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Filed pursuant to 424(b)(4)
Registration No. 333-142875

PROSPECTUS

35,294,118 Shares

COMMON SHARES

This is the initial public offering of our common shares. We are offering 17,647,059 common shares and the selling shareholders identified in this prospectus are offering an additional 17,647,059 common shares. We will not receive any of the proceeds from the common shares sold by the selling shareholders.

Our common shares have been approved for listing on the New York Stock Exchange under the symbol "G."

Investing in our common shares involves risks. See "Risk Factors" beginning on page 11.

PRICE $14 A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Genpact	Proceeds to Selling Shareholders
Per share	$14.00	$0.77	$13.23	$13.23
Total	$494,117,652	$27,176,471	$233,470,591	$233,470,591

We have granted to the underwriters an option to purchase up to an additional 5,294,118 common shares to cover over-allotments at the initial public offering price, less underwriting discounts and commissions.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common shares to purchasers on August 7, 2007.

MORGAN STANLEY	CITI	JPMORGAN
WACHOVIA SECURITIES	MERRILL LYNCH & CO.

BANC OF AMERICA SECURITIES LLC

                CREDIT SUISSE

                      DEUTSCHE BANK SECURITIES

                      UBS INVESTMENT BANK

                      August 1, 2007

INDUSTRY AND MARKET DATA

        Industry and market data used throughout this prospectus were obtained through internal company research, surveys and studies conducted by third parties and industry and general publications. The information contained in the NASSCOM-McKinsey report referred to herein, published by the National Association of Software and Service Companies, or NASSCOM, and McKinsey & Company, or McKinsey, in 2005 is based on studies and analyses of surveys of business process outsourcing service providers and clients conducted by McKinsey. The NASSCOM-McKinsey report was the primary source for third-party industry and market data and forecasts referred to herein. In addition, we have included in this prospectus information from the International Data Corporation, or IDC, market analysis reports published in 2005. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. We have not independently verified any of the data from third-party sources nor have we ascertained any underlying economic assumptions relied upon therein. While we are not aware of any misstatements regarding the industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings "Risk Factors" and "Forward-Looking Statements."

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        You should rely only on the information contained in this prospectus. We and the selling shareholders have not authorized anyone to provide you with information that is different. We, the selling shareholders and the underwriters are not making an offer of our common shares in any jurisdiction or state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

        We have not taken any action to permit a public offering of the common shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the common shares and the distribution of this prospectus outside of the United States.

        We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar and there are no restrictions on our ability to transfer funds other than funds denominated in Bermuda dollars, in and out of Bermuda or to pay dividends to United States residents who are holders of our common shares.

        The Bermuda Monetary Authority has given its consent for the issue and free transferability of all of the common shares that are the subject of this offering to and between non-residents of Bermuda for exchange control purposes.

        Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus. In some cases, issuances and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.

        This prospectus will be filed with the Registrar of Companies in Bermuda pursuant to Part III of the Companies Act 1981 (Bermuda) as amended. In accepting this prospectus for filing, the Registrar of Companies in Bermuda shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus.

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PROSPECTUS SUMMARY

        The following is a summary of some of the information contained in this prospectus and it may not contain all the information that you should consider before investing in our common shares. You should read the entire prospectus carefully, especially the "Risk Factors" section and the financial statements and accompanying notes included in this prospectus before making an investment decision. Unless otherwise indicated, all information relating to the Company contained in this prospectus gives effect to the transactions described under "—The Company—2007 Reorganization" and "—The Company—2004 Reorganization"as if the same had been in effect for all periods discussed. We use the terms "Genpact," "our company," "we" and "us" to refer to our business as described under "—The Company."

GENPACT LIMITED

        We manage business processes for companies around the world. We combine our process expertise, information technology expertise and analytical capabilities, together with operational insight derived from our experience in diverse industries, to provide a wide range of services using our global delivery platform. Our goal is to help our clients improve the ways in which they do business by continuously improving their business processes, including through the application of Six Sigma and Lean principles and by leveraging technology. We strive to be a seamless extension of our clients' operations.

        We have a unique heritage. We built our business by meeting the demands of the leaders of the General Electric Company, or GE, to increase the productivity of their businesses. We began in 1997 as the India-based captive business process services operation for General Electric Capital Corporation, or GE Capital, GE's financial services business. As the value of offshore outsourcing was demonstrated to the management of GE, it became a widespread practice at GE and our business grew in size and scope. We took on a wide range of complex and critical processes and we became a significant provider to many of GE's businesses, including Consumer Finance (now GE Money), Commercial Finance, Insurance, Healthcare, Industrial, NBC Universal and GE's corporate offices.

        Our leadership team, our methods and our culture have been deeply influenced by our eight years as a captive operation of GE. Many elements of GE's success—the rigorous use of metrics and analytics, the relentless focus on improvement, a strong emphasis on the client and innovative human resources practices—are the foundations of our business.

        We became an independent company at the beginning of 2005 and since that time we have grown rapidly, continued to expand our range of services and diversified our client base. Since January 1, 2005, we have entered into contracts with more than 35 new clients in a variety of industries, including banking and finance, insurance, manufacturing, transportation and healthcare. We have the benefit of a multi-year contract with GE that provides us with committed revenues through 2013. In addition, we have opportunities for expansion with many new clients.

        As of March 31, 2007, we have more than 26,500 employees, with operations in nine countries. In 2006, we had net revenues of $613.0 million, of which 25.8% was from clients other than GE, which we refer to as Global Clients.

Our Opportunity

        Globalization of the world's economy remains the most powerful economic trend of our lifetime. It is driven by expanding technology capabilities, more efficient global telecommunications, the relaxation of local laws and regulations that previously impeded cross-border trade and the recognition by business leaders that a highly skilled global workforce can be a competitive business advantage. These dynamics are creating an entirely new set of competitive challenges for companies around the world.

        Companies have been forced to focus on ways to improve productivity and manage costs more aggressively in order to maintain or enhance their competitive positions and increase shareholder value. As part of their response to these pressures, in recent years, business leaders began offshoring business processes to captive operations and outsourcing business processes to third parties, including sending such processes offshore to workers in countries where wage levels were lower than those in North America and Europe. Initially, India became the primary destination for offshore business process outsourcing. However, as demand and the range of services have grown, other destinations have become increasingly important.

        Outsourcing initially focused on realizing immediate cost savings and involved labor-intensive processes such as call center services and data entry. The frequency with which these processes were outsourced increased as companies recognized that offshore service providers could run these processes more efficiently by recruiting and training skilled labor in larger numbers and at lower cost than was available in a company's home market.

        The use of information technology has also been an important catalyst for the growth of outsourcing. Before outsourcing business processes, companies more frequently outsourced IT operations. As companies realized benefits from outsourcing IT services, they became more willing to outsource other types of processes. At the same time, growth in the use of IT contributed to greater efficiencies in business processes and other productivity enhancements. As a result, knowledge of IT platforms and technology became increasingly important to effective business process management.

        According to International Data Corporation, or IDC, aggregate worldwide spending on IT and business process outsourcing, or BPO, services is estimated to be $934 billion for 2006. The NASSCOM-McKinsey report estimates the total addressable market for offshore IT and BPO services to be approximately $300 billion, of which only about 10% has been penetrated. The NASSCOM-McKinsey report projects that spending on offshore IT and BPO services will grow from $30 billion in 2005 to $110 billion in 2010, representing a compound annual growth rate, or CAGR, of 30%.

        This growth is a function of the increasing acceptance of outsourcing and the constantly expanding notions of what can be outsourced and the benefits that can be achieved. The services that are being outsourced today are much broader, and involve much higher valued functionality than originally outsourced, and include engineering, design, software programming, accounting, healthcare services, legal services, financial analysis, consulting activities and other services, and cut across all industries. Companies also look to achieve a wider range of objectives from outsourcing, and to generate business impact such as increased revenue, expanded margins, improved working capital management, increased customer satisfaction and enhancement of their competitive positions.

        Today, the willingness to outsource a broader array of business processes, from the relatively simple to the more critical and complex, and the fact that many business processes can be enhanced through the application of IT, has created an opportunity for service providers that have broad and deep capabilities, as well as expertise in both process operation and IT platforms. Companies that are ready to embrace the outsourcing of complex business processes are seeking service providers with a broad range of capabilities with which they can establish a strategic relationship that will grow over time. Many senior, or C-level, executives today consider the following factors when looking to collaborate with a service provider:

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  process excellence;

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  global delivery;

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  analytical capabilities;

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  IT expertise;

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  domain expertise;

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  a stable workforce; and

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  scale.

Our Solution

        We manage a wide range of business processes that address the transactional, managerial, reporting and planning needs of our clients. We seek to build long-term client relationships with companies that wish to improve the ways in which they do business and to which we can offer a wide range of services. With our broad and deep capabilities and our global delivery platform, our goal is to deliver comprehensive solutions and continuous process improvement to clients around the world and across multiple industries.

Our Broad Expertise

        Our services include finance and accounting, collections and customer services, insurance, supply chain and procurement, analytics, enterprise application and IT infrastructure. Significant business impact can often best be achieved by redesigning and operating a combination of processes, as well as providing multiple services that combine elements of several of our service offerings. In offering our services, we draw on three core capabilities—process expertise, analytical ability and technology expertise—as well as the operational insight we have acquired from our experience managing thousands of processes in diverse industries.

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  Process Expertise.    We have extensive experience in operating a wide range of processes. We have developed a repository of knowledge of best practices in many industries, including banking and financial services, insurance, manufacturing, transportation and healthcare. We have extensive experience in transitioning myriad processes from our clients. We apply the principles of Six Sigma and Lean to eliminate defects and variation and reduce inefficiency. We also develop and track operational metrics to measure process performance as a means of monitoring service levels and enhancing productivity.

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  Analytical Capabilities.    Our analytical capabilities are central to our improving business processes. They enable us to work with our clients and identify weaknesses in business processes and redesign and re-engineer them to create additional business value. We also rigorously apply analytical methodologies, which we use to measure and enhance performance of our client services. We also apply these methodologies to measure and improve our own internal functions, including recruiting and retention of personnel.

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  Technology Expertise.    Our information technology expertise includes extensive knowledge of third-party hardware, network and computing infrastructure, and enterprise resource planning and other software applications. We also use technology to better manage the transition of processes, to operate processes more efficiently and to replace or redesign processes so as to enhance productivity. Our ability to combine our business process and IT expertise along with our Six Sigma and Lean skills allows us to perform, for example, enterprise resource planning, or ERP, implementations on budget and on time, as well as to ensure our clients achieve the full potential of business intelligence platforms and webstack software platforms.

        In addition, we believe that one of the factors that differentiates us from our competitors is the operational insight we have developed from our experience managing thousands of processes.

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  Operational Insight.    Our operational insight enables us to make the best use of our core capabilities. Operational insight starts with the ability to understand the business context of a process. We place great value on understanding not only the industry in which a client operates, but also the business culture and institutional parameters within which a process is operated. Operational insight is also the judgement to determine the best way to improve a process in light of the knowledge of best practices across different industries as well as an appreciation of what solutions can be implemented in the context of the particular business environment.

Our Strategic Client Model

        We seek to create long-term relationships with our clients where they view us as an integral part of their organization and not just as a service provider. To achieve this goal, we developed the Genpact Virtual CaptiveSM model for service delivery, and we may implement all or some of its features in any given client relationship, depending on the client's needs. Under this approach, we strive to be a seamless extension of our client's operations which involves providing the client with dedicated leadership, infrastructure and employees who are trained in that client's culture. This helps us to provide more services to those clients, to integrate us further into their business and to establish us as a reliable and important strategic service provider.

Our Global Delivery Platform

        Clients with global operations have global needs. We deliver services from a global network of more than 25 locations in nine countries. Our service delivery locations, which we refer to as Delivery Centers, are in India, China, Hungary, Mexico, the Philippines, the Netherlands, Romania, Spain and the United States. Our presence in locations other than India provides us with multi-lingual capabilities, access to a larger employee pool and "near-shoring" capabilities to take advantage of time zones. With this network, we can manage complex processes in multiple geographic regions.

Our People and Culture

        We have an experienced and cohesive leadership team and a culture that emphasizes teamwork, constant improvement of our processes and, most importantly, dedication to the client. Many members of our leadership team developed their management skills working within GE and many of them were involved in the founding of our business. As of March 31, 2007, we have more than 26,500 employees including over 5,500 Six Sigma trained green-belts, 300 Six Sigma trained black-belts and 60 Six Sigma trained master black-belts, as well as more than 4,500 Lean trained employees.

        A key determinant of our success, especially as we continue to increase the scale of our business, is our ability to attract, train and retain employees in highly competitive labor markets. We manage this challenge through innovative human resources practices. These include broadening the employee pool by opening Delivery Centers in diverse locations, using creative recruiting techniques to attract the best talent, emphasizing ongoing training, instilling a vibrant and distinctive culture and providing well-defined long term career paths. We monitor and manage our attrition rate very closely, and believe our attrition rate is one of the lowest in the industry.

Our Strategy For Growth

        The specific elements of our strategy to grow our business include the following:

        Expand Relationships with Existing Clients.    We intend to deepen and expand relationships with our existing clients, including GE. Since our separation from GE, we have succeeded in forming more than 35 new Global Client relationships with major companies. Many of those relationships are at an early stage and we believe they offer significant opportunities for growth. As we demonstrate the value that we can provide, often with a discrete process, we are frequently able to expand the scope of our work in a variety of ways.

        Develop New Client Relationships.    In addition to expanding our existing client relationships, we plan to continue to develop new long-term client relationships, especially with those clients where we have an opportunity to deliver a wide range of our capabilities and have a meaningful impact on our clients' business.

        Continue To Promote Process Excellence.    Our ability to deliver continuous process improvement is an important part of the value that we deliver to our clients. We have built a significant repository of process expertise across a wide range of processes such as finance and accounting, supply chain, analytics and client service. Our process expertise is complemented by our ability to work across multiple technology platforms in diverse industries.

        Continue To Deepen Expertise and Global Capabilities.    We will continue to expand our capabilities globally as well as across industries and service offerings. While we expect this will occur primarily through organic growth, we also plan to evaluate strategic partnerships, alliances and acquisitions to expand into new services offerings as well as into new industries.

        Maintain Our Culture and Enhance Our Human Capital.    Our ability to grow our business will depend on our ability to continue to attract, train and retain large numbers of talented individuals. We will continue to develop innovative recruiting techniques and to emphasize learning throughout the tenure of an employee's career. We also believe that maintaining our vibrant and distinctive culture, in which we emphasize teamwork, continuous process improvement and dedication to the client, is critical to growing our business.

The Company

The 2004 Reorganization

        Prior to December 30, 2004, our business was conducted through various entities and divisions of GE. On December 30, 2004, in a series of transactions we refer to as the "2004 Reorganization," GE reorganized these operations by placing them all under Genpact Global Holdings SICAR S.à.r.l., or GGH, a newly formed Luxembourg entity. GE also sold an indirect 60% interest in GGH to Genpact Investment Co. (Lux) SICAR S.à.r.l., or GICo, an entity owned in equal portions by General Atlantic LLC, or General Atlantic, and Oak Hill Capital Partners, or Oak Hill. On December 16, 2005, GE sold a portion of its equity in us to a subsidiary of Wachovia Corporation. As of December 31, 2006, GE owned approximately 29% of our equity, after giving effect to the conversion of preferred stock but excluding shares issuable pursuant to outstanding options.

        Following the 2004 Reorganization, we began operating as an independent company. We separated ourselves operationally from GE and began building the capabilities necessary to be successful as an independent company. Among other things, we expanded our management infrastructure and business development capabilities so that we could secure business from clients other than GE. We substantially expanded administrative functions for which we had previously relied primarily on GE, such as finance, legal, accounting and human resources. We created separate employee benefit and retirement plans, developed our own leadership training capability and enhanced our management information systems.

The 2007 Reorganization

        On March 29, 2007, we formed Genpact Limited in Bermuda to be the new holding company for our business. It was initially a wholly-owned subsidiary of GGH. On July 13, 2007, we effectuated a transaction that resulted in Genpact Limited owning 100% of the capital stock of GGH. This transaction is referred to as the "2007 Reorganization." This transaction occurred by the shareholders of GGH exchanging their preferred and common shares in GGH for common shares in Genpact Limited. As a result, the only shares of Genpact Limited outstanding at effectiveness, and upon closing of the IPO, will be common shares. In addition, as part of the 2007 Reorganization, Genpact Global (Lux) S.à.r.l., or GGL, which owned approximately 63% of the outstanding equity of GGH, became a wholly owned subsidiary of Genpact Limited pursuant to a share exchange. GGL had no operations or assets other than its ownership interest in GGH, and had no liabilities other than obligations for accumulated dividends on preferred shares that were eliminated in the 2007 Reorganization and certain tax liabilities, estimated at less than $3.0 million, for which GE and GICo have agreed to indemnify us.

        As part of the 2007 Reorganization, our existing equity based compensation plans were assigned to Genpact Limited. As a result, all outstanding options issued under our existing equity based compensation plans became options to acquire common shares of Genpact Limited.

        The chart below gives effect to the 2007 Reorganization and sets forth our beneficial ownership structure immediately following the consummation of this offering, assuming no exercise of the underwriters' overallotment option and excluding outstanding options. See also "Principal and Selling Shareholders" for a discussion of certain relationships and arrangements among certain of our shareholders.

        Our registered office is located at Canon's Court, 22 Victoria Street, Hamilton HM, Bermuda.

THE OFFERING

Common shares offered by us	17,647,059 shares
Common shares offered by the selling shareholders	17,647,059 shares
Common shares to be outstanding after this offering (assuming no exercise of the underwriters over-allotment option)	206,409,349 shares
Selling shareholders	Entities owned by GE, General Atlantic and Oak Hill.
Over-allotment option	We have granted to the underwriters an option to purchase up to an additional 5,294,118 common shares to cover over-allotments at the initial public offering price less underwriting discounts and commissions.
Use of proceeds	To repay indebtedness outstanding under our credit facilities and for working capital and general corporate purposes, including potential acquisitions.
We will not receive any proceeds from the sale of our common shares by the selling shareholders.
New York Stock Exchange symbol	G
Dividend policy	We do not anticipate paying cash dividends for the foreseeable future.
Lock-up	We, the selling shareholders, our directors and our executive officers have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of any of our common shares for a period of 180 days after the date of this prospectus.
Risk factors	See "Risk Factors" for a discussion of factors you should consider before investing in our common shares.

        The number of common shares to be outstanding after this offering is based on 188,762,290 common shares outstanding as of August 1, 2007, and, unless we indicate otherwise:

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  assumes no exercise of the underwriters' option to purchase up to 5,294,118 additional common shares to cover over-allotments. If the underwriters exercise this option in full, 211,703,467 common shares would thereafter be outstanding; and

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  excludes approximately 24.0 million common shares issuable upon the exercise of share options outstanding as of August 1, 2007, of which options to purchase 5,092,545 common shares were vested as of that date.

SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

        The table below provides a summary of our historical financial and certain operating data. Prior to December 30, 2004, our business was conducted through various entities and divisions that were wholly owned by GE. On December 30, 2004, in the 2004 Reorganization, GE transferred such operations to a newly-formed entity, GGH, and sold a 60% interest in GGH to General Atlantic and Oak Hill. Therefore, the financial data for these operations, or our predecessor, as of and for the years ended December 31, 2002, 2003 and 2004, which are the periods prior to the 2004 Reorganization, are presented on a combined basis. The financial data as of and for the years ended December 31, 2005 and 2006 and for the three months ended March 31, 2006 and 2007, which are the periods after the 2004 Reorganization, are presented on a new basis of accounting and are not directly comparable to the data for 2002, 2003 and 2004.

        On March 29, 2007, we formed Genpact Limited in Bermuda to be the new holding company for our business. It was initially a wholly-owned subsidiary of GGH. On July 13, 2007, we effectuated a transaction that resulted in Genpact Limited owning 100% of the capital stock of GGH. This transaction is referred to as the "2007 Reorganization." The pro forma earnings per share information gives effect to the 2007 Reorganization as if it occured on January 1, 2006.

        The financial data as of and for the years ended December 31, 2004, 2005 and 2006 are derived from our audited financial statements which are included in this prospectus (except for the December 31, 2004 balance sheet which is not included). The financial data as of and for the three months ended March 31, 2006 and 2007 are derived from our unaudited financial statements which are included in this prospectus. The financial data as of and for the years ended December 31, 2002 and 2003 are derived from the unaudited combined financial statements of the predecessor which are not included in this prospectus. All such financial statements are prepared in accordance with U.S. GAAP. We believe the quarterly information contains all adjustments, consisting only of normal recurring adjustments, necessary to fairly present this information. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Seasonality."

        You should read this summary financial data together with the financial statements included herein as well as "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Predecessor
						Three Months Ended March 31,
	Year Ended December 31,
	2002	2003	2004	2005	2006	2006	2007
	(unaudited)	(unaudited)				(unaudited)	(unaudited)
	(dollars in millions, except per share data)
Statement of income data:
Net revenues—GE	$287.9	$371.5	$408.9	$449.7	$453.3	$109.7	$120.8
Net revenues—Global Clients	7.1	10.2	20.3	42.2	158.3	22.2	54.3
Other revenues	—	—	—	—	1.5	—	1.0

Total net revenues	295.0	381.7	429.1	491.9	613.0	131.9	176.0
Cost of revenue	192.1	245.2	263.6	304.0	360.9	78.0	109.9

Gross profit	102.9	136.5	165.5	187.9	252.2	53.9	66.1
Operating expenses:
Selling, general and administrative expenses	40.6	69.2	76.3	117.5	159.2	36.1	48.8
Amortization of acquired intangible assets	—	—	—	47.0	41.7	11.0	9.0
Foreign exchange (gains) losses, net	(2.0)	(6.9)	7.3	12.8	13.0	3.7	(1.7)
Other operating income	—	—	—	(6.2)	(4.9)	(1.1)	(0.6)

Income from operations	64.3	74.2	81.9	16.9	43.2	4.2	10.6
Other income (expense), net	1.8	10.7	8.2	(6.1)	(9.2)	(0.6)	(3.6)

Income before share of equity in earnings/loss of affiliate, minority interest and income taxes	66.1	84.9	90.2	10.7	33.9	3.6	7.0
Equity in (earnings)/loss of affiliate	—	—	—	—	—	—	0.1
Minority interest	—	—	—	—	—	—	0.9
Income tax expense (benefit)	5.1	6.6	6.7	(6.4)	(5.9)	(1.4)	4.2

Net income	$61.0	$78.3	$83.4	$17.1	$39.8	$5.1	$1.8

Net loss per common share—basic and diluted(1):				$(4.00)	$(26.93)	$(6.17)	$(38.91)
Proforma earnings per common share(2):
Basic					$0.21		$0.01
Diluted					$0.20		$0.01
	Predecessor
						As of March 31,
	As of December 31,
	2002	2003	2004	2005	2006	2007
	(unaudited)	(unaudited)				(unaudited)
	(dollars in millions)
Balance sheet data:
Cash and cash equivalents	$13.3	$15.0	$49.8	$44.7	$35.4	$37.3
Total assets	330.6	394.9	941.9	970.2	1,081.3	1,163.9
Total liabilities	137.7	121.6	318.9	378.2	456.6	478.5
Minority interest	—	—	—	—	—	3.4
Total stockholders' equity	192.9	273.3	623.0	592.0	624.7	682.0
Operating data (unaudited):
Employees	14,696	15,279	16,031	19,532	26,060	26,731
Delivery Centers	10	11	11	17	23	27

Footnotes are on next page

(1)
Prior to the 2007 Reorganization, GGH had preferred shares and common shares outstanding. In the 2007 Reorganization, GGH became a subsidiary of Genpact Limited, and these shares were exchanged for Genpact Limited common shares. (The pro forma earnings per common share shows our earnings under our current capital structure as if the 2007 Reorganization took place on January 1, 2006. See note (2) below.)

The
GGH preferred shares were entitled to cumulative dividends which were not paid in cash and were accrued and added to accreted value. As a result, there is a net loss per common share for all periods shown. The GGH preferred shares were convertible at the option of the holder into common shares at rates based on the accreted value (including such dividends). The conversion of such preferred shares as well as the outstanding options on common shares would be anti-dilutive, and therefore such shares and options are not included in the calculation of dilutive net loss per share. The table below sets forth the reconciliation of net income to net loss to common stockholders. See also Note 20 to our consolidated financial statements.

	Year ended December 31, 2005	Year ended December 31, 2006	Three months ended March 31, 2006	Three months ended March 31, 2007
			(unaudited)	(unaudited)
	(dollars in millions, except share and per share data)
Net loss to common stock holders
Net income as reported	$17.1	$39.8	$5.1	$1.8
Less: preferred dividend	13.4	14.1	3.4	3.4
Less: undistributed earnings to preferred stock	2.3	15.9	1.0	—
Less: beneficial interest on conversion of preferred stock dividend	3.0	20.4	3.1	13.1

Net loss to common stock holders	$(1.6)	$(10.6)	$(2.4)	$(14.7)

Weighted average number of common shares and equivalent common shares used in computing net loss per common share—basic and diluted	394,000	392,411	394,000	377,702

Net loss per common share—basic and diluted	$(4.00)	$(26.93)	$(6.17)	$(38.91)

(2)
Pro forma earnings per common share give effect to the 2007 Reorganization as if it occurred on January 1, 2006. In the 2007 Reorganization, the shareholders of GGH exchanged their preferred and common shares of GGH for common shares of Genpact Limited. The following sets forth the calculation of pro forma basic and dilutive earnings per share. The pro forma weighted average number of common shares used in such calculation gives effect to such share exchange:

	Year ended December 31, 2006	Three months ended March 31, 2007
		(unaudited)
	(dollars in millions, except share and per share data)
Net income as reported	$39.8	$1.8

Pro forma weighted average number of common shares of Genpact Limited used in computing basic earnings per common share	189,151,528	186,509,569
Pro forma dilutive effect of stock options	5,876,188	8,229,374

Pro forma weighted average number of common shares of Genpact Limited used in computing diluted earnings per common share	195,027,716	194,738,943

Pro forma earnings per common share—
Basic	$0.21	$0.01
Diluted	$0.20	$0.01

As part of the 2007 Reorganization, GGL, which owned approximately 63% of GGH, became a subsidiary of Genpact Limited through a share exchange. GGL had no operations, no other assets and no liabilities (other than obligations for accumulated dividends on preferred shares which were eliminated and certain tax liabilities for which Genpact Limited has been indemnified by GE and GICo), and therefore its inclusion had no effect on our financial reporting. See "—The Company—The 2007 Reorganization."

RISK FACTORS

        Investing in our common shares involves substantial risks. You should carefully consider the following risks and other information in this prospectus before deciding to invest in our common shares. Any of the risks described below could have a material adverse effect on our business, financial condition or results of operations, in which case the trading price of our common shares could decline and you could lose part or all of your investment in our common shares. The section below also contains forward-looking statements. See "Forward-Looking Statements."

Risks Related to our Business

        We have a limited operating history as an independent company for you to evaluate.

        We ceased to be wholly-owned by GE on December 30, 2004. Accordingly, we have only a limited track record as an independent entity for you to evaluate. We may not be as successful in managing our operations on an independent basis as we were when we were part of GE. In addition, although we have begun to diversify our client base, our ability to develop and retain clients other than GE over an extended period of time has not been demonstrated.

        We may be unable to manage our growth effectively and maintain effective internal controls, which could have a material adverse effect on our business, results of operations and financial condition.

        Since we became an independent company, we have experienced rapid growth and significant expansion and diversification of our operations, which has placed significant demands on our leadership team's time and our operational resources. Since December 30, 2004, we have incurred, and we continue to incur, substantial expenses to create the management infrastructure and other capabilities necessary to operate as a stand-alone business. From January 1, 2005 to December 31, 2006 our net revenues have grown approximately 43% and our number of employees has grown approximately 63%. As our revenues grow there can be no assurance that our margins will also grow. In order to manage growth effectively, we must implement and improve operational systems, procedures and internal controls on a timely basis. If we fail to implement these systems, procedures and controls on a timely basis, we may not be able to retain clients or obtain new business, hire and retain new employees, complete future acquisitions or operate our business effectively.

        GE accounts for a significant portion of our revenues and any loss of business from, or change in our relationship with, GE could have a material adverse effect on our business, results of operations and financial condition.

        We have derived and are likely to continue to derive a significant portion of our revenues from GE. For 2005 and 2006, GE accounted for 91.4% and 73.9% of our revenues, respectively. In addition, our more mature client relationships, such as GE, typically generate higher margins than those from newer clients. The loss of business from GE could have a material adverse effect on our business, results of operations and financial condition.

        Our master services agreement, or MSA, with GE commits GE to purchase, on an annual basis through 2013, a stipulated minimum dollar amount of services or pay us certain costs in lieu thereof. The costs which GE would be required to pay if it does not meet a minimum annual commitment are not necessarily equal to the amount by which GE's purchases fall short of that minimum annual commitment. While our revenues from GE in 2006 were $453.3 million, exceeding by $93.3 million the stipulated minimum annual amount for that year, there is no assurance that actual revenues from GE in future years will meet the minimum annual commitment or exceed it by as much as in 2006 or that GE will continue to be a client at all. Revenues in excess of the minimum annual commitment can be credited, subject to certain limitations, against shortfalls in subsequent years. In addition, the MSA provides that the minimum annual committed amount of $360 million will be reduced during the last three years of the term, to $270 million in 2011, $180 million in 2012 and $90 million in 2013. The MSA provides that the minimum annual committed amount is subject to reduction in certain circumstances, including as a result of the termination of any statements of work, or SOWs, by GE for cause, non-performance of services by us due to specified force majeure events or certain other reasons. The MSA also does not require GE to engage us exclusively in respect of business process services.

        In addition, pricing terms and pricing levels under future SOWs may be lower than in the past. In particular, because of the size of GE and its importance to our business it is able to exert considerable leverage on us when negotiating the terms of SOWs.

        Our business from GE comes from a variety of GE's businesses and decisions to use our services are currently, as a general matter, made by a number of people within GE. Therefore, although some decisions may be made centrally at GE, the total level of business we receive generally depends on the decisions of the various operating managers of such businesses. In addition, if GE sells or divests any of the businesses to which we provide services, the new management or new owners of such businesses may choose to discontinue our services. Furthermore, following December 31, 2009, GE will no longer be subject to a contractual restriction with us on its ability to set up a separate business unit to provide English-language business process services from low-wage countries. There can be no assurance that GE will not establish such a separate business unit or otherwise compete with us at such time. While we were a captive operation of GE, GE followed a practice of granting to the business units that purchased our services a credit for financial measurement purposes designed to approximate the profit realized by our business on such services. We have been advised that this practice remains in effect for SOWs entered into prior to January 1, 2006 and is not in effect for SOWs entered into after such time. We have entered into new SOWs with most of the divisions of GE since the practice was discontinued. The discontinuation of this practice could affect whether and on what terms a GE business unit may enter into new SOWs in the future.

        To date, GE has been a significant shareholder of our company and it will beneficially own 23.2% of our common shares following this offering, assuming the over-allotment option of the underwriters is not exercised. It also has the right to nominate two directors to our board pursuant to a shareholders agreement with our other major shareholders. If GE's percentage of ownership of our common shares decreases in the future, there can be no assurance that GE will continue to contract for our services to the same extent or on the same terms.

        We may fail to attract and retain enough qualified employees to support our operations.

        Our industry relies on large numbers of skilled employees and our success depends on our ability to attract, train and retain a sufficient number of qualified employees. High employee attrition is common in our industry. See "Business—Our People." In 2006, our attrition rate for all employees who were employed for a day or more was approximately 32%. We cannot assure you that we will be able to reduce our level of attrition or even maintain our attrition rate at the 2006 level. If our attrition rate increases, our operating efficiency and productivity may decrease.

        Competition for qualified employees, particularly in India and China, has intensified significantly in recent years and we expect such competition to continue. We compete for employees not only with other companies in our industry but also with companies in other industries, such as software services, engineering services and financial services companies. In many locations in which we operate, there is a limited pool of employees who have the skills and training needed to do our work. If our business continues to grow, the number of people we will need to hire will increase. We will also need to increase our hiring if we are not able to maintain our attrition rate through innovative recruiting and retention policies. Increased competition for employees could have an adverse effect on our ability to expand our business and service our clients, as well as cause us to incur greater personnel expenses and training costs.

        Over the next few years we will lose certain tax benefits provided by India to companies in our industry and it is not clear whether new tax policies will provide equivalent benefits and incentives.

        Under the Indian Income Tax Act, 1961, our Delivery Centers in India, from which we derived the majority of our revenues in fiscal 2006, benefit from a ten-year holiday from Indian corporate income taxes in respect of their export income, as defined in the legislation. As a result of this tax holiday, we incurred minimal income tax expense with respect to our Indian operations in 2006 ($0.6 million) as well as in prior years. In the absence of this tax holiday, income derived from our Indian operations would be taxed up to the maximum tax rate generally applicable to Indian enterprises, which, as of December 31, 2006, was 33.66%. The tax holiday enjoyed by our Delivery Centers in India expires in stages, on March 31 in each of 2007 (in respect of approximately 35% of our Indian operations), 2008 (in respect of approximately 15% of our Indian operations) and 2009 (in respect of the balance of our Indian operations), depending in each case on when each Delivery Center commenced operations. As our Indian tax holiday expires, our Indian tax expense will materially increase and our after-tax profitability will be materially reduced, unless we can obtain comparable benefits under new legislation or otherwise reduce our tax liability. For the first quarter of 2007, our overall tax expense increased by $2.0 million as a result of the partial expiration of this holiday.

        The Special Economic Zones Act, 2005, or the SEZ legislation, introduced a new 15-year tax holiday scheme for operations established in designated "special economic zones" or SEZs. Under the SEZ legislation, qualifying operations are eligible for a deduction from taxable income equal to (i) 100% of their profits or gains derived for the first five years from the commencement of operations; (ii) 50% of those profits or gains for the next five years; and (iii) 50% of those profits or gains for a further five years, subject to satisfying certain capital investment requirements. The Finance Minister of India announced in the 2007-2008 budget on February 28, 2007 that the SEZ legislation will be amended to ensure that this holiday is available only for new business operations that are conducted at qualifying SEZ locations and would not be available to operations formed by splitting up or reconstructing existing operations or transferring existing technology infrastructure to new locations.

        We are currently in the process of establishing new centers, subject to regulatory approvals, that we expect to be eligible for the SEZ benefits. It is not clear, however, what percentage of our operations or income in India, if any, will be eligible for SEZ benefits, as this will depend on how much of our business can be conducted at the qualifying locations and on how much of that business can be considered to be new business under the SEZ legislation. Also, because this is new legislation, there is continuing uncertainty as to the interpretation of the required governmental and regulatory approvals. This uncertainty may delay development of our proposed SEZ locations.

        The SEZ legislation is currently a politically sensitive issue in India. The Ministry of Finance in India has expressed concern about potential tax revenues being lost as a result of the exemptions under the SEZ legislation. The SEZ legislation has been criticized on economic grounds by the International Monetary Fund and it has been suggested that the SEZ legislation may be challenged by the World Trade Organization. It is possible that, as a result of such political pressures, the procedure for obtaining the benefits of the SEZ legislation may become more onerous, that the types of land eligible for SEZ status will be further restricted or that the SEZ legislation will be amended or repealed.

        Accordingly, we currently do not expect that the benefits, if any, that we may derive under the SEZ legislation will be equivalent to the benefits we will gradually lose under the existing tax holiday. Consequently, we expect that our tax rate in India and our overall tax rate will increase over the next few years and that such increase is likely to be material and is likely to have a material adverse effect on our business, results of operations and financial condition.

        If the transfer pricing arrangements we have among our subsidiaries are determined to be inappropriate, our tax liability may increase.

        We have transfer pricing arrangements among our subsidiaries in relation to various aspects of our business, including operations, marketing, sales and delivery functions. U.S. and Indian transfer pricing regulations, as well as regulations applicable in other countries in which we operate, require that any international transaction involving associated enterprises be on arm's-length terms. We consider the transactions among our subsidiaries to be on arm's-length terms. If, however, a tax authority in any jurisdiction reviews any of our tax returns and determines that the transfer prices and terms we have applied are not appropriate, or that other income of our affiliates should be taxed in that jurisdiction, we may incur increased tax liability, including accrued interest and penalties, which would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows.

        New tax legislation and the results of actions by taxing authorities may have an adverse effect on our operations and our overall tax rate.

        The Government of India has recently enacted a fringe benefit tax on the exercise of share options granted to employees based in India. This tax is payable by the issuer of the share options and recoverable at the option of the issuer from its employees. The implementation rules have not yet been enacted. We are analyzing the consequences of this tax upon our Indian operations, including the applicability to existing outstanding options. Depending upon the final rules, this tax may materially and adversely impact our results of operations, although it would not affect cash flow if fully recovered from employees.

        The Government of India may assert that certain of our clients have a "permanent establishment" in India by reason of the activities we perform on their behalf, particularly those clients that exercise control over or have substantial dependency on our services. Such an assertion could affect the size and scope of the services requested by such clients in the future.

        The Government of India has served notice on the Company about its potential liability, as a representative assessee of GE, for Indian tax upon GE's 2004 sale of shares of a predecessor of the Company. We believe that no Indian tax is due upon that sale and that, even if such a tax were due, it could not be successfully asserted against us as a representative assessee. Moreover GE is obligated to indemnify us against any tax on its 2004 sale of shares. We also believe that no Indian tax is due upon the sale of our shares in the IPO by our existing significant shareholders; that even if such a tax were due it could not be successfully asserted against us as a representative assessee of such a shareholder; and that we would have a statutory right under Indian law to recover any such tax from such a shareholder. We also believe that sales by non-Indian shareholders of our shares on the market after the IPO generally will not be subject to Indian tax, provided that the selling shareholder is not otherwise subject to tax in India.

        The Government of China recently enacted amendments to the tax laws applicable to our operations that would increase the applicable tax rate from 15% to 25%, subject to certain grandfathering provisions. Depending upon the final application of these proposals and the growth of our business in China, the effect on our overall tax rate could be material.

        Our ability to repatriate surplus earnings from our Delivery Centers in a tax-efficient manner is dependent upon interpretations of local laws, possible changes in such laws and the renegotiation of existing double tax avoidance treaties. Changes to any of these may adversely affect our overall tax rate, which would have a material adverse effect on our business, results of operations and financial condition.

        Wage increases in the countries in which we have operations may prevent us from sustaining our competitive advantage and may reduce our profit margin.

        Salaries and related benefits of our employees are our most significant costs. Most of our employees are based in India and other countries in which wage levels have historically been significantly lower than wage levels in the United States and Western Europe for comparably skilled professionals, which has been one of our competitive advantages. However, wage levels for comparably skilled employees in most of the countries in which we operate have increased and further increases are expected at a faster rate than in the United States and Western Europe because of, among other reasons, faster economic growth, increased competition for skilled employees and increased demand for business process services. We will lose this competitive advantage to the extent that we are not able to control or share wage increases with our clients. Sharing wage increases may cause our clients to be less willing to utilize our services. In addition, wage increases may reduce our margins. We will attempt to control such costs by our efforts to add capacity in locations where we consider wage levels of skilled personnel to be satisfactory, but we may not be successful in doing so. We may need to increase our wage levels significantly and rapidly in order to attract the quantity and quality of employees that are necessary for us to remain competitive, which may have a material adverse effect on our business, results of operations and financial condition.

        Restrictions on entry visas may affect our ability to compete for and provide services to clients, which could have a material adverse effect on our business and financial results.

        Our business depends on the ability of our employees to obtain the necessary visas and entry permits to do business in the countries where our clients and, in some cases, our Delivery Centers, are located. In response to recent terrorist attacks and global unrest, immigration authorities generally, and those in the United States in particular, have increased the level of scrutiny in granting visas. If further terrorist attacks occur then obtaining visas for our personnel may become even more difficult. Local immigration laws may also require us to meet certain other legal requirements as a condition to obtaining or maintaining entry visas. In addition, immigration laws are subject to legislative change and varying standards of application and enforcement due to political forces, economic conditions or other events, including terrorist attacks. If we are unable to obtain the necessary visas for our personnel who need to travel internationally, if the issuance of such visas is delayed or if the length of such visas is shortened, we may not be able to provide services to our clients or to continue to provide services on a timely and cost-effective basis, receive revenues as early as expected or manage our Delivery Centers as efficiently as we otherwise could, any of which could have a material adverse effect on our business, results of operations and financial condition.

        Our senior leadership team is critical to our continued success and the loss of such personnel could harm our business.

        Our future success substantially depends on the continued service and performance of the members of our senior leadership team. These personnel possess business and technical capabilities that are difficult to replace. In particular, our Chief Executive Officer and other members of our senior leadership team have been involved in our business since its commencement under GE. Our employment agreement with our Chief Executive Officer does not obligate him to work for us for any specified period, but does contain a limited non-compete clause and a non-solicitation clause should his employment terminate. If we lose key members of our senior leadership team, we may not be able to effectively manage our current operations or meet ongoing and future business challenges, and this may have a material adverse effect on our business, results of operations and financial condition.

        We derive a significant portion of our revenues from clients in the United States. If events or conditions occur which adversely affect our ability to do business in the United States, our business, results of operations and financial condition may be materially and adversely affected.

        We currently derive, and are likely to continue to derive, a significant portion of our revenues from clients located in the United States. A number of factors could adversely affect our ability to do business in the United States, which could in turn have a material adverse effect on our business, results of operations and financial condition. These factors include changes in economic conditions in the United States, declines in the value of the U.S. dollar against the Indian rupee, in which we incur the majority of our costs, or other currencies in which we incur costs or enactment of laws in the United States that impose restrictions on, or taxation or other financial penalties with respect to, offshore outsourcing.

        We typically face a long selling cycle to secure a new contract as well as long implementation periods that require significant resource commitments, which result in a long lead time before we receive revenues from new relationships.

        We typically face a long selling cycle to secure a new contract. If we are successful in obtaining an engagement, that is generally followed by a long implementation period in which the services are planned in detail and we demonstrate to a client that we can successfully integrate our processes and resources with their operations. During this time a contract is also negotiated and agreed. There is then a long ramping up period in order to commence providing the services.

        We typically incur significant business development expenses during the selling cycle. We may not succeed in winning a new client's business, in which case we receive no revenues and may receive no reimbursement for such expenses. Even if we succeed in developing a relationship with a potential new client and begin to plan the services in detail, a potential client may choose a competitor or decide to retain the work in-house prior to the time a final contract is signed. If we enter into a contract with a client, we will typically receive no revenues until implementation actually begins. Our clients may also experience delays in obtaining internal approvals or delays associated with technology or system implementations, thereby further lengthening the implementation cycle. We generally hire new employees to provide services to a new client once a contract is signed. We may face significant difficulties in hiring such employees and incur significant costs associated with these hires before we receive corresponding revenues. If we are not successful in obtaining contractual commitments after the selling cycle, in maintaining contractual commitments after the implementation cycle or in maintaining or reducing the duration of unprofitable initial periods in our contracts, it may have a material adverse effect on our business, results of operations and financial condition.

        Our profitability will suffer if we are not able to price appropriately and maintain asset utilization levels and control our costs.

        Our profitability is largely a function of the efficiency with which we utilize our assets, and in particular our people and Delivery Centers, and the pricing that we are able to obtain for our services. Our utilization rates are affected by a number of factors, including our ability to transition employees from completed projects to new assignments, to hire and assimilate new employees, forecast demand for our services and thereby maintain an appropriate headcount in each of our geographies and workforces and manage attrition, and our need to devote time and resources to training, professional development and other typically non-chargeable activities. The prices we are able to charge for our services are affected by a number of factors, including our clients' perceptions of our ability to add value through our services, competition, introduction of new services or products by us or our competitors, our ability to accurately estimate, attain and sustain revenues from client engagements, margins and cash flows over increasingly longer contract periods and general economic and political conditions. Therefore, if we are unable to price appropriately or manage our asset utilization levels, there could be a material adverse effect on our business, results of operations and financial condition. Our profitability is also a function of our ability to control our costs and improve our efficiency. As we increase the number of our employees and grow our business, we may not be able to manage the significantly larger and more geographically diverse workforce that may result and our profitability may not improve.

        Our long selling cycle and implementation period make it difficult for us to prepare accurate internal financial forecasts and respond in a timely manner to offset such fluctuations.

        Our operating results may fluctuate significantly from period to period. The long selling cycle for our services as well as the time required to complete the implementation phases of new contracts makes it difficult to accurately predict the timing of revenues from new clients or new SOWs as well as our costs. Our period to period results may also fluctuate due to changes in our costs or other unforeseen events. In addition, our results may vary due to currency fluctuations and changes in other global or regional economic and political conditions. Due to these factors, we may be unable to prepare accurate internal financial forecasts or replace anticipated revenues that we do not receive as a result of delays arising from these factors, and our operating results in future reporting periods may be significantly below the expectations of the public market, securities analysts or investors.

        Currency exchange rate fluctuations in various currencies in which we do business, especially the Indian rupee and the U.S. dollar, could have a material adverse effect on our business, results of operations and financial condition.

        Most of our revenues are denominated in U.S. dollars, with the remaining amounts largely in euros, pounds sterling and Japanese yen. Most of our expenses are incurred and paid in Indian rupees, with the remaining amounts largely in U.S. dollars, Chinese renminbi, pounds sterling and euros. As we expand our operations to new countries, we will incur expenses in other currencies. We report our financial results in U.S. dollars. The exchange rates between the Indian rupee and other currencies in which we incur costs or receive revenues, on the one hand, and the U.S. dollar, on the other hand, have changed substantially in recent years and may fluctuate substantially in the future.

        Our results of operations could be adversely affected by certain movements in exchange rates, particularly if the Indian rupee or other currencies in which we incur expenses or receive revenues, appreciate against the U.S. dollar. Although we take steps to hedge a substantial portion of our Indian rupee-U.S. dollar and our Chinese renminbi-Japanese yen foreign currency exposures, there is no assurance that our hedging strategy will be successful or that the hedging markets will have sufficient liquidity or depth for us to implement our strategy in a cost effective manner. In addition, in some countries such as India and China, we are subject to legal restrictions on hedging activities, as well as convertibility of currencies, which could limit our ability to use cash generated in one country in another country and could limit our ability to hedge our exposures. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Foreign exchange (gains) losses, net."

        We enter into long-term contracts and fixed price contracts with our clients. Our failure to correctly price these contracts may negatively affect our profitability and we have only limited experience as an independent company in pricing such contracts.

        The pricing of our services is usually included in SOWs entered into with our clients, many of which are for terms of three to five years. In certain cases, we have committed to pricing over this period with only limited sharing of risk regarding inflation and currency exchange rates. In addition, we are obligated under some of our contracts to deliver productivity benefits to our clients. If we fail to estimate accurately future wage inflation rates, currency exchange rates or our costs, or if we fail to accurately estimate the productivity benefits we can achieve under a contract, it could have a material adverse effect on our business, results of operations and financial condition. We have only operated as an independent business since the beginning of 2005, and thus our experience in pricing our contracts is limited.

        A small portion of our SOWs are currently billed on a fixed price basis rather than on a time and materials basis. We may increase the number of fixed price contracts we perform in the future. Any failure to accurately estimate the resources or time required to complete a fixed price engagement or to maintain the required quality levels or any unexpected increase in the cost to us of employees, office space or technology could expose us to risks associated with cost overruns and could have a material adverse effect on our business, results of operations and financial conditions.

        Future legislation in the United States and other jurisdictions could significantly affect the ability of our clients to utilize our services.

        The issue of companies outsourcing services to organizations operating in other countries has become a topic of political discussion in many countries. For example, many organizations and public figures in the United States have publicly expressed concern about a perceived association between offshore service providers and the loss of jobs in the United States. In addition, there has been recent publicity about negative experiences associated with offshore outsourcing, such as theft and misappropriation of sensitive client data, particularly involving service providers in India. Current or prospective clients may elect to perform such services themselves or may be discouraged from transferring these services from onshore to offshore providers to avoid negative perceptions that may be associated with using an offshore provider. Any slowdown or reversal of existing industry trends toward offshore outsourcing would seriously harm our ability to compete effectively with competitors that provide services from the United States. Measures aimed at limiting or restricting offshore outsourcing have been enacted in a few states and there is currently legislation pending in several states and at the federal level in the United States. The measures that have been enacted to date generally have restricted the ability of government entities to outsource work to offshore business process service providers and have not significantly adversely affected our business, primarily because we do not currently work for such governmental entities and they are not currently a focus of our sales strategy. However, there can be no assurance that pending or future legislation in the United States that would significantly adversely affect our business, results of operations and financial condition will not be enacted.

        Legislation enacted in certain European jurisdictions and any future legislation in Europe, Japan or any other country in which we have clients restricting the performance of business process services from an offshore location could also have a material adverse effect on our business, results of operations and financial condition. For example, new legislation recently enacted in the United Kingdom, based on the 1977 EC Acquired Rights Directive which has been adopted in some form by many European Union, or EU, countries, provides that if a company outsources all or part of its business to a service provider or changes its current service provider, the affected employees of the company or of the previous service provider are entitled to become employees of the new service provider, generally on the same terms and conditions as their original employment. In addition, dismissals of employees who were employed by the company or the previous service provider immediately prior to that transfer are automatically considered unfair dismissals that entitle such employees to compensation. As a result, in order to avoid unfair dismissal claims we may have to offer, and become liable for, voluntary redundancy payments to the employees of our clients in the United Kingdom and other EU countries who have adopted similar laws who outsource business to us. We believe that this legislation may materially affect our ability to obtain new business from companies in the EU and, after including the cost of the potential compensation paid for unfair dismissal claims or redundancies, to provide outsourced services to our current and future clients in the EU in a cost-effective manner.

        We could be liable to our clients for damages and subject to criminal liability and our reputation could be damaged if our information systems are breached or client data is compromised.

        We may be liable to our clients for damages caused by disclosure of confidential information or system failures. We are often required to collect and store sensitive or confidential client data to perform the services we provide under our contracts. Many of our contracts do not limit our potential liability for breaches of confidentiality. If any person, including any of our current or former employees, penetrates our network security or misappropriates sensitive data or if we do not adapt to changes in data protection legislation, we could be subject to significant liabilities to our clients or to our clients' customers for breaching contractual confidentiality provisions or privacy laws. Unauthorized disclosure of sensitive or confidential client data, whether through breach of our computer systems, systems failure or otherwise, could also damage our reputation and cause us to lose existing and potential clients. We may also be subject to civil actions and criminal prosecution by government or government agencies for breaches relating to such data. Our insurance coverage for breaches or mismanagement of such data may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims against us and our insurers may disclaim coverage as to any future claims.

        We may be subject to claims for substantial damages by our clients arising out of disruptions to their businesses or inadequate service, and our insurance coverage may be inadequate.

        Most of our service contracts with clients contain service level and performance requirements, including requirements relating to the quality of our services. Failure to consistently meet service requirements of a client or errors made by our employees in the course of delivering services to our clients could disrupt the client's business and result in a reduction in revenues or a claim for damages against us. Additionally, we could incur liability if a process we manage for a client were to result in internal control failures or impair our client's ability to comply with its own internal control requirements.

        Under our MSAs with our clients, our liability for breach of our obligations is generally limited to actual damages suffered by the client and is typically capped at the greater of an agreed amount or the fees paid or payable to us under the relevant agreement. These limitations and caps on liability may be unenforceable or otherwise may not protect us from liability for damages. In addition, certain liabilities, such as claims of third parties for which we may be required to indemnify our clients or liability for breaches of confidentiality, are generally not limited under those agreements. Our MSAs are governed by laws of multiple jurisdictions, therefore the interpretation of such provisions, and the availability of defenses to us, may vary, which may contribute to the uncertainty as to the scope of our potential liability. Although we have commercial general liability insurance coverage, the coverage may not continue to be available on acceptable terms or in sufficient amounts to cover one or more large claims and our insurers may disclaim coverage as to any future claims. The successful assertion of one or more large claims against us that exceed available insurance coverage, or changes in our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have a material adverse effect on our business, results of operations and financial condition.

        Any failures to adhere to the regulations that govern our business could result in our being unable effectively to perform our services. Failure to adhere to regulations that govern our clients' businesses could result in breaches of contract under our MSAs.

        Our clients' business operations are often subject to regulation, and our clients may require that we perform our services in a manner that will enable them to comply with applicable regulations. Our clients are located around the world, and the laws and regulations that apply include, among others, United States federal laws such as the Gramm-Leach-Bliley Act and the Health Insurance Portability and Accountability Act, state laws on debt collection in the United States and the Financial Services Act in the United Kingdom as well as similar consumer protection laws in other countries in which our clients' customers are based. Failure to perform our services in a manner that complies with any such requirement could result in breaches of contracts with our clients. In addition, we are required under various laws to obtain and maintain permits and licenses for the conduct of our business in all jurisdictions in which we have operations, including India, and, in some cases, where our clients receive our services, including the United States and Europe. If we do not maintain our licenses or other qualifications to provide our services or if we do not adapt to changes in legislation or regulation, we may have to cease operations in the relevant jurisdictions and may not be able to provide services to existing clients or be able to attract new clients. In addition, we may be required to expend significant resources in order to comply with laws and regulations in the jurisdictions mentioned above. Any failure to abide by regulations relating either to our business or our clients' businesses may also, in some limited circumstances, result in civil fines and criminal penalties for us. Any such ceasing of operations or civil or criminal actions may have a material adverse effect on our business, results of operations and financial condition.

        Some of our contracts contain provisions which, if triggered, could result in lower future revenues and have a material adverse effect on our business, results of operation and financial condition.

        Many of our contracts allow a client, in certain limited circumstances, to request a benchmark study comparing our pricing and performance with that of an agreed list of other service providers for comparable services. Based on the results of the study and depending on the reasons for any unfavorable variance, we may be required to make improvements in the services we provide or to reduce the pricing for services to be performed under the remaining term of the contract, which could have an adverse effect on our business, results of operations and financial condition.

        Many of our contracts, including our contract with GE, contain provisions that would require us to pay penalties to our clients and/or provide our clients with the right to terminate the contract if we do not meet pre-agreed service level requirements. Failure to meet these requirements could result in the payment of significant penalties by us to our clients which in turn could have a material adverse effect on our business, results of operations and financial condition.

        A few of our MSAs provide that during the term of the MSA and under specified circumstances, we may not provide similar services to their competitors. Some of our contracts also provide that, during the term of the contract and for a certain period thereafter ranging from six to 12 months, we may not provide similar services to certain or any of their competitors using the same personnel. These restrictions may hamper our ability to compete for and provide services to other clients in the same industry, which may inhibit growth and result in lower future revenues and profitability.

        Many of our contracts with clients specify that if a change of control of our company occurs during the term of the contract, the client has the right to terminate the contract. These provisions may result in our contracts being terminated if there is such a change in control, resulting in a potential loss of revenues. In addition, these provisions may act as a deterrent to any attempt by a third party to acquire our company. Upon the consummation of this offering, GE loses its right to terminate our MSA upon a change of control of our company.

        Many of our contracts with clients require that we bear the cost of any sales or withholding taxes or unreimbursed value-added taxes imposed on payments made under those contracts. While we have arranged our contracts to minimize the imposition of these taxes, changes in law or the interpretation thereof and changes in our internal structure may result in the imposition of these taxes and a reduction in our net revenues.

        Our industry is highly competitive, and we may not be able to compete effectively.

        Our industry is highly competitive, highly fragmented and subject to rapid change. We believe that the principal competitive factors in our markets are breadth and depth of process and technology expertise, service quality, the ability to attract, train and retain qualified people, compliance rigor, global delivery capabilities, price, knowledge of industries served and marketing and sales capabilities. We compete for business with a variety of companies, including large multinational firms that provide consulting, technology and/or business process services, off-shore business process service providers in low-cost locations like India, in-house captives of potential clients, software services companies that also provide business process services and accounting firms that also provide consulting or outsourcing services.

        Some of our competitors have greater financial, marketing, technological or other resources and larger client bases than we do, and may expand their service offerings and compete more effectively for clients and employees than we do. Some of our competitors have more established reputations and client relationships in our markets than we do. In addition, some of our competitors who do not have global delivery capabilities may expand their delivery centers to the countries in which we are located which could result in increased competition for employees and could reduce our competitive advantage. The trend toward outsourcing and technological changes may result in new and different competitors entering our markets. There could also be newer competitors that are more powerful as a result of strategic consolidation of smaller competitors or of companies that each provide different services or service different industries.

        We expect competition to intensify in the future as more companies enter our markets. Increased competition may result in lower prices and volumes, higher costs for resources, especially people, and lower profitability. We may not be able to supply clients with services that they deem superior and at competitive prices and we may lose business to our competitors. Any inability to compete effectively would adversely affect our business, results of operations and financial condition.

        Our business could be materially and adversely affected if we do not protect our intellectual property or if our services are found to infringe on the intellectual property of others.

        Our success depends in part on certain methodologies, practices, tools and technical expertise we utilize in designing, developing, implementing and maintaining applications and other proprietary intellectual property rights. In order to protect our rights in these various intellectual properties, we rely upon a combination of nondisclosure and other contractual arrangements as well as trade secret, copyright and trademark laws. We also generally enter into confidentiality agreements with our employees, consultants, clients and potential clients and limit access to and distribution of our proprietary information. We also have submitted United States federal and foreign trademark applications for the names of additional service offerings. We may not be successful in maintaining or obtaining trademarks for these trade names. India is a member of the Berne Convention, an international intellectual property treaty, and has agreed to recognize protections on intellectual property rights conferred under the laws of other foreign countries, including the laws of the United States. There can be no assurance that the laws, rules, regulations and treaties in effect in the United States, India and the other jurisdictions in which we operate and the contractual and other protective measures we take, are adequate to protect us from misappropriation or unauthorized use of our intellectual property, or that such laws will not change. We may not be able to detect unauthorized use and take appropriate steps to enforce our rights, and any such steps may not be successful. Infringement by others of our intellectual property, including the costs of enforcing our intellectual property rights, may have a material adverse effect on our business, results of operations and financial condition.

        Although we believe that we are not infringing on the intellectual property rights of others, claims may nonetheless be successfully asserted against us in the future. The costs of defending any such claims could be significant, and any successful claim may require us to modify, discontinue or rename any of our services. Any such changes may have a material adverse effect on our business, results of operations and financial condition.

        A substantial portion of our assets and operations are located in India and we are subject to regulatory, economic, social and political uncertainties in India.

        We are subject to several risks associated with having a substantial portion of our assets and operations located in India.

        In recent years, we have benefited from many policies of the Government of India and the Indian state governments in the states in which we operate, which are designed to promote foreign investment generally and the business process services industry in particular, including significant tax incentives, relaxation of regulatory restrictions, liberalized import and export duties and preferential rules on foreign investment and repatriation. There is no assurance that such policies will continue. Various factors, such as changes in the current federal government, could trigger significant changes in India's economic liberalization and deregulation policies and disrupt business and economic conditions in India generally and our business in particular.

        In addition, our financial performance and the market price of our common shares may be adversely affected by general economic conditions and economic and fiscal policy in India, including changes in exchange rates and controls, interest rates and taxation policies, as well as social stability and political, economic or diplomatic developments affecting India in the future. In particular, India has experienced significant economic growth over the last several years, but faces major challenges in sustaining that growth in the years ahead. These challenges include the need for substantial infrastructure development and improving access to healthcare and education. Our ability to recruit, train and retain qualified employees, develop and operate our Delivery Centers, and attract and retain clients could be adversely affected if India does not successfully meet these challenges.

        Our Delivery Centers are at risk of damage from natural disasters and other disruptions.

        Our Delivery Centers or our data and voice communications may be damaged or disrupted as a result of natural disasters such as earthquakes, floods, heavy rains, epidemics, tsunamis and cyclones, technical disruptions such as electricity or infrastructure breakdowns, computer glitches and electronic viruses or man-made events such as protests, riots and labor unrest. Such events may lead to the disruption of information systems and telecommunication services for sustained periods. They also may make it difficult or impossible for employees to reach our business locations. Damage or destruction that interrupts our provision of services could adversely affect our reputation, our relationships with our clients, our leadership team's ability to administer and supervise our business or it may cause us to incur substantial additional expenditure to repair or replace damaged equipment or Delivery Centers. We may also be liable to our clients for disruption in service resulting from such damage or destruction. While we currently have commercial liability insurance, our insurance coverage may not be sufficient. Furthermore, we may be unable to secure such insurance coverage at premiums acceptable to us in the future or at all. Prolonged disruption of our services would also entitle our clients to terminate their contracts with us. Any of the above factors may adversely affect our business, results of operations and financial condition.

        We may face difficulties as we expand our operations into countries in which we have no prior operating experience.

        We intend to continue to expand our global footprint in order to maintain an appropriate cost structure and meet our clients' delivery needs. This may involve expanding into countries other than those in which we currently operate. It may involve expanding into less developed countries, which may have less political, social or economic stability and less developed infrastructure and legal systems. As we expand our business into new countries we may encounter regulatory, personnel, technological and other difficulties that increase our expenses or delay our ability to start up our operations or become profitable in such countries. This may affect our relationships with our clients and could have an adverse affect on our business, results of operations and financial condition.

        We will incur increased costs as a result of being a public company subject to the Sarbanes-Oxley Act of 2002 and our leadership team faces challenges in implementing those requirements.

        As a public company, we will incur additional legal, accounting and other expenses that we do not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission and the New York Stock Exchange, have imposed increased regulation and disclosure and required enhanced corporate governance practices of public companies. We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard are likely to result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. If we do not implement the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the Securities and Exchange Commission. Any such action could harm our reputation and the confidence of investors and clients in our company and could adversely affect our business and cause our share price to fall. We will also incur additional costs associated with our reporting requirements as a public company. We expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified candidates to serve on our board of directors or as executive officers.

        Terrorist attacks and other acts of violence involving any of the countries in which we or our clients have operations could adversely affect our operations and client confidence.

        Terrorist attacks and other acts of violence or war, such as the attacks in recent years in the United States, Spain, England and India may adversely affect worldwide financial markets and could potentially lead to economic recession, which could adversely affect our business, results of operations, financial condition and cash flows. These events could adversely affect our clients' levels of business activity and precipitate sudden significant changes in regional and global economic conditions and cycles. These events also pose significant risks to our people and to our Delivery Centers and operations around the world.

        Southern Asia has, from time to time, experienced instances of civil unrest and hostilities among neighboring countries, including India and Pakistan. In recent years, military confrontations between India and Pakistan have occurred in the region of Kashmir and along the India/Pakistan border. There have also been incidents in and near India such as terrorist attacks on the Indian Parliament and in the city of Mumbai, troop mobilizations along the India/Pakistan border and an aggravated geopolitical situation in the region. Such military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult. Resulting political tensions could create a greater perception that investments in companies with Indian operations involve a high degree of risk, and that there is a risk of disruption of services provided by companies with Indian operations, which could have a material adverse effect on our share price and/or the market for our services. Furthermore, if India were to become engaged in armed hostilities, particularly hostilities that were protracted or involved the threat or use of nuclear weapons, we might not be able to continue our operations. We generally do not have insurance for losses and interruptions caused by terrorist attacks, military conflicts and wars.

        If more stringent labor laws become applicable to us or if our employees unionize, our profitability may be adversely affected.

        India has stringent labor legislation that protects employee interests, including legislation that sets forth detailed procedures for dispute resolution and employee removal and legislation that imposes financial obligations on employers upon retrenchment. Though we are exempt from some of these labor laws at present under exceptions in some states for providers of IT-enabled services, there can be no assurance that such laws will not become applicable to us in the future. If these labor laws become applicable to our employees, it may become difficult for us to maintain flexible human resource policies and attract and employ the numbers of sufficiently qualified candidates that we need or discharge employees, and our compensation expenses may increase significantly.

        In addition, our employees may in the future form unions. If employees at any of our Delivery Centers become eligible for union membership, we may be required to raise wage levels or grant other benefits that could result in an increase in our compensation expenses, in which case our profitability may be adversely affected.

        Our growth strategy includes expanding through acquisitions and we are actively considering a number of acquisitions, one or more of which, if consummated, would be material. We may not succeed, however, in consummating any such acquisition or in integrating any acquired business into our operations.

        Our growth strategy includes expanding our service offerings, both organically and through strategic acquisitions. Through the acquisitions we pursue, we may seek opportunities to add to or enhance the services we provide, to enter new industries or expand our Global Client base, or to strengthen our global presence and scale of operations. We have made acquisitions recently, including E-Transparent B.V. and certain related entities in 2007, which are controlling partners in a partnership collectively known as ICE, MoneyLine Lending Services Inc. in 2006 (now called Genpact Mortgage Services) and Creditek Corporation in 2005.

        At the present time, we are actively considering a number of acquisitions, one or more of which, if consummated, would be material. We are not the only potential buyer for these assets. We cannot give any assurance as to whether any such transaction would be completed or as to the price, terms or timetable on which we may do so. In addition, if we are able to consummate any such acquisition, it could result in dilution of our earnings, an increase in indebtedness or other consequences which could be adverse.

        In addition, we may not be able to identify suitable acquisition targets or negotiate attractive terms in the future. If we are unable to make successful acquisitions, our competitiveness and our ability to grow our business could be adversely affected. If we succeed in making an acquisition, we may not be able to integrate effectively the acquired business into our operations and may not obtain the expected profitability or other benefits in the short or long term from such acquisitions. Our leadership team's attention may also be diverted by any historical or potential acquisitions. Any of the above factors may have a material adverse effect on our business, results of operation and financial condition.

        Our principal shareholders will continue to exercise significant influence over us, and their interests in our business may be different from yours.

        Almost all of our issued and outstanding common shares are currently beneficially owned by General Atlantic, Oak Hill, GE and Wachovia Corporation, or Wachovia. Following the consummation of this offering and assuming that the underwriters do not exercise their over-allotment option to purchase additional common shares and there is no exercise of any of our outstanding share options:

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  General Atlantic and Oak Hill will beneficially own (through GICo a jointly owned investment vehicle) 51.8% of our outstanding common shares;

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  GE will beneficially own 23.2% of our outstanding common shares; and

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  Wachovia will beneficially own 6.7% of our outstanding common shares.

        Prior to the commencement of this offering these shareholders will enter into a shareholders agreement which will provide that GE will have the right to nominate two directors to our board and GICo will have the right to nominate four directors to our board, so long as they maintain certain minimum shareholding thresholds and these shareholders will agree to vote their shares for the election of such persons. Accordingly, the principal shareholders can exercise significant influence over our business policies and affairs and all matters requiring a shareholders' vote, including the composition of our board of directors, the adoption of amendments to our certificate of incorporation and bye-laws the approval of mergers or sales of substantially all of our assets, our dividend policy and our capital structure and financing. This concentration of ownership also may delay, defer or even prevent a change in control of our company and may make some transactions more difficult or impossible without the support of these shareholders, even if such transactions are beneficial to other shareholders. The interests of these shareholders may conflict with your interests. In particular, GE and Wachovia are our clients. General Atlantic and Oak Hill are significant shareholders and currently hold interests in companies that could, from time to time, compete with us and they may, from to time, make significant investments in companies that could compete with us. In addition, pursuant to our bye-laws and our shareholders agreement and to the extent permitted by applicable law, our directors who are affiliated with our major shareholders are not required to present to us corporate opportunities (e.g., acquisitions or new potential clients) that they become aware of unless such opportunities are presented to them expressly in their capacity as one of our directors.

        We may become subject to taxation in Bermuda, which would have a material adverse effect on our business, results of operations and financial condition.

        We have received a written assurance from the Bermuda Minister of Finance under The Exempted Undertaking Tax Protection Act 1966 of Bermuda to the effect that if there is enacted in Bermuda any legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax shall not be applicable to us or to any of our operations or common shares, debentures or other obligations until March 28, 2016, except in so far as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda. We cannot assure you that a future Minister would honor that assurance, which is not legally binding, or that after such date we would not be subject to any such tax. If we were to become subject to taxation in Bermuda, it could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to this Offering

        Sales of common shares eligible for future sale may cause the market price of our common shares to decline significantly, even if our business is doing well.

        The market price of our common shares could decline as a result of sales of a large number of common shares in the market after this offering or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Upon consummation of this offering, we will have 206,409,349 common shares outstanding (approximately 211,703,467 if the underwriters exercise their option to purchase additional common shares in full). Of these shares, the 35,294,118 common shares offered hereby will be freely tradable without restriction in the public market, unless purchased by our affiliates.

        Following this offering, General Atlantic, Oak Hill, GE and Wachovia will beneficially own in the aggregate approximately 168,615,838 common shares, representing approximately 81.7% of our outstanding common shares. Such shareholders will be able to sell their common shares in the public market from time to time without registering them, subject to the lock-up period described below, and subject to certain limitations on the timing, amount and method of those sales imposed by Rule 144 under the Securities Act of 1933, as amended. If any of these shareholders were to sell a large number of their common shares, the market price of our common shares could decline significantly. In addition, the perception in the public markets that sales by them might occur could also adversely affect the market price of our common shares.

        In connection with this offering, the aforementioned shareholders, our directors and our executive officers have each agreed to enter into a lock-up agreement and thereby be subject to a lock-up period, meaning that they and their permitted transferees will not be permitted to sell any of their common shares without the prior consent of the underwriters for 180 days after the date of this prospectus. Although we have been advised that there is no present intention to do so, the underwriters may, in their sole discretion and without notice, release all or any portion of the common shares from the restrictions in any of the lock-up agreements described above.

        Pursuant to the shareholder agreement, GE, GICo and Wachovia will have the right, subject to certain conditions, to require us to file registration statements covering all of the common shares (including restricted shares and common shares issuable upon the exercise of currently outstanding options) which they will own upon consummation of this offering or to include those common shares in registration statements that we may file for ourselves or other shareholders. Following their registration and sale under the applicable registration statement, those shares will become freely tradable. By exercising their registration rights and selling a large number of common shares, these holders could cause the price of our common shares to decline. In addition, options to purchase approximately 24.0 million common shares issued pursuant to our equity incentive plans will be outstanding upon consummation of this offering. Following this offering, we intend to file a registration statement under the Securities Act registering a total of approximately 34,000,000 common shares which will cover the shares available for issuance under our equity incentive plans (including for such outstanding options) as well as common shares held for resale by our existing shareholders that were previously issued under our equity incentive plans. Such further issuance and resale of our common shares could cause the price of our common shares to decline.

        Also, in the future, we may issue our securities in connection with investments and acquisitions. The amount of our common shares issued in connection with an investment or acquisition could constitute a material portion of our then outstanding common shares.

        We do not intend to pay dividends in the foreseeable future.

        We have never declared or paid any cash dividends on our common shares, other than dividends paid by the predecessor to GE in the 2004 Reorganization. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common shares. Our ability to pay dividends is also subject to restrictive covenants contained in our credit facility agreement governing indebtedness we and our subsidiaries have incurred or may incur in the future.

        Any dividends paid to U.S. shareholders could be subject to tax at ordinary income rates.

        The maximum U.S. tax rate on certain dividends paid to individuals is 15 percent through 2010. Legislation has been recently introduced that, if enacted in its present form, would deny to individuals the 15 percent tax rate on dividends received from a corporation located in a jurisdiction, like Bermuda, that lacks a comprehensive tax system. If this bill becomes law, dividends paid to U.S. shareholders, if any, could be subject to tax at ordinary income rates.

        We are organized under the laws of Bermuda, and Bermuda law differs from the laws in effect in the United States and may afford less protection to shareholders.

        Our shareholders may have more difficulty protecting their interests than would shareholders of a corporation incorporated in a state of the United States. As a Bermuda company, we are governed by the Companies Act 1981 Bermuda, as amended, or the Companies Act. The Companies Act differs in some material respects from laws generally applicable to U.S. corporations and shareholders, including the provisions relating to interested directors, mergers, amalgamations and acquisitions, takeovers, shareholder lawsuits and indemnification of directors. See "Description of Share Capital."

        Generally, the duties of directors and officers of a Bermuda company are owed to the company only. Shareholders of Bermuda companies generally do not have rights to take action against directors or officers of the company and may only do so in limited circumstances. Officers of a Bermuda company must, in exercising their powers and performing their duties, act honestly and in good faith with a view to the best interests of the company and must exercise the care and skill that a reasonably prudent person would exercise in comparable circumstances. Directors have a duty not to put themselves in a position in which their duties to the company and their personal interests may conflict and also are under a duty to disclose any personal interest in any contract or arrangement with the company or any of its subsidiaries. If a director or officer of a Bermuda company is found to have breached his or her duties to that company, he may be held personally liable to the company in respect of that breach of duty. A director may be liable jointly and severally with other directors if it is shown that the director knowingly engaged in fraud or dishonesty. In cases not involving fraud or dishonesty, the liability of the director will be determined by the Bermuda courts on the basis of their estimation of the percentage of responsibility of the director for the matter in question, in light of the nature of the conduct of the director and the extent of the causal relationship between his or her conduct and the loss suffered.

        In addition, our bye-laws contain a broad waiver by our shareholders of any claim or right of action, both individually and on our behalf, against any of our officers or directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director or to recover any gain, personal profit or advantage to which such officer or director is not legally entitled. This waiver limits the right of shareholders to assert claims against our officers and directors unless the act or failure to act involves fraud or dishonesty. For a description of these restrictions, see "Description of Share Capital." In addition, the rights of our shareholders and the fiduciary responsibilities of our directors under Bermuda law are not as clearly established as under statutes or judicial precedent in existence in jurisdictions in the United States, particularly the State of Delaware. Therefore, our shareholders may have more difficulty protecting their interests than would shareholders of a corporation incorporated in a state within the United States.

        There is no prior public market for our common shares and therefore we cannot assure you that an active trading market or any specific price for our common shares will be established.

        Currently, there is no public trading market for our common shares. Our common shares have been approved for listing on the New York Stock Exchange under the symbol "G." The initial public offering price per share was determined by agreement among us, the selling shareholders and the representatives of the underwriters and may not be indicative of the market price of our common shares after our initial public offering. An active trading market for our common shares may not develop and continue upon the completion of this offering and the market price of our common shares may decline below the initial public offering price.

        Because the initial public offering price per share is substantially higher than our book value per share, purchasers in this offering will immediately experience a substantial dilution in net tangible book value.

        Purchasers of our common shares will experience immediate and substantial dilution in net tangible book value per share from the initial public offering price per share. After giving effect to the sale of 17,647,059 common shares in this offering, after deducting underwriting discounts, commissions and estimated offering expenses payable by us, and the application of the net proceeds therefrom, our as adjusted net tangible book value as of March 31, 2007 would have been $242.9 million, or $1.18 per share. This represents an immediate dilution in net tangible book value of $12.82 per share to new investors purchasing common shares in this offering. For a calculation of the dilution purchasers in this offering will incur, see "Dilution."

        The market price for our common shares may be volatile.

        The market price for our common shares is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

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  actual or anticipated fluctuations in our quarterly operating results;

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  changes in financial estimates by securities research analysts;

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  changes in the economic performance or market valuations of other companies engaged in providing business process services;

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  loss of one or more significant clients;

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  addition or loss of executive officers or key employees;

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  regulatory developments in our target markets affecting us, our clients or our competitors;

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  announcements of technological developments;

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  sales or expected sales of additional common shares; and

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  terrorist attacks or natural disasters or other such events impacting countries where we or our clients have operations.

        In addition, securities markets generally and from time to time experience significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may have a material adverse effect on the market price of our common shares.

        You may be unable to effect service of process or enforce judgments obtained in the United States or Bermuda against us or our assets in the jurisdictions in which we or our executive officers operate.

        We are organized under the laws of Bermuda, and a significant portion of our assets are located outside the United States. It may not be possible to enforce court judgments obtained in the United States against us in Bermuda or in countries, other than the United States, where we have assets based on the civil liability or penal provisions of the federal or state securities laws of the United States. In addition, there is some doubt as to whether the courts of Bermuda and other countries would recognize or enforce judgments of United States courts obtained against us or our directors or officers based on the civil liability or penal provisions of the federal or state securities laws of the United States or would hear actions against us or those persons based on those laws. We have been advised by Appleby, our Bermuda counsel, that the United States and Bermuda do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not based solely on United States federal or state securities laws, would not automatically be enforceable in Bermuda. Similarly, those judgments may not be enforceable in countries, other than the United States, where we have assets.

        We will have broad discretion in how we use the proceeds of this offering and we may not use these proceeds effectively. This could affect our profitability and cause our share price to decline.

        Our leadership team will have considerable discretion in the application of the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether we are using the proceeds appropriately. We currently intend to use the net proceeds to repay term loan indebtedness outstanding under our credit facilities and for working capital and general corporate purposes. From time to time we consider acquisitions or investments if a suitable opportunity arises, in which case a portion of the proceeds may be used to fund such an acquisition or investment. We have no commitments or understandings to make any such acquisition or investment. We have not yet finalized the amount of net proceeds that we will use specifically for each of these purposes. We may use the net proceeds for corporate purposes that do not improve our profitability or increase our market value, which could cause our share price to decline.

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about the industry in which we operate and our leadership team's beliefs and assumptions. Such statements include, in particular, statements about our plans, strategies and prospects under the headings "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Words such as "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate," "could," "may," "shall," "will," "would" and variations of such words and similar expressions, or the negative of such words or similar expressions, are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements, including as a result of risks discussed under the heading "Risk Factors." These forward-looking statements include, but are not limited to, statements relating to:

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  our ability to retain existing clients and contracts;

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  our ability to win new clients and engagements;

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  the expected value of the statements of work under our master service agreements;

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  our beliefs about future trends in our market;

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  expected spending on business process services by clients;

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  our rate of employee attrition;

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  foreign currency exchange rates;

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  our effective tax rate; and

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  competition in our industry.

        All forward-looking statements involve risks and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results.

        Factors that may cause actual results to differ from expected results include, among others:

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  our limited operating history and our ability to grow our business and effectively manage growth and international operations while maintaining effective internal controls;

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  our relative dependence on GE;

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  our ability to hire and retain enough qualified employees to support our operations;

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  our dependence on favorable tax legislation and tax policies that may be amended in an adverse manner to us or be unavailable to us in future;

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  increases in wages in locations in which we have operations;

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  restrictions on visas for our employees traveling to North America and Europe;

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  our ability to retain senior management;

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  our dependence on revenues derived from clients in the United States;

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  the selling cycle for our client relationships;

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  our ability to maintain pricing and asset utilization rates;

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  fluctuations in exchange rates between U.S. dollars, euros, pounds sterling, renminbi, yen and Indian rupees;

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  our ability to attract and retain clients and our ability to develop and maintain client relationships based on attractive terms;

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  legislation in the United States or elsewhere that adversely affects the performance of business process services offshore;

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  increasing competition in our industry;

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  telecommunications or technology disruptions or breaches, or natural or other disasters;

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  our ability to protect our intellectual property and the intellectual property of others;

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  regulatory, legislative and judicial developments, including the withdrawal of governmental fiscal incentives;

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  the international nature of our business;

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  technological innovation;

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  unionization of any of our employees;

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  political or economic instability in countries where we have operations;

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  worldwide political, economic and business conditions; and

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  our ability to successfully consummate or integrate strategic acquisitions.

        All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except as required under the federal securities laws and the rules and regulations of the SEC, we undertake no obligation, and specifically decline any obligation, to update publicly or revise any forward-looking statements after we distribute this prospectus, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

        See the section titled "Risk Factors" for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. These factors and the other risk factors described in this prospectus are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, actual results or developments anticipated by us may not be realized or, even if substantially realized, may not have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

USE OF PROCEEDS

        We estimate that we will receive approximately $224 million in net proceeds from this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters' option to purchase additional shares in this offering is exercised in full, we estimate that our net proceeds will be approximately $294.5 million. We will not receive any proceeds from common shares sold by the selling shareholders.

        We intend to use the net proceeds from this offering to repay revolving loan indebtedness outstanding under our credit facility, which we estimate will be approximately $100.0 million at the time of closing of this offering. We plan to use the remainder of the net proceeds for working capital and general corporate purposes. From time to time we will consider acquisitions or investments if a suitable opportunity arises in which case a portion of the proceeds may be used to fund such an acquisition or investment. We have no current commitments or understandings to make any such acquisition or investment. Pending such uses, we may invest the net proceeds from this offering in short-term investments.

        As of March 31, 2007, we had a total of $103.4 million principal amount of short-term loan indebtedness outstanding under our revolving credit facility. Our credit facility has a final maturity date in 2011. This indebtedness was incurred to fund the growth of our business, including establishing new Delivery Centers, acquisitions and the repurchase of our common stock from GE. For the quarter ended March 31, 2007, the weighted average interest rate on our indebtedness outstanding under our credit facility was 6.125%. Following the application of the net proceeds from this offering, we expect that our credit facility will consist of term-loan indebtedness of approximately $130 million and an undrawn revolving credit facility.

DIVIDEND POLICY

        We have never declared or paid any dividends on our common shares, other than dividends paid by the predecessor to GE in 2004. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, our ability to declare and pay cash dividends is restricted by our credit facility. As a result, we do not anticipate declaring or paying any cash dividends on our common shares in the foreseeable future. Any future change in our dividend policy will be made at the discretion of our board of directors and will depend on our financial condition, results of operations, cash flows, capital requirements, any contractual restrictions on the payment of dividends and other factors our board of directors deems relevant. Accordingly, you will need to sell your common shares to realize a return on your investment, and you may not be able to sell your common shares at or above the price you paid for them.

CAPITALIZATION

        The following table sets forth our short-term debt and capitalization as of March 31, 2007:

  •
  on an actual basis for GGH;

  •
  on a pro forma basis for Genpact Limited, assuming that the 2007 Reorganization was completed as of March 31, 2007; and

  •
  on a pro forma as adjusted basis, assuming the 2007 Reorganization and each of the following was completed as of March 31, 2007:

  •
  the sale of 17,647,059 common shares in this offering at the initial public offering price of $14.00 per share; and

  •
  the application of a portion of the net proceeds received from this offering to repay indebtedness as described under "Use of Proceeds."

        This table should be read in conjunction with "Prospectus Summary—The Company," "Use of Proceeds," "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and accompanying notes included in this prospectus.

	As of March 31, 2007
	Actual	Pro Forma(2)	Pro Forma As Adjusted
	(dollars in millions, except share and per share data)
Short-term borrowings	$103.4	$103.4	$—

Long-term debt (including current portion)	138.2	138.2	138.2
Stockholders' equity:
Preferred shares, actual: $31.00 par value per share, 6,095,334 shares authorized and outstanding; pro forma and pro forma as adjusted: $0.01 par value, 250,000,000 shares authorized, no shares outstanding	189.0	—	—
Common shares, actual, $31.00 par value per share, 395,741 shares authorized and outstanding; pro forma and pro forma as adjusted: $0.01 par value, 500,000,000 shares authorized, 190,889,178 shares outstanding pro forma and 208,536,237 shares outstanding pro forma as adjusted(1)	12.3	1.9	2.1
Additional paid-in capital	509.9	709.2	933.5
Retained earnings	(8.7)	(8.7)	(8.7)
Accumulated other comprehensive income (losses)	14.4	14.4	14.4
Treasury stock, 12,083 common shares and 59,000 Cumulative Series A convertible preferred shares; pro forma and pro forma as adjusted: $0.01 par value, 3,302,247 common shares	(34.8)	(34.8)	(34.8)

Total stockholders' equity	682.0	682.0	906.5

Total capitalization	$820.2	$820.2	$1,044.7

(1)
Does not include 17,685,508 shares issuable upon exercise of outstanding options. See "Management—Equity-Based Compensation Plans."

(2)
Prior to the 2007 Reorganization, the shareholders' equity of GGH consisted of preferred shares and common shares. The preferred shares were convertible into common shares. In the 2007 Reorganization, such preferred shares and common shares of GGH were exchanged for common shares of Genpact Limited. See "Prospectus Summary—The Company."

DILUTION

        If you invest in our common shares, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common shares and the net tangible book value per share of our common shares after this offering. Dilution results from the fact that the per share initial public offering price of our common shares is in excess of the book value per share attributable to the existing shareholders for the presently outstanding common shares.

        As of March 31, 2007, we had a historical net tangible book value of $18.5 million, or approximately $48.15 per common share. Historical net tangible book value per common share represents the amount of our total tangible assets less our total liabilities, divided by the number of common shares outstanding. Our pro forma net tangible book value as of March 31, 2007, was approximately $18.5 million, or $0.10 per share of common shares (on a pro forma basis for the 2007 Reorganization). We determined pro forma net tangible book value per share as of March 31, 2007, by dividing the net tangible book value (total book value of tangible assets less total liabilities) of GGH determined after giving effect to the completion of the 2007 Reorganization by 187,586,931, the pro forma number of common shares outstanding as of March 31, 2007 after giving effect to the 2007 Reorganization. The decrease in the pro forma net tangible book value per share compared to the historical net tangible book value per share is attributable to the exchange of the common shares and preferred shares of GGH for common shares of Genpact Limited in the 2007 Reorganization.

        After giving effect to the sale of 17,647,059 common shares offered by us under this prospectus at the initial public offering price of $14.00 per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering and giving effect to the use of the net proceeds of this offering as set forth in "Use of Proceeds," our pro forma net tangible book value as of March 31, 2007, would have been $242.9 million, or $1.18 per common share. This represents an immediate increase in net tangible book value per share of $1.09 to existing shareholders and immediate dilution in net tangible book value per share of $12.82 to new investors purchasing common shares in this offering. The following table illustrates this per share dilution:

Initial public offering price per common share		$14.00
Historical net tangible book value per common share as of March 31, 2007	$48.15
Decrease per share attributable to the exchange of common and preferred shares of GGH for common shares of Genpact Limited	$(48.05)

Pro forma net tangible book value per common share as of March 31, 2007	$0.10
Increase in net tangible book value per common share attributable to this offering	$1.09

Pro forma net tangible book value per common share after this offering		$1.18

Dilution per common share to new investors in this offering		$12.82

        The following table sets forth, as of March 31, 2007, on the pro forma basis described above, the number of common shares purchased from us, the total consideration paid to us and the average price per share paid to us by our existing shareholders and to be paid by new investors purchasing common shares in this offering, based on the initial public offering price of $14.00 per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Common Shares Purchased
			Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
			(millions)
Existing shareholders	187,586,931	91.4%	$707	74.1%	$3.77
New investors	17,647,059	8.6%	$247	25.9%	$14.00

Total	205,233,990	100.0%	$954	100.0%

        The number of shares purchased by existing shareholders in the above table includes 17,647,059 common shares to be sold by the selling shareholders in this offering. If the underwriters exercise their over-allotment option in full, (1) the number of common shares held by existing shareholders will decrease to approximately 80.7% of the total number of common shares outstanding after this offering, and (2) the number of common shares held by new investors will increase to approximately 19.3% of the total number of common shares outstanding after this offering.

        The discussion and tables in this section assume no exercise of outstanding share options. As of March 31, 2007, there were options outstanding to purchase a total of 17,685,508 common shares at a weighted average price of $6.28 per share. To the extent that any of these options are exercised, there may be further dilution to new investors.

SELECTED FINANCIAL AND OPERATING DATA

        The table below presents our selected historical financial and certain operating data. Prior to December 30, 2004, our business was conducted through various entities and divisions that were wholly owned by GE. On December 30, 2004, in the 2004 Reorganization, GE transferred such operations to a newly formed entity, GGH, and sold a 60% interest in GGH to General Atlantic and Oak Hill. Therefore, the financial data for these operations, or our predecessor, as of and for the years ended December 31, 2002, 2003 and 2004, which are the periods prior to the 2004 Reorganization, are presented on a combined basis. The financial data as of and for the years ended December 31, 2005 and 2006 and for the three months ended March 31, 2006 and 2007, which are the periods after the 2004 Reorganization, are presented on a new basis of accounting and are not directly comparable to the data for 2002, 2003 and 2004.

        On March 29, 2007, we formed Genpact Limited in Bermuda to be the new holding company for our business. It was initially a wholly-owned subsidiary of GGH. On July 13, 2007, we effectuated a transaction that resulted in Genpact Limited owning 100% of the capital stock of GGH. This transaction is referred to as the "2007 Reorganization." The pro forma earnings per share information gives effect to the 2007 Reorganization as if it occurred on January 1, 2006.

        The financial data as of and for the years ended December 31, 2004, 2005 and 2006 are derived from our audited financial statements which are included in this prospectus (except for the December 31, 2004 balance sheet which is not included). The financial data as of and for the three months ended March 31, 2006 and 2007 are derived from our unaudited financial statements which are included in this prospectus. The financial data as of and for the years ended December 31, 2002 and 2003 are derived from the unaudited combined financial statements of the predecessor which are not included in this prospectus. All such financial statements are prepared in accordance with U.S. GAAP. We believe the quarterly information contains all adjustments, consisting only of normal recurring adjustments, necessary to fairly present this information. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Seasonality."

        You should read the selected financial data together with the financial statements included herein as well as "Capitalization", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Prospectus Summary—The Company".

	Predecessor
						Three Months Ended March 31,
	Year Ended December 31,
	2002	2003	2004	2005	2006	2006	2007
	(unaudited)	(unaudited)				(unaudited)	(unaudited)
	(dollars in millions, except per share data)
Statement of income data:
Net revenues—GE	$287.9	$371.5	$408.9	$449.7	$453.3	$109.7	$120.8
Net revenues—Global Clients	7.1	10.2	20.3	42.2	158.3	22.2	54.3
Other revenues	—	—	—	—	1.5	—	1.0

Total net revenues	295.0	381.7	429.1	491.9	613.0	131.9	176.0
Cost of revenue	192.1	245.2	263.6	304.0	360.9	78.0	109.9

Gross profit	102.9	136.5	165.5	187.9	252.2	53.9	66.1
Operating expenses:
Selling, general and administrative expenses	40.6	69.2	76.3	117.5	159.2	36.1	48.8
Amortization of acquired intangibles	—	—	—	47.0	41.7	11.0	9.0
Foreign exchange (gains) losses, net	(2.0)	(6.9)	7.3	12.8	13.0	3.7	(1.7)
Other operating income	—	—	—	(6.2)	(4.9)	(1.1)	(0.6)

Income from operations	64.3	74.2	81.9	16.9	43.2	4.2	10.6
Other income (expense), net	1.8	10.7	8.2	(6.1)	(9.2)	(0.6)	(3.6)

Income before share of equity in earnings/loss of affiliate, minority interest and income taxes	66.1	84.9	90.2	10.7	33.9	3.6	7.0
Equity in (earnings)/loss of affiliate	—	—	—	—	—	—	0.1
Minority interest	—	—	—	—	—	—	0.9
Income tax expense (benefit)	5.1	6.6	6.7	(6.4)	(5.9)	(1.4)	4.2

Net income	$61.0	$78.3	$83.4	$17.1	$39.8	$5.1	$1.8

Net loss per common share—basic and diluted(1):				$(4.00)	$(26.93)	$(6.17)	$(38.91)
Weighted average number of common shares used in computing net loss per common share—basic and diluted(1)				394,000	392,411	394,000	377,702
Proforma earnings per common share(2):
Basic					$0.21		$0.01
Diluted					$0.20		$0.01
Weighted average number of proforma common shares used in computing earnings per common share(2):
Basic					189,151,528		186,509,569
Diluted					195,027,716		194,738,943

	Predecessor
	As of December 31,					As of March 31,
	2002	2003	2004	2005	2006	2007
	(unaudited)	(unaudited)				(unaudited)
	(dollars in millions)
Balance sheet data:
Cash and cash equivalents	$13.3	$15.0	$49.8	$44.7	$35.4	$37.3
Total assets	330.6	394.9	941.9	970.2	1,081.3	1,163.9
Long-term debt, including current portion	40.0	—	175.8	157.9	143.0	138.2
Total liabilities	137.7	121.6	318.9	378.2	456.6	478.5
Minority interest	—	—	—	—	—	3.4
Retained earnings	133.2	196.4	—	0.7	6.0	(8.7)
Total stockholders' equity	192.9	273.3	623.0	592.0	624.7	682.0
Total liabilities and stockholders' equity	330.6	394.9	941.9	970.2	1,081.3	1,163.9
Operating data (unaudited):
Employees at period end	14,696	15,279	16,031	19,532	26,060	26,731
Delivery Centers at period end	10	11	11	17	23	27

(1)
Prior to the 2007 Reorganization, GGH had preferred shares and common shares outstanding. In the 2007 Reorganization, GGH became a subsidiary of Genpact Limited, and these shares were exchanged for Genpact Limited common shares. (The pro forma earnings per common share shows our earnings under our current capital structure as if the 2007 Reorganization took place on January 1, 2006. See note (2) below.)

The
GGH preferred shares were entitled to cumulative dividends which were not paid in cash and were accrued and added to accreted value. As a result, there is a net loss per common share for all periods shown. The GGH preferred shares were convertible at the option of the holder into common shares at rates based on the accreted value (including such dividends). The conversion of such preferred shares as well as the outstanding options on common shares would be anti-dilutive, and therefore such shares and options are not included in the calculation of dilutive net loss per share. The table below sets forth the reconciliation of net income to net loss to common stockholders. See also Note 20 to our consolidated financial statements.

	Year ended December 31, 2005	Year ended December 31, 2006	Three months ended March 31, 2006	Three months ended March 31, 2007
			(unaudited)	(unaudited)
	(dollars in millions, except share and per share data)
Net loss to common stock holders
Net income as reported	$17.1	$39.8	$5.1	$1.8
Less: preferred dividend	13.4	14.1	3.4	3.4
Less: undistributed earnings to preferred stock	2.3	15.9	1.0	—
Less: beneficial interest on conversion of preferred stock dividend	3.0	20.4	3.1	13.1

Net loss to common stock holders	$(1.6)	$(10.6)	$(2.4)	$(14.7)

Weighted average number of common shares and equivalent common shares used in computing net loss per common share—basic and diluted	394,000	392,411	394,000	377,702

Net loss per common share—basic and diluted	$(4.00)	$(26.93)	$(6.17)	$(38.91)

(2)
Pro forma earnings per common share give effect to the 2007 Reorganization as if it occurred on January 1, 2006. In the 2007 Reorganization, the shareholders of GGH exchanged their preferred and common shares of GGH for common shares of

  Genpact Limited. The following sets forth the calculation of pro forma basic and dilutive earnings per share. The pro forma weighted average number of common shares used in such calculation gives effect to such share exchange:

	Year ended December 31, 2006	Three months ended March 31, 2007
		(unaudited)
	(dollars in millions, except share and per share data)
Net income as reported	$39.8	$1.8

Pro forma weighted average number of common shares of Genpact Limited used in computing basic earnings per common share	189,151,528	186,509,569
Pro forma dilutive effect of stock options	5,876,188	8,229,374

Pro forma weighted average number of common shares of Genpact Limited used in computing diluted earnings per common share	195,027,716	194,738,943

Pro forma earnings per common share—
Basic	$0.21	$0.01
Diluted	$0.20	$0.01

  As part of the 2007 Reorganization, GGL, which owned approximately 63% of GGH, became a subsidiary of Genpact Limited through a share exchange. GGL had no operations, no other assets and no liabilities (other than obligations for accumulated dividends on preferred shares which were eliminated and certain tax liabilities for which Genpact Limited has been indemnified by GE and GICo), and therefore its inclusion had no effect on our financial reporting. See "—The Company—The 2007 Reorganization."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion in conjunction with the audited and unaudited historical financial statements and the accompanying notes included in this prospectus, as well as the discussion under "Selected Financial Data." This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in or implied by any of the forward-looking statements as a result of various factors, including but not limited to those listed under "Risk Factors" and "Forward Looking Statements."

Overview

        We manage business processes for companies around the world. We began in 1997 as the India-based captive business process services operation for General Electric Capital Corporation, or GE Capital, GE's financial services business. As the value of offshore outsourcing was demonstrated to the management of GE, it became a widespread practice at GE and our business grew in size and scope. We took on a wide range of complex and critical processes and we became a significant provider to many of GE's businesses, including Consumer Finance (GE Money), Commercial Finance, Insurance, Healthcare, Industrial, NBC Universal and GE's corporate offices.

        Prior to December 30, 2004, the business of the Company was conducted through various entities and divisions of GE. On December 30, 2004, in a series of transactions we refer to as the "2004 Reorganization," GE reorganized these operations by placing them all under Genpact Global Holdings, a newly formed Luxembourg entity, and subsequently sold an indirect 60% interest in that entity to General Atlantic and Oak Hill. See "Prospectus Summary—The Company—The 2004 Reorganization." Following the 2004 Reorganization, on December 16, 2005, GE sold a portion of its equity in us to a subsidiary of Wachovia Corporation. As of December 31, 2006, GE owned approximately 29% of our equity, after giving effect to the conversion of preferred stock but excluding shares issuable pursuant to outstanding options.

        Following the 2004 Reorganization, we began operating as an independent company. We separated ourselves operationally from GE and began building the capabilities necessary to be successful as an independent company. Among other things, we expanded our management infrastructure and business development capabilities so that we could secure business from clients other than GE. We substantially expanded administrative functions for which we had previously relied primarily on GE, such as finance, legal, accounting and human resources. We created separate employee benefit and retirement plans, developed our own leadership training capability and enhanced our management information systems.

        We began actively pursuing business from Global Clients as of January 1, 2005. Since that time, we have succeeded in increasing our business and diversifying our revenue sources. As a result, our net revenues from Global Clients have increased from $20.3 million in 2004, to $42.2 million in 2005 and $158.3 million in 2006, representing a compound annual growth rate, or CAGR, of approximately 180%. See "—Classification of Certain Net Revenues" for an explanation of the classification of revenues related to businesses once owned by GE and subsequently sold.

        During the same period, we increased our net revenues from GE. For the fiscal year 2004, our net revenues from GE were $408.9 million, which amount includes $23.8 million in revenues under a contract that was not assigned to us in connection with the 2004 Reorganization and from which we did not earn revenue after 2004, which we refer to as the Unassigned Revenues. See "—Classification of Certain Net Revenues." Our net revenues from GE excluding the Unassigned Revenues were $385.1 million in 2004, $449.7 million in 2005 and $453.3 million in 2006, respectively, representing a CAGR of approximately 8.5%.

        Since we became an independent company, we have increased our business from both GE and Global Clients such that total net revenues (excluding the Unassigned Revenue) have increased from $405.4 million in 2004 to $491.9 million in 2005 and $613.0 million in 2006 representing a CAGR of 23.0%. See "—Classification of Certain Net Revenues." Our net revenues from Global Clients as a percentage of total net revenues (excluding the Unassigned Revenue) have increased from 5.0% in 2004 to 8.6% in 2005 and 25.8% in 2006.

        Revenues.    We earn revenues pursuant to contracts which generally take the form of a master service agreement, or MSA, which is a framework agreement that is then supplemented by statements of work, or SOWs. Our MSAs specify the general terms applicable to the services we will provide. They are typically for terms of five to seven years, although they may also have an indefinite term. In most cases they do not specify pricing terms or obligate the client to purchase a particular amount of services. We then enter into SOWs under an MSA, which specify particular services to be provided and the pricing terms. Most of our SOWs have terms of two to five years. We typically have multiple SOWs under any given MSA, and the terms of the SOWs vary depending on the nature of the services provided.

        In connection with the 2004 Reorganization, we entered into an MSA with GE, which governs SOWs for the services we were then providing to GE as well as new SOWs entered into thereafter. Since January 1, 2005, we have entered into MSAs with more than 35 new Global Clients. Many of these relationships are at an early stage and we are just beginning to perform services for such clients. Therefore, while we believe we have significant opportunities under these contracts, we have only limited experience with which to judge the success of the terms we have established in such contracts.

        We seek to develop long-term relationships with our clients. We believe that these relationships offer the greatest potential for benefits to our clients and to us as they create opportunities for us to provide a variety of services using the full range of our capabilities and to deliver continuous process improvement. We typically face a long selling cycle in securing a new client. It is not unusual for us to spend twelve months or more from the time we begin actively soliciting a new client until we begin to recognize revenues. Our sales efforts usually involve four phases. We may make an initial sales effort in response to an invitation by a client, a specific request for a proposal or at our own initiative. This may be followed by a second phase, during which we work with the client to determine the exact scope and nature of the required services, the proposed solutions and initial transition planning. It is typically only upon the completion of this second phase that a client would decide to retain us. A third phase follows which would involve negotiating the MSA, as well as the initial SOWs. This third phase would also involve detailed planning of the transition of the services as well as the transfer of the knowledge needed to implement the services under such SOWs. The final phase involves commencement of the work and ramping up to meet the agreed upon service levels.

        We expend significant time and capital throughout all of these phases. We generally do not receive any revenues or reimbursement of costs until an MSA and one or more SOWs are signed, which as noted above usually occurs sometime in the third phase of the client development effort. We typically begin hiring employees specifically for the services to be provided to a client once the SOW for the services is signed. Because there is no certainty that a new client will retain us, and because the time involved in these initial phases is significant and unpredictable, we may incur expenses for a significant period of time without receiving any revenues.

        All costs related to contract acquisition are expensed as incurred and classified as selling, general and administrative expenses. Once a contract is signed, we defer revenues from the transition of services to our Delivery Centers, as well as the related cost of revenue (to the extent of such deferred revenues). We recognize such deferred revenues and related cost of revenue over the period during which we expect to benefit from these costs, which is estimated to be three years.

        We price our services under a variety of arrangements, including time and materials contracts and, to a lesser extent, fixed-price contracts. When services are priced on a time and materials basis, we charge the client based on full-time equivalent, or FTE, rates for the personnel who will directly perform the services. The FTE rates are determined on an annual basis, vary by category of service delivery personnel and are set at levels to reflect all our costs, including the cost of supervisory personnel and the allocable portion of other costs, and a margin. In some cases, time and materials contracts are based on hourly rates of the personnel providing the services. Time and materials pricing does not require us to estimate the volume of transactions or other processes that the client expects us to operate.

        A small portion of our revenues are derived from fixed-price contracts. Our profitability under a fixed-price contract, as compared to a time and materials contract, is more dependent on our ability to estimate the number of FTEs required to perform the services, the time required to complete the contract and the amount of travel and other expenses that will be incurred in performing that contract. Accordingly, while we may have an opportunity to realize a higher profit, our profitability under each of our fixed-price contracts could also be lower than we expect.

        There are a variety of other aspects to our pricing of contracts, many of which represent options from which a client may choose, such as whether the client wants to provide for higher levels of business continuity planning or whether the client wants shared or dedicated support personnel and/or infrastructure. Under most of our MSAs, we are able to share a limited amount of inflation and currency exchange risk when services are priced on a time and materials basis. Many of our MSAs also provide that, under time and materials-based SOWs, we are entitled to retain a portion of certain productivity benefits we achieve, such as those resulting from being able to provide the same volume of services with fewer FTEs. However, some of our SOWs require certain minimum productivity benefits to be passed on entirely to our clients.

        Once an MSA and related SOW are signed and production of services commences, our revenues and expenses increase as services are ramped up to the agreed upon level. In many cases, we may have opportunities to increase our margins over the life of an MSA and over the life of a particular SOW. This is due to a number of factors. Margins under an MSA can improve to the extent that the time and expense involved in negotiating additional SOWs, transitioning the processes to our Delivery Centers and starting up production are generally less with respect to additional services provided under an MSA than they are with respect to the initial services provided under that MSA. Margins under an MSA or an SOW can improve as a result of the realization of economies of scale as the volume of services increases or the achievement of productivity benefits. Thus, our more mature client relationships typically generate higher margins. A critical part of our strategy is therefore to expand relationships with our clients as a means to increase our overall revenues and improve our margins.

        We follow a rigorous review process to evaluate all new business. Each new business proposal typically is reviewed twice by a committee that includes not only our business development and operational employees, but also members of our finance team. In this way, we try to ensure that contract terms meet our pricing and service objectives. See "Business—Our New Business Review Process."

        Our MSA with GE is for a term ending December 31, 2013. Under this agreement, subject to certain specified adjustments, GE has agreed to provide a minimum annual volume commitment of $360 million for each of the six years beginning January 1, 2005, subject to certain potential adjustments or credits. Such minimum annual commitment is then reduced in a phased manner for the final three years of the agreement, to $270 million for 2011, $180 million for 2012 and $90 million for 2013. However, the actual level of services purchased in the last two years has exceeded such minimum. GE has the ability to carry forward surpluses of up to 10% of the excess purchases in any year against the minimum commitment requirements in the subsequent two years. The actual amount of purchases in any given year depends on decisions by a variety of business units, and represents the sum of services ordered under more approximately 2,400 SOWs. Our pricing arrangements with GE vary by SOW and include some time and materials contracts and some fixed price contracts. Because of our long-term relationship with GE, the negotiation and implementation of new SOWs often occurs in less time than that required for a new client. Our business from GE comes from a variety of GE's businesses and decisions to use our services are currently, as a general matter, made by a number of people within GE. Therefore, although some decisions may be made centrally at GE, the total level of business we receive generally depends on the decisions of the various operating managers of such businesses. In addition, because our business from GE is derived from a variety of businesses within GE, our exposure to GE is diversified in terms of industry risk. See "Risk Factors—GE accounts for a significant portion of our revenues and any loss of business from, or change in our relationship with, GE could have a material adverse effect on our business, results of operations and financial condition" and also "Certain Relationships and Related Party Transactions—Our Master Services Agreement with GE."

        Our MSA with Genworth provides a minimum volume commitment of $24 million per year through 2009 and declining amounts per year thereafter through 2012. Most of our other MSAs do not obligate the client to purchase a specified amount of services. The volume of services provided to Global Clients thus depends on the commitments under individual SOWs.

        Reimbursements of out-of-pocket expenses received from clients, consisting principally of travel expenses, have been included as part of net revenues from services. Net revenues represent revenues less certain business taxes we pay in Hungary and China.

        Classification of certain net revenues.    Our net revenues are classified as net revenues from a significant shareholder (which is GE), net revenues from Global Clients and other net revenues. Net revenues from Global Clients consist of revenues from services provided to all clients other than GE and the companies in which GE owns 20% or more of the stock. Revenues from Global Clients in 2005 and 2006 include revenues from two former GE-owned insurance businesses. These businesses were wholly- owned by GE in the beginning of 2004, but GE gradually divested its interest in these businesses in 2004, 2005 and 2006. After GE ceased to own at least 20% of such businesses, we began to treat the revenues from those businesses as Global Client net revenues, in each case from the date that GE ceased to be a 20% shareholder. Those two businesses generated total revenues of $42.0 million in 2004, all of which were classified as GE revenues; a total of $47.4 million in 2005, of which $44.8 million were GE revenues and $2.6 million were Global Client revenues; and a total of $46.4 million in 2006, of which $7.0 million were GE revenues and $39.3 million were Global Client revenues. We have continued to perform services for such businesses following their divestiture by GE even though they were not obligated by the GE MSA to continue to use our services. We entered into new MSAs with respect to one such business following its divestment by GE and agreed with the other to continue to work pursuant to the terms agreed to by GE.

        In addition, our income statement for the year ended December 31, 2004 includes $23.8 million of revenues pursuant to a contract with a division of GE which was not assigned to GGH in the 2004 Reorganization. We refer to such 2004 revenues as the "Unassigned Revenues," because we did not continue to receive revenues under this contract following the 2004 Reorganization. Because our net revenues excluding the Unassigned Revenues is not a U.S. GAAP number, a reconciliation is presented in the table below.

	Year Ended December 31,
	2004	2005	2006
	(dollars in millions)
Net revenues—GE	$408.9	$449.7	$453.3
Less: Unassigned Revenues	23.8	—	—

Net revenues—GE (excluding Unassigned Revenues)	385.1	449.7	453.3
Net revenues—Global Clients	20.3	42.2	158.3
Other revenues	—	—	1.5

Total net revenues (excluding Unassigned Revenues)	$405.4	$491.9	$613.0

        In addition to our revenues from GE and our revenues from Global Clients, our Genpact Mortgage Services subsidiary had $1.5 million in revenues in 2006 from interest income on mortgage loans that it funded directly and held for sale, typically on a short-term basis. The primary activity of this subsidiary, which we acquired in 2006, consists of mortgage loan application processing for mid-size financial institutions. Funding and secondary remarketing of loans is not part of our business plan for this unit, and on June 1, 2007 we ceased funding new mortgage loans. See "—Quantitative and Qualitative Disclosures about Market Risk—Credit Risk."

        Expenses.    Personnel expenses are the major component of both our cost of revenue and selling, general and administrative expenses. Personnel expenses include salaries and benefits as well as costs related to recruiting, training and retention. Our industry is labor intensive. Wage levels in the countries in which our Delivery Centers are located have increased in recent years and we expect such increases to continue for the foreseeable future. We attempt to address the impact of wage increases, and pressures to increase wages, in a number of ways, which include seeking to control entry-level wages, managing our attrition rate, and delivering productivity. We try to control increases in entry-level wages by implementing innovative recruiting policies, emphasizing training and promotion opportunities and maintaining an attractive work atmosphere and company culture. We have succeeded at keeping our entry-level wages in India, where most of our employees are located, at a relatively constant level for the past three years, but there is no assurance we can continue to do so. See "Risk Factors—Wage increases in the countries in which we have operations may prevent us from sustaining our competitive advantage and may reduce our profit margin." Effective training allows us to expand the pool of potential applicants and to upgrade our employees' skill levels so that employees may take on higher value-added tasks over time. By emphasizing training and promotion, we seek to create opportunities for employees to increase their salaries without increasing wage scales. In planning our expansion of capacity, we look for locations that help us ensure global delivery capability while helping us control average salary levels. In India and elsewhere where we may open multiple locations, we try to expand into cities where competition for personnel and wage levels may be lower than in more developed cities. In addition, under some of our contracts we have the ability to share with our clients a portion of any increase in costs due to inflation. Nevertheless, despite these steps, we expect general increases in wage levels in the future which could adversely affect our margins. A significant increase in attrition rates would also increase our recruiting and training costs and decrease our operating efficiency, productivity and profit margins. Increased attrition rates or increased pricing may also cause some clients to be less willing to use our services. See "Risk Factors—Wage increases in the countries in which we have operations may prevent us from sustaining our competitive advantage and may reduce our profit margin."

        Personnel expenses includes compensation, benefits and share options, and are allocated between cost of revenue and selling, general and administrative expenses based on the classification of the employee. Personnel expenses for employees who are directly responsible for performance of services, their supervisors and certain support personnel who may be dedicated to a particular client are included in cost of revenue. Personnel expenses for senior management employees who are not dedicated to a particular client, business development personnel and other personnel involved in support functions are included in selling, general and administrative expenses.

        Our operational expenses include facilities maintenance expenses, travel and living costs, communications expenses and other costs. Travel and living costs, which represent the costs of travel, accommodation and meals of employees while traveling for business, are allocated between cost of revenue and selling, general and administrative expenses based on the allocation of the personnel expenses of the employee incurring such costs. Facilities maintenance, certain communication costs and certain other operational costs are allocated between cost of revenue and selling, general and administrative expenses in the same proportions as the allocation of our employees by headcount. Our depreciation and amortization expense is similarly allocated by headcount.

        Cost of revenue.    The principal component of cost of revenue is personnel expenses. We include in cost of revenue all personnel expenses for employees who are directly responsible for the performance of services, their supervisors and certain support personnel who may be dedicated to a particular client.

        The operational expenses included in cost of revenue include a portion of our facilities maintenance expenses, travel and living expenses, communication expenses and certain other expenses. As noted above, facilities maintenance expenses, certain communication expenses and certain other expenses are allocated between cost of revenue and selling, general and administrative expenses based on headcount. Travel and living expenses are included in cost of revenue if the personnel expenses for the employee incurring such expense is included in cost of revenue. The operational expenses component of cost of revenue also includes consulting charges, which represent the cost of third-party software and other consultants that we may retain for particular services. Cost of revenue also includes a portion of our depreciation and amortization expense, which is allocated between cost of revenue and selling, general and administrative expenses based on headcount.

        The ratio of cost of revenue to revenues for any particular SOW or for all SOWs under an MSA is typically higher in the early periods of the contract or client relationship than in later periods. This is because the number of supervisory and support personnel relative to the number of employees who are performing services declines. It is also because we may retain a portion of the benefit of productivity increases realized over time.

        Selling, general and administrative expenses.    Our selling, general and administrative, or SG&A, expenses are primarily comprised of personnel expenses for senior management, business development personnel and other support personnel who are not dedicated to particular clients. The operational costs component of SG&A expenses includes travel and living costs for such personnel, as well as a portion of our total facilities maintenance expenses, certain communication expenses and certain other expenses. Such portion of such costs is equal to the percentage of our total employees, by headcount, whose compensation cost is classified as SG&A expenses. The operational costs component of SG&A expenses also includes professional fees, which represent the costs of third party legal, tax, accounting and other advisors. SG&A expenses also include a portion of our depreciation and amortization expense, which is allocated between cost of revenue and selling, general and administrative expenses based on headcount.

        The percentage of net revenue represented by our SG&A expenses increased significantly in 2005 and 2006 in connection with the separation of our company from GE and the expansion and diversification of our client base. As discussed above, since January 1, 2005, we have incurred significant expenses to expand the various administrative and support functions we needed to operate as an independent company. Since our separation from GE, we also significantly enhanced our business development capabilities. In many areas, we scaled up our operations in advance of securing new business, so that we would have the infrastructure and support capable of managing the new business. As a public company, we will also incur expenses in relation to compliance with the provisions of the United States securities laws, including in particular the Sarbanes-Oxley Act of 2002, as well as stock exchange requirements, which will be included as SG&A expenses.

        Foreign exchange (gains) losses, net.    Foreign exchange (gains) losses, net, consists of gain or loss on derivative contracts that hedge our foreign currency exposure and foreign currency transaction gains or losses. See note 2(j) of the notes to the Consolidated Financial Statements. See "—Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk."

        Approximately 85% of our revenues were paid in U.S. dollars in fiscal 2006. We also received payments in euros, U.K. pounds sterling and Japanese yen. Our costs are primarily in Indian rupees, as well as in U.S. dollars, Chinese renminbi and the currencies of the other countries in which we have operations. While many of our contracts provide for limited sharing of the risk of inflation and fluctuations in currency exchange rates, we bear a substantial part of this risk, and therefore our operating results could be negatively affected by adverse changes in wage inflation rates and foreign currency exchange rates. See discussion of wage inflation under "—Expenses" above. We enter into forward currency contracts to hedge most of our Indian rupee-U.S. dollar and our Chinese renminbi-Japanese yen currency exposure, which are generally designed to qualify for hedge accounting. However, our ability to hedge such risks is limited by local law, the liquidity of the market for such hedges and other practical considerations. Thus, our results of operations may be adversely affected if we are not able to enter into the desired hedging arrangements or if our hedging strategies are not successful. Our foreign exchange (gains) losses, net, includes realized gain or loss on derivative contracts that qualify for hedge accounting and mark to market gain or loss on other derivatives. The effective portion of the mark to market gains and losses on qualifying hedges is deferred and recorded as a component of accumulated other comprehensive income until the transactions occur and is then recognized in the consolidated statements of income. Typically, with respect to the hedged portion of our Indian rupee-U.S. dollar exposure, and to a lesser extent with other currency exposures, the effect of foreign exchange rate fluctuations in a given period on our cost of revenue and selling, general and administrative expenses may be offset to the extent we are hedged by the effect on our foreign exchange (gains) losses, net. For example, an appreciation of the Indian rupee relative to the U.S. dollar may cause our costs relative to our net revenues to increase, but we may realize a foreign exchange gain when our hedges with respect to such cash flows are terminated.

        Other income (expense).    Other income (expense), net consists primarily of interest expense on indebtedness. It also includes realized and unrealized gain or loss on interest rate swaps. We have entered into interest rate swaps with respect to the floating rate interest exposure on our long-term debt. Other income (expense) also includes interest income on intercorporate deposits.

        Income taxes.    We are incorporated in Bermuda and have operations in many countries. Our effective tax rate has varied and will, in the future, vary from year to year based on the tax rate in our jurisdiction of organization, the geographical source of our revenues and the tax rates in those countries, the tax relief and incentives available to us and the financing and tax planning strategies employed by us.

        Luxembourg taxes.    Since December 30, 2004, our parent company, Genpact Global Holdings, or GGH, has been organized in Luxembourg, as an investment company in risk capital, in the form of a private limited liability company or SICAR S.à.r.l. under the law dated June 15, 2004 of the Grand Duchy of Luxembourg, or the SICAR law. Under the SICAR law, GGH is not subject to income tax on any income attributable to its investments in its subsidiaries and other income attributable to investments in risk capital and is not required to withhold any taxes on distributions paid to its shareholders. Our parent company will be organized in Bermuda upon the consummation of the 2007 Reorganization. See "Prospectus Summary—The Company—The 2007 Reorganization." Bermuda does not impose any income tax on us.

        Indian taxes.    Under the Indian Income Tax Act, 1961, our Delivery Centers in India, from which we derived 66% of our revenues in 2006, benefit from a ten-year holiday from Indian corporate income taxes in respect of their export income, as defined in the legislation. This holiday is available for a period of ten consecutive years beginning in the year in which each Delivery Center commenced operations, but in no case extending beyond March 31, 2009. Our Indian operations began taking advantage of the tax holiday in the Indian fiscal year ended March 31, 1998, with additional Delivery Centers added in subsequent years. Consequently, the tax holiday expires with respect to our Indian operations beginning with the year ended March 31, 2007 and through the year ending March 31, 2009.

        As a result of the tax holiday, our income tax expense with respect to our Indian operations in 2006 was $0.6 million and was also minimal in prior years. In the absence of this tax holiday, income derived from our India operations would be taxed up to the maximum tax rate generally applicable to Indian enterprises which, as of December 31, 2006, was 33.66%. This would have resulted in substantially higher income tax expense than we actually incurred. The tax holiday enjoyed by our Delivery Centers in India expires in stages, on March 31 in each of 2007 (in respect of approximately 35% of our Indian operations), 2008 (in respect of approximately 15% of our Indian operations) and 2009 (in respect of the balance of our Indian operations), depending in each case on when each Delivery Center commenced operations. When our Indian tax holiday expires or terminates, our Indian tax expense will materially increase and thus our after-tax profitability will be reduced, unless we can obtain comparable benefits under new legislation or otherwise reduce our tax liability.

        The SEZ legislation introduced a separate new 15-year tax holiday scheme for operations established in designated special economic zones, or SEZs. Under the SEZ legislation, qualifying operations are eligible for a deduction from taxable income equal to (i) 100% of their profits or gains derived from the export of services for the first five years from the commencement of operations; (ii) 50% of such profits or gains for the next five years; and (iii) 50% of such profits or gains for a further five years, subject to the creation of a "Special Economic Zone Re-investment Reserve Account," to be utilized only for acquiring new plant or machinery, or for other business purposes not including the distribution of dividends. This holiday is available only for new business operations that are conducted at qualifying SEZ locations and is not available to operations formed by splitting up or reconstructing existing operations or transferring existing technology infrastructure to new locations. See "Risk Factors—Over the next few years we will lose certain tax benefits provided by India to companies in our industry and it is not clear whether new tax policies will provide equivalent benefits and incentives."

        We are currently in the process of establishing, subject to regulatory approvals, new Delivery Centers in four cities in India that would be eligible for these benefits. We do not presently know what percentage of our operations or income in India will be eligible for a tax holiday under the SEZ legislation, as it will depend on how much of our business can be conducted at the qualifying locations, and on how much of such business is considered new business under the SEZ legislation. Also, because this is new legislation that is in the process of being implemented, there is continuing uncertainty as to the interpretation of the law and the ability to obtain the required governmental and regulatory approvals. This uncertainty may delay implementation of our proposed SEZ sites. In view of the above, we expect that our effective tax rate will increase over the next few years and that such increase may be material.

        The Government of India may assert that certain of our clients have a "permanent establishment" in India by reason of the activities we perform on their behalf, particularly those clients that exercise control over or have substantial dependency on our services. Such an assertion could affect the size and scope of the services requested by such clients in the future.

        The Government of India has recently enacted a fringe benefit tax on the exercise of share options granted to employees based in India. This tax is payable by the issuer of the share options and recoverable at the option of the issuer from its employees. The implementation rules have not yet been enacted. We are analyzing the consequences of this tax upon our Indian operations, including the applicability to existing outstanding options. Depending upon the final rules, this tax may materially and adversely impact our results of operations, although it would not affect cash flow if fully recovered from employees.

        Transfer Pricing.    We have transfer pricing arrangements among our subsidiaries involved in various aspects of our business, including operations, marketing, sales and delivery functions. U.S. and Indian transfer pricing regulations, as well as the regulations applicable in the other countries in which we operate, require that any international transaction involving affiliated enterprises be made on arm's-length terms. We consider the transactions among our subsidiaries to be on arm's-length pricing terms. If, however, a tax authority in any jurisdiction reviews any of our tax returns and determines that the transfer prices we have applied are not appropriate, or that other income of our affiliates should be taxed in that jurisdiction, we may incur increased tax liability, including accrued interest and penalties, which would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows.

        Other taxes.    We have operating subsidiaries in other countries, including China, Hungary, Mexico, the Netherlands, the Philippines, Romania, Spain, the United Kingdom and the United States, as well as sales and marketing subsidiaries in certain jurisdictions including the United States and the United Kingdom, which are subject to tax in such jurisdictions. We have moved certain of our marketing operations from Luxembourg to the United States effective January 31, 2007, which may result in an increase in taxes on income attributable to such operations.

        The Government of China has recently enacted amendments to the tax laws applicable to our operations that would increase the applicable tax rate from 15% to 25%, subject to certain grandfathering provisions. Depending upon the final application of these proposals and the growth of our business in China, the effect on our overall tax rate could be material.

        Our ability to repatriate surplus earnings from our Delivery Centers in a tax-efficient manner is dependent upon interpretations of local law, possible changes in such laws and the renegotiation of existing double tax avoidance treaties. Changes to any of these may adversely affect our overall tax rate.

        Tax audits.    Our tax liabilities may also increase, including due to accrued interest and penalties, if the applicable income tax authorities in any jurisdiction, during the course of any audits, were to disagree with any of our tax return positions. Through the period ended December 30, 2004, we have an indemnity from GE for any additional taxes attributable to periods prior to the 2004 Reorganization.

The 2004 Reorganization

        As noted above, the 2004 Reorganization was consummated on December 30, 2004, pursuant to which we became an independent company. The 2004 Reorganization has been accounted for under the purchase method under SFAS 141 Business Combination which resulted in a new basis of accounting. The total purchase consideration was $780 million. The allocation of the total consideration to the fair values of the net assets acquired resulted in goodwill of $485.2 million and intangible assets of $223.5 million. The intangible assets are being amortized over periods ranging from 1-10 years. As a result, for periods after

December 31, 2004, we have had, and will continue to have, significant non-cash charges related to the amortization of such intangible assets. See notes 1 and 10 of the notes to the Consolidated Financial Statements.

        In connection with the 2004 Reorganization, we incurred indebtedness of $180 million, of which $156.9 million was paid to various GE entities to acquire the operations in India, Mexico, China, the United States and elsewhere that then constituted our business.

        Prior to the 2004 Reorganization, the financial statements of the various entities were presented on a combined basis as all the entities were under the common control of GE. Because the application of purchase accounting in connection with the 2004 Reorganization created a new basis of accounting, the financial statements and financial data in this prospectus for periods prior to the 2004 Reorganization are not directly comparable to those for periods after December 31, 2004. See also note 1 of the notes to the Consolidated Financial Statements.

Acquisitions

        From time to time we may make acquisitions or engage in other strategic transactions if suitable opportunities arise, and we may use cash, securities or other assets as consideration. In March 2007, we acquired E-Transparent B.V. and certain related entities, which are controlling partners in a partnership known as ICE, for cash consideration of euro 11.7 million and 1,442,316 common shares of Genpact Limited (after giving effect to the 2007 Reorganization). Certain partners, which we refer to as the Continuing Partners, retained an equity interest in ICE. As a result there is a minority interest in our income statement commencing with the first quarter of 2007, the size of which varies from period to period depending on the contribution of ICE to our results as well as the portion of the ICE business that relates to the Continuing Partners' activities. In connection with the ICE transaction we will be obligated to pay the sellers of E-Transparent B.V. and related entities an additional cash amount in 2009 not to exceed euro 15.6 million if certain profitability targets are met. In August 2006, we acquired MoneyLine Lending Services, Inc., or MoneyLine, (now called Genpact Mortgage Services), a provider of mortgage origination and fulfillment services, for cash consideration of approximately $14.3 million. We will be obligated to pay the sellers of MoneyLine an additional cash amount in 2008 not to exceed $10 million if certain revenue and profitability targets are met. In August 2005, we acquired all the outstanding capital stock of Creditek Corporation, which provided us with an order-to-cash and receivables management business, for cash consideration of approximately $14.4 million. All three acquisitions were accounted for under the purchase method of accounting and, accordingly, the results of operations of these acquisitions are reflected in our financial statements from the respective dates of acquisition.

Critical Accounting Policies

        The discussion and analysis of our financial condition and results of operations are based upon the financial statements included in this prospectus, which have been prepared in accordance with U.S. GAAP. The notes to the financial statements contain a summary of our significant accounting policies. Set forth below are our critical accounting policies under U.S. GAAP.

        Revenue recognition.    As discussed above, we derive revenues from our services which are provided on a time and materials and a fixed-price basis. Revenues derived from time-and-materials contracts are recognized as the related services are performed. In the case of fixed-price contracts, including those for application maintenance and support services, revenues are recognized ratably over the term of the contracts. Revenues with respect to fixed-price contracts for development of software are recognized on a percentage of completion basis. This method of revenue recognition has been used because management considers this to be the best available measure of progress on these contracts as there is a direct relation between input and productivity.

        For our time and materials contracts, we generally do not recognize revenue until an MSA or SOW are signed. If we receive a cash payment in respect of services prior to the time a contract is signed, we recognize this as an advance from a client until such time as the contract is signed, when it becomes revenue.

        We defer the revenues that are for the transition of services to our Delivery Centers (which revenues may include reimbursement of transition costs) and the related costs (up to the extent of the deferred revenues) over the period during which we expect to benefit from these costs, which is estimated to be three years.

        Our accounts receivable include amounts for services that we have performed and for which an invoice has not yet been issued to the client. We follow a 30-day billing cycle and, as such, there may be at any point in time up to 30 days of revenues which we have accrued but not yet billed.

        Business combinations, goodwill and other intangible assets.    Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations requires that the purchase method of accounting be used for all business combinations. SFAS No. 141 specifies criteria as to intangible assets acquired in a business combination that must be recognized and reported separately from goodwill. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, all assets and liabilities of the acquired businesses including goodwill are assigned to reporting units.

        Goodwill represents the cost of the acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased. Goodwill is not amortized but is tested for impairment at least on an annual basis on September 30, relying on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Goodwill of a reporting unit will be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

        Intangible assets acquired individually, or with a group of other assets in a business combination, are carried at a cost less accumulated amortization based on their estimated useful lives as follows:

Customer-related intangible assets	3-10 years
Marketing-related intangible assets	1-5 years
Contract-related intangible assets	1 year

        The intangible assets are amortized using a discounted cash flow method in each period which reflects the pattern in which their economic benefits are consumed or otherwise used up.

        Derivative instruments and hedging activities.    We enter into forward foreign exchange contracts to mitigate the risk of changes in foreign exchange rates on inter-company transactions and forecasted transactions denominated in foreign currencies. Certain of these transactions meet the criteria for hedge accounting as cash flow hedges under SFAS 133. Changes in the fair values of these hedges are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions occur and are then recognized in the statement of income. Changes in the fair value for other derivative contracts and the ineffective portion of hedging instruments are recognized in the statement of income of each period and are included in foreign exchange (gains) losses, net.

        Income taxes.    Under SFAS No. 109, deferred tax assets and liabilities were recognized for future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their tax bases and operating losses carried forward, if any. Deferred tax assets and liabilities were measured using legislatively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates was recognized in income in the period that included the legislative enactment date. Deferred tax assets were recognized in full, subject to a valuation allowance that reduced the amount recognized to that which was more likely than not to be realized. In assessing the likelihood of realization, we considered estimates of future taxable income. In the case of an entity which benefits from a corporate tax holiday, deferred tax assets or liabilities for existing temporary differences were recorded only to the extent such temporary differences were expected to reverse after the expiration of the tax holiday.

        We also evaluate potential exposures related to tax contingencies or claims made by the tax authorities in various jurisdictions and determine if a reserve is required. A reserve is recorded if we believe that a loss is probable and the amount can be reasonably estimated. These reserves are based on estimates and subject to changing facts and circumstances considering the progress of ongoing audits, case law and new legislation. We believe that the reserves established are adequate in relation to any possible additional tax assessments.

        Stock-Based compensation expense.    Prior to January 1, 2006, we accounted for stock options granted under our stock option plan pursuant to the minimum value method of FASB Statement No. 123 "Accounting for Stock Based Compensation." Under this method, volatility is assumed to be zero and the option value is determined based on the expected term and the estimated rate of interest as reduced by the expected dividend yield.

        Effective January 1, 2006, we adopted FASB Statement No. 123(R) which replaces Statement No. 123 and requires that all stock based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award. We adopted this statement using the prospective method of application and therefore prior year financial statements were not restated. Compensation expense for stock options is recorded as part of cost of revenue and selling, general and administrative expenses depending on the classification of the compensation expense generally for the individual who received the options.

Results of Operations

        The following table sets forth certain data from our income statement in absolute amounts and as a percentage of net revenues for the years ended December 31, 2004, 2005 and 2006 and for the three months ended March 31, 2006 and 2007.

	Year Ended December 31,						Quarter Ended,
	2004		2005		2006		March 31, 2006		March 31, 2007
	(dollars in millions)
Net revenues—GE	$408.9	95.3%	$449.7	91.4%	$453.3	73.9%	$109.7	83.1%	$120.8	68.6%
Net revenues—Global Clients	20.3	4.7%	42.2	8.6%	158.3	25.8%	22.2	16.9%	54.3	30.8%
Other revenues	—	—	—	—	1.5	0.2%	—	—	1.0	0.5%

Total net revenues	429.1	100%	491.9	100%	613.0	100%	131.9	100%	176.0	100%
Cost of revenue	263.6	61.4%	304.0	61.8%	360.9	58.9%	78.0	59.1%	109.9	62.4%

Gross profit	165.5	38.6%	187.9	38.2%	252.2	41.1%	53.9	40.9%	66.1	37.6%
Operating expenses
Selling, general and administrative expenses	76.3	17.8%	117.5	23.9%	159.2	26.0%	36.1	27.4%	48.8	27.7%
Amortization of acquired intangible assets	—	—	47.0	9.6%	41.7	6.8%	11.0	8.4%	9.0	5.1%
Foreign exchange (gains) losses, net	7.3	1.7%	12.8	2.6%	13.0	2.1%	3.7	2.8%	(1.7)	0.9%
Other operating income	—	—	(6.2)	1.3%	(4.9)	0.8%	(1.1)	0.9%	(0.6)	0.3%

Income from operations	81.9	19.1%	16.9	3.4%	43.2	7.0%	4.2	3.2%	10.6	6.0%
Other income (expense), net	8.2	1.9%	(6.1)	1.2%	(9.2)	1.5%	(0.6)	0.4%	(3.6)	2.0%

Income before share of equity in earnings/loss of affiliate, minority interest and income taxes	90.2	21.0%	10.7	2.2%	33.9	5.5%	3.6	2.8%	7.0	4.0%
Equity in (earnings)/loss of affiliate	—	—	—	—	—	—	—	—	0.1	0.0%
Minority interest	—	—	—	—	—	—	—	—	0.9	0.5%
Income taxes expense (benefit)	6.7	1.6%	(6.4)	1.3%	(5.9)	1.0%	(1.4)	1.1%	4.2	2.4%

Net income	$83.4	19.4%	$17.1	3.5%	$39.8	6.5%	$5.1	3.8%	$1.8	1.1%

Fiscal Quarter Ended March 31, 2007 Compared to Fiscal Quarter Ended March 31, 2006

        Net Revenues.    Our net revenues increased by $44.1 million or 33.4%. This increase resulted from increased net revenues from GE and Global Clients.

        Net revenues from GE increased by $11.1 million or 10.1%. This was attributable primarily to entering into new SOWs and to a lesser extent an increase in the services provided under existing SOWs. While net revenues from GE grew in absolute terms, such net revenues declined as a percentage of our total net revenues from 83.1% in the first quarter of 2006 to 68.6% in the first quarter of 2007, due to growth in revenues from our Global Clients.

        Net revenues from Global Clients increased by $32.0 million or 143.9%. This increase resulted from revenues from several new Global Clients with which we entered into MSAs in 2006 as well as an increase in revenues from existing Global Clients under existing MSAs. In addition, a portion of the overall increase was attributable to our acquisition of MoneyLine in August, 2006 and our acquisition of ICE in March 2007 (approximately $2.6 million and $3.0 million of net revenues, respectively). As a percentage of total net revenues, net revenues from Global Clients increased from 16.9% in the first quarter of 2006 to 31.3% in the first quarter of 2007.

        Cost of Revenue.    The following table sets forth the components of our cost of revenue in absolute amounts and as a percentage of net revenues:

	Quarter Ended March 31,
	2006		2007
	(dollars in millions)
Personnel expenses	$48.9	37.1%	$66.8	38.0%
Operational expenses	23.4	17.8%	34.4	19.6%
Depreciation and amortization	5.7	4.3%	8.7	4.9%

Cost of revenue	$78.0	59.1%	$109.9	62.4%

        Cost of revenue increased by $31.9 million or 40.9%. As a percentage of net revenues, cost of revenue increased from 59.1% to 62.4%. The largest component of the increase in cost of revenue was personnel expenses which increased by $17.9 million, or 36.6%. Such increase reflected the general growth of our business including a faster rate of growth in business delivered from Europe and North America where compensation costs are higher. This was largely due to the acquisition of MoneyLine in August 2006 and ICE in March 2007, as well as internal growth. Personnel expenses as a percentage of net revenues increased from 37.1% in the first quarter of 2006 to 38.0% in the first quarter of 2007.

        In addition, operational expenses increased by $11.0 million. This increase reflected an increase in facilities maintenance expenses due to the opening of new Delivery Centers in the second half of 2006 as well as increases in consulting expenses, travel and living costs and communication expenses as a result of volume growth. As a percentage of net revenues, operational expenses did not materially change from the first quarter of 2006 to the first quarter of 2007. Depreciation and amortization expenses increased by $3.0 million as a result of increased investments in new Delivery Centers during the last three quarters of 2006 and the first quarter of 2007.

        As a result of the foregoing, our gross profit increased by $12.2 million or 22.6% and our gross margin decreased from 40.9% in the first quarter of 2006 to 37.6% in the first quarter of 2007.

        Selling, general and administrative expenses.    The following table sets forth the components of our selling, general and administrative expenses in absolute amounts and as a percentage of net revenues:

	Quarter Ended March 31,
	2006		2007
	(dollars in millions)
Personnel expenses	$25.9	19.6%	$34.2	19.4%
Operational expenses	8.9	6.7%	12.4	7.1%
Depreciation and amortization	1.4	1.0%	2.1	1.2%

Selling, general and administrative expenses	$36.1	27.4%	$48.8	27.7%

        Selling, general and administrative expenses increased by $12.7 million or 35.1%. The increase was primarily due to an increase in personnel expenses, which increased by $8.3 million or 32.3%. These increases reflected the general growth in our business. As a percentage of net revenues, SG&A expenses increased from 27.4% in the first quarter of 2006 to 27.7% in the first quarter of 2007 and personnel expenses marginally decreased from 19.6% in the first quarter of 2006 to 19.4% in the first quarter of 2007. These increases reflected the general growth in our business and in particular our efforts to expand and diversify our client base during the last three quarters of 2006 and the first quarter of 2007. In addition, these increases reflected expenditures relating to our efforts to build our business development function and our management and support capabilities as well as preparations to become a public company.

        The operational expenses component of our SG&A expenses increased by $3.6 million. As a percentage of net revenues, such costs increased from 6.7% in the first quarter of 2006 to 7.1% in the first quarter of 2007. These increases reflected increases in facilities maintenance expenses, consulting expenses, travel and living expenses and communication expenses. Depreciation and amortization expenses also increased in absolute terms and as a percentage of net revenues. The increase in operational expenses and depreciation and amortization expenses reflected general growth in our business, including the opening of new Delivery Centers to support growth.

        Amortization of acquired intangibles.    In the last three fiscal quarters of 2006 and the first fiscal quarter of 2007, we continued to incur significant non-cash charges consisting of the amortization of acquired intangibles resulting from the 2004 Reorganization. Although such charges declined by $2.1 million compared to the first quarter of 2006, they remained substantial at $9.0 million or 5.1% of net revenues.

        Foreign exchange (gain)/loss, net.    We realized a foreign exchange gain of $1.7 million in the first quarter of 2007 as a result of the movement of the Indian rupee against the U.S. dollar relative to our hedged position.

        Other operating income.    Other operating income, which consists of payments from GE for the use of our Delivery Centers and certain support functions for services that they manage and operate with their own employees, declined by $0.6 million in the first quarter of 2007 compared to the first quarter of 2006. This reflected the reduction by GE in the number of its employees using our premises. We do not recognize these payments as net revenues because GE manages and operates the services; however, our costs are still included in cost of revenue and selling, general and administrative expenses.

        Income from operations.    As a result of the foregoing factors, income from operations increased by $6.4 million to $10.6 million. As a percentage of net revenues, income from operations was 3.2% in the first quarter of 2006 and 6.0% in the first quarter of 2007.

        Other income/(expense), net.    Other expense, net increased by $3.0 million from a $0.6 million expense in the first quarter of 2006 to a $3.6 million expense in the first quarter of 2007. This reflected an increase in our interest expense due to an increase in the outstanding amount of short-term debt. This was offset in part by a reduction in interest expense on long-term debt due to the repayment of a portion of our long-term debt in connection with a refinancing of our debt in 2006. In addition, in the first quarter of 2006 there was a mark-to-market gain in our interest rate swaps that we did not have in the first quarter of 2007.

        Income before share of equity in earnings/loss of affiliate, minority interest and income taxes.    As a result of the foregoing factors, income before income taxes increased by $3.4 million to $7.0 million in the first quarter of 2007 from $3.6 million in the first quarter of 2006. As a percentage of net revenues, income before income taxes was 2.8% in the first quarter of 2006 and 4.0% in the first quarter of 2007.

        Equity in (earnings)/loss of affiliate.    This includes our share of loss from our non-consolidated affiliate, NGEN Media Services Private Limited, a joint venture with NDTV Networks Plc. See "Business—NGEN Joint Venture."

        Minority interest.    The minority interest is due to the acquisition of ICE. See "—Acquisitions."

        Income taxes.    Our income tax expense increased from a $1.4 million benefit in the first quarter of 2006 to a $4.2 million expense in the first quarter of 2007. The principal components of this increase were (i) $2.0 million resulting from the partial expiration of our tax holiday in India as of March 31, 2007, the effect of which has been taken into account proportionally in the first quarter 2007 and (ii) $3.1 million resulting from the application of a Hungarian statutory minimum tax to the operations of our Hungarian branch. We expect to restructure our operations by the end of the third quarter of 2007 to eliminate the applicability of the Hungarian minimum tax.

        Net income.    As a result of the foregoing factors, net income declined by $3.2 million from $5.1 million in the first quarter of 2006 to $1.8 million in the first quarter of 2007. As a percentage of net revenues, our net income declined from 3.8% in the first quarter of 2006 to 1.1% in the first quarter of 2007.

Fiscal Year Ended December 31, 2006 Compared to Fiscal Year Ended December 31, 2005

        Net revenues.    Our net revenues increased by $121.2 million or 24.6%. This increase resulted from increased net revenues from GE and Global Clients.

        Net revenues from GE increased by $3.6 million or 0.8%. As described above under "—Classification of Certain Net Revenues," the two insurance businesses in which GE has ceased to be a 20% shareholder generated total net revenues of $47.4 million in 2005, of which $44.8 million was classified as GE net revenues and $2.6 million was classified as Global Client net revenues, and total net revenues of $46.4 million in 2006, of which $7.0 million was classified as GE net revenues and $39.3 million was classified as Global Client net revenues. Notwithstanding a reduction in GE net revenues resulting from this classification, our net revenues from GE increased primarily as a result of increases in the volume of services provided to GE. This was attributable primarily to entering into new SOWs and to a lesser extent increasing the volume of services provided under existing SOWs. While net revenues from GE grew in absolute terms, such revenues declined as a percentage of our total net revenues from 91.4% in 2005 to 73.9% in 2006, due to growth in revenues from our Global Clients.

        Net revenues from Global Clients increased by $116.1 million or 274.9%. This increase resulted from revenues from several new clients with which we entered into MSAs in 2005. In addition, a portion of the overall increase (approximately $15.3 million) was attributable to the full year inclusion of the results of Creditek, which we acquired in August 2005 and which accounted for $7.5 million in net revenues in 2005. Approximately $3.3 million of net revenues were attributable to our acquisition of MoneyLine Lending Services, Inc. (now called Genpact Mortgage Services) in August, 2006. A portion was also related to GE ceasing to be a 20% shareholder in certain businesses as described above. As a percentage of total net revenues, net revenues from Global Clients increased from 8.6% in 2005 to 25.8% in 2006.

        Cost of revenue.    The following table sets forth the components of our cost of revenue in absolute amounts and as a percentage of net revenues:

	Year Ended December 31,
	2005		2006
	(dollars in millions)
Personnel expenses	$186.8	38.0%	$223.4	36.4%
Operational expenses	89.5	18.2%	109.3	17.8%
Depreciation and amortization	27.7	5.6%	28.1	4.6%

Cost of revenue	$304.0	61.8%	$360.9	58.9%

        Cost of revenue increased by $56.9 million or 18.7%. As a percentage of net revenues, cost of revenue declined by 2.9%. The largest component of the increase in cost of revenue was personnel expenses which increased by $36.6 million, or 19.6%. Such increase reflected the general growth of our business. Personnel expenses as a percentage of net revenues declined from 38.0% in 2005 to 36.4% in 2006, which reflected the efficiencies in our workforce that we realized as we expanded our business.

        In addition, operational expenses increased by $19.8 million. This increase reflected an increase in facilities management expenses due to the opening of new Delivery Centers, including dedicated Delivery Centers with excess capacity for new Global Clients in anticipation of performing additional services in the future for those clients. The operational expenses increases also reflected an increase in travel and living costs as a result of general volume growth. These increases were offset by a reduction in communications expenses as a result of a decline in overall telecommunications prices. As a percentage of net revenues, operational expenses decreased from 18.2% in 2005 to 17.8% in 2006.

        As a result of the foregoing, our gross profit increased by $64.2 million or 34.2% and our gross margin increased from 38.2% in 2005 to 41.1% in 2006.

        Selling, general and administrative expenses.    The following table sets forth the components of our selling, general and administrative expenses in absolute amounts and as a percentage of net revenues:

	Year Ended December 31,
	2005		2006
	(dollars in millions)
Personnel expenses	$70.9	14.4%	$107.1	17.5%
Operational expenses	43.0	8.7%	45.3	7.4%
Depreciation and amortization	3.5	0.7%	6.8	1.1%

Selling, general and administrative expenses	$117.5	23.9%	$159.2	26.0%

        Selling, general and administrative expenses increased by $41.7 million or 35.5%. This was primarily due to an increase in personnel expenses, which increased by $36.2 million or 51.1%. As a percentage of net revenues, SG&A expenses increased from 23.9% in 2005 to 26.0% in 2006 and personnel expenses increased from 14.4% in 2005 to 17.5% in 2006. These increases reflected the expenditures related to our efforts to expand and diversify our client base. In 2006, we continued to build the management and support capabilities we need to operate as an independent company and continued to build our business development function. Our results in 2006 reflected the full year effect of management, support and business development personnel hired at various times in 2005 as well as those hired in 2006.

        The operational expenses component of SG&A expenses increased by $2.3 million. As a percentage of net revenues, such costs decreased from 8.7% in 2005 to 7.4% in 2006. The absolute increase reflected increases in facilities maintenance expenses, travel and living expenses and communications expenses. Depreciation and amortization expenses also increased in absolute terms and as a percentage of net revenues. The increase in operational expenses and depreciation and amortization expenses reflected general growth of the business, including the opening of new Delivery Centers to support future growth.

        Amortization of acquired intangibles.    In 2006, we continued to incur significant non-cash charges consisting of the amortization of acquired intangibles resulting from the 2004 Reorganization. Although such charges declined by $5.3 million compared to 2005, they remained substantial at $41.7 million or 6.8% of net revenues.

        Foreign exchange (gains) losses, net.    We realized a foreign exchange loss of $13.0 million in 2006 as a result of the movement of the Indian rupee against the U.S. dollar relative to our hedged position.

        Other operating income.    Other operating income, which consists of payments from GE for the use of our Delivery Centers and certain support functions for services that they manage and operate with their own employees, declined by $1.3 million in 2006. We do not recognize these payments as net revenues because GE manages and operates these services; however, our costs are included in cost of revenue and selling, general and administrative expenses.

        Income from operations.    As a result of the foregoing factors, income from operations increased by $26.3 million to $43.2 million. As a percentage of net revenues, income from operations was 3.4% in 2005 and 7.0% in 2006.

        Other income (expense), net.    Other expense, net increased by $3.1 million from $6.1 million in 2005 to $9.2 million in 2006, due to the amortization of debt issuance expenses in relation to the refinancing of the existing long-term debt. In 2006, we repaid a portion of our long-term debt in connection with a refinancing of our debt and terminated the swap. The repayment of our long-term debt also reduced our interest expense on long-term debt. However, our overall interest expense increased due to an increase in outstanding short-term debt.

        Income before income taxes.    As a result of the foregoing factors, income before income taxes increased by $23.2 million or from 2.2% of net revenues in 2005 to 5.5% of net revenues in 2006.

        Income taxes.    We booked a net benefit for income taxes in 2005 and 2006 in the amounts of $6.4 million and $5.9 million respectively. This net benefit is due principally to the fact that we have incurred losses (including losses attributable to the amortization of intangibles, and in 2005, to losses on derivatives) in jurisdictions where the statutory tax rate is higher than that applicable to most of our income, as a result of the application of tax holidays and other tax benefits.

        Net income.    As a result of the foregoing factors, net income increased by $22.7 million from $17.1 million in 2005 to $39.8 million in 2006. As a percentage of net revenues, our net income was 3.5% in 2005 and 6.5% in 2006.

Fiscal Year Ended December 31, 2005 Compared to Fiscal Year Ended December 31, 2004

        Net revenues.    Our net revenues increased by $62.8 million or 14.6%. Excluding the Unassigned Revenue from our 2004 net revenues, our net revenues increased by $86.5 million or 21.4%. This increase resulted from increased net revenues from both GE and Global Clients. See "—Classification of Certain Net Revenues."

        Net revenues from GE increased by $40.8 million or 10.0%. Excluding the Unassigned Revenue, net revenues from GE increased by $64.6 million or 16.8%. This was attributable primarily to entering into new SOWs and to a lesser extent an increase in services provided under existing SOWs. While net revenues from GE grew in absolute terms, such net revenues declined as a percentage of our total net revenues from 95.3% in 2004 to 91.4% in 2005, due to growth in revenues from our Global Client base. Excluding the Unassigned Revenue, net revenues from GE as a percentage of total net revenues declined from 95.0% to 91.4%.

        In December 2005, GE reduced its equity interest in one insurance business to less than 20%. As a result, the 2005 net revenues from this business consisted of $25.4 million which is included as net revenues from GE and $2.5 million which is included as net revenues from Global Clients. See "—Classification of Certain Net Revenues" for an explanation of the classification of revenues related to businesses once owned by GE and subsequently sold.

        Net revenues from Global Clients increased by $22.0 million or 108.4%. This increase reflected the inclusion in net revenues from Global Clients of $2.5 million of net revenues from the insurance business sold by GE as described above. See "—Classification of Certain Net Revenues." In addition, it reflected the acquisition of Creditek Corporation in August of 2005, which resulted in an additional $7.5 million in Global Client net revenues. In addition, after we became an independent company as of December 30, 2004, we began actively soliciting Global Clients and entered into a number of new MSAs in 2005. We began recognizing revenues from these new clients in 2005. By comparison, our Global Client net revenues in 2004 consisted primarily of revenues from clients of our Mexico business.

        As a percentage of total net revenues, net revenues from Global Clients increased from 4.7% in 2004 to 8.6% in 2005. Excluding the Unassigned Revenue, net revenues from Global Clients as a percentage of total net revenues increased from 5.0% in 2004 to 8.6% in 2005.

        Cost of revenue.    The following table sets forth the components of our cost of revenue in absolute terms and as a percentage of net revenues:

	Year Ended December 31,
	2004		2005
	(dollars in millions)
Personnel expenses	$153.9	35.9%	$186.8	38.0%
Operational expenses	87.4	20.4%	89.5	18.2%
Depreciation and amortization	22.2	5.2%	27.7	5.6%

Cost of revenue	$263.6	61.4%	$304.0	61.8%

        Cost of revenue increased by $40.4 million or 15.3%. As a percentage of net revenues, cost of revenue increased by 0.4%. The increase included an increase of $32.9 million in personnel expenses, which also increased as a percentage of net revenues from 35.9% in 2004 to 38.0% in 2005. The increase in personnel expenses was primarily due to the general growth of the business as well as increasing our staff in anticipation of the growth of business from new Global Clients and wage increases, particularly in India and China. In addition, operational expenses increased by $2.1 million. The absolute increase reflected increases in consulting charges and certain other charges, offset in part by decreases in facilities maintenance and travel and living expenses. Consulting charges increased primarily because we contracted for software services from third parties in connection with the expansion of our business. The decline in facilities maintenance expenses reflected the fact that in 2004 we incurred significant expenses for repairs and the fact that our expansion was primarily in the form of owned Delivery Centers in 2005. Certain expenses, such as travel and living expenses, declined because in 2005, as we became an independent company, we adopted a policy so that transition expenses, along with any transition revenues, are recognized over the the period during which we expect to benefit from these costs, which is estimated to be three years. As a percentage of net revenues, operational expenses declined from 20.4% to 18.2% in 2005.

        Depreciation and amortization costs increased by $5.4 million as a result of the investments made in technology and telecommunications equipment in 2004 as part of the transition to an independent company. These expenses increased as a percentage of net revenues from 5.2% in 2004 to 5.6% in 2005.

        As a result of the foregoing, our gross profit increased by $22.4 million, or 13.5% and our gross margin decreased from 38.6% in 2004 to 38.2% in 2005.

        Selling, general and administrative expenses.    The following table sets forth the components of our selling, general and administrative expenses in absolute terms and as a percentage of net revenues:

	Year Ended December 31,
	2004		2005
	(dollars in millions)
Personnel expenses	$51.4	12.0%	$70.9	14.4%
Operational expenses	23.0	5.4%	43.0	8.7%
Depreciation and amortization	1.9	0.5%	3.5	0.7%

Selling, general and administrative expenses	$76.3	17.8%	$117.5	23.9%

        Selling, general and administrative expenses increased by $41.2 million or 54.0%. As a percentage of net revenue, SG&A expenses increased from 17.8% in 2004 to 23.9% in 2005. This reflected the expenditures we made in 2005 in order to become an independent company and to diversify and expand our client base. The principal component of the increase in SG&A expenses was an increase in personnel expenses, which increased by $19.5 million, or from 12.0% of net revenues in 2004 to 14.4% of net revenues in 2005. This reflected the hiring of additional personnel in many areas. We expanded our management infrastructure and expanded our business development capabilities and administrative functions such as finance, legal, accounting and human resources.

        The operational expense component of SG&A expenses increased by $20.1 million. As a percentage of net revenues, such operational expenses increased from 5.4% in 2004 to 8.7% in 2005. Operational expenses reflected in particular an increase in travel and living expenses, which increased substantially due to our business development efforts to pursue Global Clients. Our professional fees also increased as a result of the need for third party legal, accounting and other consultants in connection with becoming an independent company. These increases were offset in part by a decrease in facilities maintenance expenses, which declined (as was the case with facilities maintenance expense in cost of revenue) because in 2004 we incurred significant expenses for repairs and our expansion was primarily in the form of owned Delivery Centers in 2005.

        Depreciation and amortization increased (as was the case with depreciation and amortization expense in cost of revenue) as a result of the investments made in technology and telecommunications equipment in 2004 as part of our transition to an independent company.

        Amortization of acquired intangibles.    The allocation of the total consideration in the 2004 Reorganization to the fair values of the assets acquired resulted in the creation of significant intangible assets. We began amortizing these intangible assets over a ten year period in 2005. Such non-cash amortization charges in 2005 were $47.0 million.

        Foreign exchange (gains) losses, net.    We realized a foreign exchange loss of $12.8 million in 2005 as a result of the movement of the Indian rupee against the U.S. dollar relative to our hedged position.

        Other operating income.    Other operating income was $0 in 2004 and $6.2 million in 2005. This consisted of payment by GE for the use of our Delivery Centers and certain support functions for services that they manage and operate with their own employees. We do not recognize these payments as revenue because GE manages and operates these services; however, our costs are included in cost of revenues and selling, general and administrative expenses.

        Income from operations.    Income from operations decreased by $65.1 million to $16.9 million in 2005 primarily as a result of the non-cash amortization of intangibles arising from the 2004 Reorganization, as well as the other factors discussed above. As a percentage of net revenues, income from operations was 19.1% in 2004 and 3.4% in 2005.

        Other income (expense), net.    Other income (expense), net changed from $8.2 million of income in 2004 to $6.1 million of expense in 2005. In 2004, we had interest income of $11.9 million in intercorporate deposits, which represented cash surplus generated by our business invested with GE. We distributed all such deposits to GE in connection with the 2004 Reorganization. In 2005, we had $10.6 million in interest expense on the indebtedness incurred in connection with the 2004 Reorganization.

        Income before income taxes.    As a result of the foregoing factors, as well as the other factors noted above, income before income taxes decreased by $79.5 million or from 21.0% of net revenues in 2004 to 2.2% of net revenues in 2005.

        Income taxes.    We booked a net provision for income taxes in 2004 in the amount of $6.7 million and a net benefit for income taxes in 2005 in the amount of $6.4 million. This difference arose principally because in 2005 we incurred losses (including losses on derivatives) in jurisdictions where the statutory tax rate is higher than that applicable to most of our income, as a result of the application of tax holidays and other benefits and the impact of a deferred tax liability on the amortization of intangibles.

        Net income.    As a result of the foregoing factors, net income decreased by $66.3 million from $83.4 million in 2004 to $17.1 million in 2005. As a percentage of net revenues, our net income was 19.4% in 2004 and 3.5% in 2005.

Seasonality

        Our financial results may vary somewhat from period to period. Our revenues are typically higher in the third and fourth quarters than the other quarters, as a result of several factors. We generally find that more contracts for software and IT services are signed in the first quarter as corporations begin new budget cycles. Volumes under such contracts then increase as the year progresses. In addition, revenues for collections services, as well as transaction processing, are often higher in the latter half of the year as our clients have greater demand for our services.

        The following table presents unaudited quarterly financial information for each of our last five fiscal quarters on a historical basis. We believe the quarterly information contains all adjustments necessary to fairly present this information. The comparison of results for the first quarter of 2007 with the fourth quarter of 2006 reflects the foregoing factors. The results for any interim period are not necessarily indicative of the results that may be expected for the full year.

	Quarter Ended,
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007
	(dollars in millions)
Net revenues GE	$109.7	$109.7	$111.1	$122.8	$120.8
Net revenues Global Clients	22.2	31.3	50.8	54.0	54.2
Other revenues	—	—	0.5	1.0	1.0

Total net revenues	131.9	141.0	162.4	177.8	176.0
Cost of revenue	78.0	85.8	93.5	103.6	110.0

Gross profit	53.9	55.2	68.9	74.2	66.0
Operating expenses
Selling, general and administrative expenses	36.1	37.0	40.9	45.2	48.8
Amortization of acquired intangible assets	11.0	10.6	10.1	10.0	9.0
Foreign exchange (gains)/losses, net	3.7	0.8	4.2	4.3	(1.7)
Other operating income	(1.1)	(0.6)	(1.4)	(1.8)	(0.6)

Income from operations	4.2	7.4	15.0	16.6	10.6
Other income/(expense), net	(0.6)	(2.6)	(4.2)	(1.8)	(3.6)

Income before share of equity in earnings/loss of affiliate, minority interest and income taxes	3.6	4.8	10.8	14.7	7.0

Equity in (earnings)/loss of affiliate	—	—	—	—	0.1
Minority interest	—	—	—	—	0.9
Income taxes expense (benefit)	(1.4)	(2.2)	(2.0)	(0.2)	4.2

Net income	$5.1	$7.0	$12.8	$14.9	$1.8

Liquidity and Capital Resources

        We finance our operations and our expansion with cash from operations and short-term borrowing facilities. We also incurred $180 million of long-term debt to finance in part the 2004 Reorganization.

        We expect that in the future our cash from operations, cash reserves and debt capacity will be sufficient to finance our operations as well as our growth and expansion. Our working capital needs are primarily to finance our payroll expenses in advance of the receipt of accounts receivable. Our capital requirements include the opening of new Delivery Centers, as well as acquisitions.

        Cash flows from operating, investing and financing activities, as reflected in our consolidated statements of cash flows, are summarized in the following table:

	Year ended December 31,			Quarter Ended March 31,
	2004	2005	2006	2006	2007
	(dollars in millions)
Net cash provided by (used in)
Operating activities	$126.5	$106.7	$36.6	$(11.9)	$8.8
Investing activities	(120.4)	(84.9)	(49.5)	15.0	(23.0)
Financing activities	8.3	(26.5)	2.6	(1.3)	15.3

Net increase (decrease) in cash and cash equivalents	$14.4	$(4.6)	$(10.3)	$1.8	$1.2

        Cash flow from operating activities.    Our net cash provided by operating activities was $8.8 million in the first quarter of 2007 compared to net cash used in operating activities of $11.9 million in the first quarter of 2006. This primarily reflected the fact that accounts receivable increased by only $11.1 million in the first quarter of 2007 compared to an increase of $20.2 million in the first quarter of 2006, due to faster collection experience.

        Our net cash provided by operating activities decreased by $70.2 million in 2006 compared to 2005. This primarily reflected the fact that accounts receivable increased by $64.0 million in 2006 compared to an increase of $43.6 million in 2005, partially offset by the fact that accrued expenses and other liabilities increased by only $1.2 million in 2006 compared to an increase of $51.8 million in 2005. These effects were offset in part by the fact that our net income increased by $22.7 million in 2006 compared to 2005. The increase in accounts receivable consisted of an increase of $33.0 million in accounts receivable from GE, and an increase of $33.9 million in accounts receivable from Global Clients. GE receivables have increased since our separation from GE because we were no longer included in GE's internal inter-corporate payments system. The increase in accounts receivable from Global Clients reflects the increase in Global Clients following the separation from GE. The increase in accrued expenses and other liabilities was less than the 2005 level, which was much higher than in 2004 because, following the 2004 Reorganization, we incurred certain expenses as an independent company that we did not previously have.

        Our net cash provided by operating activities decreased by $19.7 million in 2005 compared to 2004. This primarily reflected the fact that accounts receivable increased by $43.6 million in 2005 compared to a decrease of $21.4 million in 2004. The increase in accounts receivable reflected increases in GE receivables and receivables from Global Clients which resulted from unusually low GE accounts receivable in 2004 due to GE prepaying all accounts receivable in anticipation of the 2004 Reorganization. GE receivables also increased for the same reasons as in 2006. Accrued expenses and other liabilities increased significantly in 2005 compared to 2004 because, following the 2004 Reorganization, we incurred certain expenses as an independent company that we did not previously have.

        Cash flow from investing activities.    Our net cash used in investing activities was $23.0 million in the first quarter of 2007 compared to net cash generated by investing activities of $15.0 million in the first quarter of 2006. This was due to a reduction in intercorporate deposits as well as the payment of $20.1 million for the ICE acquisition.

        Our net cash used in investing activities decreased by $35.4 million in 2006 compared to 2005 due to a reduction in intercorporate deposits. We used this cash for operating activities and investments for purchases of property, plant and equipment of $79.2 million in connection with the opening of new Delivery Centers.

        Our net cash used in investing activities decreased by $35.5 million in 2005 compared to 2004 due to a reduction in intercorporate deposits with GE. We used this cash for purchases of property, plant and equipment of $38.4 million and payment of $15.6 million (including acquisition expenses of $1.1 million) for the acquisition of Creditek Corporation.

        We expect capital expenditures in 2007 to relate primarily to our expansion plans, including acquiring SEZ land and building new Delivery Centers. We have not entered into any material commitments relating to the capital expenditures and the amounts and purpose of these expenditures may change in accordance with our business requirements.

        Cash flow from financing activities.    Our net cash provided by financing activities was $15.3 million in the first quarter of 2007, compared to net cash used in financing activities of $1.3 million in the first quarter of 2006. This was primarily due to an increase in short-term borrowings. Principal use was the repayment of long-term debt of $5.0 million.

        Our net cash provided by financing activities was $2.6 million in 2006, compared to net cash used in financing activities of $26.5 million in 2005. Our principal source of cash from financing activities was the incurrence of $83.0 million of short term debt in 2006. Principal uses were the net repayment of long-term debt of $29.1 million in 2006 at the time of the refinancing and restructuring of the long term debt facility. We also repurchased stock from GE for $50.0 million.

        Our net cash used in financing activities of $26.5 million in 2005 reflected principally the repayment of $19.0 million of long-term debt as well as a net reduction in short term borrowings of $8.2 million and proceeds from the issuance of preferred stock to Genpact Global (Lux), S.à.r.l. (GA and OH's investment entity) for $2.3 million.

Financing Arrangements

        Total debt excluding capital lease obligations was $241.6 million at March 31, 2007 compared to $226.0 million at December 31, 2006, $157.9 million at December 31, 2005 and $184.0 million at December 31, 2004. Approximately $133.2 million of this indebtedness at March 31, 2007 represented long-term debt incurred to finance the 2004 Reorganization and $5.0 million of this indebtedness as of March 31, 2007 represented a financing arrangement entered into with GE to purchase software licenses. The remaining $103.4 million at March 31, 2007 was short-term borrowings.

        The weighted average rate of interest with respect to outstanding long-term loans was 4.3%, 6.2% and 6.1% for the years ended December 31, 2005 and 2006 and the quarter ended March 31, 2007, respectively. We did not incur any long-term debt until December 30, 2004.

        We incurred $180 million of long-term indebtedness in connection with the 2004 Reorganization. This indebtedness was restructured in 2006 and has been reduced to $133.2 million as of March 31, 2007. We are obligated to repay such indebtedness in annual installments, with the final maturity in 2011. The agreement contains restrictive covenants, such as requiring lender consent for, among other things, the creation of any liens on any of our property, assets or revenues, the incurring of further indebtedness, the making of or holding of any investments, dispositions of assets, the declaration of any dividends, engaging in any substantially different material line of business, transactions with affiliates and entering into certain agreements. In addition, we must comply with financial covenants pertaining to interest coverage, leverage and the positive net worth of our Indian business. This debt is also secured by a charge over substantially all of our property and assets including but not limited to our equipment, goods, accounts receivable, real estate, bank accounts and our other current assets. As of the date of this prospectus, we believe that we are in full compliance with all the covenants and undertakings as described above.

        We finance our short-term working capital requirements through cash flow from operations and credit facilities from banks and financial institutions. As of March 31, 2007, short-term credit facilities available to the company aggregated $145 million, which are under the same agreement as our long-term debt facility. As of March 31, 2007, a total of $103.4 million was utilized. We intend to prepay all of such short-term indebtedness with a portion of the net proceeds of this offering. Prior to January 1, 2005, affiliates of GE provided us with short-term borrowing facilities.

Off-Balance Sheet Arrangements

        We do not have any off-balance sheet arrangements.

Contractual Obligations

        The following table sets forth our total future contractual obligations as of December 31, 2006:

	Payments Due by Period (dollars in millions)
	Less than 1 year	1–3 years	3–5 years	More than 5 years	Total
Long-term debt	$20.5	$51.3	$71.3	$—	$143.0
Capital leases	2.2	2.9	0.6	—	5.6
Operating leases	14.4	13.8	5.3	—	33.5
Purchase obligations	5.2	—	—	—	5.2
Capital commitments net of advances	0.2	—	—	—	0.2
Other long-term liabilities reflected on balance sheet	0.3	8.0	1.0	1.8	11.1

Total contractual cash obligations	$42.9	$76.0	$78.1	$1.8	$198.8

Quantitative and Qualitative Disclosures about Market Risk

  Foreign Currency Risk

        Our exposure to market risk arises principally from exchange rate risk. A substantial portion of our revenues (approximately 85% in fiscal 2006) are received in U.S. dollars. We also receive revenues in euros, U.K. pound sterling and Japanese yen. Our expenses are primarily in Indian rupees and we also incur expenses in U.S. dollars, Chinese renminbi and the currencies of the other countries in which we have operations. Our exchange rate risk arises from our foreign currency revenues, receivables and payables. Based on the results of our European operations for fiscal 2006, and excluding any hedging arrangements that we had in place during that period, a 5.0% appreciation/depreciation in the euro against the U.S. dollar would have increased/decreased our revenues in fiscal 2006 by approximately $1.5 million. Similarly, a 5.0% depreciation in the Indian rupee against the U.S. dollar would have decreased our expenses incurred and paid in rupees in fiscal 2006 by approximately $13 million. Conversely, a 5.0% appreciation in the Indian rupee against the U.S. dollar would have increased our expenses incurred and paid in rupees in fiscal 2006 by approximately $14 million.

        We have sought to reduce the effect of any Indian rupee-U.S. dollar, Chinese renmimbi-Japanese yen and certain other local currency exchange rate fluctuations on our results of operations by purchasing forward foreign exchange contracts and foreign exchange options to cover a portion of our expected cash flows. These instruments typically have maturities of one to three years. We use these instruments as economic hedges and not for speculative purposes and most of them qualify for hedge accounting under SFAS 133. Our ability to enter into derivatives that meet our planning objectives is subject to the depth and liquidity of the market for such derivatives. In addition, the laws of China limit the maturity of such arrangements to three years, and the laws of India limit the booking of forward contracts for hedging against exchange rate fluctuations up to an amount equal to the amount required, based on past performance. We may not be able to purchase contracts adequate to insulate ourselves from Indian rupee-U.S. dollar and Chinese renminbi-Japanese yen foreign exchange currency risks. In addition, any such contracts may not perform adequately as a hedging mechanism. See "—Foreign Exchange (gains) losses, net."

  Interest Rate Risk

        Our exposure to interest rate risk arises principally from interest on our indebtedness. As of December 31, 2006 we had approximately $138.0 million of long-term and approximately $83.0 million of short-term indebtedness from financial institutions and $5.0 million of long-term indebtedness from GE. Interest on our indebtedness is variable based on LIBOR and we are subject to market risk from changes in interest rates. We have, as of December 31, 2006, entered into floating to fixed interest rate swaps to hedge the interest rate risk on a portion of our long-term indebtedness. Based on our long-term indebtedness of $138.0 million as of December 31, 2006 and taking into account the impact of our interest rate swaps referred to above, a 1% change in interest rates would impact our net interest expense by $0.4 million. We intend to prepay all of our long-term indebtedness with a portion of the net proceeds of this offering.

  Credit Risk

        Prior to May 31, 2007, Genpact Mortgage Services, or Genpact Mortgage, funded mortgage loans with the intention of holding them on a short-term basis (typically less than 45 days) and then selling them in the secondary market. As of May 31, 2007, when it ceased funding new mortgage loans, Genpact Mortgage held mortgage loans in the aggregate principal amount of $12.8 million. Genpact Mortgage's ability to sell loans is dependent on the liquidity of the secondary mortgage market, which has recently deteriorated. As a result, Genpact Mortgage may not be able to sell loans it continues to hold and is exposed to the risk of default by borrowers.

        In connection with the sale of loans, Genpact Mortgage's practice has been to agree to repurchase a sold loan if there occurs a payment default during an agreed period of up to seven months following the sale. As of May 31, 2007, loans in the principal amount of $109.6 million were subject to such repurchase obligation, $1.1 million of which had a payment default and with respect to $0.2 million of which the holders had given Genpact Mortgage a repurchase notice.

        The Company assesses the potential that it will be required to repurchase loans and determines appropriate provisions, if any, for such potential obligation by considering the type and mix of loans sold (e.g., whether sub-prime or prime), the general history and its relationship with the purchasers of the loans, loan delinquency rates, loan to value ratios, collateral quality and its historical experience.

Recent Accounting Pronouncements

  Recently Adopted Accounting Pronouncements

        In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108), which provides interpretative guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of materiality assessments. SAB 108 is effective for us as of December 31, 2006, allowing a one time transitional cumulative effect adjustment to beginning retained earnings as of January 1, 2006, for errors that were not previously deemed material, but are material under the guidance in SAB 108. We have adopted SAB 108 in the current year and the same has not resulted in any adjustment to our prior period financial statements.

  Recently Issued Accounting Pronouncements

        In July 2006, the Financial Accounting Standards Board, or FASB, issued Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109" (FIN 48). FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified in the balance sheet; and provides transition and interim-period guidance, among other provisions. FIN 48 is effective for fiscal years beginning after December 15, 2006 and, as a result, is effective for us for the year ending December 31, 2007. See note 2(k) to our consolidated financial statements.

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS No. 157). SFAS No. 157 defines "fair value" as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 provides guidance on the determination of fair value and lays down the fair value hierarchy to classify the source of information used in fair value measurement. We are currently evaluating the impact of SFAS No. 157 on our financial statements and will adopt the provisions of SFAS No. 157 for the fiscal year beginning January 1, 2008.

        In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities including an Amendment of FASB Statement No. 115" (SFAS No. 159). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other eligible items at fair value. SFAS No. 159 is expected to expand the use of fair value measurement in the preparation of the financial statements. However, SFAS No. 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. We are currently evaluating the impact of SFAS No. 159 on our financial statements and will adopt the provisions SFAS No. 159 for the fiscal year beginning January 1, 2008.

BUSINESS

Overview

        We manage business processes for companies around the world. We combine our process expertise, information technology expertise and analytical capabilities, together with operational insight derived from our experience in diverse industries, to provide a wide range of services using our global delivery platform. Our goal is to help our clients improve the ways in which they do business by continuously improving their business processes including through the application of Six Sigma and Lean principles and leveraging technology. We strive to be a seamless extension of our clients' operations.

        We have a unique heritage. We built our business by meeting the demands of the leaders of the General Electric Company, or GE, to increase the productivity of their businesses. We began in 1997 as the India-based captive business process services operation for General Electric Capital Corporation, or GE Capital, GE's financial services business. As the value of offshoring was demonstrated to the management of GE, it became a widespread practice at GE and our business grew in size and scope. We took on a wide range of complex and critical processes and we became a significant provider to many of GE's businesses, including Consumer Finance (now GE Money), Commercial Finance, Insurance, Healthcare, Industrial, NBC Universal and GE's Corporate Offices.

        Our leadership team, our methods and our culture have been deeply influenced by our eight years as a captive operation of GE. Many elements of GE's success—the rigorous use of metrics and analytics, the relentless focus on improvement, a strong emphasis on the client and innovative human resources practices—are the foundations of our business.

        We became an independent company at the beginning of 2005 and since that time we have grown rapidly, continued to expand our range of services and diversified our client base. Since January 1, 2005, we have entered into contracts with more than 35 new clients in a variety of industries, including banking and finance, insurance, manufacturing, transportation and healthcare. We have the benefit of a multi-year contract with GE that provides us with committed revenues through 2013. In addition we have opportunities for expansion with many new clients.

        As of March 31, 2007, we have more than 26,500 employees with operations in nine countries. In 2006, we had net revenues of $613.0 million, of which 25.8% were from Global Clients. See "Management's Discussion and Analysis of Results of Operations and Financial Condition—Classification of Certain Net Revenues" for an explanation of the classification of revenues related to businesses once owned by GE and subsequently sold.

Our Opportunity

        Globalization of the world's economy remains the most powerful economic trend of our lifetime. It is driven by expanding technology capabilities, the relaxation of local laws and regulations that previously impeded cross-border trade, more efficient global telecommunications and the recognition by business leaders that a highly skilled global workforce can be a competitive business advantage. These dynamics are creating an entirely new set of competitive challenges for companies around the world.

        A century ago, the world experienced a wave of globalization which was propelled by the Industrial Revolution and other technological developments. It was characterized by the physical integration of the global economy, as cross-border delivery of manufactured goods flowed through an infrastructure of ships, railroads and, eventually, roads. Today's wave of globalization has even greater power to transform the global economy and the way in which business is conducted in virtually every industry. The power of this wave of globalization arises from two critical distinguishing characteristics: its speed and its breadth.

        Speed, the most unique characteristic of this globalization, is a product of the revolutionary IT-enabled connectivity that has brought the world together as never before. Today's globalization is driven by inexpensive electronic communication delivery systems which have helped create a globalization of far greater breadth than the world has previously experienced. As was the case in the late 19th century, today's globalization is transforming industries that produce tradable goods. For example, IT capabilities have revolutionized global price discovery and the logistics of supply chain management that sit at the center of global manufacturing platforms. However, this wave of globalization is far broader in that it also affects services and intangibles that were once thought of as non-tradable. Such services can now be delivered on a real-time basis through IT-enabled pipelines to desktops and mobile devices anywhere in the world.

        The current globalization trend has contributed to increased competition for companies around the world, particularly in the established economies of North America and Europe. These dynamics have forced companies to focus on ways to improve productivity and manage costs more aggressively in order to maintain or enhance their competitive positions and increase shareholder value. As part of their response to these pressures, in recent years, business leaders began offshoring business processes to captive businesses and outsourcing business processes to third parties, including by sending such processes offshore to workers in countries where wage levels were lower than in North America and Europe.

        Outsourcing initially focused on realizing immediate cost savings and involved labor-intensive processes such as call center services and data entry. The frequency with which these processes were outsourced increased as companies recognized that offshore service providers could run these processes more efficiently by recruiting and training skilled labor in larger numbers and at lower cost than was available in a company's home market.

        The use of information technology has also been an important catalyst for the growth of outsourcing. Before outsourcing business processes, companies more frequently outsourced IT operations. As companies realized benefits from outsourcing IT services, they became more willing to outsource other types of processes. At the same time, growth in the use of IT contributed to greater efficiencies in business processes and other productivity enhancements. As a result, knowledge of IT platforms and technology became increasingly important to effective business process management.

        Initially, India became the primary destination for offshore business process outsourcing, due to wage levels that are much lower than in the United States. In addition, India offers a large, growing and highly educated English-speaking workforce, a time zone that offers a 24-hour work cycle from a North American and European perspective and a business and regulatory environment that is increasingly conducive to interacting with North American and European companies. However, as demand and the range of services have grown, other destinations have become increasingly important.

        There are varying estimates of the size of these trends. According to International Data Corporation, or IDC, aggregate worldwide spending on IT and business process outsourcing, or BPO, services is estimated to be $934 billion for 2006. The offshore IT and BPO services segment is the fastest growing segment of this market. The NASSCOM-McKinsey report estimates the total addressable market for offshore IT and BPO services to be approximately $300 billion, of which only about 10% has been penetrated. The NASSCOM-McKinsey report projects that spending on offshore IT and BPO services will grow from $30 billion in 2005 to $110 billion in 2010, representing a CAGR of 30%.

        This growth is a function of the increasing acceptance of outsourcing and the constantly expanding notions of what can be outsourced and the benefits that can be achieved. The services that are being outsourced today are much broader, and involve much higher valued functionality than originally outsourced, and include engineering, design, software programming, accounting, healthcare services, legal services, financial analysis, consulting activities and other services, and cut across all industries.

        Ongoing competitive pressures and the need for further productivity improvements have led companies to consider outsourcing more critical and complex business processes and to focus on continuously improving those processes, rather than simply trying to operate them at a lower cost. As a result, many companies have been forced to redefine their core competencies. For example, companies across many industries have outsourced their accounting and finance functions, which were once considered core corporate activities, to third party providers. Today, companies look to achieve a wider range of objectives, from outsourcing as portrayed in the diagram below:

        Each step along this continuum provides additional value to enterprises that outsource business processes. Delivering significant cost savings by transitioning business processes offshore allows companies to benefit from a labor cost arbitrage. Converting fixed costs into variable ones through outsourcing can provide additional capacity and ongoing business flexibility. Continuously improving business processes offers ongoing productivity benefits and margin expansion opportunities. Ultimately, companies seek business impact such as increased revenue, expanded margins, improved working capital management, increased customer satisfaction and enhancement in their competitive positions.

        In the past, companies have often hired separate vendors for technology and process services. However, this specialization often limited the ability of large companies to benefit because providers lacked scale or depth of expertise. Today, the willingness to outsource a broader array of business processes, from the relatively simple to the more complex, and the fact that many business processes can be enhanced through the application of IT, has created an opportunity for service providers that have broad and deep capabilities, as well as expertise in both process operation and IT platforms.

        Today, companies that are ready to embrace the outsourcing of complex business processes are seeking service providers that have a broad range of capabilities as well as an interest in a strategic relationship that will grow over time. Companies are also focused on service providers with a proven track record of both cost savings and continuous process improvement. Many senior, or C-level, executives today consider the following factors when looking to collaborate with a service provider:

  •
  Process excellence.    A service provider should have accumulated significant experience and insight through having transitioned, managed and improved processes across a number of different service lines and industries.

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  Global delivery.    Many companies want a service provider with an extensive global delivery network, so that the provider can leverage a multi-lingual talent base to meet the client's needs across multiple geographies and time zones.

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  Analytical approach.    A service provider should have the ability to apply advanced analytical methods to address its clients' needs and to increase their productivity.

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  IT expertise.    A service provider should have knowledge of, and experience with, IT platforms and applications and be able to apply that IT expertise to improve business processes and transitioning.

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  Domain expertise.    A service provider should have institutional knowledge of relevant industries and functional processes.

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  Stable workforce.    The outsourcing industry has high employee attrition, leading companies often to consider whether the provider can effectively recruit, train and retain employees, as this is critical to delivering consistent high quality services.

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  Scale.    Large companies want a service provider that possesses a large employee base with strong middle and senior management as well as a technology and telecommunications infrastructure that can support large scale outsourcing engagements across multiple functions, business units and geographies.

Our Solution

        We manage a wide range of business processes that address the transactional, managerial, reporting and planning needs of our clients. We seek to build long-term client relationships with companies that wish to improve the ways in which they do business and where we can offer a full range of services. With our broad and deep capabilities and our global delivery platform, our goal is to deliver comprehensive solutions and continuous process improvement to clients around the world and across multiple industries.

Our Broad Expertise

        Our services include finance and accounting, collections and customer services, insurance, supply chain and procurement, analytics, enterprise application and IT infrastructure. Significant business impact can often best be achieved by redesigning and operating a combination of processes, as well as providing multiple services that combine elements of several of our service offerings. In offering our services, we draw on three core capabilities—process expertise, analytical ability and technology expertise—as well as the operational insight we have acquired from our experience managing thousands of processes in diverse industries.

  •
  Process Expertise.    We have extensive experience in operating a wide range of processes. We have developed a repository of knowledge of best practices in many industries, including banking and financial services, insurance, manufacturing, transportation and healthcare. We have extensive experience in transitioning myriad processes from our clients. We apply the principles of Six Sigma and Lean to eliminate defects and variation and reduce inefficiency. We also develop and track operational metrics to measure process performance as a means of monitoring service levels and enhancing productivity.

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  Analytical Capabilities.    Our analytical capabilities are central to our improving business processes. They enable us to work with our clients and identify weaknesses in business processes and redesign and re-engineer them to create additional business value. We also rigorously apply analytical methodologies, which we use to measure and enhance performance of our client services. We also apply these methodologies to measure and improve our own internal functions, including recruitment and retention of personnel.

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  Technology Expertise.    Our information technology expertise includes extensive knowledge of third-party hardware, network and computing infrastructure, and enterprise resource planning and other software applications. We also use technology to better manage the transition of processes, to operate processes more efficiently and to replace or redesign processes so as to enhance productivity. Our ability to combine our business process and IT expertise along with our Six Sigma and Lean skills allow us, for example, to perform enterprise resource planning, or ERP, implementations on budget and on time, as well as to ensure our clients achieve the full potential of business intelligence platforms and webstack software platforms.

        We believe that one of the factors that differentiates us from our competitors is the operational insight we have developed from experience managing with thousands of processes.

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  Operational Insight.    Our operational insight enables us to make the best use of our core capabilities. Operational insight starts with the ability to understand the business context of a process. We place great value on understanding not only the industry in which a client operates, but also the business culture and institutional parameters within which a process is operated. Operational insight is also the judgment to determine the best way to improve a process in light of the knowledge of best practices across different industries as well as an appreciation of what solutions can be fully implemented in the context of the particular business environment.

Our Strategic Client Model

        We seek to create long-term relationships with our clients where they view us as an integral part of their organization and not just as a service provider. These relationships often begin with the outsourcing of discrete processes and, over time, expand to encompass multiple business processes across a broader set of functions. No matter how large or small the engagement, we strive to be a seamless extension of our client's operations. To achieve this goal, we developed the Genpact Virtual CaptiveSM model for service delivery, and we may implement all or some of its features in any given client relationship, depending on the client's needs. Under this approach, we provide a client with dedicated employees and management as well as dedicated infrastructure at our Delivery Centers. We train our people in the client's culture so that they are familiar not only with the process but with the business environment in which it is being executed.

        In addition, members of our leadership team meet regularly to assess and review our relationship with that client as well as current and potential services that we may provide. This close collaboration between us and our clients not only gives our clients greater control and transparency of their important business processes, it also enables us to identify opportunities in that client's business where we can seek to take over such processes and then refine, enhance and improve them. This helps us to provide more services to those clients, to integrate us further into their business and to establish us as a reliable and important strategic service provider.

Our Global Delivery Platform

        We have a global network of more than 25 Delivery Centers in nine countries. Our Delivery Centers are located in India, China, Hungary, Mexico, the Philippines, the Netherlands, Romania, Spain and the United States. Our presence in locations other than India provides us with multi-lingual capabilities, access to a larger talent pool and "near-shoring" capabilities to take advantage of time zones. With this network, we can manage complex processes in multiple geographic regions. We use different locations for different types of services depending on the needs of the relevant client and the mix of skills and cost of employees available in each location. We have been a pioneer in our industry in opening centers in several cities in India as well as in some of the other countries in which we operate. We expect to continue to expand our global footprint in order to better serve our clients.

Our People and Culture

        We have an experienced and cohesive leadership team. Many members of our leadership team developed their management skills working within GE and many of them were involved in the founding of our business. They have built our business based on the experience gained in helping GE meet a wide range of challenges. As a result, we are an institutional embodiment of much of the wisdom and experience GE developed in improving and managing its own business processes.

        We have created, and constantly reinforce, a culture that emphasizes teamwork, constant improvement of our processes and, most importantly, dedication to the client. A key determinant of our success, especially as we continue to increase the scale of our business, is our ability to attract, hire, train and retain employees in highly competitive labor markets. We manage this challenge through innovative human resources practices. These include broadening the employee pool by opening Delivery Centers in diverse locations, using innovative recruiting techniques to attract the best employees, emphasizing ongoing training, instilling a vibrant and distinctive culture and providing well-defined long term career paths. We also have programs modeled on GE management training programs to develop the next generation of leaders and managers of our business.

        As of March 31, 2007 we have more than 26,500 employees including over 5,500 Six Sigma trained green-belts, 300 Six Sigma trained black-belts and 60 Six Sigma trained master black-belts, as well as more than 4,500 Lean trained employees. This large number of employees with Six Sigma and Lean training helps infuse our organization with a disciplined, analytical approach to everything we do. In addition, more than 5,000 of our employees hold post-graduate degrees and more than 16,000 are university graduates. We monitor and manage our attrition rate very closely, and believe our attrition rate is one of the lowest in the industry. We attribute this to our reputation, our ability to attract high quality applicants, our emphasis on maintaining our culture and the breadth of exposure, experience and opportunity for advancement that we provide to our employees.

Our Strategy for Growth

        The specific elements of our strategy to grow our business include the following:

  Expand Relationships with Existing Clients

        We intend to deepen and expand relationships with our existing clients, including GE. Since our separation from GE, we have succeeded in forming more than 35 new Global Client relationships with major companies. Many of those relationships are at an early stage and we believe they offer significant opportunities for growth. As we demonstrate the value that we can provide, often with a discrete process, we are frequently able to expand the scope of our work in a variety of ways. This may include managing processes that are "upstream" and "downstream" from the initial process. In addition, clients may become more willing over time to turn over more complex and critical processes to us as we demonstrate our capabilities. We also find opportunities to cross sell different types of services to existing clients. As we have seen with GE, we are continually finding opportunities to provide new services to our clients as we become more knowledgeable about their businesses and they seek constantly to improve their processes.

  Develop New Client Relationships

        In addition to expanding our current client relationships, we plan to continue to develop new long-term client relationships, especially with those clients where we have an opportunity to deliver a broad range of our capabilities and can have a meaningful impact on their businesses. We are selective in the opportunities that we pursue. We focus on clients who understand the importance of continuous process improvement and who wish to outsource complex and critical processes. We seek to build relationships with senior management in order to ensure executive support for our services and create more opportunities for growth.

  Continue To Promote Process Excellence

        The ability to deliver continuous process improvement is an important part of the value that we offer to our clients. We have built a significant repository of process expertise across a wide range of processes such as finance and accounting, supply chain, analytics and client service, and our process expertise is complemented by our ability to implement services and work across multiple technology platforms in diverse industries. Our goal is to continue to remain at the forefront of our industry by emphasizing our expertise in a wide range of processes, our excellence in applying the principles of Six Sigma and Lean, our analytical strength and our technology capabilities. As we expand our client base and the depth of relationships with clients, we will develop greater levels of operational insight making us more valuable to all of our clients.

  Continue To Deepen Our Expertise and Global Capabilities

        We will continue to expand our capabilities globally as well as across industries and service offerings. While we expect this will occur primarily through organic growth, we also plan to evaluate strategic partnerships, alliances and acquisitions to expand into new services offerings as well as into new industries. For example, we acquired a SAP services provider in 2007, a mortgage fulfillment services business in 2006 and an accounts receivable management business in 2005.

        We believe we were also one of the first companies in our industry to establish a presence in several cities in India, such as Gurgaon, Jaipur and Kolkata, as well as in Dalian, China; Budapest, Hungary; and Bucharest, Romania, and to create a global service delivery capability. We intend to continue to expand our global delivery capabilities to ensure that we can meet the rapidly evolving needs of our clients, including processes requiring multi-jurisdictional and multi-lingual capabilities.

  Maintain Our Culture and Enhance Our Human Capital

        Our people are critical to the success of our business and our ability to grow will depend on our ability to continue to attract, train and retain large numbers of talented individuals. We will continue to develop and emphasize innovative recruiting techniques, such as expanding to new locations where talent may be untapped, recruiting new hires with our training academy and storefront offices, and giving existing employees incentives for referrals of new hires. We will continue to emphasize training throughout the tenure of an employee's career. We also believe that maintaining our vibrant and distinctive culture, in which we emphasize teamwork, continuous process improvement and dedication to the client, is critical to growing our business.

Our Services

        We provide a wide range of services to our clients. We group our services into the following categories:

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  finance and accounting;

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  collections and customer service;

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  insurance;

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  supply chain and procurement;

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  analytics;

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  enterprise application; and

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  IT infrastructure.

        The services we provide any particular client often draw on processes and platforms in several of these categories. We understand that senior management of our clients is focused on achieving business objectives, rather than on transferring particular processes or employing particular platforms. Therefore, we focus on understanding the business needs of our clients and the business context of existing processes in order to design appropriate and comprehensive solutions for our clients, which may involve processes and platforms that fall into several categories.

  Finance and Accounting

        We are one of the world's premier providers of finance and accounting, or F&A, services. This is currently one of our largest service offerings. Our finance and accounting services include end to end transaction services such as accounts payable processing and receivables management; core accounting services, including preparation of U.S. GAAP and SEC-compliant financial statements; core operations services including cash management, preparation of tax returns as well as decision support services which include cash flow analysis. Our services combine our process expertise with strong technology capabilities, including decision support tools such as Hyperion, SAS and Cognos, and platform support for ERP systems such as Oracle and SAP and new technology bundling such as OCR and invoice exchange.

        The chart below highlights some of our F&A service offerings:

  Collections and Customer Services

        Our collections and customer services are provided primarily in the areas of consumer finance, commercial finance and mortgage services. Our collections services include a full range of accounts receivable management services, such as early to late stage collections, skip-tracing, refunds, account reconciliation and other specialized services. In our collections services, we act as an agent; we do not acquire debts for our own account. Our customer services include account servicing and customer care services such as handling customer queries, general servicing and dispute resolution. We provide voice and non-voice services. We also provide origination and order management services.

        The chart below highlights some of our collections and customer service offerings.

  Insurance Services

        We provide what we refer to as a "virtual insurance company" for our clients in the insurance industry. We cover many phases of insurance business processes including product development, sales and marketing, policy administration and claims management. We use our analytics capabilities to help our clients devise new models for underwriting, risk management and actuarial analysis. We also handle corporate functions for insurance companies, including reporting and monitoring services for regulatory compliance, portfolio and performance review services and financial planning and tax services. We offer services across the following three key insurance market segments:

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  life and annuities;

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  property and casualty; and

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  health.

        The chart below highlights some of our insurance service offerings.

  Supply Chain and Procurement

        Our supply chain and procurement services include sourcing services, sales, inventory and operations planning services, logistics services and after market services. This often includes designing sourcing and procurement processes to control "maverick" buying, overhauling inventory planning systems to optimize inventory levels, designing and implementing logistics services that integrate disparate technology systems and provide dynamic digital "dashboard" reporting, or designing after-market service systems that ensure fulfillment of contractual obligations and enhance database integrity. We commonly utilize our technology expertise in delivering our services in this area particularly in automating order management processes and monitoring and optimizing supply chain logistics. We have competency in many of the custom platforms used by our clients (e.g., i2, Manugistics and Xelus) and are not tied to any one platform. This enables us to utilize and design the best processes for our clients based on available systems.

        The chart below highlights some of our supply chain and procurement service offerings.

  Analytics

        In addition to incorporating analytics into our other service offerings, we view analytics as a service offering. Our clients frequently have or can easily obtain data that can be used to assess business opportunities, mitigate risks, improve performance or otherwise improve their businesses. However, they sometimes do not recognize the potential in analyzing such data or do not have the capability to apply the rigorous analytical models that might reveal opportunities. We help our clients seize such opportunities.

        The chart below describes some of the most common applications of our analytics capabilities.

  Enterprise Application Services

        With our enterprise application services, we plan, design, build, test, implement, run and support software solutions for our clients. We leverage our domain knowledge in industries such as insurance, manufacturing, automotive and healthcare and use Six Sigma and Lean principles to reduce the cycle time of software implementations. This can include ERP, supply chain management, financial management and customer relationship management solutions as well as testing, database administration and architecture services. We also have significant expertise in Hyperion, SAS and Cognos, and platform support for ERP systems such as Oracle and SAP.

(1)
Examples of these business intelligence platforms include Hyperion and Cognos.

(2)
Examples of these webstack software programs include Java and .net.

  IT Infrastructure Services

        Our IT infrastructure services consist of the remote management of IT functions of our clients. This may include management of a client's networks services including LAN, WAN, wireless and VPN, end-user support, network security, malware protection, identity management and encryption services. We use Six Sigma and Lean principles to address technology problems and to enable our clients to reduce technology costs.

        The chart below highlights some of the IT infrastructure services we provide.

Six Sigma and Lean Methodologies

        Our GE heritage taught us the importance of the principles of Six Sigma and Lean in refining business processes. Six Sigma is a method for improving quality by removing variation, defects and their causes in business process activities. Applying Six Sigma principles involves the application of a number of sub-methodologies, including DMAIC (define, measure, analyze, improve and control), which is a system for incremental improvement in existing processes, and DMADV (define, measure, analyze, design and verify), which is a system used to develop new processes at Six Sigma quality levels.

        We have Six Sigma programs that train, test and grade employees in Six Sigma principles and award them Six Sigma qualifications. The rankings of Six Sigma qualifications from lowest to highest are green-belt, black-belt and master black-belt. As of March 31, 2007, we have more than 5,500 employees trained as Six Sigma green-belts, 300 employees trained as Six Sigma black-belts and 60 employees trained as Six Sigma master black-belts. Unlike many of our competitors who have a relatively small number of Six Sigma trained employees, we have a large number of Six Sigma green-belts and black-belts and therefore we can provide certain of our clients with dedicated Six Sigma trained personnel who can help the clients achieve continuous process improvement on a full time basis.

        We constantly measure the performance of each process we manage for our clients and we work with our clients to develop customized reporting systems so that they have real time access to key metrics. We also apply these principles to our own internal processes in order to deliver efficient operations for our clients. Our expertise in applying Six Sigma and Lean methodologies is one of the key factors that distinguishes us from our competitors.

        Lean is a methodology for measuring and reducing waste or inefficiency in a process. Among other things, it is designed to measure and eliminate overproduction, over-processing and waiting, and to improve the flow of a process. Lean tools and methods are easy to learn and simple to implement and lend themselves to being implemented by associates on the production floor thus making it valuable across the company. We have more than 4,500 Lean trained employees.

Industries

        We provide our services across a wide range of industries including banking and financial services, insurance, manufacturing, transportation and health care. We set forth below a table showing our net revenues in 2006 attributable to the various industry groups that we serve.

Industry	Year Ended December 31, 2006 (Net revenues in millions)
Banking, financial services and insurance	$272.8
Manufacturing	268.1
Other	72.1

Total	$613.0

Our Clients

        Our clients include some of the best known companies in the world, many of which are leaders in their respective industries. GE has been our largest client and we benefit from a long-term contract whereby GE has committed to purchase stipulated minimum dollar amounts of services through 2013. Since our separation from GE, we have actively marketed our services to other companies and have succeeded in building a diversified client base. Many of these relationships are at an early stage and we believe they offer opportunities for growth.

        GE accounted for approximately 74% of our revenues in fiscal 2006. We currently provide services to all of GE's business units including Commercial Finance, GE Money, Healthcare, Industrial, Infrastructure and NBC Universal as well as to GE's corporate head office. The services we currently provide to GE are broad in their nature and are drawn from all of our service offerings. Although we have a single MSA with GE, we have approximately 2,400 SOWs with GE. Currently, as a general matter, each GE business unit makes its own decisions as to whether to enter into a SOW with us and as to the terms of any such SOW. Therefore, although some decisions may be made centrally at GE, our revenues from GE are generally attributable to a number of different businesses each with its own senior manager responsible for decision making regarding outsourcing.

        We have secured over 35 new Global Clients in a variety of industries since January 1, 2005. Our net revenues from Global Clients have rapidly increased in the last two years, from $20.3 million in 2004, to $42.2 million in 2005 and $158.3 million in 2006. Our net revenues from Global Clients as a percentage of total net revenues increased from 4.7% in 2004, to 8.6% in 2005 and 25.8% in 2006. The 2005 and 2006 net revenues from Global Clients include $2.6 million and $39.3 million, respectively, for businesses that were part of GE in 2004 and were included in net revenues from GE in 2004. See "Management's Discussion and Analysis of Results of Operations and Financial Condition—Classification of Certain Net Revenues." The majority of our Global Clients are based in the United States, and we also have Global Clients in Europe, Asia and Australia.

        Our subsidiary, MoneyLine (now called Genpact Mortgage Services), which we acquired in 2006, provides services mortgage processing services to banking and finance industry clients and our subsidiary Creditek, which we acquired in 2005, provides collections and billing services to a number of different clients. MoneyLine and Creditek accounted for less than 5% of revenues, respectively in fiscal 2006. We include these revenues as part of revenue from Global Clients.

        Our contracts with our clients generally take the form of an MSA, which is a framework agreement that is then supplemented by SOWs. Our MSAs specify the general terms applicable to the services we will provide. For a discussion of the components of our MSAs and SOWs see "Management's Discussion and Analysis of Results of Operations and Financial Condition—Overview—Revenues."

        Our clients include Aon, BUPA, BT Financial Group, Cadbury Schweppes, GE, Genworth Financial, Ingenix, Honeywell, Linde Material Handling NA and Still, Nissan, Penske Truck Leasing and Wachovia.

Case Studies

  Wachovia

        Wachovia has been a Global Client in our Genpact Virtual CaptiveSM model since 2005. We began by managing a number of discrete and diverse processes across several of Wachovia's lines of business. We have since further expanded the breadth and depth of services we provide to Wachovia. Our relationship with Wachovia today covers a wide range of services including finance and accounting services, financial modeling and comparables analysis for Corporate and Investment Banking, mutual fund services for their Capital Management Group and analytical services for their General Banking Group.

        In 2006, we worked with Wachovia to improve its process for opening new bank branches. Wachovia opens new branches every year as part of its continued growth, but the time required to open a branch varied greatly depending on the location. We worked with Wachovia to map and analyze the existing process. Our Six Sigma black-belt and Lean trained employees worked to reduce the overall cycle time, eliminate non-essential steps and reduce the number of "hand-offs" from one Wachovia employee to another in the process by more than 50%. As a result, the new branch delivery model requires 20% less time. The team also created a new standardized, documented process with clear steps and guidelines that Wachovia will leverage for branch openings across all regions.

        The following chart illustrates the variety of services we initially provided, as well as the new services we have added over time.

  Genworth Financial, Inc.

        Genworth Financial has been a client since our beginning in 1997, when both of us were part of GE. We began with approximately 25 Genpact people doing policy administration, claims set-up and customer servicing. When GE spun off part of its insurance business to form Genworth Financial in May 2004, we continued to provide services and our relationship has continued to grow since that date even though GE no longer controls Genworth Financial. We executed new MSAs with Genworth Financial in 2005 which extended the term and expanded the scope of the relationship. Today, our Genworth Financial team provides a wide range of services, including actuarial support services and risk modeling services to Genworth's operations across twelve countries. Genworth Financial operates in our Virtual Captive™ model and serves as an extension of Genworth Financial's operations.

        The following chart illustrates the variety of services we initially provided as well as the new services we have added over time.

  Nissan

        Our relationship with Nissan began in 2005 and is an example of the benefit of our global delivery platform. We provide services to Nissan from our Delivery Centers in India, the Americas, Europe and Asia Pacific. We began by providing customer relationship management and collections, finance and accounting, and human resources services to Nissan. Our work for Nissan has expanded to include additional services such as procurement, analytics, business process re-engineering projects and onsite support on specific projects. We believe that our experience combined with our ability to provide global services was important in our selection by Nissan.

        The following chart illustrates the services we provide to Nissan.

  Penske Truck Leasing

        Penske Truck Leasing, or Penske, in which GE is a 70% limited partner, has been a client since 1999. Penske's management team sought a service provider that could deliver improvement to a broad range of business processes, including finance and accounting (account reconciliations and general ledger accounting), risk, (collections and credit), and operations (billing, cash applications and vehicle regulatory services).

        Penske leases, rents, and provides maintenance services to over 200,000 trucks in North America, and provides logistics services to customers in North America, Brazil, Europe and China. Genpact worked with Penske to redesign and operate certain of its processes in order to ensure that all necessary vehicle registrations and other required vehicle documents are completed when the new trucks are delivered. To accomplish this, Genpact employees in India monitor the delivery status of new trucks, estimate the time needed for document completion and prepare and file title and permit applications for just-in-time receipt. Genpact employees also provide ongoing processing services for fuel purchases and distances traveled, which information is then used to comply with the various state requirements regarding fuel and mileage taxes.

        Our relationship with Penske currently involves more than 40 different processes delivered from our Delivery Centers in Mexico and India. While most of the services provided by Genpact fall into the areas noted above, Genpact also provides analytical services for Penske's operations and logistics needs. To support operations, Genpact has created a team consisting of more than 40 persons who respond to requests for financial and operation information, from any of Penske's 1,000 operational sites. With regard to logistics, Genpact has created a separate team, also consisting of more than 40 persons, to support Penske's logistics engineering teams in the US and Europe. This team provides initial data cleansing and validation as well as using the data in certain statistical optimization models. Penske is considering the expansion of these analytical services to its Brazil and China operations.

        Penske has stated that our efforts have enabled them to save more than $20 million in direct costs annually, both from process improvements and lower labor costs. For example, delinquent receivables were reduced from 14% to 6% between 2001 and 2006. This was done by analyzing both internal processes linked to receivables and customer pay patterns and initiating a series of improvements over this five year period. Penske has estimated that this reduction in delinquency has helped to reduce working capital debt by $40 million to $50 million.

  GE Plastics

        We began working with GE Plastics in 2001. Initially we provided IT end-user computing support, accounts payable services and collections. The relationship has expanded to include other areas of finance and accounting, supply chain and inventory management, contract management, customer service and analytics.

        We worked with GE Plastics to improve their controllership, timeliness and accuracy of their finance and accounting processes. We implemented Oracle Financial for GE Plastics in 11 countries, covering more than 25 processes and introduced standardized platforms. In addition, our Six Sigma and Lean trained employees analyzed the processes to identify improvements and re-engineering opportunities, such as improving system user training and looking at root causes of defects in the process. GE Plastics' average cycle time needed to close their books was reduced by 65% (from 7 days to 2 days) and they reduced the number of manual journal entries by 50%, account reconciliations by 50% and interface errors by 80%.

Our People

        Our people are critical to the success of our business. Our Chief Executive Officer and other members of our senior leadership team have been involved in our business since its commencement under GE.

        As of March 31, 2007, we had more than 26,500 employees worldwide. As of that date, approximately 5,900 of our employees held post-graduate degrees and approximately 16,400 were university graduates. In addition, as of March 31, 2007, we had 5,500 Six Sigma green-belt trained employees, 300 Six Sigma black-belt trained employees and 60 Six Sigma master black-belt trained employees. We also had more than 4,500 Lean trained employees as of that date.

  Recruiting

        We face increasing competition for skilled employees, particularly in India. We have developed a number of innovative methods in order to recruit sufficiently skilled employees while still controlling our entry-level salaries. In particular, we seek to widen the available talent pool by recruiting aggressively in places where there is less competition. We also hire people who do not have prior experience or training and use our extensive training capability to equip them with the skills they need to be effective. Some measures we use include the following:

  •
  We created the Genpact Training Academy in March 2006. We recruit individuals whose language and communication skills could be improved and train them. We offer two kinds of training programs. The first is a six week paid training program and the second is a 12 week unpaid training program. We agree to employ the participants if they complete the training successfully. The Genpact Training Academy coupled with our in-house training enables us to recruit people without prior training and provide them with the skills that they need for a successful career in our industry. As of March 31, 2007, we have hired approximately 3,000 employees from the Genpact Training Academy.

  •
  We have opened Delivery Centers in cities that are considered less developed. Although the pool of well-trained applicants in such cities is not as large in these cities as in more developed cities, there is often less competition for the available talent.

  •
  We work with universities in our Indian geographic locations in order to build an appropriate curriculum with the aim that graduates in those cities will have the skills they need to be effective employees and will be familiar with us.

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  We have 17 storefront premises that we use for recruiting. These are generally located in areas with high pedestrian traffic such as shopping malls. We hired approximately 2,000 people during 2006 in this manner.

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  We also actively encourage our existing employees to refer new candidates to us, and we provide existing employees with monetary bonuses when such referrals result in new hires. Referrals are our single highest source of new hires.

  Training

        We believe in extensive and continuous training of our employees. We have the infrastructure to train approximately 1,000 people at any one time with over 400 trainers and we have approximately 5,600 people enrolled in part-time professional degree programs provided by universities and other third parties. Our training programs are designed to transfer the industry specific knowledge and experience of our industry leaders to ensure we maintain our deep process expertise and domain expertise across all industries in which we work. Our training programs cover a vast number of topics, including specific service offerings, key technical and IT skills, our different clients' workplace cultures and Six Sigma and Lean methodologies. We also have programs modeled on GE management training programs to develop the next generation of leaders and managers of our business, all of whom are needed to support the rapid growth we are experiencing.

        A large part of our continuous training is designed to "up-skill" our employees. That is, we run training programs for employees on an ongoing basis so that they can acquire new skills and move on to higher responsibility or higher-value jobs.

  Retention

        In order to meet our growth and service commitments we are constantly striving to attract and retain employees. There is significant turnover of employees in the business process outsourcing and information technology sectors generally, particularly in India where the majority of our employees are currently based. Competition for skilled employees in India is very high due to recent economic growth and an increased number of competitors.

        Our attrition rate for all employees who have been employed by us for one day or more was 32% in 2006. A number of our competitors calculate employee attrition rates for their Indian employees who have been employed for six months or more. On this basis our Indian employee attrition rate for 2006 was approximately 21%, which we believe is relatively low for our industry based on statistics published by third parties such as NASSCOM. We attribute this low attrition rate to a number of factors including our effective recruiting measures, our extensive training and our strong culture.

        We also take aggressive action to monitor and minimize potential attrition. Using Six Sigma principles we have developed an early warning system that tracks employees and gives us an insight into which employees are most likely to resign. These employees are automatically highlighted to management who can take action such as relocating the employee or enrolling the employee in continuing education programs to reduce the possibility and impact of such a resignation.

        As another measure designed to minimize attrition, we follow the practice of "right-skilling" our employees to the tasks assigned to them. This means that we match the level of services required to the experience and qualification of the employee concerned and we avoid having over-qualified people in any particular job. This allows us to give our highly qualified and experienced people higher-value jobs and, coupled with the practice of up-skilling, ensures better career paths for all our employees.

Sales and Marketing

        We market our services to both existing and potential clients through our business development team. This team consists of approximately 79 people as of March 31, 2007 based in the United States, Europe and Asia. We focus heavily on trying to expand the services we provide to our existing strategic clients. We have dedicated global relationship managers for each of our strategic relationships. We constantly measure our client satisfaction levels to ensure that we maintain high service levels for each client, using measures such as net promoter scores.

        Our marketing efforts typically involve a lengthy selling cycle to secure a new client. Our efforts may begin in response to a perceived opportunity, a reference by an existing client, a request for proposal, an introduction by one of our directors or otherwise. In addition to our business development personnel, the sales effort involves people from the relevant service areas, people familiar with that prospective client's industry, business leaders and Six Sigma resources. We may expend substantial time and capital in securing new business. See "Management's Discussion and Analysis of Results of Operations and Financial Condition—Overview—Revenues."

        As our relationship with a client grows, the time required to win an engagement for additional services often gradually declines. In addition, as we become more knowledgeable about a client's business and processes, our ability to identify opportunities to create value for the client typically increases. In particular, productivity benefits and greater business impact can often be achieved by focusing on processes that are "upstream" or "downstream" from the processes we initially handle, or by applying our analytical and IT capabilities to re-engineer processes. In addition, clients often become more willing over time to turn over more complex and critical processes to us as we demonstrate our capabilities.

        We also try to foster relationships between our senior leadership team and our clients' senior management. These "C-level" relationships ensure that both parties are focused on driving client value from the top down. High-level executive relationships have been particularly constructive as a means of increasing business from our existing clients. It also provides us with a forum for addressing client concerns.

Our New Business Review Process

        We follow a rigorous review process to evaluate all new business. This is to ensure that all new business fits with our pricing and service objectives. This process starts with the presentation of new business to our deal review committee which comprises members of our senior leadership team along with operations people and members of our finance department. This committee applies a set of well developed criteria to review the key terms of that new business. If, as a result of the review, the committee concludes that the new business is potentially attractive and a good use of our resources, then our business development team is authorized to pursue the opportunity. Prior to executing any contract in respect of new business, our deal review committee meets again to review the client relationship and to confirm that the terms of the new business continue to meet our criteria.

Delivery Centers

        We commenced business in 1997 in Gurgaon, India. Since then we have established global delivery capabilities consisting of more than 25 Delivery Centers in nine countries (not including our employees who are onsite at our clients' premises). We choose the location of our Delivery Centers based on a number of factors which include the available talent pool, infrastructure, government support and operating costs as well as client demand. We were one of the first companies in our industry to move into some of our locations including Dalian, China; Budapest, Hungary; Bucharest, Romania; and Gurgaon, Jaipur and Kolkata in India. We aim to be continuously connected with our clients' requirements so that we are ready to serve their needs. We constantly evaluate new locations, including new countries and new cities within countries in which we currently operate, for new Delivery Centers and offices.

        The large number of different countries from which we service our clients differentiates us from a number of our competitors and enables us to take advantage of different languages and time-zones which, in turn, enhances our ability to service global clients. As of March 31, 2007, we provided services in approximately 20 different languages. Some of our clients also contract with us for additional redundancy and back-up protections.

        The map below shows the location of our existing global Delivery Centers and our regional corporate offices. We have multiple locations in some cities.

        We set forth below a table showing our net revenues in 2006 attributable to the main regions in which we have Delivery Centers. A portion of the net revenues we attribute to India consists of net revenues for services performed by Delivery Centers or at client premises outside of India by business units or personnel normally based in India.

Region	Year Ended December 31, 2006 (Net revenues in millions)
India	$486.5
Asia, other than India	32.4
Americas	63.5
Europe	30.5

Total	$613.0

NGEN Joint Venture

        NGEN Media Services Private Limited, or NGEN, was founded in March 2006 as a 50:50 joint venture between us and NDTV Networks Plc., or NDTV, to provide outsourcing services to the global media industry, including video editing, digitization and graphics art work. NGEN brings together our operational excellence with NDTV's domain expertise in the media industry.

Properties

        We have Delivery Centers in nine countries. Our only material properties are our premises at Phase V, Gurgaon which comprises of 193,898 square feet and Uppal, Hyderabad which comprises approximately

449,286 square feet, both of which we own. We have a mixture of owned and leased properties and substantially all of our leased properties are leased under long-term leases with varying expiration dates.

Intellectual Property

        We develop intellectual property in the course of our business and our MSAs with our clients regulate the ownership of such intellectual property. We have applied for patents, trademarks and domain names. Some of our intellectual property rights relate to proprietary business process enhancements.

        We generally use third-party software platforms and the software systems of our clients to provide our services. We normally enter into licensing agreements with our clients in relation to their software systems.

        It is our practice to enter into an Employee Information & Proprietary Information Agreement with all of our new employees that:

  •
  ensures that all new intellectual property developed in the course of our employees' employment is assigned to us;

  •
  provides for that employee's co-operation in intellectual property protection matters even if they no longer work for us; and

  •
  includes a confidentiality undertaking by that employee.

Competition

        We compete in a highly competitive and rapidly evolving global market. We have a number of competitors offering the same or similar services to us. Our competitors include:

  •
  large multinational service providers, such as Accenture Ltd and International Business Machines Corporation, with whom we compete most often;

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  companies that are primarily BPO service providers operating from low-cost countries, most commonly India, such as WNS Holdings Limited and ExlService Holdings, Inc.;

  •
  companies that are primarily IT service providers with some BPO service capabilities, such as Infosys Technologies Limited, Tata Consultancy Services Limited and Wipro Limited; and

  •
  smaller, niche service providers that provide services in a specific geographic market, industry segment or service area.

        In addition, a client or potential client may choose not to outsource its business, including by setting up captive outsourcing operations or by performing formerly outsourced services for themselves.

Regulation

        We are subject to regulation in many jurisdictions around the world as a result of the complexity of our operations and services, including at the federal, state and local level, particularly in the countries where we have operations and where we deliver services. These countries include China, Hungary, India, Mexico, the Netherlands the Philippines, Romania, Spain, the United States and the United Kingdom. We are also subject to regulation by regional bodies such as the European Union.

        In addition, the terms of our service contracts typically require that we comply with applicable laws and regulations. In some contracts, we are required to comply even if such laws and regulations apply to our clients, but not to us. In other service contracts our clients undertake the responsibility to inform us about laws and regulations that may apply to us in jurisdictions in which they are located.

        If we fail to comply with any applicable laws and regulations, we may be restricted in our ability to provide services, and may also be the subject of civil or criminal actions involving penalties, any of which could have a material adverse effect on our operations. Our clients generally have the right to terminate our contracts for cause in the event of regulatory failures, subject to notice periods. See "Risk Factors—Risks Related to our Business—Any failures to adhere to the regulations that govern our business could result in our being unable to effectively perform our services. Failure to adhere to regulations that govern our clients' businesses could result in breaches of contract under our MSAs."

        In the United States, we are subject to laws and regulations arising out of our work in the area of banking, financial services and insurance, such as the Financial Modernization Act (sometimes referred to as the Gramm-Leach-Bliley Act), the Fair Credit Reporting Act, the Fair and Accurate Credit Transactions Act, the Right to Financial Privacy Act, the USA Patriot Act, the Bank Service Company Act, the Home Owners Loan Act, the Electronic Funds Transfer Act, the Equal Credit Opportunity Act and the Real Estate Settlement Procedures Act as well as regulation by U.S. agencies such as the Securities and Exchange Commission, the Federal Reserve, the Federal Deposit Insurance Corporation, the National Credit Union Administration, the Commodity Futures Trading Commission, the Federal Financial Institutions Examination Council, the Office of the Comptroller of the Currency and the Office of Thrift Supervision. We are also subject to regulation under the Health Insurance Portability and Accountability Act, the Federal Trade Commission Act, the Family Educational Rights and Privacy Act, the Communications Act, the Electronic Communications Privacy Act and applicable regulations in the area of health and other personal information that we process as part of our services.

        Because of our debt collections work in the United States, we are also regulated by laws such as the Truth in Lending Act, the Fair Credit Billing Act and the Fair Debt Collections Practices Act and underlying regulations. We are currently licensed to engage in debt collection activities in all States, except Minnesota and Tennessee, as well as the cities of New York, Buffalo and Washington D.C.

        We are subject to laws in the United States, the United Kingdom and the EU that are intended to limit the impact of outsourcing on employees in those countries. See "Risk Factors—Future legislation in the United States and other jurisdictions could significantly impact the ability of our clients to utilize our services."

        We are also subject to laws and regulations on direct marketing, such as the Telemarketing Consumer Fraud and Abuse Prevention Act and the Telemarketing Sales Rule, the Telephone Consumer Protection Act and rules promulgated by the Federal Communications Commission, and the CAN-SPAM Act.

        We are subject to laws and regulations governing foreign trade, such as the Arms Export Control Act, as well as by government bodies such as the Commerce Department's Bureau of Industry and Security, the State Department's Directorate of Defense Trade Controls and the Treasury Department's Office of Foreign Assets Control.

        We benefit from tax relief provided by laws and regulations in India, China and Hungary, which include tax holidays under the Indian Income Tax Act, 1961 that expire in stages by 2009, and a government-mandated relatively low tax rate in China. The Indian SEZ legislation introduced a new tax holiday in certain situations for operations established in designated "special economic zones." The new tax benefits are available only for new business operations that are conducted at qualifying SEZ locations. We are currently in the process of establishing, subject to regulatory approvals, new Delivery Centers in four cities in India that would be eligible for these benefits. We do not presently know what percentage of our operations or income in India in future years will be eligible for a tax holiday under the new law. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Income Taxes." In addition to the tax holidays described above, certain benefits are also available to us under certain Indian state laws. These benefits include rebates and waivers in relation to payments for the transfer or registration of property (including for the purchase or lease of premises), waivers of conversion fees for land, exemption from state pollution control requirements, entry tax exemptions, labor law exemptions and commercial usage of electricity.

        Our hedging activities and currency transfer are restricted by regulations in certain countries, including India and China.

  Certain Other Bermuda Law Considerations

        As a Bermuda company, we are also subject to regulation in Bermuda. Among other things, we must comply with the provisions of the Companies Act regulating the payment of dividends and making of distributions from contributed surplus. See "Description of Share Capital."

        We are classified as a non-resident of Bermuda for exchange control purposes by the Bermuda Monetary Authority. Pursuant to its non-resident status, we may engage in transactions in currencies other than Bermuda dollars. There are no restrictions on our ability to transfer funds, other than funds denominated in Bermuda dollars, in and out of Bermuda or to pay dividends to United States residents that are holders of its common shares.

        Under Bermuda law, "exempted" companies are companies formed for the purpose of conducting business outside Bermuda from a principal place of business in Bermuda. As an exempted company, we may not, without a license or consent granted by the Minister of Finance, participate in certain business transactions, including transactions involving Bermuda landholding rights and the carrying on of business of any kind for which we are not licensed in Bermuda.

Legal Proceedings

        There are no legal proceedings pending against us which are likely to have a material adverse effect on our business, results of operations and financial condition.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth information concerning our directors and executive officers as of March 31, 2007:

Name	Age	Position(s)
Pramod Bhasin	55	President, Chief Executive Officer and Director
Vivek N. Gour	44	Chief Financial Officer
N.V. Tyagarajan	45	Executive Vice President, Business Development
Patrick Cogny	40	Chief Executive Officer of Genpact Europe
Mitsuru Maekawa	59	Chief Executive Officer of Genpact Asia
Rakesh Chopra	55	Senior Vice President and Business Leader
Juan Ferrara	48	Senior Vice President, Operations-Americas
Victor Guaglianone	52	Senior Vice President and General Counsel
Piyush Mehta	38	Senior Vice President, Human Resources
Anju Talwar	46	Senior Vice President and Business Leader
Tajinder Vohra	41	Senior Vice President and Business Leader
Walter A. Yosafat	46	Senior Vice President and Chief Information Officer
Rajat Kumar Gupta	58	Chairman
John Barter	60	Director
J Taylor Crandall	53	Director
Steven A. Denning	58	Director
Mark F. Dzialga	42	Director
Jagdish Khattar	64	Director
James C. Madden	45	Director
Denis J. Nayden	52	Director
Gary M. Reiner	52	Director
Robert G. Scott	61	Director
A. Michael Spence	63	Director
Lloyd G. Trotter	61	Director

Executive Officers

        Pramod Bhasin is our President and Chief Executive Officer. Mr. Bhasin founded our business in 1997 while employed by GE. Prior to 1997, he served in various positions at GE, including as Chief Financial Officer for GE Capital's Corporate Finance Group.

        Vivek N. Gour has served as our Chief Financial Officer and Senior Vice-President since January 2005. From September 2003 to December 2004, he served as Chief Financial Officer for GE Capital Business Processes. From September 2002 to September 2003, he served as Chief Financial Officer and Senior Vice-President of our business and of GE Capital India and from August 2001 to September 2002 as Senior Vice-President (Strategic Projects), GE Capital India.

        N.V. Tyagarajan has served as our Executive Vice President and Head of Sales, Marketing & Business Development since February 2005. From October 2002 to January 2005, he was Senior Vice President, Quality and Global Operations, for GE's Commercial Equipment Finance division. Between 1999 and 2002, he served as our Chief Executive Officer.

        Patrick Cogny became our Chief Executive Officer of Genpact Europe in 2005. Prior to this, he spent 15 years working for GE in the Healthcare business and in the GE Europe corporate headquarters, in France, the United States and Belgium.

        Mitsuru Maekawa became our Chief Executive Officer of Genpact Asia in 2002. From 1988 to 2001 he worked for GE Medical Systems, a division of GE Healthcare, where he was as General Manager of sales for GE Yokogawa Medical Systems from 1999 to 2001.

        Rakesh Chopra rejoined us as Senior Vice President and Business Leader in 2006. From 2005 to 2006 he was the Country Manager at Convergys India. From 2004 to 2005 he was the Country Manager at EXL Services and from 2003 to 2004 he was Vice President and General Manager of American Express India. Prior to this, from 1992 to 2003 he held roles with us as Business Leader as well as Chief Financial Officer and with GE Capital India as Six Sigma Quality Leader. During that time he was also Chief Financial Officer for GE Plastics India and Chief Executive Officer for a GE Capital India credit card joint venture.

        Juan Ferrara joined us as Senior Vice President, Operations-Americas in March 2007. Prior to this, he spent close to 25 years working for McKinsey & Company and from 1997 to 2007 he was a managing director at McKinsey & Company.

        Victor Guaglianone has served as our Senior Vice President, General Counsel & Corporate Secretary since January 2007. From 2004 to 2007, he was senior counsel at Holland & Knight LLP. From 2003 to 2004, he served as a commercial arbitrator for the American Arbitration Association. Prior to 2003, he spent 16 years at GE Capital, most recently as Vice President and Associate General Counsel.

        Piyush Mehta became our Senior Vice President of Human Resources in March 2005. He has worked for us since 2001 as Vice President of Human Resources.

        Anju Talwar has been with us since our business was founded in 1997. She has served as our Senior Vice President and Business Leader since 2006 and is responsible for our Wachovia relationship. Prior to this, from 2004 to 2006 she was our Global Process Management Leader and from 2001 to 2003 she was Chief Executive Officer of Genpact Software.

        Tajinder Vohra became our Senior Vice President and Business Leader in 2006 and is responsible for our supply chain and procurement business, our enterprise application services and our IT infrastructure services. From 1990 to 2006 he worked for GE Healthcare in various operations, business development and services roles.

        Walter A. Yosafat became our Senior Vice President and Chief Information Officer in March 2007. From 2001 to February 2007, he was the Chief Information Officer and eBusiness Leader at Trane, an American Standard company.

Directors

        In addition to Mr. Bhasin, our directors are as follows:

        Rajat Kumar Gupta became one of our directors in April 2007 and was appointed as the Chairman of our board of directors in April 2007. From July 2005 to April 2007, he was an advisory director. He has served as Senior Partner Worldwide at McKinsey & Company since 2003. Between 1994 and 2003, he served in various positions at McKinsey & Company, including as Managing Director Worldwide. He is also a director on the boards of The Goldman Sachs Group, Inc. and The Procter & Gamble Company.

        John Barter has served as one of our directors since July 2005. From 2000 to 2001, he served as the Chief Financial Officer and a Director of Kestrel Solutions, Inc., a privately-owned company established to develop and bring to market a new product in the telecommunications industry. Kestrel Solutions, Inc. filed a voluntary petition for bankruptcy in 2002. From 1994 to 1997, he was the Executive Vice President

of Allied Signal, Inc. and President of Allied Signal Automotive. He is also a director on the boards of BMC Software, Inc., Lenovo Group Limited and SRA International, Inc.

        J Taylor Crandall became one of our directors in January 2005. He is a Managing Partner of Oak Hill Capital Management, LLC and has been part of that firm since 1986. He also serves as a co-Managing Partner of Oak Hill Special Opportunities Fund, L.P. Prior to his affiliation with Oak Hill, he was a Vice President with the First National Bank of Boston, where he managed a leveraged buyout group and the bank's Dallas energy office. Mr. Crandall is also a director of American Skiing Company.

        Steven A. Denning became one of our directors in January 2005. Mr. Denning is the Chairman and a Managing Director of General Atlantic LLC, a private equity firm, and has been with General Atlantic (or its predecessor) since 1980. He is also a director on the boards of Eclipsys Corporation, IHS Inc., Hewitt Associates, Inc. and The Thomson Corporation.

        Mark F. Dzialga became one of our directors in January 2005. Since 1998, he has been a Managing Director of General Atlantic LLC, a private equity firm. He is also a director on the board of Emdeon Corporation, Hexaware Technologies Ltd and Schaller Anderson Inc.

        Jagdish Khattar became one of our directors in June 2007. Since 1999 he has been Managing Director and Chief Executive Officer of Maruti Udyog Limited. He is also a director on the board of Asahi India Glass Ltd.

        James C. Madden became one of our directors in January 2005. Since February 2007, he has been a General Partner at Accretive LLC, a private equity firm. From 2005 to January 2007, he was a Special Advisor of General Atlantic LLC, a private equity firm. From 1998 to 2004, he was the Chairman and Chief Executive Officer of Exult, Inc.

        Denis J. Nayden became one of our directors in January 2005. He has been a Managing Partner of Oak Hill Capital Management, LLC since 2003. Prior to 2003, he was Chairman and Chief Executive Officer of GE Capital (2000 to 2002) and had 25-year tenure at the General Electric Company. Mr. Nayden is also a director of Duane Reade, Inc., GMH Communities Trust, Healthcare Services, Inc., Primus International, Inc. and RSC Holdings, Inc.

        Gary M. Reiner became one of our directors in January 2007. He has served as Senior Vice President & Chief Information Officer at GE since 1996.

        Robert G. Scott became one of our directors in April 2006. From 2001 to 2003, he served as President and Chief Operating Officer at Morgan Stanley. He currently serves as an advisory director at Morgan Stanley.

        A. Michael Spence became one of our directors in April 2005. He is a partner of Oak Hill Investment Management Partners and is the chairman of an independent commission on growth in developing countries. He is a professor emeritus at the Graduate School of Business at Stanford University where he served as Professor of Management until August 2000 and Dean from 1990 to August 1999. From 1975 to 1990, he was a professor of economics and business administration at Harvard Business School and the Harvard University Faculty of Arts and Sciences, as well as Dean of the Faculty of Arts and Sciences from 1984 to 1990. In 2001, he received the Nobel Prize in Economic Sciences. Dr. Spence is also a director of General Mills, Inc.

        Lloyd G. Trotter became one of our directors in January 2007. He has served as Vice Chairman, GE, since 2006, and as President and Chief Executive Officer of GE Industrial since 2006. Between 1989 and 2006, he held various positions at GE, including Executive Vice President, Operations, President and Chief Executive Officer of GE Industrial Systems and President and Chief Executive Officer of GE Consumer & Industrial.

Composition of the Board of Directors

        Our business and affairs are managed under the direction of our board of directors. Our board of directors currently consists of 13 members, 10 of whom are independent directors under currently applicable listing standards of the New York Stock Exchange.

Director Independence

        Pursuant to the corporate governance listing standards of the NYSE, a director employed by us cannot be deemed to be an "independent director," and consequently Mr. Bhasin is not an independent director. In addition, in accordance with the NYSE corporate governance listing standards, the board has determined that Messrs Reiner and Trotter, both of whom are executive officers of GE, our largest client, are not independent. The board has determined that none of the other directors has a material relationship with us for purposes of the NYSE corporate governance listing standards and accordingly each is independent under such NYSE standards. In making its independence determinations the board considered the relationship between our company and Genpact Investment Co. (Lux) SICAR S.à.r.l., or GICo, the investment vehicle through which General Atlantic and Oak Hill will own 51.8% of our outstanding common shares following the consummation of this offering (assuming no exercise of the underwriters over-allotment option), the fact that Messrs Crandall, Denning, Dzialga and Nayden serve on our board as designees of GICo pursuant to the terms of the shareholders agreement, the fact that Messrs. Crandall and Nayden are managing partners of Oak Hill and the fact that Messrs. Denning and Dzialga are managing directors of General Atlantic. Messrs Reiner and Trotter serve as members of our board of directors as GE nominees and are also appointed pursuant to the terms of our shareholders agreement. See "Prospectus Summary—The Company" and "Certain Relationships and Related Party Transactions—Shareholders Agreement."

Committees of the Board of Directors

        Upon completion of this offering, our board of directors will conduct its business through three standing committees: the audit committee, the compensation committee and the nominating and governance committee. Our board of directors has adopted written charters for each of these committees, which are available on our website. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues. Our audit committee, compensation committee and nominating and governance committee are composed entirely of independent directors.

        Audit Committee.    The audit committee has responsibility for, among other things:

  •
  oversight of:

  a.
  the performance of any registered public accounting firm employed by us to provide audit services, including the firm's qualifications and independence;

  b.
  the quality and integrity of our accounting and reporting practices and controls, including our financial statements and reports;

  c.
  the performance of our internal audit function; and

  d.
  our compliance with legal and regulatory requirements;

  •
  preparing an audit committee report as required by the Securities and Exchange Commission to be included in our annual proxy statement; and

  •
  reporting regularly to our full board of directors with respect to any issues raised by the foregoing.

        The audit committee has the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate.

        Our audit committee consists of Messrs. Barter, Madden and Scott. Mr. Barter has been determined to be an "audit committee financial expert," as such term is defined in Item 401(h) of Regulation S-K, and to have accounting or related financial management expertise as required by the NYSE listing standards.

        Compensation Committee.    Our compensation committee has responsibility for, among other things:

  •
  reviewing our compensation practices and policies, including equity benefit plans;

  •
  reviewing and approving performance and compensation for our chief executive officer, chairman of the board of directors, senior executives and directors;

  •
  reviewing and consulting with our chief executive officer concerning selection of officers, performance of individual executives and related matters;

  •
  reviewing and discussing the management disclosures in our "Compensation Discussion and Analysis" and recommending to the Board whether such disclosures shall be included in the appropriate regulatory filing;

  •
  overseeing our stock plans, incentive compensation plans and any such plans that the board may from time to time adopt and exercising all the powers, duties and responsibilities of the board of directors with respect to such plans;

  •
  preparing a compensation committee report for inclusion in our proxy statement; and

  •
  reporting regularly to our full board of directors with respect to any issues raised by the foregoing.

        Our compensation committee consists of Messrs. Crandall, Denning, Dzialga, Nayden and Spence.

        Nominating and Governance Committee.    Our nominating and governance committee has responsibility for, among other things:

  •
  making recommendations as to the size, composition, structure, operations, performance and effectiveness of our board of directors;

  •
  establishing criteria and qualifications for membership on our board of directors and its committees;

  •
  assessing and recommending to our board of directors strong and capable candidates qualified to serve on our board of directors and its committees;

  •
  developing and recommending to our board of directors a set of corporate governance principles, including independence standards;

  •
  conducting an annual review and evaluation of our chief executive officer, our board of directors and our board committees;

  •
  overseeing the succession plans for our chief executive officer and senior management;

  •
  otherwise taking a leadership role in shaping our corporate governance; and

  •
  reporting regularly to our full board of directors with respect to any issues raised by the foregoing.

        Our nominating and governance committee consists of Messrs. Denning, Gupta, Nayden and Scott.

  Compensation Committee Interlocks and Insider Participation

        Our board of directors has a compensation committee as described above. If an executive officer of another entity is expected to serve as a member of our compensation committee, none of our executive officers shall serve on such entity's compensation committee (or any other committee serving a similar function).

Codes of Conduct and Ethics and Corporate Governance Guidelines

        Our board of directors has adopted a code of ethical business conduct applicable to our directors, officers and employees and corporate governance guidelines, each in accordance with applicable rules and regulations of the SEC and the New York Stock Exchange.

Executive Compensation

  Compensation Discussion and Analysis

        This Compensation Discussion and Analysis section discusses the compensation policies and programs for our Chief Executive Officer, our Chief Financial Officer and our three next most highly paid executive officers as determined under the rules of the Securities and Exchange Commission. Such individuals are referred to as our named executive officers. The numbers of options and shares, as well as the exercise price and per share purchase price of such options and shares are shown having given effect to the 2007 Reorganization.

        The primary objectives of our compensation program for our executives, including our named executive officers, are to attract, motivate and retain highly talented individuals who are committed to our core values of leadership, performance, passion, innovation, teamwork, integrity and respect. Our compensation program is designed to reward the achievement of our specific annual, long-term and strategic goals, and align the interests of our executives, including our named executive officers, with those of our shareholders by rewarding performance that exceeds established goals, with the ultimate objective of improving shareholder value.

        Currently, our compensation committee is responsible for reviewing the overall goals and objectives of our executive compensation programs, as well as our compensation plans, and making any changes to such goals, objectives and plans. Our compensation committee bases our executive compensation on the same objectives that guide us in establishing all of our compensation programs:

  •
  Compensation is based on the individual's level of job responsibility and personal performance, as well as our performance. As our employees progress to higher levels in the organization, an increasing proportion of their pay should be linked to our performance and shareholder returns, because they are more able to affect our results.

  •
  Compensation reflects the value of the job in the marketplace. To attract and retain a highly skilled work force, we must remain competitive with the pay of other premier employers who compete with us for talent.

  •
  Compensation programs are designed to reward performance. Our programs should deliver top-tier compensation given top-tier individual and Company performance. The objectives of pay-for performance and retention must also be balanced. Even in periods of temporary downturns in our performance, the programs should continue to ensure that successful, high-achieving employees will remain motivated and committed to Genpact.

        For 2006, our executive compensation program had four primary components: (a) base salary, (b) annual cash bonus payments, (c) equity-based compensation granted in the form of options to purchase our common shares (we refer to an option to purchase one of our common shares as a Company option) and (d) other benefits and perquisites. Our compensation committee reviews each component of compensation at least every 15 months and has adopted guidelines for allocating compensation between long-term and currently paid out compensation and between cash and non-cash compensation and combine the compensation elements for each executive in a manner we believe best fulfill the objectives of our compensation program.

        Our compensation committee is responsible for evaluating the performance of each of our executives, including the named executive officers, approving the compensation level of each of our executives, establishing criteria for granting Company options to our executives and other employees and approving such grants of Company options. Other than with respect to the grants of Company options, which are made from time to time by our compensation committee, each of these tasks is generally performed annually by our compensation committee. Our Chief Executive Officer provides input on individual performance and assessment to assist our compensation committee in their determinations and make recommendations to our compensation committee during their annual review. The compensation committee may also, at its discretion, solicit the input of other executives or employees and outside consultants and advisors.

  Compensation Components

        Base Salary.    Base salary reflects the experience, knowledge, skills and performance record our executives, including our named executive officers, bring to their positions and the general market conditions in the country in which the executives are located. In 2005, we entered into employment agreements with two of our named executive officers, Pramod Bhasin, our Chief Executive Officer, and N.V. Tyagarajan, our Executive Vice President of Global Sales and Marketing, pursuant to which we have agreed to provide these executives with minimum base salaries of $567,500 and $300,000, respectively. See "—Narrative Disclosure to Summary Compensation Table and Grant of Plan-Based Awards Table—Employment Agreements With Named Executive Officers." Our compensation committee reviews the salaries of our executives, including our named executive officers, at least every fifteen months and determines changes in base salaries based on various factors, including "Criticality of Role," performance and potential of the executive, general Company performance and the market practices in the country where the named executive officer is located. The term "Criticality of Role" encompasses the executive's role in our company and the importance of that role in our overall business. In connection with such review, our Chief Executive Officer provides recommendations and rankings of the executives who directly report to him, including our other named executive officers, and the compensation committee considers the Chief Executive Officer's recommendations in setting base salaries. The base salaries approved by our compensation committee for our named executive officers in 2006 were generally 4% to 10% higher than base salaries in 2005, based on the recommendations of our Chief Executive Officer. Our compensation committee has approved increases in base salaries for the named executives officers in 2007 ranging from 6%-9% over 2006 base salaries, based on the recommendations of our Chief Executive Officer. The actual date of the increase is tied to the applicable named executive officer's date of joining Genpact.

        Annual Cash Bonus.    Annual cash bonuses are designed to provide more immediate rewards to our executives, including our named executive officers, for their performance during the most recent year. We believe that the immediacy of these cash bonuses, in contrast to our equity grants, which vest over a period of time, provides a significant incentive to our executives towards achieving their respective individual objectives, our Company objectives and our overall long term goal of creating value for our shareholders and employees. Thus, we believe our cash bonuses are an important motivating factor for our executives, in addition to being a significant factor in attracting and retaining our executives.

        Bonuses are generally determined by our compensation committee in January or February following the end of the year and, as with the base salary component, are based on the recommendation and rankings provided by our Chief Executive Officer. The same factors used to determine base salary for the new year, which are described above, are used to determine bonuses for the prior year, with a greater emphasis on the performance of the individual and our company. For Messrs. Bhasin and Tyagarajan, who have employment agreements, the compensation committee also takes into consideration the requirements for bonus payments under their agreements. Mr. Bhasin's employment agreement provides that his annual bonus will be equal to 120% of his base salary, subject to the attainment of performance criteria established by our board of directors. Mr. Tyagarajan's employment agreement provides that his target annual bonus will be equal to 100% of his base salary, subject to a maximum of $500,000. See "—Narrative Disclosure to Summary Compensation Table and Grant of Plan-Based Awards Table—Employment Agreements with Named Executive Officers." The 2006 bonuses paid to Messrs. Bhasin and Tyagarajan exceeded the amounts set forth in their employment agreements in recognition of their outstanding individual performance and their contributions to our success.

        For 2006, certain of our named executive officers also received incentive payments under the General Electric Special Bonus Plan, pursuant to which General Electric agreed to pay such executives a retention bonus if the executive remained with us for 18 months following the 2004 Reorganization.

        Equity-Based Compensation.    Our equity-based compensation program is designed primarily to attract and retain highly qualified individuals, given that competition for talent is high in our industry. In addition, we believe that awarding our executives, including our named executive officers, with Company options with vesting schedules that require continued service enables us to retain our executives for longer periods. Finally, we believe awards of Company options provide closer alignment between the interests of our employees and our shareholders. Consistent with this philosophy, following our 2004 Reorganization, we granted our executives, including our named executive officers, an initial grant of Company options, which generally vest over five years following the grant date as an incentive for our executives to stay with our newly reorganized Company. In addition, we granted Mr. Bhasin an additional 452,250 Company options that were subject to certain performance-based vesting conditions to align even more closely our Chief Executive Officer's interests with those of our shareholders by tying vesting of those Company options to achievement of target equity values. For a description of the vesting conditions of these 452,250 Company options, see the "—Outstanding Equity Awards at Fiscal Year End" table. In 2006, we granted Company options to Patrick Cogny in recognition of his agreement to relocate to Budapest, Hungary and to bring his total equity compensation level in line with that of our other executives. We did not grant any Company options to any of our other named executive officers in 2006. For more details on the vesting schedules of Company options granted to our named executive officers as of December 31, 2006, see the "—Outstanding Equity Awards at Fiscal Year End" table. In 2007, we granted Company options to certain of our employees and executives, including Messrs. Bhasin, Cogny, Gour and Tyagarajan, to reward these individuals for their efforts in our growth and to provide added incentives to remain with us following the initial public offering. In making these grants in 2007, we used the advice of an independent compensation consultant. The vesting schedules of the grants to our named executive officers were designed so that one third of the Company options would vest on each of December 31, 2010, December 31, 2011 and December 31, 2012. The extended vesting schedule is intended to provide incentives for long-term performance.

        We currently do not have any stock ownership guidelines for executives or other employees but may implement such guidelines in the future.

        In the future, our compensation committee and board of directors may consider awarding additional or alternative forms of equity incentives, such as grants of restricted stock, restricted stock units and other performance based awards, and may also determine to seek additional input from compensation consultants.

        Benefits and Perquisites.    We provide other benefits to our named executive officers that are generally available to other employees in the country in which the named executive officer is located. We believe these benefits are consistent with the objectives of our compensation program and allow our named executive officers to work more efficiently. We also provide our named executive officers with certain perquisites which we believe are reasonable and consistent with market trends in the countries in which our named executive officers are located. Such benefits and perquisites are intended to be part of a competitive overall compensation program. For more details on the benefits provided to our named executive officers, see "—Summary Compensation Table" and "—Narrative Disclosure to Summary Compensation Table and Grant of Plan-Based Awards Table."

        Severance Arrangements.    We have entered into employment agreements with Messrs. Bhasin and Tyagarajan which provide for certain payments in the event of a termination of employment. We also provide for certain benefits in the event of a termination of employment under our Company option award agreements with Mr. Bhasin. The severance payments and benefits were based on individual negotiations with the executives and are an important part of employment arrangements designed to retain these named executive officers and provide certainty with respect to the payments and benefits to be provided upon certain termination events. For additional details on these payments and benefits, see "—Potential Payments Upon Termination."

        Change in Control.    While Company options granted to our named executive officers may be accelerated by our board upon a change in control, this is not generally a current requirement under our option plans and award agreements. The only named executive officer with current rights to change in control-related payments or benefits is Mr. Bhasin, who receives both "single trigger" and "double trigger" benefits based on his employment agreement and option award agreements. These benefits were based on individual negotiations with Mr. Bhasin in connection with his commencement of employment with us and are described in more detail in "—Narrative Disclosure to Summary Compensation Table and Grant of Plan-Based Awards Table—Employment Agreements with Named Executive Officers—Pramod Bhasin" and "—Potential Payments Upon Termination or Change in Control."

Summary Compensation Table

        The following table sets forth information concerning the compensation of our Chief Executive Officer, Chief Financial Officer and the other named executive officers (as defined in "—Compensation Discussion and Analysis") for the fiscal year ended December 31, 2006.

Name	Year	Salary ($)		Bonus ($)		Option Awards ($)(1)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)		All Other Compensation ($)		Total Compensation ($)
Pramod Bhasin President, Chief Executive Officer and Director(2)	2006	610,000	(3)	1,000,000		1,125,800	80,444	(4)	192,422	(5)	3,008,666
Vivek N. Gour Chief Financial Officer(2)	2006	258,936		253,251	(6)	166,478	6,919	(7)	—		685,584
N.V. Tyagarajan Executive Vice President, Business Development	2006	317,538		550,000		376,169	—		41,920	(8)	1,285,627
Patrick Cogny Chief Executive Officer of Genpact Europe(2)	2006	311,876		92,631		99,364	—		314,444	(9)	818,315
Mitsuru Maekawa Chief Executive Officer of Genpact Asia(2)	2006	297,530		318,200	(10)	55,493	—		105,460	(11)	776,683

(1)
The amounts shown under this column reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with FAS 123(R), of awards pursuant to our 2005 Stock Option Plan and thus include amounts from awards granted in and prior to 2006. Assumptions used in the calculation of these amounts are included in Note 18 "Stock-based compensation" to our audited financial statements for the fiscal year ended December 31, 2006 included elsewhere in this prospectus. However, as required by the rules promulgated by the Securities and Exchange Commission, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. The amounts are shown having given effect to the 2007 Reorganization.

(2)
Certain payments to Messrs. Bhasin, Gour, Cogny and Maekawa were made using foreign currency. The following foreign exchange rates were used to calculate amounts in the above table for these named executive officers:

•
Mr. Bhasin: $1/INR44.28, with respect to amounts under the "All Other Compensation" column.

•
Mr. Gour: $1/INR44.28, with respect to all amounts other than with respect to the "Option Awards" column.

  •
  Mr. Cogny: $1/€ 0.75, with respect to all amounts other than with respect to (a) the "Option Awards" column and (b) tax equalization payments which were made in Hungarian forints. For tax equalization payments made in Hungarian forints, the following exchange rate applies: $1/HUF246.

  •
  Mr. Maekawa: $1/JPY117, with respect to all amounts other than with respect to (a) the "Option Awards" column, (b) reimbursement of automobile and housing related expense and (c) tax equalization payments made in Chinese renminbi. For reimbursement of automobile and housing related expenses and tax equalization payments made in Chinese renminbi, the following exchange rate applies: $1/RMB7.73.

(3)
The amount shown does not include $45,000 paid to Mr. Bhasin in 2006, which was a payment made in arrears with respect to his base salary for fiscal year 2005.

(4)
The amount shown represents the change in pension value with respect to Mr. Bhasin's retirement benefits under his employment agreements. See "—Narrative Disclosure to Summary Compensation Table and Grant of Plan-Based Awards Table—Employment Agreement with Named Executive Officers" and "—Potential Payments Upon Termination or Change of Control."

(5)
The amount shown consists of the following payments and benefits to Mr. Bhasin: (a) $8,800 for our matching contribution to our 401(k) plan and a $13,200 contribution to our tax-qualified defined contribution profit sharing plan; (b) $34,381 for Leadership Life Insurance Plan premiums; (c) $111,732 for reimbursements relating to lease, maintenance and utility payments in connection with Mr. Bhasin's housing; (d) $669 for reimbursement of tuition expenses for Mr. Bhasin's child; (e) $12,710 for reimbursement of expenses for retaining services of security personnel and (f) $10,930 for reimbursement of expenses relating to Mr. Bhasin's automobile and driver.

(6)
Amount shown represent our annual bonus payment of $65,041 and a retention bonus payment of $188,210 to Mr. Gour made by General Electric for services to us under the General Electric Special Bonus Plan.

(7)
The amount shown represents the change in pension value with respect to Mr. Gour's Gratuity Plan benefit, which is required to be provided to all employees in India pursuant to Indian law. Assumptions used in the calculation of this amount are included in Note 17 "Employee benefit plans" to our audited financial statements for the fiscal year ended December 31, 2006, included elsewhere in this prospectus. See also "—Narrative Disclosure to Summary Compensation Table and Grant of Plan-Based Awards Table."

(8)
The amount shown consists of the following payments and benefits to Mr. Tyagarajan: (a) $8,800 for our matching contribution to our 401(k) plan and a $9,900 contribution to our tax-qualified defined contribution profit sharing plan; (b) $3,699 for Leadership Life Insurance Plan premiums; and (c) $19,521 for reimbursement of automobile-related expenses.

(9)
The amount shown consists of the following payments and benefits to Mr. Cogny: (a) $135,512 for payments to government-sponsored social welfare programs; (b) $37,426 for reimbursement of housing-related expenses; (c) $39,080 for reimbursement of tuition expenses for Mr. Cogny's children; (d) $14,803 for reimbursement of automobile-related expenses; and (e) $87,623 for tax equalization payments.

(10)
Amount shown represents our annual bonus payment of $74,915 and a retention bonus payment of $243,285 made to Mr. Maekawa by General Electric for services to us under the General Electric Special Bonus Plan.

(11)
The amount shown consists of the following payments and benefits to Mr. Maekawa: (a) $40,574 for life insurance premiums; (b) $2,992 for medical insurance premiums; (c) $18,488 for reimbursement of automobile-related expenses (d) $17,769 for reimbursement of housing-related expenses; and (e) $25,637 for tax equalization payments.

Grant of Plan-Based Awards

        The following table provides certain information regarding equity-based awards granted to our named executive officers during the fiscal year ended December 31, 2006. There were no grants under any non-equity incentive plans to any of our named executive officers for the year ended December 31, 2006. The number of options as well as the exercise price of such options are shown having given effect to the 2007 Reorganization.

Name	Grant date	Non-Equity Incentive Plan Option Awards: Number of Securities Underlying Options (#)	Exercise Price of Option Awards ($/Sh)	Grant Date Fair Value of Option Awards ($)
Patrick Cogny	2/27/06	18,090	6.51(1)	61,100

(1)
Exercise price determined by our compensation committee on the date of grant based on various factors, including the December 16, 2005 sale by General Electric of a portion of our equity to a subsidiary of Wachovia Corporation. See "Prospectus Summary—The Company."

Narrative Disclosure to Summary Compensation Table and Grant of Plan-Based Awards Table

  Employment Agreements with Named Executive Officers

        Below are descriptions of the material terms of our employment agreements with our named executive officers other than those with respect to termination and change of control. The numbers of options and shares, as well as the exercise price and per share purchase price of such options and shares are shown having given effect to the 2007 Reorganization.

        Pramod Bhasin.    We entered into an employment agreement with Pramod Bhasin, our President and Chief Executive Officer, effective as of January 1, 2005. The employment agreement has an indefinite term and may be terminated by us or Mr. Bhasin or due to Mr. Bhasin's death or disability, subject to the termination provisions described below. The employment agreement provides for an annual base salary of not less than $567,500, which will be reviewed annually by our board of directors, and a target annual cash bonus equal to 120% of annual base salary, subject to attainment of performance criteria established by our board of directors. For 2006, as discussed in the "Compensation Discussion and Analysis," the compensation committee awarded a bonus in excess of the maximum provided in the employment agreement in recognition of Mr. Bhasin's outstanding individual performance and contribution to our success.

        Mr. Bhasin is entitled to benefits, perquisites and fringe benefits that are no less favorable than the benefits and perquisites provided to our other senior executives and up to $200,000 in reimbursement for lease, maintenance and utility payments in connection with his housing and expenses relating to his automobile and driver. Mr. Bhasin is also entitled to relocation expense reimbursement and four weeks' vacation.

        Pursuant to the terms of the employment agreement, in September 2005, Mr. Bhasin purchased 535.045 interests of Genpact Management Investors, LLC at the per interest price of $1,869, for a total purchase price of $1,000,000. As of December 31, 2006, Genpact Management Investors, LLC held shares in us indirectly through GICo, an investment entity of General Atlantic and Oak Hill. In connection with the 2007 Reorganization, we expect that Genpact Management Investors, LLC will be liquidated and that the shares it holds in our Company will be distributed directly to Mr. Bhasin and our other employees who currently hold Company shares through this entity.

        Pursuant to the terms of his employment agreement, Mr. Bhasin also received 3,618,000 Company options. Of these, 3,165,750 Company options are subject to time-based vesting and the remaining 452,250 Company options are subject to performance-based vesting (the "performance options"). The Company options were granted on July 26, 2005. Information with respect to these grants is included in the "—Outstanding Equity Awards at Fiscal Year End" table.

        Mr. Bhasin is also entitled to retention bonus payments upon the occurrence of any of the following: (a) January 1, 2010, (b) a change in control (as defined in the 2005 Plan), (c) the termination of Mr. Bhasin's employment under the employment agreement (other than by Genpact Limited for cause (as defined in his employment agreement)) and (d) an Investor Group Sale (as defined below), provided such payment is permitted under Section 409A of the Internal Revenue Code of 1986, as amended (the "Code"), subject to his continued employment with us until the applicable time. The maximum aggregate retention bonus amounts payable is $5,000,000, and any previously paid retention bonus amounts are subtracted from subsequent retention bonus amounts payable. Any retention bonus payment will be paid out at our election in cash, in our common shares or any combination of cash and our common shares within five business days following the triggering event. An "Investor Group Sale" is defined as a sale or other disposition by General Atlantic or Oak Hill of any number of our common shares (other than dispositions between such entities and their affiliates).

        Generally, with some modification in the event of an Investor Group Sale, as described below, the retention bonus is equal to the product of a vested percentage (described below) and $5,000,000 less the excess of $11,000,000 over the then current fair market value of 3,165,750 of our common shares, subject to adjustment to reflect stock splits or other changes in our company's capital structure. The retention bonus in the event of an Investor Group Sale is equal to the product of the general formula for the retention bonus described above and the percentage of our common shares sold in the aggregate (including prior sales) by such entities. No retention bonus amounts were paid to Mr. Bhasin under his employment agreement prior to this offering. Depending on the number of common shares sold by the Investor Group in connection with this offering we expect that Mr. Bhasin will receive a retention bonus payment of approximately $271,000 in connection with this offering provided such payment is permitted under Section 409 of the Code.

        The vested percentage for determining the amount of the retention bonus amount payable upon a triggering event begins at 0% on January 1, 2005 and increases by 5% every three months thereafter until it reaches 100% on January 1, 2010, subject to special adjustments if Mr. Bhasin's employment is terminated, as described below. Mr. Bhasin shall not receive any unpaid retention bonus if terminated for cause. In the event of a change in control other than the acquisition of our Company for non-cash consideration and Mr. Bhasin continues to be the Chief Executive Officer of the surviving company then the vested percentage will be 100%. In addition, if following a change in control involving the acquisition of our Company for non-cash consideration, Mr. Bhasin's employment is terminated due to death or disability, by us without cause or by Mr. Bhasin for good reason (as defined below), the vested percentage will be 100%.

        For purposes of Mr. Bhasin's employment agreement, the term "good reason" means reducing the nature or scope of Mr. Bhasin's authorities or duties, reduction in base salary, target bonus or fringe benefits or requiring Mr. Bhasin to report to any person other than our board of directors, which has not been cured by us within 30 days following notice by Mr. Bhasin.

        In the event of a termination of his employment, Mr. Bhasin will receive various payments and benefits pursuant to his employment agreement. Following the termination of Mr. Bhasin's employment for any reason, including for cause (as defined in his employment agreement) Mr. Bhasin is entitled to a pension benefit of $190,000 per year, payable on the same terms and conditions as the benefit accrued by Mr. Bhasin under the General Electric Company Pension Plan, as amended and restated as of July 1, 2003. If Mr. Bhasin's employment terminates due to his death or disability, Mr. Bhasin or his estate, as applicable, will receive a pro-rated bonus for the fiscal year of termination and payment of any vested but unpaid portion of the retention bonus, calculated as though Mr. Bhasin's employment continued for 12 months after such termination. If Mr. Bhasin's employment is terminated by Mr. Bhasin voluntarily, he will receive a pro-rated bonus for the fiscal year of termination if the performance criteria for the year are achieved and any vested but unpaid portion of the retention bonus. Such payments would be made in lump sum following termination.

        If Mr. Bhasin's employment is terminated by us without cause (as defined in the employment agreement) or by Mr. Bhasin for good reason, Mr. Bhasin is entitled to a lump sum payment, within five days of such termination, of an amount equal to a pro-rated bonus for the year in which termination occurs and any vested but unpaid portion of the retention bonus, calculated as though Mr. Bhasin's employment continued for 12 months after such termination (or in case of terminations prior to January 1, 2007, as though employment continued for 24 months), plus an amount equal to the two times the sum Mr. Bhasin's then current base salary and the annual bonus received for the fiscal year preceding the fiscal year of termination. In addition, we will continue to provide Mr. Bhasin and his dependents with health benefits at the same level of coverage and benefits as is provided to our US-based senior executives for two years following the date of termination, or if such continuation is not permitted under the relevant plans, an amount in cash equal to the amount necessary to provide Mr. Bhasin with such health benefits.

        Mr. Bhasin is not entitled to receive any payment of any unpaid retention bonus if terminated by us for cause.

        Mr. Bhasin's payments upon termination of employment described above are subject to his execution of a release. The release would also be executed by us and release Mr. Bhasin from any claims by us relating to Mr. Bhasin's employment or services other than claims based on acts or omissions of Mr. Bhasin that involve fraud or which are not known to the non-employee directors on the date of such release. The release also includes a mutual non-disparagement provision.

        Under his employment agreement, for one year after the termination of his employment, Mr. Bhasin is not permitted to engage in or carry on, directly or indirectly, any enterprise, whether as an advisor, principal, agent, partner, officer, director, employee, shareholder (other than certain minor passive ownership), associate or consultant to any of a specified group of five companies or any successor of any such entity, which group may be amended annually by our board of directors so long as the number of entities does not exceed five. In addition, for two years after his termination of employment, Mr. Bhasin is not permitted knowingly to (a) attempt to influence, persuade or induce or assist any other person in so doing, any of our employees or independent contractors to give up, or to not commence, employment or a business relationship with us, (b) unless otherwise contrary to law, directly or indirectly, through direction to any third party, hire or engage, or cause to be hired or engaged, any person who is or was one of our employees or independent contractors or (c) attempt to influence, persuade or induce, or assist any other person in so doing, any of our agents, consultants, vendors, suppliers or clients to give up or not commence, a business relationship with us.

        N.V. Tyagarajan.    We entered into an employment agreement with N.V. Tyagarajan, our Executive Vice President and Head of Sales, Marketing and Business Development, on September 21, 2005. The employment agreement has an indefinite term and may be terminated by us or Mr. Tyagarajan or due to Mr. Tyagarajan's death or disability, subject to the termination provisions described below. The employment agreement provides for an annual base salary of not less than $300,000 and a target bonus of 100% of annual base salary, capped at $500,000. For 2006, as discussed in the "Compensation Discussion and Analysis," the compensation committee awarded a bonus in excess of the maximum provided in the employment agreement in recognition of Mr. Tyagarajan's outstanding individual performance and contribution to our success. Mr. Tyagarajan is entitled to benefits and perquisites generally available to our other senior executives and is entitled to four weeks vacation and automobile perquisites.

        Under his employment agreement, Mr. Tyagarajan received 904,500 Company options on July 26, 2005.

        If Mr. Tyagarajan's employment is terminated by us for cause (as defined in his employment agreement) or if Mr. Tyagarajan terminates his employment for any reason, for one year following such termination, Mr. Tyagarajan may not engage in or carry on, directly or indirectly, any enterprise, whether as an advisor, principal, agent, partner, officer, director, employee, shareholder, associate or consultant for or on behalf of any of a specified group of five companies. If Mr. Tyagarajan's employment is terminated by us without cause, he will be entitled to a lump sum cash payment equal to 50% of his base salary in effect on the date of termination, in addition to any earned but unpaid base salary and bonus, and will be subject to the above-described restriction for six months following his termination. In addition, under his employment agreement, Mr. Tyagarajan may not, for thirty-six months following the termination of his employment, (a) directly or indirectly solicit any person who is on the date of Mr. Tyagarajan termination our employee or independent contractor, (b) attempt to influence, persuade or induce, or assist any other person in doing so, any entity that is on the date of his termination a client of ours to give up or not commence, a business relationship with us or (c) directly or indirectly solicit for business or corporate opportunity any entity that is one of our clients on the date of his termination.

        Other Named Executive Officers.    We do not have employment agreements with any of our other named executive officers.

2007 Omnibus Incentive Compensation Plan

        We adopted our 2007 Omnibus Incentive Compensation Plan, or the 2007 Plan, on July 13, 2007. The purpose of the 2007 Plan is to promote our interests and the interests of our stockholders by (i) attracting and retaining exceptional directors, officers, employees and consultants (including prospective directors, officers, employees and consultants) and (ii) enabling such individuals to participate in our long-term growth and financial success.

        Types of Awards.    The 2007 Plan provides for the grant of options intended to qualify as incentive share options, or ISOs under Section 422 of the Code, non-qualified share options, or NSOs, share appreciation rights, or SARs, restricted share awards, restricted share units, or RSUs, performance units, cash incentive awards and other equity-based or equity-related awards.

        Plan Administration.    The 2007 Plan is administered by the compensation committee of our board of directors or such other committee as our board may designate to administer the 2007 Plan. Subject to the terms of the 2007 Plan and applicable law, the committee has sole authority to administer the 2007 Plan, including, but not limited to, the authority to (1) designate plan participants, (2) determine the type or types of awards to be granted to a participant, (3) determine the number of our common shares to be covered by, or with respect to which payments, rights or other matters are to be calculated in connection with, awards, (4) determine the terms and conditions of awards, (5) determine the vesting schedules of awards and, if certain performance criteria must be attained in order for an award to vest or be settled or paid, establish such performance criteria and certify whether, and to what extent, such performance criteria have been attained, (6) determine whether, to what extent and under what circumstances awards may be settled or exercised in cash, our common shares, other securities, other awards or other property, or cancelled, forfeited or suspended and the method or methods by which awards may be settled, exercised, cancelled, forfeited or suspended, (7) determine whether, to what extent and under what circumstances cash, our common shares, other securities, other awards, other property and other amounts payable with respect to an award will be deferred either automatically or at the election of the holder thereof or of the committee, (8) interpret, administer, reconcile any inconsistency in, correct any default in and supply any omission in, the 2007 Plan and any instrument or agreement relating to, or award made under, the 2007 Plan, (9) establish, amend, suspend or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the 2007 Plan, (10) accelerate the vesting or exercisability of, payment for or lapse of restrictions on, awards, (11) amend an outstanding award or grant a replacement award for an award previously granted under the 2007 Plan if, in its sole discretion, the committee determines that the tax consequences of such award to us or the participant differ from those consequences that were expected to occur on the date the award was granted or that clarifications or interpretations of, or changes to, tax law or regulations permit awards to be granted that have more favorable tax consequences than initially anticipated and (12) make any other determination and take any other action that the committee deems necessary or desirable for the administration of the 2007 Plan.

        Shares Available For Awards.    Subject to adjustment for changes in capitalization and the provisions described below, the aggregate number of our common shares that may be delivered pursuant to awards granted under the 2007 Plan is 9,406,800, of which the maximum number of shares that may be delivered pursuant to ISOs granted under the 2007 Plan is 9,406,800.

        If an award granted under the 2007 Plan or any Prior Company Stock Plan (as defined below) is forfeited, or otherwise expires, terminates or is cancelled without the delivery of shares, then the shares covered by the forfeited, expired, terminated or cancelled award will be added to the number of shares otherwise available to be delivered pursuant to awards under the 2007 Plan. If shares of the Company (whether issued upon exercise, vesting or settlement of an award or owned by the participant) are surrendered (including shares withheld from delivery on exercise, vesting or settlement of an award) or tendered to the Company in payment of the exercise price of an award or any taxes (including, but not limited to, fringe benefit taxes) required to be withheld or paid or payable in respect of an award (including with respect to, as a result of or with respect to the grant, issuance or, if applicable, exercise, vesting or settlement of an award), such shares will be added to the number of shares otherwise available to be delivered pursuant to awards under the 2007 Plan.

        In the case of options and SARs that are settled in shares, the maximum aggregate number of our common shares with respect to which such options and SARs may be granted to any participant under the 2007 Plan in any fiscal year is 3,618,000. In the case of awards other than options and SARs that are settled in shares, the maximum aggregate number of our common shares with respect to which such awards may be granted to any participant under the 2007 Plan in any fiscal year is 3,618,000. In the case of awards that are settled in cash based on the fair market value (as defined in the 2007 Plan) of our common shares, the maximum aggregate amount of cash that may be paid pursuant to such awards granted to any participant under the 2007 Plan in any fiscal year is equal to the per common share fair market value as of the relevant vesting, payment or settlement date multiplied by 3,618,000, in the case of cash-settled SARs, and 3,618,000, in the case of awards other than cash-settled SARs. In the case of all other awards, the maximum aggregate amount of cash and other property (valued at fair market value) other than common shares that may be paid or delivered pursuant to awards to any participant under the 2007 Plan in any fiscal year is $8,000,000.

        In the event of any recapitalization, stock split, reverse stock split, split-up or spin-off, reorganization, amalgamation, consolidation, combination, repurchase or exchange affecting the shares of our common stock, the committee will make adjustments and other substitutions to awards under the 2007 Plan in order to preserve the value of the awards. In the event of any extraordinary dividend or other extraordinary distribution, the committee may make adjustments and other substitutions to awards under the 2007 Plan in order to preserve the value of the awards.

        The committee may grant awards in assumption of, or in substitution for, outstanding awards previously granted by any company that we acquire or with which we combine. Any shares issued by us through the assumption of or substitution for outstanding awards granted by a company that we acquire will not reduce the aggregate number of shares of our common stock available for awards under the 2007 Plan, except that awards issued in substitution for ISOs will reduce the number of shares of our common stock available for ISOs under the 2007 Plan.

        Any shares of our common stock issued under the 2007 Plan may consist, in whole or in part, of authorized and unissued shares of our common stock or of treasury shares of our common stock.

        Eligible Participants.    Any of our, or our affiliates', directors, officers, employees or consultants (including any prospective directors, officers, employees or consultants) is eligible to participate in the 2007 Plan.

        Stock Options.    The committee may grant both ISOs and NSOs under the 2007 Plan. Except as otherwise determined by the committee in an award agreement, the exercise price for options must be equal to or greater than the fair market value of our common stock on the grant date. In the case of ISOs granted to an employee who, at the time of the grant of an option, owns stock representing more than 10% of the voting power of all classes of our stock or the stock of any of our affiliates, the exercise price cannot be less than 110% of the fair market value of a share of our common stock on the grant date. All options granted under the 2007 Plan will be NSOs unless the applicable award agreement expressly states that the option is intended to be an ISO. All terms and conditions of all grants of ISOs will be subject to and comply with Section 422 of the Code and the regulations promulgated thereunder. All ISOs and NSOs are intended to qualify as "performance-based compensation" under Section 162(m) of the Code.

        The vesting schedule of awards under the 2007 Plan shall be as provided in the applicable award agreement. Except as otherwise set forth in the applicable award agreement, each option will expire upon the earlier of (i) the tenth anniversary of the date the option is granted and (ii) either (x) 90 days after the participant who is holding the option ceases to be a director, officer or employee of us or one of our affiliates for any reason other than the participant's death or (y) six months after the date the participant who is holding the option ceases to be a director, officer or employee of us or one of our affiliates by reason of the participant's death. The exercise price (and any applicable taxes) may be paid with cash (or its equivalent) or, in the sole discretion of the committee, with previously acquired shares of our common stock or through delivery of irrevocable instructions to a broker to sell our common stock otherwise deliverable upon the exercise of the option (provided that there is a public market for our common stock at such time), or a combination of any of the foregoing.

        Stock Appreciation Rights.    The committee may grant SARs under the 2007 Plan either alone or in tandem with, or in addition to, any other award permitted to be granted under the 2007 Plan. SARs granted in tandem with, or in addition to, an award may be granted either at the same time as the award or at a later time. Subject to the applicable award agreement, the exercise price of each share of our common stock covered by a SAR must be equal to or greater than the fair market value of such share on the grant date. Upon exercise of a SAR, the holder will receive cash, shares of our common stock, other securities, other awards, other property or a combination of any of the foregoing, as determined by the committee, equal in value to the excess over the exercise price, if any, of the fair market value of the common stock subject to the SAR at the exercise date. All SARs are intended to qualify as "performance-based compensation" under Section 162(m) of the Code. Subject to the provisions of the 2007 Plan and the applicable award agreement, the committee will determine, at or after the grant of a SAR, the vesting criteria, term, methods of exercise, methods and form of settlement and any other terms and conditions of any SAR.

        Restricted Shares and Restricted Stock Units.    Subject to the provisions of the 2007 Plan, the committee may grant restricted shares and RSUs. Restricted shares and RSUs may not be sold, assigned, transferred, pledged or otherwise encumbered except as provided in the 2007 Plan or the applicable award agreement. Upon the grant of a restricted share, a certificate will be issued and registered in the name of the participant and deposited by the participant, together with a stock power endorsed in blank, with us or a custodian designated by the committee or us. Upon the lapse of the restrictions applicable to such restricted share, we or the custodian, as applicable, will deliver such certificate to the participant or his or her legal representative.

        An RSU will be granted with respect to one share of our common stock or have a value equal to the fair market value of one such share. Upon the lapse of restrictions applicable to an RSU, the RSU may be paid in cash, shares of our common stock, other securities, other awards or other property, as determined by the committee, or in accordance with the applicable award agreement. The committee may, on such terms and conditions as it may determine, provide a participant who holds restricted shares or RSUs with dividends or dividend equivalents, payable in cash, shares of our common stock, other securities, other awards or other property. If a restricted share or RSU is intended to qualify as "qualified performance-based compensation" under Section 162(m) of the Code, the requirements described below in "—Performance Compensation Awards" must be satisfied.

        Performance Units.    Subject to the provisions of the 2007 Plan, the committee may grant performance units to participants. Performance units are awards with an initial value established by the committee (or that is determined by reference to a valuation formula specified by the committee or the fair market value of our common stock) at the time of the grant. In its discretion, the committee will set performance goals that, depending on the extent to which they are met during a specified performance period, will determine the number and/or value of performance units that will be paid out to the participant. The committee, in its sole discretion, may pay earned performance units in the form of cash, shares of our common stock or any combination thereof that has an aggregate fair market value equal to the value of the earned performance units at the close of the applicable performance period. The determination of the committee with respect to the form and timing of payout of performance units will be set forth in the applicable award agreement. The committee may, on such terms and conditions as it may determine, provide a participant who holds performance units with dividends or dividend equivalents, payable in cash, shares of our common stock, other securities, other awards or other property. If a performance unit is intended to qualify as "qualified performance-based compensation" under Section 162(m) of the Code, the requirements below described in "—Performance Compensation Awards" must be satisfied.

        Cash Incentive Awards.    Subject to the provisions of the 2007 Plan, the committee may grant cash incentive awards payable upon the attainment of performance goals. If a cash incentive award is intended to qualify as "qualified performance-based compensation" under Section 162(m) of the Code, the requirements described below in "—Performance Compensation Awards" must be satisfied.

        Other Stock-Based Awards.    Subject to the provisions of the 2007 Plan, the committee may grant to participants other equity-based or equity-related compensation awards, including vested stock. The committee may determine the amounts and terms and conditions of any such awards provided that they comply with applicable laws.

        Performance Compensation Awards.    The committee may designate any award granted under the 2007 Plan (other than ISOs, NSOs and SARs) as a performance compensation award in order to qualify such award as "qualified performance-based compensation" under Section 162(m) of the Code. The committee will, in its sole discretion, designate within the first 90 days of a performance period the participants who will be eligible to receive performance compensation awards in respect of such performance period. The committee will also determine the length of performance periods, the types of awards to be issued, the performance criteria that will be used to establish the performance goals, the kinds and levels of performance goals and any performance formula used to determine whether a performance compensation award has been earned for the performance period.

        The performance criteria will be limited to the following: (1) net income before or after taxes, (2) earnings before or after taxes (including earnings before interest, taxes, depreciation and amortization), (3) operating income, (4) earnings per share, (5) return on stockholders' equity, (6) return on investment or capital, (7) return on assets, (8) level or amount of acquisitions, (9) share price, (10) profitability and profit margins, (11) market share, (12) revenues or sales (based on units or dollars), (13) costs, (14) cash flow, (15) working capital and (17) level of attrition. These performance criteria may be applied on an absolute basis or be relative to one or more of our peer companies or indices or any combination thereof. The performance goals and periods may vary from participant to participant and from time to time. To the extent required under Section 162(m) of the Code, the committee will, within the first 90 days of the applicable performance period, define in an objective manner the method of calculating the performance criteria it selects to use for the performance period.

        The committee may adjust or modify the calculation of performance goals for a performance period in the event of, in anticipation of, or in recognition of, any unusual or extraordinary corporate item, transaction, event or development or any other unusual or nonrecurring events affecting us, any of our affiliates or our financial statements or the financial statements of any of our affiliates, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange, accounting principles, law or business conditions, so long as that adjustment or modification does not cause the performance compensation award to fail to qualify as "qualified performance-based compensation" under Section 162(m) of the Code. In order to be eligible for payment in respect of a performance compensation award for a particular performance period, participants must be employed by us on the last day of the performance period (unless otherwise determined in the discretion of the compensation committee), the performance goals for such period must be satisfied and certified by the committee and the performance formula must determine that all or some portion of the performance compensation award has been earned for such period. The committee may, in its sole discretion, reduce or eliminate the amount of a performance compensation award earned in a particular performance period, even if applicable performance goals have been attained. In no event will any discretionary authority granted to the committee under the 2007 Plan be used to grant or provide payment in respect of performance compensation awards for which performance goals have not been attained, increase a performance compensation award for any participant at any time after the first 90 days of the performance period or increase a performance compensation award above the maximum amount payable under the underlying award.

        Amendment and Termination of the 2007 Plan.    Subject to any applicable law or government regulation, the 2007 Plan may be amended, modified or terminated by our Board of Directors without the approval of our shareholders, to satisfy any requirement of a stockholder approved plan for purposes of Section 162(m) of the Code and to the rules of the NYSE, except that shareholder approval will be required for any amendment that would (i) increase the maximum number of shares of our common stock available for awards under the 2007 Plan, (ii) amend, modify or terminate the requirements under the 2007 Plan with respect to minimum exercise price of options and SARs, (iii) decrease the exercise price of any option or SAR that, at the time of such decrease, has an exercise price less than the then current-fair market value of a common share or cancel, in exchange for cash or any other award, any award or (iv) change the class of employees or other individuals eligible to participate in the 2007 Plan. No modification, amendment or termination of the 2007 Plan that is adverse to a participant will be effective without the consent of the affected participant, unless otherwise provided by the committee in the applicable award agreement.

        The committee may waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate any award previously granted, prospectively or retroactively. However, unless otherwise provided by the committee in the applicable award agreement or in the 2007 Plan, any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely impair the rights of any participant to any award previously granted will not to that extent be effective without the consent of the affected participant. In addition, shareholder approval is required for any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would require shareholder approval under the 2007 Plan.

        The committee is authorized to make adjustments in the terms and conditions of awards in the event of any unusual or nonrecurring corporate event (including the occurrence of a change of control of our company) affecting us, any of our affiliates or our financial statements or the financial statements of any of our affiliates, or of changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange, accounting principles or law whenever the committee, in its discretion, determines that those adjustments are appropriate or desirable, including providing for the substitution or assumption of awards, accelerating the exercisability of, lapse of restrictions on, or termination of, awards or providing for a period of time for exercise prior to the occurrence of such event and, in its discretion, the committee may provide for a cash payment to the holder of an award in consideration for the cancellation of such award.

        Change of Control.    Pursuant to the 2007 Plan, unless otherwise provided in an individual award agreement, in the event of a change of control of our company, the board of directors may provide that existing awards be assumed, substituted or continued. If the board of directors does not make such provision:

  •
  any options and SARs outstanding as of the date the change of control is determined to have occurred will become fully exercisable and vested, as of immediately prior to the change of control;

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  all performance units and cash incentive awards will be paid out as if "target" performance levels had been attained, but pro rated based on the portion of the performance period that elapses prior to the change of control; and

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  all other outstanding awards will automatically be deemed exercisable or vested and all restrictions and forfeiture provisions related thereto will lapse as of immediately prior to such change of control.

        Unless otherwise provided pursuant to an award agreement, a change of control is defined to mean any of the following events, generally:

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  during any period of twenty-four consecutive months, a change in the composition of a majority of our board of directors that is not supported by a majority of the incumbent board of directors;

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  the consummation of a merger, reorganization or consolidation or sale or other disposition of all or substantially all of our assets;

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  the approval by our shareholders of a plan of our complete liquidation or dissolution; or

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  an acquisition by any individual, entity or group (other than General Atlantic Partners (Bermuda) L.P., Oak Hill Capital Partners (Bermuda), L.P. or GE Capital International (Mauritius) or any of their respective affiliates) of beneficial ownership of a percentage of the combined voting power of our then outstanding voting securities entitled to vote generally in the election of directors that is equal to or greater than 20%.

        Term of the 2007 Plan.    No award may be granted under the 2007 Plan after the tenth anniversary of the date the 2007 Plan was approved by our stockholders.

  Prior Equity-Based Compensation Plans

        We have also utilized the following equity-based compensation plans as an additional means to attract able persons to enter and remain in our employ and to provide a means whereby our employees, managers, directors and consultants can acquire and maintain share ownership and to further align the interests of award recipients and our shareholders: the Gecis Global Holdings 2005 Stock Option Plan, the Genpact Global Holdings 2006 Stock Option Plan and the Genpact Global Holdings 2007 Stock Option Plan (collectively, the "Prior Company Stock Plans").

        Now that we have adopted the 2007 Plan, we will no longer issue options under the Prior Company Stock Plans. At March 31, 2007, there were options to purchase 17,685,508 common shares outstanding under the Prior Company Stock Plans at a weighted average exercise price of $6.28 per share, including options held by each of our named executive officers (such amounts give effect to the 2007 Reorganization). Other than the grant to Mr. Cogny indicated in the "Grant of Plan Based Awards Table," we did not grant any Company options to our named executive officers in 2006.

        The terms of each Prior Company Stock Plan are substantially similar. The Prior Company Stock Plans are administered by the compensation committee, which is authorized to, among other things, select the officers and other employees who will receive grants and determine the exercise price and vesting schedule of the options.

        The exercise price per share of our common stock subject to the Company options is set by our compensation committee at the time of grant and is not less than the fair market value of the underlying shares on the date of grant. Prior to our offering, the fair market value was determined by our board of directors or compensation committee, as applicable, as required under our Prior Company Stock Plans.

        Our board of directors may amend, alter, suspend, discontinue or terminate the Prior Company Stock Plans or any award agreement under the Prior Company Stock Plans at any time, subject to any required shareholder approvals. No such amendment, alteration, suspension, discontinuance or termination that would impair the rights of any participant with respect to any option will be effective without the consent of the affected participant, unless such amendment, alternation, suspension, discontinuance or termination is required by applicable law.

        Company options granted under the Prior Company Stock Plans may not be transferred, except in certain limited circumstances.

        We intend to file with the Securities and Exchange Commission a registration statement on Form S-8 covering our common shares issuable under the Prior Company Stock Plans, as required under the Company Stock Plans.

        For a description of the provisions in our Prior Company Stock Plans and related arrangements relating to termination of employment or a change of control, see "—Employment Agreement With Named Executive Officers—Company Stock Plans."

  General Electric Special Bonus Plan

        Messrs. Gour and Maekawa received payments under the General Electric Special Bonus Plan, pursuant to which General Electric agreed to pay such executives a retention bonus payment, provided that the executive remained with us for 18 months following the 2004 Reorganization. See "Prospectus Summary—The Company—2004 Reorganization."

  Retirement Benefits

        We provide our employees in the United States, including Messrs. Bhasin and Tyagarajan, with a tax-qualified defined contribution 401(k) plan, pursuant to which employees may elect to defer pre-tax salary amounts up to the limits set by the Internal Revenue Code. We match 100% of the first 4% of salary deferred by our employees under the 401(k) plan. In addition, we provide our employees in the United States with an additional employer contribution under our tax-qualified defined contribution profit-sharing plan.

        Pursuant to our employment agreement with Mr. Bhasin, following the termination of his employment for any reason, he is entitled to a pension benefit of $190,000, payable on the same terms and conditions as the benefit accrued by Mr. Bhasin under the General Electric Company Pension Plan, as amended and restated as of July 1, 2003.

        We maintain a Gratuity Plan, which is a defined benefit plan required to be provided to all Indian employees by applicable law, including Mr. Gour. In addition, in India, we maintain a Superannuation Plan, which is a defined contribution plan under which we do not make any employer contributions, and a Provident Fund Plan which is a defined contribution plan required under applicable law.

        We do not provide retirement benefits to our other named executive officers.

Outstanding Equity Awards at Fiscal Year End

        The following table provides information regarding each unexercised Company option held by each of our named executive officers as of December 31, 2006. The numbers of options and shares as well as the exercise price of such options are shown having given effect to the 2007 Reorganization.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Awards Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Pramod Bhasin	1,108,013	2,057,738	—	$3.44	7/26/2015	(1)
Pramod Bhasin	—	—	452,250	$3.44	7/26/2015	(2)
Vivek N. Gour	189,945	352,755	—	$3.44	7/26/2015	(1)
N.V. Tyagarajan	316,575	587,925	—	$3.44	7/26/2015	(3)
Patrick Cogny	72,722	135,313	—	$3.44	7/26/2015	(4)
Patrick Cogny	—	18,090	—	$6.51	2/27/2016	(5)
Mitsuru Maekawa	63,315	117,585	—	$3.44	7/26/2015	(1)

        (1)   These Company options were granted on July 26, 2005, and vest with respect to 20% on the first anniversary of January 1, 2005; thereafter, 5% of the Company options vest every three months until the Company options are 100% vested.

        (2)   Mr. Bhasin was granted 452,250 Company options under the Company Stock Plans on July 26, 2005, that are subject to performance-based vesting conditions (the "Company performance options"). Pursuant to the terms of Mr. Bhasin's award agreement, in the event of any "partial exit" (defined as a sale or other disposition, which does not constitute and occurs prior to a change in control, by any of General Atlantic and Oak Hill (other than to General Atlantic, Oak Hill and their respective affiliates) of any number of our common shares or other securities), if the "internal rate of return" (as defined in the award agreement) on a cumulative basis is at least 25% in connection with such partial exit, the Company performance options will vest with respect to a percentage of the Company performance options equal to the product of 0.8 multiplied by the percentage of the aggregate number of common shares beneficially owned by General Atlantic and Oak Hill on January 1, 2005, which have in the aggregate been sold in such partial exit and all prior partial exits. In the event of a partial exit where General Atlantic and Oak Hill realize an internal rate of return on a cumulative basis of at least 30% in connection with such partial exit, the relevant multiple is 0.9. In the event the internal rate of return on a cumulative basis is at least 35%, the relevant multiple is 1.0. Any Company performance options remaining unvested following a partial exit may vest upon the occurrence of other vesting events. We expect that Company performance options with respect to approximately 49,020 shares will vest in connection with the "partial exit" resulting from the offering.

         In addition to potential vesting dates based on "partial exits" described above, the Company performance options will also be subject to vesting upon the earlier of a change in control (as defined in "—Potential Payments Upon Termination or Change of Control—Company Stock Plans") and January 1, 2010, in each case subject to Mr. Bhasin's continued employment. Upon the earlier of such events, the Company performance options will vest with respect to a percentage based on the internal rate of return (as defined in the option award agreement) realized by General Atlantic and Oak Hill. If the internal rate of return is at least 25%, the Company performance options will become vested with respect to a percentage equal to the excess of 80% of the Company performance options over the aggregate percentage of Company performance options that have become vested and exercisable prior to the vesting date pursuant to any partial exit. If the internal rate of return is at least 30%, the Company performance options will become vested with respect to a percentage equal to the excess of 90% of the Company performance options over the aggregate percentage of Company performance options that have become vested prior to the vesting date pursuant to any partial exit. If the internal rate of return is at least 35%, the Company performance options will become vested with respect to a percentage equal to the excess of 100% of the Company performance options over the aggregate percentage of Company performance options that have become vested prior to the vesting date pursuant to any partial exit. See "—Potential Payments Upon Termination or Change of Control" for details on the consequences of certain terminations on the vesting of the Company performance options.

        (3)   These Company options were granted on July 26, 2005, and vest with respect to 20% on the first anniversary of February 2, 2005 and, thereafter, 5% of the Company options vest every three months until the Company options are 100% vested.

        (4)   These Company options were granted on July 26, 2005, and vest with respect to 20% on the first anniversary of March 1, 2005; thereafter, 5% of the Company options vest every three months until the Company options are 100% vested.

        (5)   These Company options were granted on February 27, 2006, and vest with respect to 10% on March 1, 2007; 20% on March 1, 2008; 30% on March 1, 2009; and 40% on March 1, 2010.

Option Exercises

        None of our named executive officers exercised any Company options in the fiscal year ended December 31, 2006.

Pension Benefits

        The chart below provides information on certain pension benefits provided to our named executive officers for the fiscal year ended December 31, 2006.

Name	Plan Name	Number of Years Credited Service (#)	Present Value Accumulated Benefit ($)		Payments during fiscal year last ($)
Pramod Bhasin	Employment Agreement with Mr. Bhasin	not applicable	160,887	(1)	0
Vivek N. Gour	Gratuity Plan for Indian Employees	5.35	26,874	(2)	0

(1)
The accumulated benefit is based on a benefit of $190,000 per year payable to Mr. Bhasin under his employment agreement. The present value has been calculated based on the following assumptions: (a) an annual interest rate of 5.75%; (b) the UK published mortality tables PA(90), suitably adjusted; (c) a commencement date of January 8, 2018; (d) a retirement age of 65; and (e) no death or retirement prior to commencement date.

(2)
We are required to provide all Indian employees with benefits under a Gratuity Plan, which is a defined benefit plan. Assumptions used in the calculation of this amount are included in Note 17 "Employee benefit plans" to our audited financial statements for the fiscal year ended December 31, 2006, included elsewhere in this prospectus.

Nonqualified Deferred Compensation

        We do not provide our named executive officers with any nonqualified deferred compensation.

Potential Payments Upon Termination or Change in Control

        Below is a description of the potential payments and benefits that would be provided to our named executive officers upon termination of their employment or a change in control under their employment agreements and award agreements under the Company Stock Plans.

Employment Agreements with Named Executive Officers

  Pramod Bhasin and N.V. Tyagarajan

        We have entered into employment agreements with Messrs. Bhasin and Tyagarajan, which provide for certain payments and benefits to be paid to each upon certain terminations of employment. See "—Narrative Disclosure to Summary Compensation Table and Grant of Plan-Based Awards Table—Employment Agreements with Named Executive Officers" for a description of these provisions.

Company Stock Plans

        Under the Company Stock Plans, upon the occurrence of a change of control (as defined below) or dissolution or liquidation, our board of directors may provide that all Company options will become immediately exercisable. Our board of directors may also, upon at least ten days' advance notice, cancel any outstanding Company options and pay to the holders of such Company options, in cash or shares, the value of such Company options based upon the price per share received by our other shareholders in the event of a change in control. Our obligations under the Company Stock Plans will be binding upon any successor corporation or organization. The Company Stock Plans require that we make appropriate provisions to preserve optionees' rights under the Company Stock Plans including, where it is intended that Company options survive a change in control, by requiring that outstanding Company options be assumed or that substantially equivalent options be substituted for our outstanding Company options. The term "change in control" for purposes of our Company Stock Plans is defined as the following: (a) the acquisition by any person or entity (other than General Atlantic, Oak Hill or GE Capital International (Mauritius) or any of their respective affiliates (referred to for purposes of this definition as the "Investors"), directly or indirectly, of more than 50% of the combined voting power of the then outstanding securities entitled to vote generally in the election of our directors, including, without limitation, as a result, in whole or part, by reason of a sale or other disposition by General Atlantic, Oak Hill or any of their respective affiliates of their direct or indirect interest in GICo and/or Genpact Global (Lux)) or any successor entities; (b) any merger, consolidation, reorganization, recapitalization, tender or exchange offer or any other transaction with or affecting us, GICo and/or Genpact Global (Lux) as a result of which a person or entity other than an Investor owns after such transaction, directly or indirectly, more than 50% of the combined voting power of the then outstanding securities entitled to vote generally in the election of our directors; or (c) the sale, lease, exchange, transfer or other disposition to any person or entity, other than an Investor, of all or substantially all, of our assets and our consolidated subsidiaries.

        Subject to certain limitations relating to incentive stock options and exemptions available under certain securities regulations, Company options granted under the Company Stock Plans will be subject to adjustment or substitution as to the number, price or kind of share or other consideration subject to such Company options or as otherwise determined by our board of directors to be equitable in the event of changes in our outstanding shares or capital structure by reason of share or extraordinary cash dividends, share splits, reverse share splits, recapitalization, reorganizations, mergers, consolidations, separations, combinations, exchanges or other relevant corporate transactions or changes in capitalization or in the event of any change in applicable laws or any change in circumstances which results in or would result in any substantial dilution or enlargement of the rights granted to, or available for, participants, or which otherwise warrants equitable adjustment because it interferes with the intended operation of the Company Stock Plans.

        Generally, except as described below, our Company option award agreements with our named executive officers do not provide for accelerated vesting upon a termination of employment. With respect to the 3,165,750 Company options granted to Mr. Bhasin on July 26, 2005, in the event Mr. Bhasin's employment agreement is terminated due to death or disability (as defined in his employment agreement), such Company options will become vested as to that number of additional option shares that would have vested if Mr. Bhasin had remained employed by us for an additional period of 12 months following the date of such termination. If Mr. Bhasin's employment is terminated by us without cause (as defined in his employment agreement) or by Mr. Bhasin for good reason (as defined in his employment agreement and described above), the Company options will become vested and exercisable on the date of such termination as to that number of additional option shares that would have vested for an additional 12 months (or in the case of terminations on or prior to December 31, 2006, 24 months). In the event of a change in control of our Company Mr. Bhasin's Company options described above will become fully vested.

        With respect to the Company performance options, If Mr. Bhasin's employment is terminated due to death or disability or, after December 31, 2006, by us without cause or by Mr. Bhasin for good reason, the Company performance options will become vested on the date of such termination as to that number of option shares, if any, that is necessary to vest Mr. Bhasin an additional 20% of the total option shares. See description of performance-based vesting under the "Outstanding Equity Awards at Fiscal Year End" table for consequences of a change in control with respect to the Company performance options.

        In the event Mr. Bhasin's employment is terminated due to death or disability, by us without cause or by Mr. Bhasin for good reason, all his vested Company options and his Company performance options will continue to be exercisable for three years. In the event of a termination by Mr. Bhasin without good reason, all his vested Company options and his Company performance options will be exercisable for 90 days following termination. In the event of termination by us for cause, all his vested and unvested options will terminate.

Termination and Change of Control Potential Payments and Benefits Table

        The amounts included in the table below do not include payments and benefits to the extent they are provided on a non-discriminatory basis to salaried employees generally upon termination of employment. The amounts indicated are based on the payments and benefit that would have been incurred by the company if the named executive officer's employment had terminated as of December 29, 2006, which is the last business day of the fiscal year ended December 31, 2006. Where applicable, the value of one of our common shares on December 29, 2006 was $10.55, which we estimate to be the fair market value of our common shares as of that date.

Name	Involuntary Termination without Cause ($)		Involuntary Termination for Cause ($)		Voluntary Termination with Good Reason (1) ($)		Voluntary Termination without Good Reason ($)		Termination due to Death ($)		Termination due to Disability ($)		Change of Control ($)
Pramod Bhasin
Cash Severance	7,665,521	(2)	—		7,665,521	(2)	2,744,521	(3)	3,744,521	(4)	3,744,521	(4)	5,000,000	(5)
Equity Treatment	10,288,000	(6)	—		10,288,000	(6)	—		5,144,000	(7)	5,144,000	(7)	17,843,250	(8)
Health and Welfare	276,728	(9)	—		276,728	(9)	—		—		—		—
Pension Benefits	160,887	(10)	160,887	(10)	160,887	(10)	160,887	(10)	160,887	(10)	160,887	(10)	—
TOTAL	18,391,136		160,887		18,391,136		2,905,408		9,049,408		9,049,408		22,843,250
N.V. Tyagarajan
Cash Severance	165,000	(11)	—		—		—		—		—		—
Equity Treatment	—		—		—		—		—		—		—
Health and Welfare	—		—		—		—		—		—		—
Pension Benefits	—		—		—		—		—		—		—
TOTAL	165,000		—		—		—		—		—		—

(1)
See definition of good reason in "—Narrative Disclosure to Summary Compensation Table and Grant of Plan-Based Awards Table—Employment Agreements with Named Executive Officers—Pramod Bhasin."

(2)
Amount represents the following: (a) payment in lump sum of an amount equal to a pro-rated bonus for the year in which termination occurs ($994,521); (b) payment of any vested but unpaid portion of the retention bonus, including the portion vesting on such termination of employment, or 75% of the retention bonus ($3,750,000); and (c) payment of an amount equal to the two times the sum of Mr. Bhasin's then current base salary, which was $610,000, and the annual bonus received for the fiscal year preceding the fiscal year of termination, which annual bonus was $850,500 in 2005 ($2,921,000). The formula used to calculate (b) would be different if we assumed Mr. Bhasin's employment terminated after December 31, 2006. See "—Narrative Disclosure to Summary Compensation Table and Grant of Plan-Based Awards Table—Employment Agreements with Named Executive Officers—Pramod Bhasin."

(3)
Amount represents the following: (a) value of pro-rated bonus for the fiscal year of termination assuming the performance criteria for the year are achieved ($994,521); and (b) payment of any vested but unpaid portion of the retention bonus, or 35% of the retention bonus ($1,750,000).

(4)
Amount represents the following: (a) value of pro-rated bonus for the fiscal year of termination assuming the performance criteria for the year achieved ($994,521); and (b) Payment of any vested but unpaid portion of the retention bonus, including the portion vesting on such termination of employment (an additional 12 months of vesting), or 55% of the retention bonus ($2,750,000).

(5)
Value of full retention bonus. Value assumes that no retention bonus would otherwise be paid or have been paid to Mr. Bhasin prior to the change of control.

(6)
Estimated value of vesting of additional 40% of the options held by Mr. Bhasin. The formula used to calculate the percent of Company options that would be subject to accelerated vesting would be different if we assumed Mr. Bhasin's employment terminated after December 31, 2006. See "—Narrative Disclosure to Summary Compensation Table and Grant of Plan-Based Awards Table—Employment Agreement with Named Executive Officers—Pramod Bhasin."

(7)
Estimated value of vesting of additional 20% of the Company options held by Mr. Bhasin, assuming that the share price remains the same as the price on December 29, 2006, over the 12 month period following termination of employment.

(8)
Estimated value of vesting of all unvested Company options held by Mr. Bhasin as of December 29, 2006, assuming the highest internal rate of return achieved for Company performance options.

(9)
Estimated value of providing Mr. Bhasin and his dependents with health benefits at the same level of coverage and benefits as is provided to our US-based senior executives for two years following the date of termination. Amount calculated based on the present value of maximum liability with respect to Mr. Bhasin and his dependents under our applicable benefit plan in effect as of December 29, 2006, which was a self-funded plan.

(10)
See "Pension Benefits" table.

(11)
Value of 50% of Mr. Tyagarajan's base salary in effect as of December 29, 2006 ($330,000).

DIRECTOR COMPENSATION

        Prior to our initial public offering, we did not pay our directors any cash compensation for service on the board of directors and committees of our board of directors. From 2005 to 2006 we granted each of our non-employee directors, other than the chairman of the audit committee of the board of directors, 81,405 Company options, with a per share exercise price equal to the per share fair market value of the underlying shares on the grant date, upon the commencement of his or her service as a director. The directors who received such Company options are as follows: J. Madden, R. Scott and M. Spence. The chairman of the audit committee, J. Barter, received 85,928 Company options, with an exercise price equal to the per share fair market value of the underlying shares on the grant date. Twenty percent of these Company options vest on the first anniversary of the date of the first board of directors meeting attended by the director, and thereafter, vest at the rate of five percent of the Company options per quarter until the Company options are 100% vested on the fifth anniversary of the date of the first board of directors meeting attended by the director, subject to continued service as a director.

        Our practice prior to our initial public offering has been not to provide compensation for employee directors and directors who are designated by our majority shareholders for their service on the board and board committees, although we do reimburse all of our directors for all out-of-pocket business expenses. Following our initial public offering, our non-employee directors will each receive an annual retainer of $40,000, except that Mr. Barter will receive an annual retainer of $75,000 for his service as chairman of the audit committee. In addition, it is currently our policy that following our initial public offering we will grant each of our directors who is appointed to our board of directors by our majority shareholders and who does not already have Company options, 45,225 Company options.

        The following table sets forth the compensation of our directors for the fiscal year ended December 31, 2006. The numbers of options are shown having given effect to the 2007 Reorganization.

Director Compensation

Name	Year	Option Awards ($) (1)		All Other Compensation($)(2)	Total ($)
J. Barter	2006	36,792	(3)	—	36,792
J. C. Madden	2006	37,182	(4)	—	37,182
R. G. Scott	2006	46,243	(5)	—	46,243
A. M. Spence	2006	37,182	(6)	11,783	48,965

        (1)   The amounts shown under this column reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with FAS 123(R) of awards pursuant to our 2005 Stock Option Plan and 2006 Stock Option Plan and thus include amounts from awards granted in and prior to 2006. Assumptions used in the calculation of these amounts are included in Note 18 "Stock-based compensation" to our audited financial statements for the fiscal year ended December 31, 2006 included elsewhere in this prospectus. However, as required, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

        (2)   Amounts under this column represent reimbursement for travel expenses. Other than Mr. Spence, none of our directors were reimbursed for expenses greater than $10,000.

        (3)   As of December 31, 2006, Mr. Barter held 85,928 Company options. The per share grant date fair value of these Company options, which were granted on September 28, 2005, was $0.93.

        (4)   As of December 31, 2006, Mr. Madden held 81,405 Company options. The per share grant date fair value of these Company options, which were granted on September 28, 2005, was $0.93.

        (5)   As of December 31, 2006, Mr. Scott held 81,405 Company options. The per share grant date fair value of these Company options, which were granted on February 27, 2006 was $3.38.

        (6)   As of December 31, 2006, Mr. Spence held 81,405 Company options. The per share grant date fair value of these Company options, which were granted on September 28, 2005, was $0.93.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Shareholders Agreement

        Prior to the consummation of this offering, we and certain affiliates of GE, General Atlantic, Oak Hill and Wachovia (such entities the "Shareholders") will enter into an amended and restated shareholders agreement relating to the common shares the Shareholders hold in us. Pursuant to this agreement, at their respective shareholdings following consummation of this offering, GE will be entitled to nominate two persons to our board of directors and GICo, the investment vehicle owned by General Atlantic and Oak Hill, will be entitled to nominate four persons to our board of directors, and the Shareholders will agree to vote their shares to elect such persons. The number of directors that each of GE and GICo is entitled to appoint is reduced if their respective ownership in us declines below certain levels and such right ceases if such ownership is below 10% of our outstanding common shares.

        In addition, each of the Shareholders is subject to certain restrictions on the transfer of their common shares. GICo, General Atlantic and Oak Hill have agreed not to transfer their shares in us if such transfer would result in a change of control (as defined in the agreement) unless certain conditions are met which require that all outstanding common shares owned by the Shareholders are sold for cash or certain types of marketable securities (or both), provided that a limited number may be exchanged for equity of, or remain outstanding in, the surviving person in certain circumstances. In the event of certain transfers by GICo, each of GE and Wachovia has certain co-sale rights which permit them to sell shares to such transferee on the same terms and conditions.

        GE has agreed that prior to December 31, 2009, it will not make a transfer of our shares if such transfer would result in its owning less than 26,745,000 shares. However, if GICo and its permitted transferees own less than 40,117,500 shares, then GE would be permitted to make a transfer so long as the quotient obtained by dividing its remaining ownership percentage by its ownership percentage as of December 30, 2004 is equal to or greater than the quotient obtained by dividing the ownership percentage of GICo at such time by its ownership percentage as of December 30, 2004.

        Subject to the restrictions on GICo and GE set forth in the two preceding paragraphs, any Shareholder may transfer shares (i) to certain affiliates, subject to the restriction on GICo, General Atlantic and Oak Hill described in the next paragraph and (ii) in a registered offering, a sale pursuant to Rule 144 under the Securities Act, or a sale to a placement agent where an immediate resale pursuant to Regulation S or Rule 144A under the Securities Act is contemplated, subject to certain other limitations.

        Until December 31, 2009, GICo, General Atlantic and Oak Hill are also prohibited from transferring shares to a general partner, limited partner, shareholder, member or other equity holder of General Atlantic or Oak Hill without GE's prior written consent unless such transfer is a sale for value and on arms-length terms that would be subject to the co-sale rights described above.

        GE has agreed to grant GICo, and Wachovia has agreed to grant us, certain rights of first refusal in the event they desire to transfer shares other than to an affiliate or in a registered offering or a sale pursuant to Rule 144.

        The agreement grants the Shareholders certain rights to require us to register for public resale under the Securities Act all common shares that they request be registered after the expiration of the relevant lock-up period following this offering. In addition, the agreement grants the Shareholders piggyback rights on any registration for our account or the account of another Shareholder. These rights are subject to certain limitations, including customary cutbacks and other restrictions. In connection with this offering or the other registrations described above, we will indemnify any selling shareholders and we will bear all fees, costs and expenses, except underwriting discounts and selling commissions and except that the selling shareholders will reimburse us for out of pocket expenses in the case of a second demand registration within the first fifteen months beginning 180 days after the consummation of this offering or 150 days after the consummation of this offering if a waiver of the underwriters lock-up agreement is granted in respect of any Shareholder.

        The Agreement also provides certain information rights to the Shareholders and regulates the parties' conduct concerning corporate opportunities.

Reorganization Agreement

        In order to effectuate making Genpact Limited the holding company for our business and certain other actions in connection therewith, we entered into a Reorganization Agreement with the other parties to the Shareholders Agreement that provided for the shareholders to exchange their shares in GGH and GGL for shares of Genpact Limited. The Reorganization Agreement also provided for the migrations of GGH and GGL from Luxembourg to Bermuda, the assumption by Genpact Limited of stock option plans of GGH and certain other related transactions. GE and GICo also agreed to indemnify us for certain taxes related to GGL.

Our Master Services Agreement with GE

        Our MSA with GE is for a term ending December 31, 2013. It can be renewed for a single three-year term upon mutual written agreement with at least twelve months prior written notice. Under the MSA, GE has agreed to purchase a stipulated minimum dollar amount of services or pay us certain costs in lieu thereof. The minimum annual volume commitment is $360 million for each of the six years beginning January 1, 2005. The annual commitment is then reduced in a phased manner for the final three years of the MSA, with the commitment being $270 million for 2011, $180 million for 2012, and $90 million for 2013. The minimum committed amount is subject to reduction in certain circumstances, including (1) as a result of the termination of any SOWs by GE for cause, (2) as a result of non-performance of services by us due to certain force majeure events or (3) in certain other circumstances relating to business offered to us by GE that we chose not to perform. In the event that the actual purchased dollar volume for any year falls below the minimum volume commitment, GE has agreed to make certain payments to us. The payments GE is required to pay to us if it does not meet the minimum volume commitment are significantly lower than the amount by which GE's purchases fall short of that minimum volume commitment. In the event that GE purchases more than the minimum volume commitment in a given year, it is entitled to a limited credit against future shortfalls.

        Our pricing arrangements with GE vary by SOW and include some time and materials contracts and some fixed price contracts, as well as productivity benefit sharing. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview."

        There is no restriction on our ability to provide services to other parties, except that we have agreed not to allow employees who have performed certain software-related services for GE to work on a similar project for companies that GE names in writing as its competitors for a period of 12 months following the completion of such services to GE. We have the right of first opportunity during the term of the MSA to respond to a request for proposal from GE in respect of any business process services that are (1) similar to those already provided to GE, (2) able to be provided by us in India, China, Hungary or Mexico and (3) anticipated to involve an annual purchase dollar volume in excess of $200,000, so long as GE has not previously terminated such services for cause. GE is not prevented from either negotiating or contracting for the outsourcing of services with other parties thereafter.

        GE can terminate the MSA for cause, which includes the failure to achieve certain performance standards, or upon a change in control of our company, which does not include a change in control arising from an initial public offering. GE can also terminate any pre-existing SOW for convenience, but only with a notice period and, in certain cases, the payment of certain amounts. Following the consummation of this offering GE will lose the ability to terminate the MSA solely based on a change of control of our company. We have agreed to indemnify GE for losses arising from material breaches of any SOW, non-compliance with laws and certain other matters. Our liability is subject to limits in certain cases. We and GE have agreed to mutual non-solicitation of employees until June 2010. In a separate agreement, GE has agreed through December 31, 2009, subject to exceptions, to restrictions on its ability to set up a separate business unit to provide English-language business process services from low-wage countries to certain GE businesses or set up a business that provides outsourcing services from a low-wage country to provide services to third parties.

Our Master Services Agreement with Wachovia

        Our MSA with Wachovia is for a term ending November 30, 2012 and can be renewed by Wachovia for a single two-year term. The MSA covers all services to be provided under SOWs and specifies the pricing methodology for all SOWs. We may propose transactional or fixed pricing for new or amended SOWs, but only if such pricing is as favorable to Wachovia as the prices computed using the methodology in the MSA. Wachovia has agreed to share with us a portion of certain productivity benefits, after certain reimbursements for investments made to facilitate such benefits. Wachovia has not agreed to any volume commitment under the MSA. See "—Wachovia Securities Purchase Agreement and Ancillary Agreement."

        We are entitled to bid on any business process to be outsourced by Wachovia, but Wachovia is not required to use our services exclusively. We have agreed not to perform certain types of services for three of Wachovia's principal competitors. We are obligated to offer Wachovia the opportunity to be a pilot client for, and preferred access to, any advances we have developed in the provision of services substantially similar to the services provided to Wachovia. Wachovia has agreed to not solicit our employees for 12 months following the termination of the MSA.

        Under the MSA, we agree to actively involve Wachovia in the selection of employees who perform their services and employees cannot be assigned to certain key positions without Wachovia's consent. We have agreed to pay certain penalties if we do not achieve certain specified milestones while transitioning the work under SOWs or if we do not achieve certain performance levels. Wachovia has the right, upon the occurrence of certain force majeure type events and regulatory concerns, to take-over the processes we provide for them. Wachovia has the right to periodically benchmark our prices and we must decrease prices if they are found to exceed benchmarked prices beyond certain levels.

        Wachovia can terminate the MSA or any SOW (1) for cause at any time, (2) in the event of a change of control with six months' notice and (3) for convenience with at least 180 days' notice along with the payment of certain costs and charges. Wachovia may also terminate the MSA with lesser periods of notice upon the occurrence of certain adverse events or circumstances with respect to us. We have agreed to provide certain services, if so required by Wachovia, for up to a year following the termination of any SOW in order to assist with the transition of work back to Wachovia. Wachovia has agreed to pay certain costs and, in certain circumstances, termination charges, if SOWs are terminated following any extraordinary event that increases or decreases the estimated average monthly usage of resources above a certain limit. Upon termination of the MSA, Wachovia also has the right to purchase, or in certain circumstances lease, any Delivery Centers or equipment used by us to primarily deliver services to them. We have also agreed to indemnify Wachovia for losses arising from breaches of any our representations, warranties and covenants, non-compliance with laws and certain other factors. We are also liable for certain operational losses suffered by Wachovia as a direct result of a breach by us of our obligations. Our liability is subject to limits in certain cases.

Wachovia Securities Purchase Agreement and Ancillary Agreement

        Wachovia purchased common shares from GE under a securities purchase agreement dated November 30, 2005. We agreed to indemnify Wachovia for losses that arise from breaches of our representations and warranties, provided such losses exceed $5 million. Our liability under that indemnity is capped at $20 million in the aggregate.

        Under the ancillary agreement between us and Wachovia dated November 30, 2005, Wachovia agreed to make a payment to us if the number of our FTEs performing services for Wachovia does not exceed certain specified levels by December 31, 2010 and any one of the following events has occurred: (1) an initial public offering or a change of control event has occurred prior to that date, in which case the payment is due on January 31, 2011; (ii) an initial public offering or a change of control event occurs prior to when the MSA is terminated, in which case the payment is to be made on the termination of the MSA; or (iii) the MSA is terminated prior to an initial public offering or change of control event, in which case the payment is due on the earlier of the initial public offering or the change of control event. The amount of the payment depends on the number of employees performing services for Wachovia at such time as well as the price of our common shares at the time of any initial public offering and the movement of an index comprised of the share prices of certain of our competitors. Wachovia has also agreed, for the period from December 31, 2010 through March 31, 2012, to use commercially reasonable efforts to maintain the number of our FTEs utilized by Wachovia at the December 31, 2010 level.

Tax Matters Agreement

        We are party to a tax matters agreement with two of our shareholders, GICo and GE, relating to the 2004 Reorganization. Under this agreement, GE indemnifies us and GICo for certain tax liabilities that arose either prior to the 2004 Reorganization or relating to the 2004 Reorganization. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Cash Flow from Financing Activities."

PRINCIPAL AND SELLING SHAREHOLDERS

        The following table sets forth, as of August 1, 2007, information regarding the beneficial ownership of our common shares by:

  •
  each person known by us to beneficially own more than 5% of the outstanding common shares;

  •
  each selling shareholder;

  •
  each of our current directors;

  •
  each of our named executive officers; and

  •
  our directors and executive officers as a group.

        Beneficial ownership is determined in accordance with the SEC rules and includes voting or investment power with respect to the securities. Common shares subject to options that are currently exercisable or exercisable within 60 days are deemed to be outstanding and beneficially owned by the person holding such options. Such shares, however, are not deemed to be outstanding for the purposes of computing the percentage ownership of any other person.

        Percentage of beneficial ownership is based on 188,762,290 common shares of Genpact Limited outstanding on August 1, 2007, after giving effect to the 2007 Reorganization.

				Shares Beneficially Owned Immediately After Offering
				Assuming No Exercise of Over- Allotment Option		Assuming Full Exercise of Over- Allotment Option
	Shares Beneficially Owned as of August 1, 2007
			Shares Offered Hereby
Name of Beneficial Owner(2)
	Number(1)	%(1)	Number	Number	%	Number	%
Principal Securityholders:
Genpact Investment Co. (Lux)(3)	118,597,405	62.83	11,764,706	106,832,699	51.76	106,832,699	50.46
GE Capital (Mauritius) Holdings Ltd.(4)	53,829,717	28.52	5,882,353	47,947,364	23.23	47,947,364	22.65
WIH Holdings (Mauritius)(5)	13,835,775	7.33	—	13,835,775	6.70	13,835,775	6.54
Genpact Management Investors, LLC(6)	685,727	*	—	685,727	*	685,727	*
Directors and Named Executive Officers:
Rajat Kumar Gupta(7)	32,562	*	—	32,562	*	32,562	*
Pramod Bhasin(8)	1,934,270	1.02	—	1,934,270	*	1,934,270	*
John Barter(9)	34,371	*	—	34,371	*	34,371	*
J Taylor Crandall(3)	118,597,405	62.83	—	106,832,699	51.76	106,832,699	50.46
Steven Denning(3)	118,597,405	62.83	—	106,832,699	51.76	106,832,699	50.46
Mark F. Dzialga(3)	118,597,405	62.83	—	106,832,699	51.76	106,832,699	50.46
Jagdish Khattar	—	—	—	—	—	—	—
James C. Madden(10)	36,542	*	—	36,542	*	36,542	*
Denis Nayden(3)	118,597,405	62.83	—	106,832,699	51.76	106,832,699	50.46
Gary M. Reiner(11)	53,829,717	28.52	—	47,947,364	23.23	47,947,364	22.65
Robert G. Scott(12)	20,261	*	—	20,261	*	20,261	*
A. Michael Spence(13)	36,542	*	—	36,542	*	36,542	*
Lloyd G. Trotter(14)	53,829,717	28.52	—	47,947,364	23.23	47,947,364	22.65
Vivek N. Gour(15)	288,920	*	—	288,920	*	288,920	*
N.V. Tyagarajan(16)	504,959	*	—	504,959	*	504,959	*
Patrick Cogny(17)	105,827	*	—	105,827	*	105,827	*
Mitsuru Maekawa(18)	108,020	*	—	108,020	*	108,020	*
Directors and executive officers as a group (24 persons)(19)	3,580,233	1.90	—	3,580,233	1.73	3,580,233	1.69

*
Shares represent less than 1% of common shares.

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and/or investment power with respect to the shares shown as beneficially owned.

(2)
Unless noted otherwise, the business address of each beneficial owner is c/o Genpact Limited, Canon's Court, 22 Victoria Street, Hamilton, HM, Bermuda.

(3)
Genpact Investment Co. (Lux) is an investment vehicle owned by various General Atlantic and Oak Hill related investment entities. Includes 59,298,703 shares of our common stock that may be deemed to be beneficially owned as follows: 42,183,911 shares by General Atlantic Partners (Bermuda), L.P., 12,622,322 shares by GAP-W International, L.P., 741,234 shares by GapStar,

  LLC, 2,926,391 shares by GAP Coinvestments III, LLC, 763,174 shares by GAP Coinvestments IV, LLC and 61,671 shares by GAPCO GmbH & Co. KG.

Also includes 59,298,703 shares of our common stock that may be deemed to be beneficially owned as follows: 13,550,939 shares by Oak Hill Capital Partners (Bermuda), L.P., 347,490 shares by Oak Hill Capital Management Partners (Bermuda), L.P., 39,717,085 shares of our common stock beneficially owned by Oak Hill Capital Partners II (Cayman), L.P., 2,500,033 shares by Oak Hill Capital Management Partners II (Cayman), L.P. and 3,183,154 shares by Oak Hill Capital Partners II (Cayman II), L.P.

The general partner of each of Oak Hill Capital Partners (Bermuda), L.P. and Oak Hill Capital Management Partners (Bermuda), L.P. is OHCP GenPar (Bermuda), L.P. Its general partner is OHCP MGP Partners (Bermuda), L.P. and its general partner is OHCP MGP (Bermuda), Ltd. OHCP SLP (Bermuda), Ltd. exercises voting and dispositive control over the shares held by Oak Hill Capital Partners (Bermuda), L.P. and Oak Hill Capital Management Partners (Bermuda), L.P. The general partner of each of Oak Hill Capital Partners II (Cayman), L.P., Oak Hill Capital Management Partners II (Cayman), L.P. and Oak Hill Capital Partners II (Cayman II), L.P. is OHCP GenPar II (Cayman), L.P. Its general partner is OHCP MGP Partners II (Cayman), L.P. and its general partner is OHCP MGP II (Cayman), Ltd. OHCP SLP II (Cayman), Ltd. exercises voting and dispositive control over the shares held by Oak Hill Capital Partners II (Cayman), L.P., Oak Hill Capital Management Partners II (Cayman), L.P. and Oak Hill Capital Partners II (Cayman II), L.P. Figures presented in this footnote have been rounded and as a result do not equal the total number of shares owned by Genpact Investment Co. (Lux).

Messrs. Denning and Dzialga are Managing Directors of General Atlantic LLC and may therefore be deemed to share voting and dispositive power with respect to the shares held by the General Atlantic entities. Messrs. Denning and Dzialga disclaim any beneficial ownership of any shares owned by the General Atlantic entities.

Messrs. Crandall and Nayden are directors of OHCP SLP II (Cayman), Ltd., and Mr. Crandall is a director of OHCP SLP (Bermuda) Ltd., and they may therefore be deemed to share voting and dispositive power with respect to the shares held by the Oak Hill entities. Messrs. Crandall and Nayden disclaim any beneficial ownership of any shares owned by the Oak Hill entities.

The business address of each investment entity affiliated with General Atlantic LLC is Three Pickwick Plaza, Greenwich, CT 06830. The business address of the Oak Hill Partnerships is 201 Main Street, Suite 2415, Fort Worth, TX 76102.

(4)
Includes 53,810,695 and 19,022 shares of our common stock beneficially owned by GE Capital (Mauritius) Holdings Ltd. and GE Capital International (Mauritius), respectively each of which is a subsidiary of the General Electric Company. The business address of GE Capital (Mauritius) Holdings Ltd. and GE Capital International (Mauritius) is Les Cascades Building, Edith Cavell Street, Port-Louis, Mauritius.

(5)
The business address of WIH Holdings is 608 St. James Ct., St. Denis St., Port Louis, Mauritius.

(6)
The business address of Genpact Management Investors, LLC is c/- Genpact US Holdings, Inc., 1251 Avenue of the Americas, Suite 4100, New York, NY.

(7)
This amount includes options to purchase 32,562 shares of our common stock owned by Mr. Gupta which are exercisable within 60 days.

(8)
This amount includes options to purchase 1,582,875 shares of our common stock owned by Mr. Bhasin which are exercisable within 60 days.

(9)
This amount includes options to purchase 34,371 shares of our common stock owned by Mr. Barter which are exercisable within 60 days.

(10)
This amount includes options to purchase 36,542 shares of our common stock owned by Mr. Madden which are exercisable within 60 days.

(11)
Includes 53,810,695 and 19,022 shares of our common stock beneficially owned by GE Capital (Mauritius) Holdings Ltd. and GE Capital International (Mauritius), respectively each of which is a subsidiary of the General Electric Company. Mr. Reiner is a Senior Vice President Chief Information Officer of GE and may therefore be deemed to share voting and dispositive power with respect to the shares. Mr. Reiner disclaims any beneficial ownership of the shares beneficially owned by GE. The business address of Mr. Reiner is c/o General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828.

(12)
This amount includes options to purchase 20,261 shares of our common stock owned by Mr. Scott which are exercisable within 60 days.

(13)
This amount includes options to purchase 36,542 shares of our common stock owned by Mr. Spence which are exercisable within 60 days.

(14)
Includes 53,810,695 and 19,022 shares of our common stock beneficially owned by GE Capital (Mauritius) Holdings Ltd. and GE Capital International (Mauritius), respectively of the General Electric Company. Mr. Trotter is a Vice Chairman of GE and may therefore be deemed to share voting and dispositive power with respect to the shares. Mr. Trotter disclaims any beneficial ownership of the shares beneficially owned by GE. The business address of Mr. Trotter is c/o General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828

(15)
This amount includes options to purchase 271,350 shares of our common stock owned by Mr. Gour which are exercisable within 60 days.

(16)
This amount includes options to purchase 452,250 shares of our common stock owned by Mr. Tyagarajan which are exercisable within 60 days.

(17)
This amount includes options to purchase 105,827 shares of our common stock owned by Mr. Cogny which are exercisable within 60 days.

(18)
This amount includes options to purchase 90,450 shares of our common stock owned by Mr. Maekawa which are exercisable within 60 days.

(19)
Does not include shares beneficially owned by the General Atlantic entities, the Oak Hill Partnerships or the General Electric Company, as to which Messrs. Crandall, Denning, Dzialga, Nayden, Reiner and Trotter may be deemed to share voting and dispositive power as a result of their respective relationships with the relevant entities.

        All share amounts in the above footnotes are as of August 1, 2007 without giving effect to the offering unless otherwise stated. General Atlantic, Oak Hill, GE and Wachovia are parties to a shareholders agreement. See "Certain Relationships and Related Party Transactions."

DESCRIPTION OF SHARE CAPITAL

General

        We are an exempted company organized under the Companies Act 1981 (Bermuda) (the "Companies Act"). We are registered with the Registrar of Companies in Bermuda under registration number 39838. Genpact Limited was incorporated on March 29, 2007 in connection with the 2007 Reorganization. See "Prospectus Summary—The Company—The 2007 Reorganization." Our registered office is located at Canon's Court, 22 Victoria Street, Hamilton HM EX, Bermuda. The rights of our shareholders, including those persons who will become shareholders in connection with this offering, are governed by Bermuda law and our memorandum of association and bye-laws. The Companies Act may differ in some material respects from laws generally applicable to United States corporations and their shareholders. The following is a summary of the material provisions of Bermuda law and our organizational documents, including our memorandum of association and our bye-laws. For more detailed information, please see our memorandum of association and our bye-laws, copies of which, as amended and in effect as of the date of the consummation of this offering, will be filed as exhibits to the registration statement of which this prospectus forms a part.

Share Capital

        Our authorized capital consists of 500,000,000 common shares, $0.01 par value per share and 250,000,000 preference shares, $0.01 par value per share. Immediately following this offering, 206,409,349 common shares and no preference shares will be issued and outstanding. All of our issued and outstanding shares prior to completion of this offering are and will be fully paid up and all of our common shares to be issued in this offering will be issued fully paid up. Immediately prior to this offering, there was no public market for our common shares.

        Pursuant to our bye-laws, and subject to the requirements of the New York Stock Exchange on which our common shares are to be listed, our board of directors is authorized to issue any of our authorized but unissued shares. Upon the consummation of this offering, there will be no limitations on the right of non-Bermudians or non-residents of Bermuda to hold our common shares.

Common Shares

        Holders of our common shares are entitled, subject to the provisions of our bye-laws, to one vote per share on all matters submitted to or requiring a vote of holders of common shares. Unless a different majority is required by Bermuda law or by our bye-laws, resolutions to be approved by holders of common shares may be passed by a simple majority of votes cast at a meeting at which a quorum is present. A quorum consists of at least two shareholders present in person or by proxy and entitled to vote representing more than 50% of the total issued common shares.

        Upon the liquidation, dissolution or winding up of our company, the holders of our common shares are entitled to receive their ratable share of the net assets of our company available after payment of all debts and other liabilities.

        Our common shares have no preemptive, subscription, redemption or conversion rights.

Preference Shares

        Pursuant to Bermuda law and our bye-laws, our board of directors by resolution may establish one or more series of preference shares having such par value, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other rights, qualifications, limitations or restrictions as may be fixed by the board of directors without any shareholder approval. Such rights, preferences, powers and limitations as may be established could also have the effect of discouraging an attempt to obtain control of our company. These preference shares are of the type commonly referred to as "blank-check" preferred stock.

Dividends

        Under Bermuda law, a company may declare and pay dividends from time to time unless there are reasonable grounds for believing that the company is or would, after the payment, be unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than the aggregate of its liabilities and issued share capital and share premium accounts. Under our bye-laws, each common share is entitled to dividends if, as and when dividends are declared by our board of directors. There are no restrictions in Bermuda on our ability to transfer funds (other than funds denominated in Bermuda dollars) in or out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares.

        Any cash dividends payable to holders of our common shares listed on the New York Stock Exchange will be paid to Computershare Trust Company, N.A., our transfer agent in the United States, for disbursement to those holders.

        We have never declared or paid any dividends on our common shares, other than dividends paid to GE in the 2004 Reorganization.

Variation of Rights

        The rights attaching to a particular class, unless otherwise provided for by the terms of issue of the relevant class, may be varied either: (i) with the consent in writing of the holders of 75% of the issued shares of that class; or (ii) with the sanction of a resolution passed by a majority of the votes cast at a general meeting of the relevant class of shareholders at which a quorum consisting of at least two persons holding or representing more than 50% of the issued shares of the relevant class is present. Our bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of existing shares, vary the rights attached to existing shares. In addition, the creation or issue of preference shares ranking prior to common shares will not be deemed to vary the rights attached to common shares or, subject to the terms of any other series of preference shares, to vary the rights attached to any other series of preference shares.

Repurchase of Shares

        At its discretion and without the sanction of a resolution, our board of directors may authorize the purchase by our company of our own shares, of any class, at any price. To the extent permitted by Bermuda law, the shares to be purchased may be selected in any manner whatsoever, upon such terms as our board of directors may determine in its discretion.

Transfer of Common Shares

        Our board of directors may refuse to recognize an instrument of transfer of a common share unless (1) the instrument of transfer is duly stamped, if required by law, and lodged with us, accompanied by the relevant share certificate and such other evidence of the transferor's right to make the transfer as our board of directors may reasonably require, (2) the transfer is in respect of only one class of share and (3) the permission of the Bermuda Monetary Authority has been obtained, if applicable. Subject to such restrictions, a holder of common shares may transfer the title to all or any of his common shares by completing the usual common form or any other form which our board of directors may approve. An instrument of transfer must be signed by the transferor and transferee, although in the case of a fully paid up common share, our board of directors may accept an instrument signed only by the transferor.

Certain Provisions of the Bye-laws and Bermuda Law

        Certain provisions of our memorandum of association, bye-laws and the Companies Act may have an anti-takeover effect, may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your common shares, and may make more difficult the removal of our incumbent directors.

  Election and Removal of Directors

        Our bye-laws provide that our board of directors shall consist of thirteen directors or such lesser or greater number as our board of directors, by resolution, may from time to time determine, provided that, at all times, there shall be no fewer than three directors. However, we may increase the maximum number of directors by resolution of the shareholders. Our board of directors currently consists of thirteen directors. Currently, each director serves in such capacity for such term as we may determine by resolution or, in the absence of such determination, until the termination of the next annual general meeting.

        Our bye-laws state that shareholders may only remove a director for cause. A director may only be removed at a special meeting convened for that purpose provided notice of any such meeting is served upon the director concerned not less than 14 days before the meeting. A director is entitled to attend the meeting and be heard on the motion for his or her removal.

        Our board of directors may fill any vacancy occurring as a result of the death, disability, disqualification or resignation of a director or as a result of an increase in the size of the board of directors and to appoint an alternate director to any director so appointed so long as a quorum of directors remains in office.

        A director may appoint and remove his own alternate director, who may be removed by resolution of the board. An alternate director may also be a director in his own rights and may act as an alternate to more than one director.

        Our bye-laws provide that our directors may be divided into three classes to create a staggered board at any time upon the passing of a board resolution.

  Meetings of Shareholders

        Under Bermuda law, a company is required to convene at least one general meeting of shareholders each calendar year. Our bye-laws provide that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. Our bye-laws provide that a quorum for such a meeting shall be two shareholders holding not less than 50% of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days' advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Under our bye-laws, not less than 10 nor more than 60 days' notice of an annual general meeting and at least five days' notice of a special general meeting, must be given of a special general meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting, by all of the shareholders entitled to attend and vote at such meeting; or (ii) in the case of a special general meeting, by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% in nominal value of the shares entitled to vote at such meeting. The quorum required for a general meeting of shareholders is at least one individual present in person or by proxy at the start of the meeting.

  Shareholder Written Resolutions

        Our bye-laws provide that, except in the case of the removal of auditors, anything which may be done by resolution of the shareholders in a general meeting or by resolution of any class of shareholders in a separate general meeting may be done by resolution in writing, signed by the shareholders (or the holders of such class of shares) who at the date of the notice of the resolution in writing represent such majority of votes as would be required if the resolution had been voted on at a meeting of the shareholders.

        However, our bye-laws also provide that in the event that GE and GICo and any affiliate of any one of them hold, in the aggregate, less than fifty percent (50%) of our outstanding common shares, then we will no longer use shareholder written resolutions.

  Advance Notice Requirements for Nominations

        Our bye-laws contain advance notice procedures with regard to shareholder proposals related to the nomination of candidates for election as directors. These procedures provide that any shareholder entitled to vote for the election of directors may nominate persons for election as directors only if written notice of such shareholder's intent to make such nomination is given to our corporate secretary not later than (i) with respect to an election to be held at an annual general meeting, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting or not later than ten days after notice or public disclosure of the date of the annual meeting is given or made available to shareholders, whichever date is earlier, and (ii) with respect to an election to be held at a special general meeting for the election of directors, the close of business on the tenth day following the date on which notice of such meeting is first given to shareholders.

        A shareholder's notice to our corporate secretary must be in proper written form and must set forth information related to the shareholder giving the notice and the owner on whose behalf the nomination is made, including:

  •
  the name and record address of the shareholder and the owner;

  •
  the class and number of shares of our share capital which are owned and of record by the shareholder;

  •
  a representation that the shareholder is a holder of record of our shares entitled to vote at that meeting and that the shareholder intends to appear in person or by proxy at the meeting to bring the nomination before the meeting; and

  •
  a representation whether the shareholder intends or is part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of our outstanding share capital required to elect the nominee, or otherwise to solicit proxies from shareholders in support of such nomination.

        As to each person whom the shareholder proposes to nominate for election as a director:

  •
  all information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Securities Exchange Act of 1934; and

  •
  the nominee's written consent to being named in the proxy statement as a nominee and to serving as a director if elected.

  Advance Notice Requirements for Shareholder Proposals

        Our bye-laws contain advance notice procedures with regard to shareholder proposals not related to director nominations.

        A shareholder's notice to our corporate secretary must be in proper written form and must set forth, as to each matter the shareholder proposes to bring before the meeting:

  •
  a description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and if such business includes a proposal to amend our bye-laws, the language of the proposed amendment), the reasons for conducting the business at the meeting and any material interest in such business of such shareholder on whose behalf the proposal is made;

  •
  the name and record address of the shareholder;

  •
  the class and number of shares of our share capital which are owned and of record by the shareholder;

  •
  a representation that the shareholder is a holder of record of our shares entitled to vote at the meeting and that the shareholder intends to appear in person or by proxy at the meeting to propose such business; and

  •
  a representation as to whether the shareholder intends or is part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of our outstanding share capital required to approve or adopt the business proposal, or otherwise to solicit proxies from shareholders in support of such proposal.

  Access to Books and Records and Dissemination of Information

        Members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include a company's memorandum of association, including its objects and powers, and any alterations to its memorandum of association. Our shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company's audited financial statements, which must be presented at the annual general meeting. The register of shareholders of a company also is open to inspection by shareholders without charge and by members of the general public on the payment of a fee. We are required to maintain our share register in Bermuda but may, subject to the provisions of Bermuda law, establish a branch register outside Bermuda. We maintain our principal share register in Hamilton, Bermuda. We are required to keep at our registered office a register of directors and officers that is open for inspection for not less than two hours each day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

  Amendments to our Memorandum of Association and Bye-laws

        Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders. Our bye-laws provide that no bye-law shall be rescinded, altered or amended, and no new bye-law shall be made, unless it shall have been approved by a resolution of our board of directors and by a resolution of our shareholders. However, to revoke, alter, or amend certain of our bye-laws it requires the approval of at least two-thirds of the combined voting power of all shareholders entitled to vote thereon.

        Under Bermuda law, the holders of an aggregate of not less than in aggregate 20% in par value of the company's issued share capital or any class thereof have the right to apply to the Bermuda courts for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company's share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within twenty-one days after the date on which the resolution altering the company's memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.

  Board Actions

        Under Bermuda law, the directors of a Bermuda company owe their fiduciary duty principally to the company, rather than the shareholders. Our bye-laws provide that some actions are required to be approved by our board of directors. Actions must be approved by a majority of the votes present and entitled to be cast at a properly convened meeting of our board of directors.

        In addition, pursuant to our bye-laws and our shareholders agreement and to the extent permitted by applicable law, our directors who are affiliated with our major shareholders are not required to present to us corporate opportunities (e.g., acquisitions or new potential clients) that they become aware of unless such opportunities are presented to them expressly in their capacity as one of our directors.

        Our bye-laws contain a provision by virtue of which our shareholders waive any claim or right of action that they have, both individually and on our behalf, against any director or officer in relation to any action or failure to take action by such director or officer, except in respect of any fraud or dishonesty of such director or officer. Our bye-laws also indemnify our directors and officers in respect of their actions and omissions, except in respect of their fraud or dishonesty. The indemnification provided in our bye-laws is not exclusive of other indemnification rights to which a director or officer may be entitled, provided these rights do not extend to his or her fraud or dishonesty.

        Our bye-laws provide that our business is to be managed and conducted by our board of directors. Bermuda law requires that our directors be individuals, but there is no requirement in our bye-laws or Bermuda law that directors hold any of our shares. There is also no requirement in our bye-laws or Bermuda law that our directors must retire at a certain age.

  Related Party Transactions and Loans

        Provided a director discloses a direct or indirect interest in any contract or arrangement with us as required by Bermuda law, such director is entitled to be counted in the quorum and vote in respect of any such contract or arrangement in which he or she is interested unless he or she is disqualified from voting by the decision of a vote of the other directors present at the board meeting and their ruling in relation to the director concerned shall be final and conclusive except in very limited circumstances.

        Under Bermuda law, a director (including the spouse or children of the director or any company of which such director, spouse or children own or control more than 20% of the capital or loan debt) cannot borrow from us, (except loans made to directors who are bona fide employees or former employees pursuant to an employees' share scheme) unless shareholders holding 90% of the total voting rights have consented to the loan.

  Amalgamations and Similar Arrangements

        A Bermuda exempted company may acquire the business of another Bermuda exempted company or a company incorporated outside Bermuda when the business of the target company is within the acquiring company's objects as set forth in its memorandum of association.

        Any amalgamation of our company with another company or corporation (other than certain affiliate companies) first requires the approval of our board of directors and then the approval of our shareholders, by the affirmative vote of a majority of the combined voting power of all of the outstanding common shares, voting together as a single class, subject to any voting rights granted to holders of any preference shares.

  Business Combinations

        Our bye-laws provide a mechanism designed to deal with business combinations including any amalgamation, merger or consolidation of the Company or any subsidiary with any interested shareholder or any other company which is or after such merger, consolidation or amalgamation would be an affiliate or associate of an interested shareholder. This provision does not apply to any shareholder who held 15% or more of the common shares as of July 23, 2007.

        Our bye-laws provide that we will not engage in any business combination with any interested shareholder or any affiliate or associate of any interested shareholder or any person who thereafter would be an affiliate or associate of such interested shareholder for a period of three years following the time that such shareholder became an interested shareholder. The following broad exceptions are set out:

  i)
  if a majority of the Board approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder; or

  ii)
  at or subsequent to such time the business combination is approved by a majority of the board of directors and authorized at an annual or special meeting of the shareholders, and not by written consent, by the affirmative vote of not less than sixty-six and two-thirds percent (66 2/3%) of the votes entitled to be cast by the holders of all the then outstanding voting shares, voting together as a single class, excluding voting shares beneficially owned by any interested shareholder or any affiliate or associate of such interested shareholders. Such affirmative vote shall be required notwithstanding the fact that no vote may be required, or that a lesser percentage or separate class vote may be specified, by law or in any agreement with any national securities exchange or otherwise; or

  iii)
  upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder or any affiliate or associate of the interested shareholder owned at least eighty-five percent (85%) of our voting shares outstanding at the time the transaction commenced; or

  iv)
  in the case of business combination with any interested shareholder or any affiliate or associate of any interested shareholder or any person who thereafter would be an affiliate or associate of such interested shareholder, in which all of the capital shares not already owned by such person are converted into, exchanged for or become entitled to receive, cash and/or securities, and various specific conditions shall have been met.

        Notwithstanding any other provisions of the bye-laws (and notwithstanding the fact that a lesser percentage or separate class vote may be specified by law or the bye-laws), any proposal to amend, repeal or adopt any provision of the bye-laws inconsistent with the bye-law dealing with business combinations, in addition to any other vote required by law, shall require the affirmative vote of the holders of a majority of the voting shares entitled to be cast by the holders of all the then outstanding voting shares, voting together as a single class.

  Takeovers

        Bermuda law provides that where an offer is made for shares of a company and, within four months of the offer, the holders of not less than 90% of the shares which are the subject of the offer accept, the offeror may by notice require the non-tendering shareholders to transfer their shares on the terms of the offer. Dissenting shareholders may apply to the court within one month of the notice objecting to the transfer. The test is one of fairness to the body of the shareholders and not to individuals, and the burden is on the dissentient shareholder to prove unfairness, not merely that the scheme is open to criticism.

  Appraisal Rights and Shareholder Suits

        Under Bermuda law, in the event of an amalgamation of a Bermuda company with another company, a shareholder of the Bermuda company who is not satisfied that fair value has been offered for his or her shares in the Bermuda company may apply to the Bermuda Court to appraise the fair value of his or her shares. Under Bermuda law and our bye-laws, an amalgamation by us with another company would require the amalgamation agreement to be approved by our board of directors and by resolution of our shareholders.

        Class actions and derivative actions are generally not available to shareholders under Bermuda law. However, the Bermuda courts would ordinarily be expected to follow English case law precedent, which would permit a shareholder to commence an action in the name of a company to remedy a wrong done to the company where the act complained of is alleged to be beyond the corporate power of the company or is illegal or would result in violation of the company's memorandum of association or bye-laws. Furthermore, consideration would be given by the Bermuda courts to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company's shareholders than that which actually approved it.

        When the affairs of a company are being conducted in a manner oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Bermuda courts, which may make an order as it sees fit, including an order regulating the conduct of the company's affairs in the future or ordering the purchase of the shares of any shareholder by other shareholders or by the company.

  Discontinuance/Continuation

        Under Bermuda law, an exempted company may be discontinued in Bermuda and continued in a jurisdiction outside Bermuda as if it had been incorporated under the laws of that other jurisdiction. Our bye-laws provide that our board of directors may exercise all our power to discontinue to another jurisdiction without the need of any shareholder approval.

  Indemnification of Directors and Officers

        Our bye-laws provide that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of us or, while a director or officer of us, is or was serving at our request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, whether the basis of such proceeding is the alleged action of such person in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, will be indemnified and held harmless by us to the fullest extent authorized by the Companies Act against all damage or expense, liability and loss reasonably incurred or suffered by such person in connection therewith provided that any such person shall not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the person is seeking indemnification, that person engaged in fraud or acted dishonestly or, in the case of a criminal matter, acted with knowledge that the such conduct was unlawful. Any indemnification is made out of our assets and to the extent that a person is entitled to claim indemnification in respect of amounts paid or discharged by him or her, the relevant indemnity shall take effect as our obligation to reimburse that person making such payment or effecting such discharge. Our bye-laws also provide that we will be indemnified against all liabilities incurred in defending any such proceeding in advance of its final disposition, subject to the provisions of the Companies Act. These rights are not exclusive of any other right that any person may have or acquire under any statute, provision of our memorandum of association, bye-laws, agreement, vote of shareholders or disinterested directors or otherwise. No repeal or modification of these provisions will in any way diminish or adversely affect the rights of any director, officer, employee or agent of us under our memorandum of association in respect of any occurrence or matter arising prior to any such repeal or modification.

        Our bye-laws provide that our shareholders and us waive any claim or right of action against our directors and officers in relation to any action taken by them or any failure by them to take any action in the performance of their duties for us, provided that such waiver shall not apply to any claims or rights of action arising out of the fraud of any such director or officer or to matters that would render the waiver void pursuant to the Companies Act. Notwithstanding anything contained in our bye-laws, any such director of officer shall not be liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the Companies Act.

        Neither the amendment nor repeal of this provision will eliminate or reduce the effect of the provision in respect of any matter occurring, or any cause of action, suit or claim that, but for the provision, would accrue or arise, prior to the amendment or repeal.

        In addition, prior to this offering, we will enter into an indemnity agreement with each of our directors. Pursuant to those indemnity agreements, we will agree to indemnify each of our directors for losses or expenses they may incur in their role as director.

  Foreign Exchange Controls

        We have been designated as a non-resident of Bermuda by the Bermuda Monetary Authority for the purposes of the Exchange Control Act, 1972. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds, other than funds denominated in Bermuda dollars, in and out of Bermuda or to pay dividends to United States residents who are holders of our common shares.

  Transfer of Common Shares to Residents of Bermuda

        The Bermuda Monetary Authority has given its consent for the issue and free transferability of all of the common shares that are the subject of this offering to and between non-residents of Bermuda for exchange control purposes, provided that our common shares remain listed on an appointed stock exchange, which includes the New York Stock Exchange. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.

        In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, we are not bound to investigate or see to the execution of any such trust. We will take no notice of any trust applicable to any of our common shares, whether or not we have been notified of such trust.

Transfer Agent and Registrar

        A register of holders of the common shares will be maintained by Appleby Corporate Services (Bermuda) Ltd, and a branch register will be maintained in the United States by Computershare Trust Company, N.A., who will serve as branch registrar and transfer agent.

New York Stock Exchange Listing

        Our common shares have been approved for listing on the New York Stock Exchange under the symbol "G."

COMMON SHARES ELIGIBLE FOR FUTURE SALE

        Before this offering, there has been no public market for our common shares. We cannot predict the effect, if any, that market sales of common shares or the availability of common shares will have on the market price of our common shares. Sales of substantial amounts of common shares in the public market, or the perception that such sales could occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

        Upon the closing of this offering, we will have outstanding approximately 206,409,349 common shares, assuming no exercise of the underwriters' over-allotment option. All of the common shares sold in this offering will be freely tradable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), except for any common shares that may be acquired by an affiliate of us, as the term "affiliate" is defined in Rule 144 under the Securities Act. Persons who may be deemed to be affiliates generally include individuals or entities that control, are controlled by, or are under common control with, us and may include our directors and officers as well as our significant shareholders. All remaining common shares will be "restricted securities" as defined in Rule 144, and may not be sold other than through registration under the Securities Act or under an exemption from registration, such as the one provided by Rule 144. In addition, certain of our shareholders will have the right to require us to file registration statements covering their shares and we intend to file one or more registration statements on Form S-8 registering a total of 34,000,000 common shares available for issuance under our equity incentive plans (including for options outstanding) as well as common shares held for resale by our existing shareholders that were previously issued under our equity incentive plans. See "Risk Factors—Sales of common shares eligible for future sale may cause the market price of our common shares to decline significantly, even if our business is doing well."

Rule 144

        Generally, Rule 144 provides that a person who has beneficially owned "restricted" shares for at least one year will be entitled to sell on the open market in brokers' transactions, within any three-month period, a number of shares that does not exceed the greater of:

  •
  1% of the then outstanding common shares, which will equal approximately 2,064,093 common shares immediately after this offering, assuming no exercise of the underwriters' over-allotment option; and

  •
  the average weekly trading volume of the common shares on the open market during the four calendar weeks preceding the filing of notice with respect to such sale.

        Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and the availability of current public information about our company.

        In the event that any person who is deemed to be our affiliate purchases common shares in this offering or acquires common shares pursuant to one of our employee benefit plans, sales under Rule 144 of the common shares held by that person are subject to the volume limitations and other restrictions (other than the one-year holding period requirement) described in the preceding two paragraphs.

        Under Rule 144(k), a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the common shares proposed to be sold for at least two years, including the holding period of any prior owner other than our affiliates, is entitled to sell such common shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the closing of this offering.

Rule 701

        Under Rule 701, common shares acquired upon the exercise of certain currently outstanding options or pursuant to other rights granted under our share plans may be resold, to the extent not subject to lock-up agreements, (1) by persons other than affiliates, beginning 90 days after the effective date of this offering, subject only to the manner of sale provisions of Rule 144, and (2) by affiliates, subject to the manner of sale, current public information and filing requirements of Rule 144, in each case, without compliance with the one-year holding period requirement of Rule 144.

Form S-8 Registration Statements

        We intend to file one or more registration statements on Form S-8 under the Securities Act following this offering to register our common shares that are issuable pursuant to our share option plans. These registration statements are expected to become effective upon filing. Common shares covered by these registration statements will then be eligible for sale in the public markets, subject to any applicable lock-up agreements and to Rule 144 limitations applicable to affiliates.

Lock-Up Agreements

        We have agreed not to issue, sell or otherwise dispose of any common shares during a 180-day period following the date of this prospectus. We may, however, grant options to purchase common shares and issue common shares upon the exercise of outstanding or subsequently granted options under our existing equity incentive plans, and we may issue or sell common shares in connection with an acquisition or business combination as long as the acquiror of such common shares agrees in writing to be bound by the obligations and restrictions of our lock-up agreement.

        Our executive officers and directors and certain of our other shareholders have agreed that, for a period of 180 days from the date of this prospectus, they will not, without the prior written consent of Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. on behalf of the underwriters, dispose of or hedge any common shares or any securities convertible into or exercisable or exchangeable for our common shares, subject to certain exceptions. Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. on behalf of the underwriters, in their sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.

        Immediately following the consummation of this offering, the shareholders subject to such lock-up agreements will hold 169,072,652 common shares, representing approximately 81.9% of our then outstanding common shares, or approximately 79.9% if the underwriters exercise their option to purchase additional common shares in full.

CERTAIN MATERIAL BERMUDA AND UNITED STATES FEDERAL TAX CONSEQUENCES

        The following summary of our taxation and the taxation of our shareholders is based upon current law and does not purport to be a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase shares. Legislative, judicial or administrative changes may be forthcoming that could affect this summary.

        The following legal discussion (including and subject to the matters and qualifications set forth in such summary) of the material tax considerations under (1) "Certain Bermuda Tax Considerations" is based upon the advice of Appleby, our Bermuda legal counsel and (2) "U.S. Federal Income Tax Considerations" is based upon the advice of Cravath, Swaine & Moore LLP, our U.S. counsel. Each of these firms has reviewed the relevant portion of this discussion (as set forth above) and believes that such portion of the discussion constitutes, in all material respects, an accurate summary of the relevant income tax considerations relating to the company and the ownership of common shares by investors that are U.S. holders (as defined below). The advice of such firms does not include any factual or accounting matters, determinations or conclusions or facts relating to the business, income, reserves or activities of the company. The advice of these firms relies upon and is premised on the accuracy of factual statements and representations made by the company concerning the business and properties, ownership, organization, source of income and manner of operation of the company.

        The discussion is based on current law. Legislative, judicial or administrative changes or interpretations may be forthcoming that could be retroactive and could materially adversely affect the tax consequences to us and to holders of common shares.

        The tax treatment of a holder of common shares, or of a person treated as a holder of common shares for U.S. federal income, state, local or non-U.S. tax purposes, may vary depending on the holder's particular tax situation. Statements contained in this prospectus as to the beliefs, expectations and conditions of the company as to the application of such tax laws or facts represent the view of management as to the application of such laws and do not represent the advice of counsel.

Certain Bermuda Tax Considerations

        Bermuda does not currently impose any income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax on us or our shareholders, other than shareholders ordinarily resident in Bermuda, if any. There is currently no Bermuda withholding or other tax on principal, interest or dividends paid to holders of the common shares, other than holders ordinarily resident in Bermuda, if any. We cannot assure you that we or our shareholders will not be subject to any such tax in the future. We are not subject to stamp duty on the issue or transfer of our common shares.

        The company has received a written assurance dated March 2007 from the Bermuda Minister of Finance under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, as amended, that if any legislation is enacted in Bermuda imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of that tax would not be applicable to us or to any of our operations, or to our shares, debentures or obligations until March 28, 2016; provided that the assurance is subject to the condition that it will not be construed to prevent the application of such tax to people ordinarily resident in Bermuda and holding such common shares, debentures or other obligations, or to prevent the application of any taxes payable by us in respect of real property or leasehold interests in Bermuda held by us. We cannot assure you that we will not be subject to any such tax after March 28, 2016.

        As an exempted company, we are liable to pay in Bermuda an annual fee based upon our authorized share capital and our share premium account at a current rate of BD$1,870 per annum.

U.S. Federal Income Tax Considerations

        This is a general summary of material U.S. Federal income tax considerations with respect to your acquisition, ownership and disposition of common shares.

        For purposes of this discussion, you are a U.S. holder if you beneficially own our common shares and are:

  •
  a citizen or resident of the United States;

  •
  a corporation or other entity taxable as a corporation created or organized in, or under the laws of, the United States or any political subdivision of the United States; or

  •
  an estate or trust, the income of which is subject to U.S. Federal income taxation regardless of its source.

        This summary is based upon the U.S. Internal Revenue Code of 1986, as amended, or the Code, relevant regulations, rulings and judicial decisions as of the date of this document, all of which are subject to change, possibly with retroactive effect. We cannot assure you that a later change in law will not significantly alter the tax considerations that we describe in this summary. We have not requested a ruling from the U.S. Internal Revenue Service with respect to any of the tax consequences described below. As a result, there can be no assurance that the U.S. Internal Revenue Service will not disagree with or challenge any of the conclusions described below.

        This summary is for general purposes only. It applies to you only if you are a U.S. holder and you hold your common shares as a capital asset (that is, for investment purposes). It does not address any U.S. Federal tax laws other than U.S. Federal income tax laws and it does not address any state, local or foreign tax laws. In addition, this summary does not represent a detailed description of the U.S. Federal income tax consequences to you in light of your particular circumstances. This summary does not address the U.S. Federal income tax consequences applicable to you if you are subject to special treatment under the U.S. Federal income tax laws, including if you are:

  •
  a dealer in securities or currencies;

  •
  a trader in securities if you elect to use a mark-to-market method of accounting for your securities holdings;

  •
  a financial institution;

  •
  a tax-exempt organization;

  •
  a real estate investment trust;

  •
  a regulated investment company;

  •
  an insurance company;

  •
  a person liable for alternative minimum tax;

  •
  a person holding common shares as part of a hedging, integration, conversion or constructive sale transaction, or a straddle;

  •
  a person owning, actually or constructively, 10% or more of our voting shares or 10% or more of the voting shares of any of our non-U.S. subsidiaries;

  •
  a person whose functional currency is not the U.S. dollar; or

  •
  a person receiving common shares as compensation.

        If a partnership or other entity treated as a pass-through entity for U.S. Federal income tax purposes holds common shares, the tax treatment of an interest holder in the entity will generally depend upon the status of the interest holder and the activities of the entity. If a U.S. holder is an interest holder in such an entity holding common shares, such holder is urged to consult its tax advisors.

        WE RECOMMEND THAT YOU CONSULT YOUR OWN TAX ADVISORS CONCERNING THE OVERALL TAX CONSEQUENCES ARISING IN YOUR OWN PARTICULAR SITUATION UNDER U.S. FEDERAL, STATE, LOCAL OR FOREIGN LAW OF ACQUIRING, OWNING AND DISPOSING OF COMMON SHARES.

  Taxation of Distributions

        We do not currently expect to make distributions on our common shares. If we do make distributions on our common shares, those distributions (other than certain pro rata distributions of common shares) will be treated as a dividend to the extent paid out of current or accumulated earnings and profits (as determined under U.S. Federal income tax principles). Should any distribution exceed our current or accumulated earnings and profits, the excess will be treated as a nontaxable return of capital reducing your adjusted tax basis in the common shares to the extent of your adjusted tax basis in those shares. Any remaining excess will be treated as capital gain. If you are an individual, trust or estate, dividends paid on our common shares will generally be treated as "qualified dividend income" that is taxable to you at a preferential maximum rate of 15% (through 2010) provided that (1) we are not a passive foreign investment company, or PFIC, for the taxable year in which the dividend is paid or the immediately preceding taxable year (see discussion below); (2) you have owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend; (3) you are not under an obligation to make related payments with respect to positions in substantially similar or related property; and (4) certain other requirements are met. You should consult your own tax advisor regarding your eligibility for this reduced rate of taxation on dividends in light of your particular circumstances. The amount of the dividend will be treated as foreign-source dividend income to you and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code.

        The amount of a dividend will include any amounts withheld by us or our paying agent in respect of any Bermudian taxes. Subject to applicable limitations that may vary depending upon your circumstances, any Bermudian taxes withheld from dividends on common shares will be creditable against your U.S. Federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. A portion of any dividend we pay might be treated as U.S.-source income for this purpose. The rules governing foreign tax credits are complex and, therefore, you should consult your own tax advisor regarding the availability of foreign tax credits in your particular circumstances. Instead of claiming a credit, you may, at your election, deduct any otherwise creditable Bermudian taxes in computing your taxable income, subject to generally applicable limitations under U.S. law.

  Sale or Other Disposition of Common Shares

        For U.S. Federal income tax purposes, gain or loss you realize on the sale or other disposition of common shares will be capital gain or loss, and will be long-term capital gain or loss if you held the common shares for more than one year, except as provided below with respect to passive foreign investment companies. The amount of your gain or loss will be equal to the difference between your tax basis in the common shares disposed of and the amount realized on the disposition. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.

  Passive Foreign Investment Company Rules

        We believe that we will not be considered a PFIC for U.S. Federal income tax purposes for our current year or in future years. However, since PFIC status depends upon the composition of a company's income and assets and the market value of its assets from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we are treated as a PFIC for any taxable year during which you held common shares, certain adverse consequences could apply.

        If we were treated as a PFIC for any taxable year, gain you recognized on a sale or other disposition of common shares would be allocated ratably over your holding period for the common shares. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax imposed with respect to the amount allocated to such taxable year. Similar rules apply to certain distributions on common shares. An election to mark-to-market our common shares would be available to you to mitigate the adverse consequences resulting from PFIC status, provided that our common shares are traded as "marketable stock." An election to treat us as a qualifying fund, however, would not be available to you because we would not provide the information you need to make the election.

        In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to non-corporate holders would not apply.

  Controlled Foreign Corporation Rules

        We do not expect to be considered a controlled foreign corporation, or a CFC. A corporation is CFC if more than 50% of the total combined voting power of all classes of its shares or more than 50% of the total value of its shares is owned, directly or indirectly by attribution, by 10% shareholders. You are a 10% shareholder if you own at least 10% of the total combined voting power of all classes of our shares, directly or indirectly by attribution. If we were a CFC and you were a 10% shareholder, then you would be required to include in your gross income for a taxable year your pro rata share of our earnings and profits for that year attributable to specified types of income or investments, even if you do not receive any distributions during that year.

  Information Reporting and Backup Withholding

        Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding (currently at a 28% rate) unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

        The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. Federal income tax liability and may entitle you to a refund, provided that you promptly furnish the required information to the Internal Revenue Service.

UNDERWRITERS

        Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. are acting as representatives and joint book-running managers, have severally agreed to purchase, and we and the selling shareholders have agreed to sell to them, severally, the number of common shares indicated below:

Name	Number of Common Shares
Morgan Stanley & Co. Incorporated	9,529,412
Citigroup Global Markets Inc.	6,529,411
J.P. Morgan Securities Inc.	6,529,411
Wachovia Capital Markets, LLC	3,882,353
Merrill Lynch, Pierce, Fenner & Smith Incorporated	3,176,471
Banc of America Securities LLC	1,411,765
Credit Suisse Securities (USA) LLC	1,411,765
Deutsche Bank Securities, Inc.	1,411,765
UBS Securities LLC	1,411,765

Total	35,294,118

        The underwriters are offering the shares subject to their acceptance of the shares from us and the selling shareholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

        The underwriters initially propose to offer part of the shares directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $0.462 a share under the public offering price. No dealer may reallow a concession to other dealers. After the initial offering of the common shares, the offering price and other selling terms may from time to time be varied by the representatives.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 5,294,118 additional shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares as the number listed next to the underwriter's name in the preceding table bears to the total number of shares listed next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total price to the public would be $568,235,304, the total underwriters' discounts and commissions would be $31,252,942, total proceeds to us would be $303,511,772 and total proceeds to the selling shareholders would be $233,470,591.

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of common shares offered by them.

        Our common shares have been approved for quotation on the New York Stock Exchange under the symbol "G."

        Each of us, the selling shareholders, our directors and our executive officers has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any common shares or any securities convertible into or exercisable or exchangeable for common shares;

  •
  file any registration statement with the SEC relating to the offering of any common shares or any securities convertible into or exercisable or exchangeable for common shares; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common shares;

whether any such transaction described above is to be settled by delivery of common shares or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

  •
  the sale of common shares to the underwriters;

  •
  the issuance by us of common shares upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

  •
  the issuance by us of common shares, or options to purchase common shares, pursuant to our equity incentive and compensation plans in existence on the date hereof and described in this prospectus;

  •
  the issuance by us of common shares in connection with our acquisition or merger with or into any other company or an acquisition of assets (provided that the amount of common shares issued in connection with any such transaction does not in the aggregate exceed 15% of our total common shares outstanding at the time of this offering) and the recipients sign a lock-up agreement for the remainder of such 180-day period as if such recipient were a selling shareholder;

  •
  the filing by us of any registration statement on From S-8 relating to the offering of securities pursuant to the terms of a share incentive plan in effect on the date of the underwriting agreement and described in this prospectus;

  •
  transfers by a selling shareholder of common shares or any security convertible into common shares as a bona fide gift;

  •
  distributions and transfers by a selling shareholder of common shares or any security convertible into common shares to limited partners, affiliates or shareholders of a selling shareholder; or

  •
  transactions by any person other than us relating to common shares or other securities acquired in open market transactions after the completion of the offering of the common shares, provided no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of common shares or other securities acquired in such open market transactions.

        The 180-day restricted period described above is subject to extension such that, in the event that either (a) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (b) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the "lock-up" restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

        In order to facilitate the offering of the common shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common shares. Specifically, the underwriters may sell more common shares than they are obligated to purchase under the underwriting agreement, creating a short position in our common shares for their own account. A short sale is covered if the short position is no greater than the number of common shares available for purchase by the underwriters under the over allotment option. The underwriters can close out a covered short sale by exercising the over allotment option or purchasing common shares in the open market. In determining the source of common shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of common shares compared to the price available under the over allotment option. The underwriters may also sell common shares in excess of the over allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, common shares in the open market to stabilize the price of our common shares. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing our common shares in the offering, if the syndicate repurchases previously distributed common shares to cover syndicate short positions or to stabilize the price of our common shares. These activities may raise or maintain the market price of the common shares above independent market levels or prevent or retard a decline in the market price of the common shares. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

        From time to time, the underwriters have provided, and continue to provide, investment banking and other corporate banking services to us. Citibank, N.A., Wachovia Bank, National Association and Bank of America N.A. are lenders under our credit facility which is being repaid in part with the proceeds of this offering.

        We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $9 million. The selling shareholders are paying the underwriting discounts and commissions relating to the common shares they are selling and we are bearing the other expenses.

        We, the selling shareholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Selling Restrictions

  European Economic Area

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of common shares described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the common shares that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

  •
  to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; or

  •
  to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

  •
  in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

        Each purchaser of common shares described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

        For purposes of this provision, the expression an "offer to the public" in any relevant member state means the communication to persons in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

        The sellers of the common shares have not authorized and do not authorize the making of any offer of common shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the common shares as contemplated in this prospectus. Accordingly, no purchaser of the common shares, other than the underwriters, is authorized to make any further offer of the common shares on behalf of the sellers or the underwriters.

  Republic of India

        This document may not be distributed directly or indirectly in India or to Indian citizens and the common shares may not be offered or sold directly or indirectly in India or to, or for the account or benefit of, any resident of India except: (a) as permitted by applicable Indian laws and regulations; and (b) on a private and confidential basis, to such limited investors who are permitted to participate in such an offering and not constituting an offer to the public within the meaning of the Companies Act, 1956. This document is not a prospectus or an advertisement, and should not be circulated to any person other than to whom the offer is made.

  United Kingdom

        Each underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the common shares in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any common shares in, from or otherwise involving the United Kingdom.

  Italy

        Each underwriter has acknowledged and agreed that no prospectus has been nor will be published in Italy in connection with the offering of the common shares and that such offering has not been and will not be subject to any formal review or clearance procedures by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, the "CONSOB") pursuant to Italian securities legislation and accordingly has acknowledged and agreed that the common shares may not and will not be offered, sold or delivered, directly or indirectly, nor may or will copies of this prospectus or any other documents relating to the common shares be distributed, in Italy or to a resident of Italy, except (i) to professional investors (operatori qualificati) within the meaning of Article 31(2) of the CONSOB Regulation No. 11522 of July 1, 1998, as amended, (the "Regulation No. 11522"), or (ii) in other circumstances which are exempted from the rules governing offers of securities to the public pursuant to Article 100 of the Legislative Decree No. 58 of February 24, 1998, as amended (the "Unified Financial Act") and Article 33(1) of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

        Each underwriter has further acknowledged and agreed that any offer, sale or delivery of the common shares or distribution of copies of this prospectus or any other document relating to the common shares in Italy may and will be effected in compliance with any Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary authorized to carry out such activities in Italy in accordance with the Unified Financial Act, Legislative Decree No. 385 of September 1, 1993, as amended (the "Italian Banking Act"), Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Act and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation imposed upon the offer of shares by CONSOB or the Bank of Italy.

        Any investor purchasing the common shares in the context of the offering is solely responsible for ensuring that any offer or resale of the common shares it purchased in context of the offering occurs in compliance with applicable laws and regulations.

        This prospectus and the information contained herein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules governing offers of securities to the public pursuant to Article 100 of the Unified Financial Act and Article 33(1) of CONSOB Regulation No. 11971 of May 14, 1999, as amended, are not to be distributed to any third party resident or located in Italy for any reason. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

        Italy has not wholly implemented the Directive No. 2003/71/EC (the "Prospectus Directive"); the above shall continue to apply to the extent not inconsistent with any further implementing measures of the Prospectus Directive in Italy.

        Insofar as the requirements above are based on laws which are superseded at any time pursuant to the implementation of the Prospectus Directive in Italy, such requirements shall be replaced by the applicable requirements under the relevant implementing measures of the Prospectus Directive in Italy.

  France

        Neither this prospectus nor any other offering material relating to the common shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The common shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the common shares has been or will be:

  •
  released, issued, distributed or caused to be released, issued or distributed to the public in France; or

  •
  used in connection with any offer for subscription or sale of the common shares to the public in France.

Such offers, sales and distributions will be made in France only:

  •
  to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d'investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier; or

  •
  to investment services providers authorized to engage in portfolio management on behalf of third parties; or

  •
  in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l'épargne).

The common shares may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

  Hong Kong

        Each underwriter has represented and agreed that:

        •      it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any common shares other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

        •      it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the common shares, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

  Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore (the "Securities and Futures Act"). Accordingly, the common shares may not be offered or sold or made the subject of an invitation for subscription or purchase nor may this prospectus or any other document or material in connection with the offer or sale or invitation for subscription or purchase of any common shares be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (a) to an institutional investor pursuant to Section 274 of the Securities and Futures Act, (b) to a relevant person, or any person pursuant to Section 275(1A) of the Securities and Futures Act, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act, or (c) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

        Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased common shares, namely a person who is:

  •
  a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  •
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

should note that shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the Securities and Futures Act except:

  •
  to an institutional investor under Section 274 of the Securities and Futures Act or to a relevant person, or any person pursuant to Section 275(1A) of the Securities and Futures Act, and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act;

  •
  where no consideration is given for the transfer; or

  •
  by operation of law.

  United Arab Emirates

        This prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose.

        By receiving this prospectus, the person or entity to whom it has been issued understands, acknowledges and agrees that none of the common shares or prospectus have been approved by the U.A.E. Central Bank, the U.A.E. Ministry of Economy and Planning or any other authorities in the U.A.E., nor has the placement agent, if any, received authorisation or licensing from the U.A.E. Central Bank, the U.A.E. Ministry of Economy and Planning or any other authorities in the United Arab Emirates to market or sell the common shares within the United Arab Emirates. No marketing of the common shares has been or will be made from within the United Arab Emirates and no subscription to the common shares may or will be consummated within the United Arab Emirates. It should not be assumed that the placement agent, if any, is a licensed broker, dealer or investment advisor under the laws applicable in the United Arab Emirates, or that it advises individuals resident in the United Arab Emirates as to the appropriateness of investing in or purchasing or selling securities or other financial products. The interests in the common shares may not be offered or sold directly or indirectly to the public in the United Arab Emirates. This does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

        Nothing contained in this prospectus is intended to constitute investment, legal, tax, accounting or other professional advice. This prospectus is for your information only and nothing in this prospectus is intended to endorse or recommend a particular course of action. You should consult with an appropriate professional for specific advice rendered on the basis of your situation.

        The Company is not intended for, and the common shares are not being offered, distributed, sold or publicly promoted or advertised, directly or indirectly, to, or for the account or benefit of, any person in the Dubai International Financial Centre ("DIFC"). This prospectus is not intended for distribution to any person in the DIFC and any such person that receives a copy of this prospectus should not act or rely on this prospectus and should ignore the same. The Dubai Financial Services Authority has not approved the common shares or the prospectus nor taken steps to verify the information set out in it, and has no responsibility for it.

Pricing of the Offering

        Prior to this offering, there has been no public market for the common shares. The initial public offering price was determined by negotiations among us, the selling shareholders and the representatives of the underwriters. Among the factors considered in determining the initial public offering price were our future prospects and our industry in general, sales, earnings and certain other financial operating information of ours in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

LEGAL MATTERS

        The validity of our common shares offered hereby will be passed on by Appleby, our Bermuda counsel. Certain U.S. securities law matters in connection with this offering will be passed upon for us by Cravath, Swaine & Moore LLP, our U.S. counsel, and for the underwriters by Davis Polk & Wardwell.

EXPERTS

        The consolidated/combined financial statements of Genpact Global Holdings SICAR S.à.r.l. as of December 31, 2005 and 2006, and for each of the years in the three-year period ended December 31, 2006, have been included herein and in the registration statement in reliance upon the report of KPMG, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

        The audit report covering the December 31, 2005 and 2006, consolidated financial statements contains an explanatory paragraph that states that prior to December 30, 2004, the business of Genpact Global Holdings SICAR S.à.r.l. was conducted through various entities and divisions that were wholly-owned by General Electric Company. On December 30, 2004, in the 2004 Reorganization, General Electric Company transferred such operations to Genpact Global Holdings SICAR S.à.r.l. and sold a 60% interest in Genpact Global Holdings SICAR S.à.r.l. through a series of integrated transactions. As these transactions resulted in a change of control of the business, the acquisition was accounted for under the purchase method under Statement of Financial Accounting Standards No. 141, Business Combinations. Consequently, our financial statements for the periods after the acquisition are presented on a new basis of accounting and are not directly comparable to the financial statements for the period prior to the acquisition.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the common shares we propose to sell in this offering. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and the common shares we propose to sell in this offering, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. The registration statement may be inspected without charge at the principal office of the SEC in Washington, D.C. and copies of all or any part of the registration statement may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. The SEC's toll-free number is 1-800-SEC-0330. In addition, the SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Prior to this offering, we were not required to file reports with the SEC.

        Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended. The periodic reports and other information that we file with the SEC will be available for inspection and copying at the SEC's public reference facilities and on the website of the SEC referred to above.

GENPACT GLOBAL HOLDINGS SICAR S.À.R.L.
Index to Consolidated / Combined Financial Statements

CONTENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2005 and 2006 and March 31, 2007	F-3
Consolidated / Combined Statements of Income for the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2006 and 2007	F-5
Consolidated / Combined Statements of Stockholders' Equity and Comprehensive Income (Loss) as of December 31, 2004, 2005 and 2006 and March 31, 2007	F-6
Consolidated / Combined Statements of Cash Flows for the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2006 and 2007	F-10
Notes to the Consolidated / Combined Financial Statements	F-11

Report of Independent Registered Public Accounting Firm

To Board of Directors and Stockholders of
Genpact Global Holdings SICAR S.à.r.l.

        We have audited the accompanying consolidated balance sheets of Genpact Global Holdings SICAR S.à.r.l. (the "Company") and subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of income, stockholders' equity and comprehensive income (loss), and cash flows for the years ended December 31, 2005 and 2006 and the combined statements of income, stockholders' equity and comprehensive income (loss), and cash flows of the Company's predecessor for the year ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the Company's consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2005 and 2006, and the results of their operations and their cash flows for the two year period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States. Further, in our opinion, the Company's predecessor combined financial statements referred to above present fairly, in all material respects, the results of operations of the Company's predecessor and its cash flows for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

        As discussed in Note 1 to the financial statements, prior to December 30, 2004, the business of the Company was conducted through various entities and divisions that were wholly owned by General Electric Company (GE). On December 30, 2004, in the 2004 Reorganization, GE transferred such operations to the Company and sold a controlling interest in the Company. As these transactions resulted in a change of control of the business, the acquisition was accounted for under the purchase method pursuant to Statement of Financial Accounting Standards No. 141, Business Combinations. Consequently, the Company's financial statements for the periods after the acquisition are presented on a new basis of accounting and are not directly comparable to the financial statements for the period prior to the acquisition.

KPMG

May 11, 2007, except as to Notes 1 and 20,
which are as of July 13, 2007
Gurgaon, India

GENPACT GLOBAL HOLDINGS SICAR S.À.R.L.

Consolidated Balance Sheets

(In thousands of U.S. Dollars, except share and per share data)

		As of December 31,		As of March 31,
	Notes	2005	2006	2007
				Unaudited
Assets
Current assets
Cash and cash equivalents		$44,698	$35,430	$37,314
Accounts receivable, net	5	9,919	43,854	59,579
Accounts receivable from a significant shareholder, net	5, 26	64,384	97,397	98,865
Inter-corporate deposits with a significant shareholder	6, 26	35,644	1,010	—
Deferred income taxes	24	1,428	1,144	1,144
Due from a significant shareholder	8, 26	7,812	10,236	4,292
Prepaid expenses and other current assets	8	23,266	53,829	83,381

Total current assets		187,151	242,900	284,575
Property, plant and equipment, net	9	113,513	157,976	156,416
Deferred income taxes	24	237	1,549	1,602
Investment in non-consolidated affiliate		—	—	379
Customer-related intangible assets, net	10	157,419	119,680	117,378
Other intangible assets, net	10	14,413	11,908	11,388
Goodwill	10	477,106	493,452	534,802
Other assets	11	20,363	53,827	57,341

Total assets		$970,202	$1,081,292	$1,163,881

See accompanying notes to the Consolidated / Combined Financial Statements.

GENPACT GLOBAL HOLDINGS SICAR S.À.R.L.

Consolidated Balance Sheets (continued)

(In thousands of U.S. Dollars, except share and per share data)

		As of December 31,		As of March 31,
	Notes	2005	2006	2007
				Unaudited
Liabilities and stockholders' equity
Current liabilities
Short-term borrowings	14	$—	$83,000	$103,375
Current portion of long-term debt	15	20,586	19,383	19,566
Current portion of long-term debt from a significant shareholder	15, 26	—	1,131	1,131
Current portion of capital lease obligations	12	131	64	—
Current portion of capital lease obligations payable to a significant shareholder	12, 26	1,294	1,686	1,966
Accounts payable		7,305	9,230	14,870
Income taxes payable		4,948	1,617	8,476
Deferred income taxes	24	—	1,858	1,984
Due to a significant shareholder	13, 26	11,231	8,928	7,596
Accrued expenses and other current liabilities	13	129,810	136,949	134,510

Total current liabilities		175,305	263,846	293,474
Long-term debt, less current portion	15	137,300	118,657	113,636
Long-term debt from a significant shareholder, less current portion	15, 26	—	3,865	3,865
Capital lease obligations, less current portion	12	65	—	233
Capital lease obligations payable to a significant shareholder, less current portion	12, 26	1,837	3,067	2,302
Deferred income taxes	24	27,541	20,481	23,831
Due to a significant shareholder	16, 26	4,174	7,019	8,229
Other liabilities	16	32,009	39,662	32,906

Total liabilities		378,231	456,597	478,476

Minority interest		—	—	3,364
					Pro Forma Stockholders' equity as of March 31, 2007
					(unaudited)
Stockholders' equity
2% Cumulative Series A convertible preferred stock, 3,078,270, 3,077,868 and 3,077,667 authorized, issued and outstanding, and $196,764, $208,577 and $209,398 aggregate liquidation value as of December 31, 2005 and 2006 and March 31, 2007, respectively; none pro forma	19	95,427	95,414	95,408
5% Cumulative Series B convertible preferred stock, 3,018,270, 3,017,868 and 3,017,667 authorized, issued and outstanding, and $198,695, $216,502 and $218,924 aggregate liquidation value as of December 31, 2005 and 2006 and March 31, 2007, respectively; none pro forma	19	93,567	93,554	93,548
Common stock, $31 par value, 394,000, 394,642 and 395,741 shares authorized, issued and outstanding as of December 31, 2005 and 2006 and March 31, 2007, respectively; 190,889,178 pro forma common shares	19	12,214	12,234	12,268	$1,909
Additional paid-in capital		443,553	482,805	509,916	709,231
Retained earnings		681	5,978	(8,720)	(8,720)
Accumulated other comprehensive income (loss)		(53,471)	(15,295)	14,396	14,396
Treasury stock 20,056 and 12,083 common stock, and 59,000 and 59,000 2% Cumulative Series A convertible preferred stock as of December 31, 2006 and March 31, 2007, respectively; 3,302,247 pro forma common shares	19	—	(49,995)	(34,775)	(34,775)

Total stockholders' equity		591,971	624,695	682,041	$682,041
Commitments and contingencies	27

Total liabilities, minority interest and stockholders' equity		$970,202	$1,081,292	$1,163,881

         See accompanying notes to the Consolidated / Combined Financial Statements.

GENPACT GLOBAL HOLDINGS SICAR S.À.R.L.

Consolidated / Combined Statements of Income

(In thousands of U.S. Dollars, except share and per share data)

					Three months ended March 31,
		Year ended December 31, 2004	Year ended December 31, 2005	Year ended December 31, 2006
	Notes				2006	2007
		(Predecessor)			(unaudited)
Net revenues
Net revenues from services—significant shareholder	26	$408,879	$449,672	$453,305	$109,650	$120,772
Net revenues from services—others		20,256	42,222	158,282	22,246	54,255
Other revenues		—	—	1,460	0	955

Total net revenues		429,135	491,894	613,047	131,896	175,982

Cost of revenue
Services	21, 26	263,597	303,963	359,791	77,986	109,150
Others	21	—	—	1,090	—	735

Total cost of revenue		263,597	303,963	360,881	77,986	109,885

Gross profit		165,538	187,931	252,166	53,910	66,097
Operating expenses:
Selling, general and administrative expenses	22, 26	76,279	117,469	159,203	36,104	48,774
Amortization of acquired intangible assets	10	—	47,010	41,715	11,045	8,972
Foreign exchange (gains) losses, net		7,321	12,784	13,021	3,695	(1,660)
Other operating income	26	—	(6,185)	(4,930)	(1,128)	(563)

Income from operations		81,938	16,853	43,157	4,194	10,574
Other income (expense), net	23	8,219	(6,146)	(9,235)	(554)	(3,580)

Income before share of equity in (earnings)/loss of affiliate, minority interest and income taxes		90,157	10,707	33,922	3,640	6,994
Equity in (earnings)/loss of affiliate		—	—	—	—	73
Minority interest		—	—	—	—	904
Income tax expense (benefit)	24	6,748	(6,397)	(5,850)	(1,428)	4,169

Net income		$83,409	$17,104	$39,772	$5,068	$1,848

Net loss per common share—basic and diluted	20		$(4.00)	$(26.93)	$(6.17)	$(38.91)
Weighted average number of common shares used in computing net loss per common shares—basic and diluted			394,000	392,411	394,000	377,702
Proforma earnings per common share—
Basic				$0.21		$0.01
Diluted				$0.20		$0.01
Weighted average number of proforma common shares used in computing earnings per common share—
Basic				189,151,528		186,509,569
Diluted				195,027,716		194,738,943

See accompanying notes to the Consolidated / Combined Financial Statements.

GENPACT GLOBAL HOLDINGS SICAR S.À.R.L.
Consolidated / Combined Statements of Stockholders' Equity and Comprehensive Income (Loss)
(In thousands of U.S. Dollars, except share and per share data)

	2% Cumulative Series A Convertible Preferred stock		5% Cumulative Series B Convertible Preferred stock		Common stock (Note 19)
									Accumulated Other Comprehensive Income (loss)
	Shares (Nos)	Amounts	Shares (Nos)	Amounts	Shares (Nos)	Amounts	Additional Paid-in Capital	Retained Earnings/		Total Stockholders' Equity	Comprehensive Income (loss)
Predecessor period Note 1
Balance as of January 1, 2004	—	$—	—	$—	38,516,221	$30,294	$39,477	$196,455	$7,129	$273,355
Contribution from a significant shareholder	—	—	—	—	—	—	49,764	—	—	49,764
Expenses not reimbursed by a significant shareholder	—	—	—	—	—	—	—	(17,608)	—	(17,608)
Distribution of dividend to a significant shareholder	—	—	—	—	—	—	—	(4,927)	—	(4,927)
Comprehensive income:
Net income	—	—	—	—	—	—	—	83,409	—	83,409	$83,409
Other comprehensive income:
Minimum pension liability, net	—	—	—	—	—	—	—	—	192	192	192
Unrealized gain on cash flow hedging derivatives, net	—	—	—	—	—	—	—	—	11,643	11,643	11,643
Currency translation adjustments	—	—	—	—	—	—	—	—	10,485	10,485	10,485
Comprehensive income	—	—	—	—	—	—	—	—	—	—	$105,729

Balance as of December 30, 2004	—	$—	—	$—	38,516,221	$30,294	$89,241	$257,329	$29,449	$406,313

Successor period Note 1
Common and Preferred stock issued to acquire Predecessor business
Issuance of Common stock of par value of $34.06 each	—	—	—	—	394,000	13,420	232,042	—	—	$245,462
Issuance of 2% Cumulative Series A convertible Preferred stock of par value $34.06 each	3,060,000	104,223	—	—	—	—	86,415	—	—	190,638
Issuance of 5% Cumulative Series B convertible Preferred stock of par value $34.06 each	—	—	3,000,000	102,180	—	—	84,720	—	—	186,900

Balance as of December 31, 2004	3,060,000	$104,223	3,000,000	$102,180	394,000	$13,420	$403,177	$—	$—	$623,000

See accompanying notes to the Consolidated / Combined Financial Statements.

GENPACT GLOBAL HOLDINGS SICAR S.À.R.L.
Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)
(In thousands of U.S. Dollars, except share and per share data)

	2% Cumulative Series A Convertible Preferred stock		5% Cumulative Series B Convertible Preferred stock		Common stock (Note 19)
									Accumulated Other Comprehensive Income (loss)
	Shares (Nos)	Amounts	Shares (Nos)	Amounts	Shares (Nos)	Amounts	Additional Paid-in Capital	Retained Earnings		Total Stockholders' Equity	Comprehensive Income (loss)
Balance as of January 1, 2005	3,060,000	$104,223	3,000,000	$102,180	394,000	$13,420	$403,177	$—	$—	$623,000
Change in par value of Common stock and preferred stock from $34.06 to $31 per share	—	(9,363)	—	(9,180)	—	(1,206)	19,749	—	—	—
Issuance of 2% Cumulative Series A convertible Preferred stock of par value $31 each	18,270	567	—	—	—	—	571	—	—	1,138
Issuance of 5% Cumulative Series B convertible Preferred stock of par value $31 each	—	—	18,270	567	—	—	571	—	—	1,138
Stock-based compensation expense (Note 18)	—	—	—	—	—	—	3,062	—	—	3,062
Accrual of dividends on Preferred stock	—	—	—	—	—	—	16,423	(16,423)	—	—
Comprehensive income:
Net income	—	—	—	—	—	—	—	$17,104	—	17,104	$17,104
Other comprehensive income:
Unrealized loss on a cash flow hedging derivatives, net	—	—	—	—	—	—	—	—	(30,148)	(30,148)	(30,148)
Currency translation adjustments	—	—	—	—	—	—	—	—	(23,323)	(23,323)	(23,323)
Comprehensive income (loss)	—	—	—	—	—	—	—	—	—	—	$(36,367)

Balance as of December 31, 2005	3,078,270	$95,427	3,018,270	$93,567	394,000	$12,214	$443,553	$681	$(53,471)	$591,971

See accompanying notes to the Consolidated / Combined Financial Statements.

GENPACT GLOBAL HOLDINGS SICAR S.À.R.L.
Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)
(In thousands of U.S. Dollars, except share and per share data)

	2% Cumulative Series A Convertible Preferred stock		5% Cumulative Series B Convertible Preferred stock		Common stock (Note 19)
										Treasury Stock
									Accumulated Other Comprehensive Income (loss)
	Shares (Nos)	Amounts	Shares (Nos)	Amounts	Shares (Nos)	Amounts	Additional Paid-in Capital	Retained Earnings		Common Stock (Nos)	Series A Preferred stock (Nos)	Amounts	Total Stockholders' Equity	Comprehensive Income (loss)
Balance as of January 1, 2006	3,078,270	$95,427	3,018,270	$93,567	394,000	$12,214	$443,553	$681	$(53,471)	—	—	$—	$591,971
Issuance of Common stock on exercise of options	—	—	—	—	642	20	380	—	—	—	—	—	400
Repurchase of Common stock and preferred stock from a significant shareholder	—	—	—	—	—	—	—	—	—	(20,056)	(59,000)	(49,995)	(49,995)
Repurchase and retirement of Cumulative Series A convertible Preferred stock from employees	(402)	(13)	—	—	—	—	(52)	—	—	—	—	—	(65)
Repurchase and retirement of Cumulative Series B convertible Preferred stock from employees	—	—	(402)	(13)	—	—	(52)	—	—	—	—	—	(65)
Stock-based compensation expense (Note 18)	—	—	—	—	—	—	4,501	—	—	—	—	—	4,501
Accrual of dividend on Preferred stock	—	—	—	—	—	—	34,475	(34,475)	—	—	—	—	—
Comprehensive income:
Net income	—	—	—	—	—	—	—	39,772	—	—	—	—	39,772	$39,772
Other comprehensive income:
Unrealized gain on cash flow hedging derivatives, net	—	—	—	—	—	—	—	—	24,333	—	—	—	24,333	24,333
Currency translation adjustments	—	—	—	—	—	—	—	—	14,790	—	—	—	14,790	14,790

Comprehensive income (loss)	—	—	—	—	—	—	—	—	—	—	—	—		$78,895

Adjustments to initially apply to SFAS No. 158, net of taxes	—	—	—	—	—	—	—	—	(947)	—	—	—	(947)

Balance as of December 31, 2006	3,077,868	$95,414	3,017,868	$93,554	394,642	$12,234	$482,805	$5,978	$(15,295)	(20,056)	(59,000)	$(49,995)	$624,695

See accompanying notes to the Consolidated / Combined Financial Statements.

GENPACT GLOBAL HOLDINGS SICAR S.À.R.L.
Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)
(In thousands of U.S. Dollars, except share and per share data)

	2% Cumulative Series A Convertible Preferred stock		5% Cumulative Series B Convertible Preferred stock
					Common stock (Note 19)					Treasury Stock
									Accumulated Other Comprehensive Income (loss)
							Additional Paid-in Capital	Retained Earnings		Common stock (Nos)	Series A Preferred stock (Nos)		Total Stockholders' Equity	Comprehensive Income (loss)
	Shares (Nos)	Amounts	Shares (Nos)	Amounts	Shares (Nos)	Amounts						Amounts
Balance as of December 31, 2006	3,077,868	$95,414	3,017,868	$93,554	394,642	$12,234	$482,805	$5,978	$(15,295)	(20,056)	(59,000)	$(49,995)	$624,695
Issuance of Common stock on exercise of options (unaudited)	—	—	—	—	1,099	34	655	—	—	—	—	—	689
Treasury Stock issued in business combination (unaudited)	—	—	—	—	—	—	8,045	—	—	7,973	—	15,220	23,265
Repurchase and retirement of Cumulative Series A convertible Preferred stock from employees (unaudited)	(201)	(6)	—	—	—	—	(35)	—	—	—	—	—	(41)
Repurchase and retirement of Cumulative Series B convertible Preferred stock from employees (unaudited)	—	—	(201)	(6)	—	—	(35)	—	—	—	—	—	(41)
Stock-based compensation expense (Note 18) (unaudited)	—	—	—	—	—	—	1,935	—	—	—	—	—	1,935
Accrual of dividend on Preferred stock (unaudited)	—	—	—	—	—	—	16,546	(16,546)	—	—	—	—	—
Comprehensive income
Net income (unaudited)	—	—	—	—	—	—	—	1,848	—	—	—	—	1,848	$1,848
Other comprehensive income:
Unrealized gain on cash flow hedging derivatives, net (unaudited)	—	—	—	—	—	—	—	—	17,844	—	—	—	17,844	17,844
Currency translation adjustments (unaudited)	—	—	—	—	—	—	—	—	11,847	—	—	—	11,847	11,847

Comprehensive income (loss) (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	—	$31,540

Balance as of March 31, 2007 (unaudited)	3,077,667	$95,408	3,017,667	$93,548	395,741	$12,268	$509,916	$(8,720)	$14,396	(12,083)	(59,000)	$(34,774)	$682,041

See accompanying notes to the consolidated financial statements.

GENPACT GLOBAL HOLDINGS SICAR S.À.R.L.

Consolidated / Combined Statements of Cash Flows

(In thousands of U.S. Dollars)

				Three months ended
	Year ended December 31,
				March 31, 2006	March 31, 2007
	2004	2005	2006
	(Predecessor)			(unaudited)
Operating activities
Net income	$83,409	$17,104	$39,772	$5,068	$1,848
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation and amortization	24,173	31,206	34,944	7,061	10,814
Amortization of debt issue costs	—	1,103	3,289	233	160
Amortization of acquired intangible assets	—	48,625	43,047	11,400	9,234
Loss (gain) on sale of property, plant and equipment, net	(556)	(268)	(298)	(19)	(46)
Provision for doubtful debts	(571)	1,988	1,446	432	943
Unrealized (gain) loss on revaluation of derivatives	7,100	18,776	(1,812)	(1,993)	(776)
Equity in (earnings)/loss of affiliate	—	—	—	—	73
Minority interest	—	—	—	—	904
Expenses paid by significant shareholder	14,120	—	—	—	—
Expenses not reimbursed by significant shareholder	(17,608)	—	—	—	—
Stock—based compensation expense	—	3,062	4,501	1,172	1,935
Deferred taxes	(2,739)	(13,196)	(8,804)	(432)	(874)
Change in operating assets and liabilities:
Decrease (increase) in accounts receivable	21,408	(43,580)	(64,046)	(20,189)	(11,100)
Decrease (increase) in other assets	(7,028)	(15,329)	(20,919)	(6,686)	(3,236)
(Decrease) increase in accounts payable	3,167	(2,790)	(1,221)	(2,559)	3,506
(Decrease) increase in accrued expenses and other current liabilities	(4,209)	51,795	1,221	(11,455)	(14,037)
Increase in income taxes payable	1,125	827	(3,295)	333	6,486
(Decrease) increase in other liabilities	4,680	7,411	8,743	5,763	2,988

Net cash provided by operating activities	$126,471	$106,734	$36,568	$(11,871)	$8,822

Investing activities
Purchase of property, plant and equipment	(27,747)	(38,415)	(79,217)	(9,929)	(10,671)
Proceeds from sale of property, plant and equipment	4,295	1,631	4,526	643	1,923
Investments in affiliates	—	—	—	—	(452)
Inter-corporate deposits placed	(434,527)	(347,538)	(167,746)	(39,724)	(29,824)
Repayment of inter—corporate deposits placed	337,583	310,821	202,521	64,004	30,834
Payment for business acquisition, net	—	(11,350)	(9,561)	—	(14,771)

Net cash used in investing activities	$(120,396)	$(84,851)	$(49,477)	$14,994	$(22,961)

Financing activities
Repayment of capital lease obligations	(1,610)	(1,535)	(1,647)	(1,286)	(638)
Proceeds from long—term debt	—	—	115,072	—	—
Repayment of long—term debt	—	(19,000)	(144,127)	—	(5,000)
Short-term borrowings, net	10,444	(8,200)	83,000	—	20,375
Contribution from significant shareholder	4,426	—	—	—	—
Repurchase of Common and Preferred stock from a significant shareholder	—	—	(49,995)	—	—
Repurchase of Preferred stock	—	—	(130)	—	(82)
Proceeds from issuance of Common stock	—	—	400	—	689
Proceeds from issuance of Preferred stock	—	2,276	—	—	—
Distribution to significant shareholder	(4,927)	—	—	—	—

Net cash provided by (used in) financing activities	$8,333	$(26,459)	$2,573	$(1,286)	$15,344

Effect of exchange rate changes	1,425	(505)	1,068	1,098	679
Net (decrease) increase in cash and cash equivalents	14,408	(4,576)	(10,336)	1,837	1,205
Cash and cash equivalents at the beginning of the period	15,022	49,779	44,698	44,698	35,430

Cash and equivalents at the end of the period	$30,855	$44,698	$35,430	$47,633	$37,314

Acquisition of business (refer note 1)
Net cash provided by operating activities	—
Investing activity—Purchase of business, net of cash acquired	(126,004)
Financing activity—Proceeds from long-term debt	175,783

Cash and equivalents at the end of the period	$49,779

Supplementary information
Cash paid during the period for interest	$1,001	$9,085	$14,399	$2,785	$3,520
Cash paid during the period for income taxes	$6,757	$4,796	$7,658	$1,339	$1,346
Distribution of inter—corporate deposits to significant shareholder	$299,307	$—	$—	$—	$—
Distribution of other assets to significant shareholder	$1,303	$—	$—	$—	$—
Waiver of liability by significant shareholder	$31,218	$—	$—	$—	$—
Property, plant and equipment acquired under capital lease obligation	$2,573	$2,185	$3,065	$739	$260
Goodwill acquired during the period	$485,234	$9,428	$14,831	$—	$35,610
Intangibles acquired during the period	$223,500	$1,123	$811	$—	$5,494

See accompanying notes to the Consolidated / Combined Financial Statements.

GENPACT GLOBAL HOLDINGS SICAR S.À.R.L.

Notes to the Consolidated / Combined Financial Statements

(In thousands of U.S. Dollars, except share and per share data)

1.    Organization and description of business

        Genpact Global Holdings SICAR S.à.r.l., a Luxembourg entity ("GGH" and together with its subsidiaries, the "Company") is in the business of managing business processes for companies around the world. The Company combines its process expertise, information technology expertise and analytical capabilities, together with operational insight derived from its experience in diverse industries, to provide a wide range of services using its global delivery platform. The Company's service offerings include finance and accounting, collections and customer service, insurance services, supply chain and procurement, analytics, enterprise application services and IT infrastructure services.

        On March 29, 2007, Genpact Limited was incorporated in Bermuda as a subsidiary of GGH. On July 13, 2007, the Company effectuated a transaction that resulted in Genpact Limited owning 100% of the capital stock of GGH. This transaction is referred to as the "2007 Reorganization." This transaction occurred through the shareholders of GGH exchanging their preferred and common shares in GGH for common shares in Genpact Limited. As a result, the only outstanding shares of Genpact Limited upon closing of the IPO will be common shares. In addition, as part of the 2007 Reorganization, Genpact Global (Lux) S.à.r.l., or GGL, one of the principal shareholders of the Company, which has no operations and whose only asset is approximately 63% of the outstanding equity of GGH, also became a subsidiary of Genpact Limited, which issued its common shares in exchange for the transfer. The share and per share amounts in the consolidated financial statements do not give effect to the exchange of preferred and common shares of GGH for common shares of Genpact Limited pursuant to the 2007 Reorganization, except for the pro forma shareholders equity in the consolidated balance sheet and the pro forma earnings per share in note 20.

Successor and Predecessor entities and periods presented

        Prior to December 30, 2004, the business of the Company was conducted through various entities and divisions of the General Electric Company ("GE"). On December 30, 2004, in a series of transactions collectively referred to herein as the "2004 Reorganization", GE transferred such operations to a newly formed entity, GGH. GGH has no operations and de minimis assets from the date of its formation through December 30, 2004. In connection with such transfers, the Company incurred debt of $180,000, $156,859 of which was used to finance in part the consideration for the transfer. GE sold a controlling interest in GGL.

        For the year ended December 31, 2004, the financial statements are presented on a combined basis as all the entities and divisions that were transferred to GGH in the 2004 Reorganization were under the common control of GE (predecessor basis).

        As the 2004 Reorganization resulted in a transfer of control of the Company, the 2004 Reorganization was accounted for under the purchase method pursuant to Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations.

        The application of the purchase method of accounting, which requires assets acquired and liabilities assumed to be recorded at their fair values, creates a new basis of accounting and accordingly results in depreciation and amortization expense of acquired intangible assets in the periods subsequent to December 31, 2004. Accordingly, the financial statements of the predecessor for 2004 are not directly comparable to the Company's financial statements for 2005 and 2006.

        Prior to December 31, 2004, substantially all of the revenues of the Company were derived from services provided to GE entities. In connection with the 2004 Reorganization, GE and Genworth (which was then owned by GE) entered into a Master Services Arrangement ("MSA") with the Company. The GE MSA, which, as amended in 2005, provides that GE will purchase services in an amount not less than a minimum volume commitment ("MVC") of $360,000 each year for six years beginning January 1, 2005, $270,000 in 2011, $180,000 in 2012 and $90,000 in 2013. Revenues in excess of the MVC can be credited, subject to certain limitations, against short falls in the subsequent years.

        Similarly, the Genworth MSA provides that Genworth will purchase services in an amount not less than a MVC of $24,000 per year for five years beginning January 1, 2005, $18,000 in 2010, $12,000 in 2011 and $6,000 in 2012.

        The purchase consideration for the 2004 Reorganization has been allocated to the acquired assets and accrued liabilities as follows:

Fair value of common and preferred stock issued	$623,000
Cash paid	156,859

$779,859

Allocation to assets and liabilities:
Cash and cash equivalents	$30,855
Property, plant and equipment	104,406
Current assets and liabilities, net	(33,246)
Non-current assets	17,817
Non-current liabilities	(48,707)
Intangible assets	223,500
Goodwill	485,234

$779,859

        In connection with the 2004 Reorganization, GE indemnified the Company for potential income tax and other tax related liabilities relating to periods prior to the 2004 Reorganization. Subsequent to the 2004 Reorganization, any income tax adjustments for periods prior to the 2004 Reorganization and related recoveries would be recordable as adjustments to the recorded goodwill. However, because GE has indemnified the Company for these amounts, the net adjustment to goodwill for 2005, 2006 and the three months ending 2007 is $0. Adjustments for taxes other than income taxes are recorded through the income statement, as are any related recoveries from GE pursuant to its indemnities. The Company has elected to adjust any such recoveries for taxes other than income taxes against the related expense. Amounts due from GE for taxes other than income taxes, under such indemnification were $1,532, $545, $197 and $59, respectively, for the years ended December 31, 2005 and 2006 and the three months ended March 31, 2006 and 2007, respectively.

        Additionally, as a part of the 2004 Reorganization, GE agreed to refund certain post-acquisition expenses relating to an employee incentive program for specific employees. During 2005, 2006 and the three months ended March 31, 2006 and 2007, the Company received $3,839, $6,161, $0 and $0, respectively, under the arrangement. The Company has recorded these post-acquisition expenses through the income statement for 2005 and 2006 and the three months ended March 31, 2006 and 2007, and the amounts recovered from GE under the purchase agreement are recorded as an adjustment to recorded goodwill.

2.    Summary of significant accounting policies

a)    Basis of preparation and principles of consolidation

        The accompanying consolidated/combined financial statements have been prepared in conformity with U.S. generally accepted accounting principles.

        The accompanying 2005 and 2006 financial statements have been prepared on a consolidated basis and reflect the financial statements of GGH and all of its subsidiaries that are more than 50% owned and controlled. All material inter-company accounts and transactions within the Company are eliminated in these consolidated financial statements.

        As more fully discussed in note 1, the financial statements for the period prior to the 2004 Reorganization reflect the combined financial statements of the predecessor.

        Unaudited interim Financial Statements.    The unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial reporting and the requirements of Form 10-Q and Rule 10.01 of Regulation S-X. Accordingly, they do not include certain information and note disclosures required by generally accepted accounting principles for annual financial reporting and should be read in conjunction with the consolidated financial statements and notes thereto included in the Annual Consolidated Financial Statements of GGH for the fiscal year ended December 31, 2006. All information included in the notes to the consolidated financial statements as of March 31, 2007 and March 31, 2006 and for the three months ended March 31, 2007 is unaudited.

        The unaudited interim financial statements reflect all adjustments (of a normal and recurring nature) which management considers necessary for a fair presentation of the results of operations for these periods. The results of operations for the interim periods are not necessarily indicative of the results for the full year.

        During the quarter ended March 31, 2007, the Company acquired E-Transparent B.V. and certain related entities, which are controlling partners in a partnership known as ICE. Accordingly, from the date of acquisition, the financial statements of ICE have been reflected in the Company's financial statements.

b)    Use of estimates

        The preparation of consolidated / combined financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment, intangibles and goodwill; valuation allowance for receivables and deferred tax assets; valuation of derivative instruments; valuation of share-based compensation and assets and obligations related to employee benefits. Management believes that the estimates used in the preparation of the consolidated financial statements are prudent and reasonable. Although these estimates are based upon management's best knowledge of current events and actions, actual results could differ from these estimates.

c)    Revenue recognition

        The Company derives its revenue primarily from business process services, which are provided on both time-and-materials and fixed-price basis. The Company recognizes revenue from services under time-and-materials contracts when persuasive evidence of an arrangement exists; the sales price is fixed or determinable; and collectability is reasonably assured. Such revenues are recognized as the services are provided. The Company's fixed-price contracts include contracts for application maintenance and support services. Revenues on these contracts are recognized ratably over the term of the agreement. The Company accrues for revenue and receivables for the services rendered between the last billing date and the balance sheet date.

        Revenue with respect to fixed-price contracts for development of software is recognized on a percentage of completion method. Guidance has been drawn from paragraph 95 of Statement of Position (SOP) 97-2, Software Revenue Recognition, to account for revenue from fixed price arrangements for software development and related services in conformity with SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. The input (effort expended) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates.

        The Company has deferred the revenue and the costs attributable to certain process transition activities where such activities do not represent the culmination of a separate earnings process. Such revenue and costs are subsequently recognized ratably over the period in which the related services are performed. Further, the deferred costs are limited to the amount of the deferred revenues.

        Revenues are reported net of value-added tax, business tax and applicable discounts and allowances.

        Reimbursements of out of pocket expenses received from customers have been included as part of revenues in accordance with EITF 01-14, Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred.

d)    Cash and cash equivalents

        Cash and cash equivalents consist of cash balances and all highly liquid investments purchased with an original maturity of three months or less.

e)    Property, plant and equipment, net

        Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Expenditures for replacements and improvements are capitalized whereas the cost of maintenance and repairs are charged to earnings as incurred. The Company depreciates and amortizes all property, plant and equipment using the straight-line method over the following estimated economic useful lives of the assets:

Years
Buildings	40
Furniture and fixtures	4
Computer equipment and servers	3-4
Plant, machinery and equipment	4
Computer software	4
Leasehold improvements	Lesser of lease period or 6 years
Vehicles	3-4

        The cost of software purchased for internal use is accounted for under American Institute of Certified Public Accountants Statement of Position (SOP) 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use.

        Advances paid towards acquisition of property, plant and equipment outstanding as of each balance sheet date and the cost of property, plant and equipment not put to use before such date are disclosed under "Capital work in progress" in note 9.

f)    Business combinations, goodwill and other intangible assets

        Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations requires that the purchase method of accounting be used for all business combinations. SFAS No. 141 specifies criteria as to intangible assets acquired in a business combination that must be recognized and reported separately from goodwill. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, all assets and liabilities of the acquired businesses including goodwill are assigned to reporting units.

        Goodwill represents the cost of the acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased. Goodwill is not amortized but is tested for impairment at least on an annual basis on September 30, relying on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Goodwill of a reporting unit will be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

        Intangible assets acquired individually or with a group of other assets or in a business combination, are carried at cost less accumulated amortization based on their estimated useful lives as follows:

Customer-related intangible assets	3-10 years
Marketing-related intangible assets	1-5 years
Contract-related intangible assets	1 year

        The intangible assets are amortized using a discounted cash flow method in each period which reflects the pattern in which their economic benefits are consumed or otherwise used up.

g)    Impairment of long-lived assets

        Long-lived assets, including certain intangible assets, to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Such assets are required to be tested for impairment if the carrying amount of the assets is higher than the future undiscounted net cash flows expected to be generated from the assets. The impairment amount to be recognized is measured by the amount by which the carrying value of the assets exceeds its fair value determined using the discounted cash flow approach.

h)    Functional and foreign currency translations

        The consolidated financial statements are reported in US Dollars. The functional currency for subsidiaries organized in Europe is the Euro and the functional currencies of subsidiaries organized in

China, India, Japan, the Philippines and the U.K. are their respective local currencies. The functional currency of all other legal entities forming part of the Company is the US Dollar. The translation of the functional currencies of the respective subsidiaries into US Dollars is performed for balance sheet accounts using the exchange rates in effect as of the balance sheet date and for revenues and expense accounts using a monthly average exchange rate prevailing during the respective period. The gains or losses resulting from such translation are reported under accumulated other comprehensive income (losses), net, a separate component of stockholders' equity.

        Monetary assets and liabilities of each subsidiary denominated in currencies other than the subsidiary's functional currency are translated into the respective functional currency at the rates of exchange prevailing at the balance sheet date. Transactions of each subsidiary in currencies other than the subsidiary's functional currency are translated into the respective functional currency at the average monthly exchange rate prevailing during the period of the transaction. The gains or losses resulting from foreign currency transactions are included in the consolidated statements of income.

i)    Loans held for sale

        In 2006, the Company acquired MoneyLine Lending Services, Inc. One of its activities is to fund and hold for sale mortgage loans. Such loans held for sale are carried at the lower of cost or market value, which is determined on an individual loan basis. Market value is equal to the amount of unpaid principal, reduced by market valuation adjustments and increased or reduced by net deferred loan origination fees and costs. It is the Company's intention to sell loans in the secondary market as soon as practical and it is not expected that loans will be held on the Company's books for periods in excess of forty five days. See note 28.

j)    Derivative instruments and hedging activities

        In the normal course of business, the Company uses derivative financial instruments to manage foreign currency exchange rate and interest rate risk. The Company purchases forward foreign exchange contracts to mitigate the risk of changes in foreign exchange rates on inter-company transactions and forecasted transactions denominated in foreign currencies.

        The Company designates derivative contracts as cash flow hedges if they satisfy the criteria for hedge accounting under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. Changes in fair values of derivatives designated as cash flow hedges are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions occur and are then recognized in the consolidated statements of income included in foreign exchange losses, net under operating expenses and other income (expense). Changes in fair value of derivatives not designated as hedging instruments and the ineffective portion of derivatives designated as cash flow and interest rate hedges are recognized in the consolidated statements of income and are included in foreign exchange losses, net under operating expenses and other income (expense).

        In respect of derivatives designated as hedges, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Company also formally assesses, both at the inception of the hedge and on an ongoing basis, whether each derivative is highly effective in offsetting changes in fair values or cash flows of the hedged item. If it is determined that a derivative or a portion thereof is not highly effective as a hedge, or if a derivative ceases to be a highly effective hedge, the Company will prospectively discontinue hedge accounting with respect to that derivative.

        In all situations in which hedge accounting is discontinued and the derivative is retained, the Company continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent change in its fair value in the consolidated statement of income. When it is probable that a forecasted transaction will not occur, the Company discontinues hedge accounting and recognizes immediately in the consolidated statement of income the gains and losses attributable to such derivative that were accumulated in other comprehensive income.

k)    Income taxes

        The Company accounts for income taxes pursuant to the provisions of SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases and all operating losses carried forward, if any. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Statement of Income in the period that includes the enactment date. Deferred tax assets are recognized in full, subject to a valuation allowance that may reduce the amount recognized to that which is more likely than not to be realized. In the case of an entity that benefits from a corporate tax holiday, deferred tax assets or liabilities for existing temporary differences are recorded only to the extent such temporary differences are expected to reverse after the expiry of the tax holiday.

        The current tax liability in relation to the interim consolidated financial statements for the three months ended March 31, 2007 and March 31, 2006 is provided based on the effective tax rate for the entire fiscal year.

        The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (FIN 48), on January 1, 2007. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement.

        There have been no events since the adoption of FIN 48 that have had a material impact on the liability for uncertain tax positions.

        As of January 1, 2007, the Company had an unrecognized tax benefit for uncertain tax positions equal to $8,646. Of that amount, $2,579 relates to periods commencing on or after January 1, 2005, and which would impact the effective tax rate if the underlying issues were favorably resolved. The remaining balance amount of $6,067 relates to liabilities for uncertain tax positions taken in periods ending on or prior to the 2004 reorganization. Interest and penalties recognized in accordance with the guidance provided in FIN 48, if any, are being classified as income tax expense. As of January 1, 2007, the liability for uncertain tax positions included approximately $1,283 of estimated interest and $0 penalties.

        For federal, state and foreign tax purposes, the tax filings of the Company's subsidiaries in the U.S, Hungary, Romania and Mexico remain subject to audit for years 2005 and forward. Income tax filings of the Company's subsidiary in India are subject to examination by Indian taxing authorities for Indian tax years 2004-2005 and forward. Income tax filings of the Company's subsidiary in China are subject to examination by China taxing authorities for years 2000 and forward. Management believes that the outcome of these examinations, and of other pending litigations in India in respect of prior years, will not have a material impact on the Company's consolidated financial statements.

        There have been no events since the adoption of FIN 48 that have had a material impact on the liability of uncertain tax positions.

l)    Retirement benefits

        Contributions to defined contribution plans are charged to consolidated statements of income in the period in which services are rendered by the covered employees. Current services cost for defined benefit plans are accrued in the period to which they relate. In accordance with SFAS No. 87, Employers' Accounting for Pensions, the liability in respect of defined benefit plans is calculated annually by the Company using the projected amount credit method. Prior service cost, if any, resulting from an amendment to a plan is recognized and amortized over the remaining period of service of the covered employees. The Company recognizes its liabilities for compensated absences in accordance with the employee benefit policy of the Company.

        As of December 31, 2006, the Company adopted SFAS No. 158, Employer's Accounting for Defined Benefit Pensions and Other Post Retirement Benefits.

        On adoption of SFAS No.158, the Company recorded the funded status of its defined benefit pension and post retirement plan as a liability on its consolidated balance sheet with a corresponding offset, net of taxes, recorded in accumulated other comprehensive income within stockholder's equity resulting in an after tax decrease in equity of $947. The following table shows the effects of adopting SFAS No.158 at December 31, 2006 on individual line items in the consolidated balance sheet as of December 31, 2006:

	Before application of SFAS No. 158	Adjustments	After application of SFAS No. 158
Other liabilities
Retirement benefits	$2,746	$1,084	$3,830
Deferred tax assets	$1,412	$137	$1,549
Accumulated other comprehensive income (losses), net	$(14,348)	$(947)	$(15,295)
Total stockholders' equity	$625,642	$(947)	$624,695

m)    Stock-based compensation

        Effective January 1, 2006, the Company adopted SFAS No. 123(R), Share Based Payment, (SFAS No. 123(R)), following the prospective transition method. SFAS No. 123(R) requires the measurement and recognition of compensation expense for all stock-based awards based on the grant date fair value of those awards. In adopting SFAS No. 123(R), the Company began to recognize compensation expense for stock options net of estimated forfeitures. Under the prospective transition method, the provisions of SFAS No. 123(R) apply to all awards granted or modified after the date of adoption.

        Prior to adoption of SFAS No. 123(R), the Company followed the minimum value method of SFAS No. 123, Accounting for Stock Based Compensation, to account for its stock-based awards. Under this method, compensation expense was recorded on the date of grant, if the fair value of the underlying stock on date of grant exceeded the present value of the stock options on the date of grant. As required under the prospective transition method, for the portion of awards outstanding at the date of initial application of SFAS No. 123(R), the Company continues to apply the minimum value method. For awards granted after the adoption of SFAS 123(R), the Company has elected to amortize the compensation cost on a straight-line basis over the vesting period.

n)    Financial instruments and concentration of credit risk

        Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, inter-corporate deposits, deposits with banks, derivative financial instruments and accounts receivable. The Company places its cash and cash equivalents with corporations and banks with high investment grade ratings. Inter-corporate deposits are with GE, a significant shareholder. To reduce its credit risk on accounts receivable, the Company performs ongoing credit evaluation of customers. GE accounted for 87% and 69% of receivables for December 31, 2005 and 2006, respectively. GE accounted for 95%, 91% and 74% of net revenues for the years ended December 31, 2004, 2005 and 2006, respectively.

o)    Earnings (loss) per share

        In accordance with SFAS No. 128, Earnings Per Share, basic earnings per share is computed using the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share are computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. For the purposes of calculating diluted earnings per share, the treasury stock method is used for options except where the results would be anti-dilutive.

p)    Commitments and contingencies

        Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

q)    Recently adopted accounting pronouncements

        In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108), which provides interpretative guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of materiality assessments. SAB 108 is effective for the Company as of December 31, 2006, allowing a one time transitional cumulative effect adjustment to beginning retained earnings as of January 1, 2006, for errors that were not previously deemed material, but are material under the guidance in SAB 108. The Company adopted SAB 108 in the year ended December 31, 2006 but the adoption has not resulted in any adjustment to the financial statements of the Company.

r)    Recently issued accounting pronouncements

        In July 2006, the Financial Accounting Standards Board (FASB) issued Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109 (FIN 48). FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified in the balance sheet; and provides transition and interim-period guidance, among other provisions. FIN 48 is effective for fiscal years beginning after December 15, 2006 and, as a result, is effective for the Company for the fiscal year commencing January 1, 2007. See the discussion of income taxes in note 2(k).

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS No. 157). SFAS No. 157 defines "fair value" as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 provides guidance on the determination of fair value and lays down the fair value hierarchy to classify the source of information used in fair value measurement. The Company is currently evaluating the impact of SFAS No. 157 on its financial statements and will adopt the provisions of SFAS No. 157 for the fiscal year beginning January 1, 2008.

        In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities including an Amendment of FASB Statement No. 115 (SFAS No. 159). SFAS No. 159 permits entities to elect to measure many financial instruments and certain other eligible items at fair value. SFAS No. 159 is expected to expand the use of fair value measurement in the preparation of the financial statements. However, SFAS No. 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. The Company is currently evaluating the impact of SFAS No. 159 on its financial statements and will adopt the provisions of SFAS No. 159 for the fiscal year beginning January 1, 2008.

s)    Reclassification

        Certain reclassifications have been made in the financial statements of prior periods to conform to the classification used in the current year. These changes have no impact on previously reported net income or stockholders' equity of the Company.

3.    Other business acquisitions

a)    E-Transparent B.V., or ICE

        On March 1, 2007, the Company acquired E-Transparent B.V. and certain related entities, which are controlling partners in a partnership known as ICE, for cash consideration of $18,488 (including $3,074 for the acquired working capital) and 7,973 shares of common stock of the Company with an estimated fair value of $23,265. Additionally, acquisition related expenses as incurred by the Company amounted to $1,569. Through this acquisition, the Company intends to provide SAP enterprise solutions to business enterprises.

        The operations of ICE have been consolidated in the financial statements of the Company from March 1, 2007.

        The terms of the acquisition agreement also provide for the payment of contingent consideration in 2009 to the former shareholders of ICE of an amount not exceeding $20,552 if certain profitability targets are met.

        The Company has followed the consensus reached in EITF 95-8, Accounting for Contingent Consideration Paid to Shareholders of an Acquired Enterprise in a Purchase Business Combination, and will record the contingent payments as goodwill in the period in which the contingency is resolved.

        The purchase price has been preliminarily allocated based on management's estimates of the fair value of the acquired assets and liabilities, as follows:

Tangible fixed assets, net	$545
Current assets and liabilities, net	3,074
Customer related intangible assets	5,494
Goodwill	35,610
Deferred tax liabilities, net	(1,401)

$43,322

        The Company is in the process of making a final determination of the carrying value of the assets and liabilities, which may result in changes in the carrying value of net assets acquired.

Pro-forma information

        The following table reflects unaudited pro forma consolidated results of operations of the Company, as if the acquisition of ICE had been made at the beginning of the periods presented below:

	Three months ended
	March 31, 2007	March 31, 2006
Revenue as reported	$175,982	$131,896
Pro forma revenue	$182,526	$139,108
Net income as reported	$1,848	$5,068
Pro forma net income	$2,621	$5,868
Net loss per common share—basic and diluted	$(38.91)	$(6.17)
Pro forma loss per common share
Basic and diluted	$(36.87)	$(5.37)

        The unaudited pro forma information is not necessarily indicative of the results of operations that would have occurred had the purchase been made at the beginning of the periods presented or the future results of the combined operations.

b)    Genpact Mortgage Services, Inc.

        On August 14, 2006, the Company acquired 100% of the outstanding common stock of MoneyLine Lending Services, Inc (subsequently renamed as Genpact Mortgage Services, Inc.) for a recorded purchase price consisting of cash consideration of $14,347 and additional direct expenses of $1,375. The acquired business provides business process services to financial institutions related to mortgage loan applications and also funds and sells mortgage loans.

        The terms of the acquisition agreement also provide for the payment of contingent consideration to the former shareholders of MoneyLine in two tranches, to be calculated based on the cumulative achievement of specified earnings and revenue targets for the years ending December 31, 2006 and 2007, subject to a maximum aggregate payment of $10,000, which is payable in cash.

        The Company has followed the consensus reached in EITF 95-8, Accounting for Contingent Consideration Paid to Shareholders of an Acquired Enterprise in a Purchase Business Combination, and will record the contingent payments as goodwill in the period in which the contingency is resolved.

        The purchase price has been preliminarily allocated based on management's estimates of the fair values of the net assets acquired, as follows:

Tangible fixed assets, net	$296
Current assets and liabilities, net	10,251
Long-term debt	(10,467)
Customer-related intangible assets	811
Goodwill	14,831

$15,722

c)    Creditek Corporation

        On August 5, 2005, the Company acquired 100% of the outstanding common stock of Creditek Corporation for a recorded purchase price consisting of cash consideration of $14,444 and additional direct expenses of $1,130.

        Creditek provides business process services pertaining to managing end-to-end processes in relation to order processing, billing and subsequent collection.

        The purchase price has been allocated based on management's estimates of the fair values of the net assets acquired, as follows:

Tangible fixed assets, net	$951
Current assets and liabilities, net	761
Deferred tax assets, net	3,311
Customer-related intangible assets	1,123
Goodwill	9,428

$15,574

4.    Bad debt valuation allowance

        The following table provides details of bad debt valuation allowance as recorded by the Company:

As of December 31,	Balance at the beginning of the period	Additions charged to cost and expense	Deductions (write off in the balance sheet)	Balance at the end of the period
2005	$—	$1,988	$—	$1,988
2006	$1,988	$1,446	$(1,616)	$1,818

5.    Accounts receivable, net of bad debt valuation allowance

        Accounts receivable were $76,291, $143,069 and $161,166, and bad debt valuation allowance was $1,988, $1,818 and $2,722, resulting in a net accounts receivable balance of $74,303, $141,251 and $158,444, as of December 31, 2005 and 2006 and March 31, 2007, respectively.

        Net accounts receivable from GE were $64,384, $97,397 and $98,865 as of December 31, 2005 and 2006 and March 31, 2007, respectively, representing 69%, 87% and 62% of the net accounts receivable.

6.    Inter-corporate deposits with a significant shareholder

        Inter-corporate deposits represent interest-bearing cash balances placed with a significant shareholder (GE) which are repayable on demand. For the years ended December 31, 2004, 2005 and 2006, interest of $11,895, $1,610 and $634, respectively was earned on the deposits, computed based on the average monthly outstanding balances.

7.    Derivative financial instruments

        The Company is exposed to foreign currency fluctuations on foreign currency assets and forecasted cash flows denominated in a foreign currency. The Company has established risk management policies, including the use of derivatives to hedge foreign currency assets and foreign currency forecasted cash flows. The counterparties are banks and the Company considers the risks of non-performance by the counterparties as non-material. The forward foreign exchange contracts mature between one to thirty-six months and the forecasted transactions are expected to occur during the same period.

        The following table presents the aggregate notional principal amounts of the outstanding derivative financial instruments together with the related balance sheet exposure:

	Notional principal amounts as of (Note a)			Balance sheet exposure asset/ (liability) (Note b)
	December 31,		March 31	December 31,		March 31
	2005	2006	2007	2005	2006	2007
Foreign exchange forward contracts denominated in:
United States Dollars (sell)	$1,184,531	$1,265,059	$1,521,500	$(36,504)	$(9,634)	$13,452
Euro (sell)	27,155	29,544	13,610	162	1,513	2,075
Japanese Yen (sell)	8,624	24,833	25,259	807	1,206	1,179
Pound Sterling (sell)	1,976	11,760	4,491	(30)	(413)	(334)
Net written options United States Dollars (sell)	74,500	53,500	47,500	(3,011)	(1,290)	(673)
Interest rate swaps (floating-to-fixed)	146,500	50,000	45,000	2,136	602	567

				$(36,440)	$(8,016)	$16,266

a)
Notional amounts are key elements of derivative financial instrument agreements. However, notional amounts do not represent the amount exchanged by counter parties and do not measure the Company's exposure to credit or market risks. The amounts exchanged are based on the notional amounts and other provisions of the underlying derivative agreements.

b)
Balance sheet exposure is denominated in United States Dollars and denotes the mark to market impact of the derivative agreements on the reporting date.

        In connection with cash flow hedges, the Company has recorded $30,148, and $5,815 of net losses, and a gain of $12,029 as a component of accumulated and other comprehensive income within stockholders' equity as at December 31, 2005, 2006 and March 31, 2007, respectively.

        The following table summarizes the activity in accumulated other comprehensive income within stockholders' equity related to all derivatives classified as cash flow hedges during the year ended December 31, 2005 and 2006 and the three months ended March 31, 2007.

	As of December 31,		As of March 31,
	2005	2006	2007
Opening balance	$—	$(30,148)	$(5,815)

Net gains/(losses) reclassified into net income on completion of hedged transactions	—	(11,028)	1,026
Changes in fair value of effective portion of outstanding derivatives, net	(30,148)	13,305	18,870

Unrealized gains/(losses) on cash flow hedging derivatives, net	(30,148)	24,333	17,844

Closing balance	$(30,148)	$(5,815)	$12,029

        As of December 31, 2005, 2006 and March 31, 2007 there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges, or associated with an underlying exposure that did not occur.

        In addition, the Company has net written options to sell US dollars, which are ineligible for hedge accounting under SFAS No. 133. Consequently, the changes in fair value of the net written options aggregating to $0, $(8,410), $1,043, $248 and $617 have been recognized in the consolidated statements of income as foreign exchange losses (gains), net for the year ended December 31, 2004, 2005 and 2006 and the quarter ended March 31, 2006 and 2007, respectively.

        Additionally, the Company has interest rate swaps for covering the future variability in interest rates which have not been considered as hedges under SFAS No. 133. Consequently, the changes in fair value of the interest rate swaps aggregating to $0, $2,136, $825, $1,112 and $(35) have been recognized in the consolidated statements of income under other income (expense), net for the year ended December 31, 2004, 2005 and 2006 and the quarter ended March 31, 2006 and 2007, respectively.

8.    Prepaid expenses and other current assets

        Other current assets consist of the following:

	As of December 31,
	2005	2006
Advance taxes	$4,889	$10,468
Deferred transition costs	4,326	13,374
Loans held for sale	—	16,835
Derivative instruments	1,091	1,856
Employee advances	2,528	4,226
Advances to suppliers	1,892	2,368
Prepaid expenses	2,032	3,263
Receivable from GE under indemnification arrangement	5,591	4,117
Deposits	6,127	493
Other	2,602	7,065

	$31,078	$64,065
Less: Due from a significant shareholder	(7,812)	(10,236)

	$23,266	$53,829

9.    Property, plant and equipment, net

        Property, plant and equipment consists of the following:

	As of December 31,
	2005	2006
Land	$16,597	$16,628
Buildings	30,182	41,176
Furniture and fixtures	8,187	13,135
Computer equipment and servers	27,139	50,495
Plant, machinery and equipment	15,822	26,317
Computer software	18,802	36,368
Leasehold improvements	9,159	23,609
Vehicles	4,118	4,964
Capital work in progress	9,808	4,003

	$139,814	$216,695
Less: Accumulated depreciation and amortization	(26,301)	(58,719)

	$113,513	$157,976

        Depreciation expense on property, plant and equipment amounted to $21,137, $25,091 and $29,449 during the years ended December 31, 2004, 2005 and 2006, respectively. The amount of computer software amortization during the years ended December 31, 2004, 2005 and 2006 was $3,036, $6,115 and $5,495, respectively.

        Property, plant and equipment were $226,433 less accumulated depreciation and amortization of $70,017 resulting in property, plant and equipment, net of $156,416 as of March 31, 2007. Depreciation expense on property, plant and equipment amounted to $8,799 and $5,756 during three months ended March 31, 2007, and 2006, respectively. The amount of computer software amortization during three months ended March 31, 2007, and 2006, was $2,015, and $1,305 respectively.

        Property, plant and equipment, net includes assets held under capital leases, which consist of the following:

	As of December 31,
	2005	2006
Vehicles	$4,072	$6,241
Computer equipment and servers	—	184
Less: Accumulated depreciation	(1,211)	(2,023)

	$2,861	$4,402

        Depreciation expense in respect of these assets was $1,710, $1,599 and $1,754 for the years ended December 31, 2004, 2005 and 2006, respectively.

10.    Goodwill and intangible assets

        The following table presents the changes in goodwill for the years ended December 31, 2005 and 2006 and the three months ended March 31, 2007:

	Year Ended December 31,		Three Months Ended March 31,
	2005	2006	2007
Opening balance	$485,234	$477,106	$493,452
Goodwill relating to acquisition consumated during the period	9,428	14,831	35,610
Recovery from GE under the purchase agreement	(3,839)	(6,161)	—
Effect of exchange rate fluctuations	(13,717)	7,676	5,740

Closing balance	$477,106	$493,452	$534,802

        Goodwill has been allocated as follows:

	As of December 31,
	2005	2006
India	$418,182	$417,697
China	19,504	20,067
Europe	15,410	16,847
Mexico	14,582	14,582
Others	9,428	24,259

	$477,106	$493,452

        The total amount of goodwill expected to be deductible for tax purposes is $22,277, $21,375 and $21,129 as of December 31, 2005 and 2006 and March 31, 2007, respectively.

        Information regarding the Company's other intangible assets acquired either individually or with a group of other assets or in a business combination is as follows:

	As of December 31, 2005			As of December 31, 2006			As of March 31, 2007
	Gross carrying amount	Accumulated amortization	Net	Gross carrying amount	Accumulated amortization	Net	Gross carrying amount	Accumulated amortization	Net
Customer-related intangible assets	$203,253	$45,834	$157,419	$207,228	$87,548	$119,680	$214,334	$96,956	$117,378
Marketing-related intangible assets	15,740	1,327	14,413	15,909	4,001	11,908	16,012	4,624	11,388
Contract-related intangible assets	485	485	—	493	493	—	498	498	—

	$219,478	$47,646	$171,832	$223,630	$92,042	$131,588	$230,844	$102,078	$128,766

        Amortization expense for intangible assets as disclosed under amortization of acquired intangibles for the years ended December 31, 2004, 2005 and 2006 and the quarters ended March 31, 2006 and 2007 was $0, $47,010, $41,715, $11,045 and $8,972, respectively. Intangible assets recorded for the 2004 Reorganization include the incremental value of the minimum value commitment from GE, entered into contemporaneously with the 2004 Reorganization, over the value of the pre-existing customer relationship with GE. The amortization of this intangible asset for the years ending December 31, 2005 and 2006 and the quarters ended March 31, 2006 and 2007 amounting to $1,615, $1,332, $355 and $262, respectively, has been reported as a reduction of revenue, in accordance with the guidance in EITF 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products). As of March 31, 2007 the unamortized value of the intangible asset was $2,784, which would be amortized in future periods and reported as a reduction of revenue.

        The estimated amortization schedule for the intangible assets for future periods is set out below:

For the year ending December 31:
2007	$34,487
2008	34,773
2009	26,082
2010	13,678
2011–2014	22,568

$131,588

11.    Other assets

        Other assets consist of the following:

	As of December 31,
	2005	2006
Advance taxes	$4,174	$7,019
Deferred transition costs	4,326	28,486
Deposits	5,606	12,041
Derivative instruments	2,077	1,740
Prepaid expenses	248	612
Other	3,932	3,929

	$20,363	$53,827

12.    Leases

        The Company leases vehicles and computer equipment from a significant shareholder (GE) and other lessors under capital leases. Future minimum lease payments as of December 31, 2006 are as follows:

As of December 31:
2007	$2,151
2008	1,668
2009	1,216
2010	521
2011	36

Total minimum lease payments	5,592
Less: amount representing future interest	(775)

Present value of minimum lease payments	4,817
Less: current portion	(1,750)

Long-term capital lease obligations	$3,067

        The Company conducts its operations using facilities under non-cancelable operating lease agreements that expire at various dates through the year 2011. Future minimum lease payments under these agreements are as follows:

Year ending December 31:
2007	$14,423
2008	9,597
2009	4,227
2010	3,622
2011	1,647

Total minimum lease payments	$33,516

        Rent expense under cancellable and non-cancellable operating leases was $4,142, $7,397 and $13,894 for the years ended December 31, 2004, 2005 and 2006, respectively.

13.    Accrued expenses and other current liabilities

        Accrued expenses and other current liabilities consist of the following:

	As of December, 31
	2005	2006
Accrued expenses	$59,119	$53,707
Accrued employee cost	36,105	40,002
Deferred transition revenue	4,326	13,213
Statutory liabilities	9,297	10,557
Retirement benefits	6,342	6,830
Derivative instruments	14,965	7,887
Advance from customers	7,617	7,612
Other liabilities	3,270	6,069

	$141,041	$145,877
Less: Due to a significant shareholder	(11,231)	(8,928)

	$129,810	$136,949

14.    Short-term borrowings

        The Company has the following borrowing facilities:

  a)
  fund-based and non-fund-based credit facilities with banks which are available for operational requirements in the form of overdrafts, letters of credit, guarantees, short-term loans and forward hedging. As of December 31, 2005, 2006 and March 31, 2006 and 2007, the limits available were $25,227, $25,330, $25,330 and $25,330, respectively, and no amounts were outstanding.

  b)
  fund-based and non-fund-based revolving credit facilities of $145,000 for operational requirements in the form of overdrafts and letters of credit, expiring in 2011. As of December 31, 2005, $0 was outstanding; as of December 31, 2006, $83,000 was outstanding; as of March 31, 2006, $0 was outstanding and as of March 31, 2007 $103,375 was outstanding. These facilities bear interest at LIBOR plus a margin of between 0.7% and 0.875% (depending on the Company's leverage). The interest rate on December 31, 2006 was 6.125%. Indebtedness under these facilities are secured by certain assets. The agreement contains certain covenants including a restriction on indebtedness of the Company.

15.    Long-term debt

        In connection with the 2004 Reorganization, the Company obtained a term loan amounting to $180,000 from a consortium of lenders. The proceeds, net of fees of $4,217, were used to finance the 2004 Reorganization and for working capital.

        During the year ended December 31, 2006, the Company refinanced the debt, including changing the composition of the syndicate of lenders, the interest rate and the maturity profile. The Company paid a fee of $2,000 towards refinancing the loan. To the extent that the loan was refinanced by new lenders, the Company has recorded the refinancing as an extinguishment of the old loan with the existing unamortized cost relating to the old loan being expensed as a debt extinguishment loss. Fees paid to the new lenders are deferred and will be amortized as an adjustment to interest expense over the remaining term of the new loan. To the extent that the loan was refinanced by the existing lenders, the Company has determined that the new loan is not substantially different from the old loan under the guidance provided by EITF 96-19, Debtors Accounting for a Modification or Exchange of Debt Instruments, and accordingly the existing unamortized costs are recorded as an adjustment to interest expense over the remaining term of the modified loans.

        Further, as a part of the above restructuring, the Company arranged revolving credit facilities of $145,000 as discussed under Note 14.

        The outstanding loan, refinanced, bears interest at LIBOR plus a margin of between 0.7% and 0.875% (depending on the Company's leverage). The interest rate as of December 31, 2005 and 2006 and March 31, 2006 and 2007 was 5.813%, 6.125%, 6.1875% and 6.125% respectively. Indebtedness under the loan agreement is secured by certain assets and the agreement contains certain covenants including a restriction on indebtedness of the Company.

        During the year ended December 31, 2006, the Company entered into a financing arrangement amounting to $5,656 at an interest rate of 8.85% with a significant shareholder (GE) for the purchase of software licenses. The financed amount is repayable in equal monthly installments.

        The maturity profile of these loans is as follows:

Year	Amount
2007	$20,514
2008	20,586
2009	30,669
2010	45,846
2011	25,421

$143,036

16.    Other liabilities

        Other liabilities consist of the following:

	As of December 31,
	2005	2006
Deferred transition revenue	$4,326	$28,524
Retirement benefits	1,259	3,830
Derivative instruments	24,643	3,725
Amount received from GE under indemnification arrangement, pending adjustment	4,174	7,019
Other	1,781	3,583

	$36,183	$46,681
Less: Due to a significant shareholder	(4,174)	(7,019)

	$32,009	$39,662

17.    Employee benefit plans

        The Company has employee benefit plans in the form of certain statutory and other schemes covering substantially most of its employees.

Defined benefit plans

Gratuity Plan—India

        In accordance with Indian law, the Company provides a defined benefit retirement plan (the "Gratuity Plan") covering all its Indian employees. The Gratuity Plan provides a lump sum payment to vested employees on retirement or on termination of employment in an amount based on the respective employees' salary and the years of employment with the Company. The Gratuity Plan benefit cost for the year is calculated on an actuarial basis. Current service costs for the Gratuity Plan are accrued in the year to which they relate on a monthly basis. Actuarial gains or losses or prior service costs, if any, resulting from amendments to the plans are recognized and amortized over the remaining period of service of the employees.

        The following table sets forth the funded status of the Gratuity Plan and the amounts recognized in the Company financial statements based on an actuarial valuation carried out as of December 31, 2005 and 2006, respectively.

Change in benefit obligation

	As of December 31,
	2005	2006
Projected benefit obligation at the beginning of the year	$2,963	$3,778
Service cost	838	1,000
Actuarial loss	234	(48)
Effect of exchange rate changes	(87)	70
Interest cost	207	263
Benefits paid	(377)	(728)

Projected benefit obligation at the end of the year	$3,778	$4,335

Change in fair value of plan assets

	As of December 31,
	2005	2006
Fair value of plan assets at the beginning of the year	$2,907	$2,872
Employer contributions	266	1,862
Actual gain on plan assets	161	(168)
Effect of exchange rate changes	(85)	40
Benefits paid	(377)	(728)

Fair value of plan assets at the end of the year	$2,872	$3,878

	As of December 31,
	2005	2006
Unrecognized actuarial loss	$980	$1,084
Funded status	(906)	(457)

Net amount recognized	$74	$627

Net Gratuity Plan cost for the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2006 and 2007 includes the following components:

				Three months ended
	Year ended December 31, 2004	Year ended December 31, 2005	Year ended December 31, 2006	March 31, 2006	March 31, 2007
	(Predecessor)
Service cost	$634	$838	$1,000	$210	$250
Interest cost	120	207	263	52	66
Amortization of actuarial loss	43	256	218	64	54
Expected return on plan assets	(118)	(198)	(191)	(49)	(48)

Net Gratuity Plan cost	$679	$1,103	$1,290	$277	$322

17.    Employee benefit plans (Continued)

        The assumptions used in accounting for the Gratuity Plan for the years ended December 31, 2004, 2005 and 2006 are presented below:

	Year ended December 31, 2004	Year ended December 31, 2005	Year ended December 31, 2006
	(Predecessor)
Discount rate	8%	8%	8.5%
Rate of increase in compensation per annum	9.5% for first 5 years & 8% thereafter	11.5% for first 4 years & 8% thereafter	11.5% for first 3 years & 8% thereafter
Rate of return on plan assets per annum	7.5%	7.5%	7.5%

        The Company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. Unrecognized actuarial loss is amortized over the average remaining service period of the active employees expected to receive benefits under the plan.

        The Company contributes the required funding for all ascertained liabilities to the GE Capital Employees' Gratuity Fund. Trustees administer contributions made to the trust and contributions are invested in specific designated instruments as permitted by Indian law. As of December 31, 2004, 2005 and 2006, all of the plan assets were invested in debt securities.

        The following benefit payment, reflects expected future service, as appropriate, which are expected to be paid during the years shown:

Year ending December 31,
2007	$1,116
2008	1,284
2009	1,405
2010	1,607
2011	2,021
2012–2016	6,469

$13,902

        The expected benefit payments are based on the same assumptions, which were used to measure the Company benefit obligations as of December 31, 2006.

Defined contribution plans

        During the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2006 and 2007, the Company contributed the following amounts to defined contribution plans in various jurisdictions:

				Three months ended
	Year ended December 31, 2004	Year ended December 31, 2005	Year ended December 31, 2006	March 31, 2006	March 31, 2007
	(Predecessor)
India	$4,047	$4,333	$5,711	$1,083	$1,428
US	—	498	840	$125	$210
Hungary	—	138	17	$35	$4
China	1,420	1,592	2,950	$398	$738
Mexico	—	157	83	$39	$21

Total	$5,467	$6,718	$9,601	$1,680	$2,401

18.    Stock-based compensation

        The Company has issued options under the Gecis Global Holdings 2005 Stock Option Plan ("2005 Plan"), the Genpact Global Holdings 2006 Stock Option Plan ("2006 Plan") and the Genpact Global Holdings 2007 Stock Option Plan ("2007 Plan"). Eligible persons include employees of the Company, directors of the Company and certain other persons. A brief summary of each of the plans as outstanding is provided below:

2005 Plan

        Under the 2005 Plan, which was adopted on July 26, 2005, the Company is authorized to issue up to 67,500 options of the Company to eligible persons, of which 67,015 options were granted up to the year ending December 31, 2006. The options granted are subject to the requirement of vesting. Options granted under the plan are exercisable into common stock of the Company, have a contractual period of ten years and vest over four to five years, unless specified otherwise in the applicable award agreement. The Company used the minimum value method of SFAS No. 123, Accounting for Stock Based Compensation to account for the cost to be recognized for the stock options issued in 2005 to employees, directors and certain other eligible persons of the Company.

2006 Plan

        Under the 2006 Plan, which was adopted on February 27, 2006, the Company is authorized to issue up to 27,321 options of the Company to eligible persons, of which 21,528 options were granted during the year ended December 31, 2006. The options granted are subject to the requirement of vesting. Options granted under the plan are exercisable into common stock of the Company, have a contractual period of ten years and vest over four to five years, unless specified otherwise in the applicable award agreement. The Company has adopted the fair value method of SFAS No.123(R), Share Based Payment to account for the cost to be recognized for the stock options issued to employees and directors of the Company. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option-pricing model with the significant assumptions mentioned in the table below.

2007 Plan

        Under the 2007 Plan, which was adopted on March 27, 2007, the Company is authorized to issue up to 92,500 options of the Company to eligible persons, of which 12,101 options were granted during three months ended March 31, 2007. The options granted are subject to the requirement of vesting. Options granted under the plan are exercisable into common stock of the Company, have a contractual period of ten years and vest over four to five years, unless specified otherwise in the applicable award agreement. The Company has adopted the fair value method of SFAS No.123(R) Share Based Payment to account for the cost to be recognized for the stock options issued to employees and directors of the Company. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option-pricing model with the significant assumptions mentioned in the table below.

        The following table shows the significant assumptions used in connection with the determination of the minimum value of options under SFAS No.123 in 2005 and the fair value of options under SFAS No.123(R) in 2006 and 2007:

	2005	2006	2007
Dividend yield	—	—	—
Expected life (in months)	78	76–78	78–90
Risk free rate of interest	5.00%	5.03%	4.68%
Volatility	0%	44%	44%

        The Company currently intends to issue new shares to satisfy stock option exercises under its incentive plans. The stock-based compensation cost during the years ended December 31, 2004, 2005 and 2006 and the three months end March 31, 2006 and 2007 amounting to $0, $2,977, $4,356, $1,228 and $1,935, respectively, related to employees whose personnel expenses are allocated to selling, general and administrative expenses.

        A summary of the options granted during the years ended December 31, 2005 and 2006 and the three months end March 31, 2007 is set out below:

	As of December 31, 2005
	Shares arising out of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value
Outstanding as at January 1, 2005	—	$—	—	$—
Granted during the period	63,565	627	—	—
Forfeited during the period	(96)	623	—	—
Exercised during the period	—	—	—	—

Outstanding at the end of the period	63,469	$627	9.1	$34,657

Vested and expected to vest at the end of the period	63,469	$627	9.1	$34,657
Exercisable at the end of the period	9,042	$623	9.1	$5,009
Weighted average grant date fair value of grants during the period	$170
	As of December 31, 2006
	Shares arising out of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value
Outstanding as at January 1, 2006	63,469	$627	9.1	$—
Granted during the period	25,428	$1,304	—	—
Forfeited during the period	(5,053)	$788	—	—
Exercised during the period	(642)	$623	—	$826

Outstanding at the end of the period	83,202	$825	8.5	$90,271

Vested and expected to vest at the end of the period	69,674	$791	8.5	$77,407
Exercisable at the end of the period	20,004	$626	8.5	$25,674
Weighted average grant date fair value of grants during the period	$811

	As of March 31, 2007
	Shares arising out of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value
Outstanding at the beginning of the period	83,202	$825	8.5	$—
Granted during the period	17,852	2,529	—	—
Forfeited during the period	(2,191)	1,024	—	—
Exercised during the period	(1,099)	623	—	2,541

Outstanding at the end of the period	97,764	$1,136	8.6	$174,499

Vested and expected to vest at the end of the period	82,070	$1,065	8.6	$153,100
Exercisable at the end of the period	22,187	$643	7.8	$50,479
Weighted average grant date fair value of grants during the period	$1,342	—	—	—

        The total remaining unrecognized stock-based compensation costs amounted to $31,088, which will be amortized over the weighted average remaining requisite vesting period of 3.21 years.

19.    Capital stock

        The Company has authorized, subscribed and issued share capital as at December 31, 2006 of $201,202 divided into 3,077,868 2% Cumulative Series A convertible preferred stock, 3,017,868 5% Cumulative Series B convertible preferred stock and 394,642 common stock each with a par value of $31.

        The preferred stock ranks senior to the common stock with respect to liquidation payment in the event of liquidation, sale payment in the event of a sale transaction, dividends and all other rights, preferences and privileges.

        The holders of shares of Cumulative Series A and Series B convertible preferred stock are entitled to cumulative cash dividends at an annual rate equal to 2.0% and 5.0%, respectively, on the Accreted Value of the stock, which was $62.3 each on issuance. Unless otherwise agreed by a resolution of the holders of 75% of the outstanding shares, these dividends are not paid in cash but shall accrue on a daily basis from the date of issuance of the shares and cumulate and compound and are added to the Accreted Value in effect immediately prior to each quarterly compounding date, whether or not the Company has earnings or profits, whether or not there are funds legally available for the payment of such dividends and whether or not declared by the Company. Unless otherwise agreed by a resolution of the holders of 75% of the outstanding shares, accrued and unpaid dividends are paid only as part of a liquidation payment upon the occurrence of liquidation, as part of a sale payment upon the occurrence of a sale transaction or in shares of common stock in connection with a conversion of shares of Cumulative Series A and B convertible preferred stock.

        Preferred stock holders have the right, at any time and from time to time, to convert any or all of such holder's shares, including all dividends accrued but unpaid on each share of the preferred stock, into common stock in the ratio of the Accreted Value at such time to the conversion price of $623. As the accrued dividend is convertible at a conversion price that is less than the fair value of the common stock on the dividend accrual date, the Company has recorded a beneficial conversion feature under EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, relating to the convertible accrued dividend. Accordingly, accrued preferred dividends include amounts aggregating $3,035 and $20,413 for 2005 and 2006, relating to the beneficial conversion feature.

        The aggregate liquidation value of the Cumulative Series A and Series B convertible preferred stock was $208,577 and $216,502, respectively, as of December 31, 2006. As of December 31, 2006, Cumulative Series A and Series B convertible preferred stock are each convertible into common stock of the Company in the ratio of 9.61 and 9.05 shares of preferred stock, respectively, for one share of common stock.

        Upon the closing of a Qualified Initial Public Offering, each share of preferred stock shall automatically convert, without any action by the holder thereof, into common stock in the ratio as defined in the articles of the Company.

        Each of the above mentioned shares is entitled to one vote per share.

        If the Company declares or pays a dividend on the common stock then, in that event, all the holders of shares of preferred stock shall be entitled to share in such dividends and shall receive such dividend on a pro-rata basis as if their shares had been converted into shares of common stock immediately prior to the record date for such dividends.

        During the year ended December 31, 2006, the Company acquired 20,056 shares of common stock and 59,000 shares of Series A convertible preferred stock from a significant shareholder (GE) for a total cash consideration of $49,995, which represented the fair value of the repurchased shares on the date of repurchase. These shares are held as treasury stock.

        During the year ended December 31, 2006, the Company repurchased 402 shares of Series A convertible preferred stock and 402 shares of Series B convertible preferred stock from the holders thereof at $161.60 per share (which represented the fair value of each such share) amounting to $130 and subsequently retired such repurchased preferred stock.

        As of December 31, 2006, the aggregate amount of outstanding accrued and unpaid dividends on account of Cumulative Series A convertible preferred stock and Cumulative Series B convertible preferred stock were $7,806 and $19,644, respectively, and the per share amounts of outstanding accrued and unpaid dividends on account of Cumulative Series A convertible preferred stock and Cumulative Series B convertible preferred stock were $2.54 and $6.51, respectively.

20.    Net loss per share

        The Company calculates net earnings (loss) per share in accordance with SFAS No. 128, Earnings Per Share. Historical basic and diluted net loss per common share does not give effect to the change in capital structure resulting from the 2007 Reorganization and therefore is based on the preferred and common shares of GGH outstanding during the respective periods. (See Note 1 for a discussion of the 2007 Reorganization which was consummated on July 13, 2007.) Such preferred shares of GGH were entitled to cumulative dividends which were not paid in cash and were accrued and added to accreted value. As a result, there is a net loss per common share in all periods shown. Such preferred shares were also convertible into common shares (see note 19). The calculation of net loss per common share was determined by dividing net loss by the weighted average common shares outstanding during the respective periods. The potentially dilutive shares, consisting of such preferred shares as well as outstanding options on common shares, have not been included in the computation of diluted net loss per share, or in the weighted average shares outstanding, as the result would be anti-dilutive.

	Year ended December 31, 2005	Year ended December 31, 2006	Three months ended March 31, 2006	Three months ended March 31, 2007
Net loss to common stock holders
Net income as reported	$17,104	$39,772	$5,068	$1,848
Less: preferred dividend	13,388	14,062	3,448	3,439
Less: undistributed earnings to preferred stock	2,257	15,865	984	—
Less: beneficial interest on conversion of preferred stock dividend	3,035	20,413	3,066	13,107

Net loss to common stock holders	$(1,576)	$(10,568)	$(2,430)	$(14,698)

Weighted average number of common shares and equivalent common shares used in computing net loss per common share—basic and diluted	394,000	392,411	394,000	377,702

Net loss per common share—basic and diluted	$(4.00)	$(26.93)	$(6.17)	$(38.91)

        Pro forma net earnings per common share gives effect to the 2007 Reorganization as if it occurred on January 1, 2006. In the 2007 Reorganization, the shareholders of GGH exchanged their preferred and common shares of GGH for common shares of Genpact Limited. The following sets forth the calculation of pro forma basic and dilutive earnings per share.The pro forma weighted average number of common shares used in such calculation gives effect to the 2007 Reorganization.

	Year ended December 31, 2006	Three months ended March 31, 2007
Net income as reported	$39,772	$1,848

Pro forma weighted average number of common shares of Genpact Limited used in computing basic earnings per common share	189,151,528	186,509,569
Pro forma dilutive effect of stock options	5,876,188	8,229,374

Pro forma weighted average number of common shares	195,027,716	194,738,943

Pro forma earnings per common share—
Basic	$0.21	$0.01
Diluted	$0.20	$0.01

21.    Cost of revenue

        Cost of revenue consists of the following:

				Three months ended
	Year ended December 31, 2004	Year ended December 31, 2005	Year ended December 31, 2006	March 31, 2006	March 31, 2007
	(Predecessor)
Personnel expenses	$153,919	$186,787	$223,398	$48,893	$66,798
Operational expenses	87,440	89,518	109,343	23,414	34,415
Depreciation and amortization	22,238	27,658	28,140	5,679	8,672

	$263,597	$303,963	$360,881	$77,986	$109,885

22.    Selling, general and administrative expenses

        Selling, general and administrative expenses consist of the following:

				Three months ended
	Year ended December 31, 2004	Year ended December 31, 2005	Year ended December 31, 2006	March 31, 2006	March 31, 2007
	(Predecessor)
Personnel expenses	$51,384	$70,899	$107,099	$25,863	$34,206
Operational expenses	22,960	43,022	45,300	8,859	12,426
Depreciation and amortization	1,935	3,548	6,804	1,382	2,142

	$76,279	$117,469	$159,203	$36,104	$48,774

23.    Other income (expense), net

        Other income (expense), net consists of the following:

				Three months ended
	Year ended December 31, 2004	Year ended December 31, 2005	Year ended December 31, 2006	March 31, 2006	March 31, 2007
	(Predecessor)
Interest income on inter-corporate deposits	$11,895	$1,610	$634	$491	$87
Interest expense	(4,976)	(10,592)	(13,433)	(2,529)	(3,908)
Other interest income	331	92	846	—	—
Gain on interest rate swaps	—	2,136	825	1,112	(35)
Other	969	608	1,893	372	276

	$8,219	$(6,146)	$(9,235)	$(554)	$(3,580)

24.    Income taxes

        Income tax expense (benefit) for the years ended December 31, 2004, 2005 and 2006 were allocated as follows:

	Year ended December 31, 2004	Year ended December 31, 2005	Year ended December 31, 2006
	(Predecessor)
Income from continuing operations	$6,748	$(6,397)	$(5,850)
Stockholders equity for
Unrealized gains/(losses) on cash flow hedges	7,070	—	2,476
Adjustment to initially apply SFAS No. 158	—	—	(137)

Total taxes	$13,818	$(6,397)	$(3,511)

        The components of income before income taxes from continuing operations are as follows:

	Year ended December 31, 2005	Year ended December 31, 2006
Domestic (Luxembourg)	$(19,955)	$(15,634)
Foreign	30,662	49,556

Income before income taxes	$10,707	$33,922

        Income tax expense (benefit) attributable to income from continuing operations consists of:

	Year ended December 31, 2004	Year ended December 31, 2005	Year ended December 31, 2006
	(Predecessor)
Current taxes
Domestic (Luxembourg)	$—	$—	$—
Foreign	9,487	6,799	2,954

	$9,487	$6,799	$2,954

Deferred taxes
Domestic (Luxembourg)	$—	$—	$—
Foreign	(2,739)	(13,196)	(8,804)

	$(2,739)	$(13,196)	$(8,804)

Total taxes	$6,748	$(6,397)	$(5,850)

        Under the Indian Income Tax Act, a substantial portion of the profits of the Company's Indian operations is exempt from Indian income tax. The Indian tax year ends on March 31. This holiday is available for a period of ten consecutive years beginning in the year in which the respective Indian undertaking commenced operations but in no case extending beyond March 31, 2009. The holiday expires with respect to the Company's India operations beginning with the year ended March 31, 2007 and through the year ended March 31, 2009.

        The components of the deferred tax balances as of December 31, 2006 and 2005 are as follows:

	As of December 31,
	2005	2006
Deferred tax assets
Net operating loss carryforwards	$9,175	$22,522
Accrued liabilities and other expenses	2,512	6,446
Provision for doubtful debts	502	196
Property, plant and equipment	395	—
Unrealized losses on cash flow hedges, net	2,533	—
Stock-based compensation	150	416
Retirement benefits	1,100	460
Other	759	1,104

	$17,126	$31,144
Less: Valuation allowance	(8,091)	(15,349)

Total deferred tax assets	$9,035	$15,795

Deferred tax liabilities
Unrealized gains on cash flow hedges, net	—	2,596
Intangible assets	34,218	30,985
Property, plant and equipment	—	808
Other	693	1,052

Total deferred tax liabilities	$34,911	$35,441

Net deferred tax liabilities	$25,876	$19,646

Classsified as
Deferred tax assets
Current	$1,428	$1,144
Non-current	$237	$1,549
Deferred tax liabilities
Current	$—	$1,858
Non-current	$27,541	$20,481

        The valuation allowance for deferred tax assets as of December 31, 2005 and 2006 was $8,091 and $15,349, respectively. The net change in the total valuation allowance for each of the years ended December 31, 2005 and 2006 was an increase of $8,091 and $7,258, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, projected taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income prior to the expiration of the deferred tax asset governed by the tax code. Based on the level of historical taxable income and projections for future taxable income over the periods for which the deferred tax assets are deductible, management believes that it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2006. The amount of the deferred tax asset considered realizable; however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

        The subsequent recognition of tax benefits related to the valuation allowance for deferred tax assets as of December 31, 2006 amounting to $1,239 will be recognized as an adjustment to goodwill.

        As of December 31, 2006, the Company had deferred tax assets of $22,522 against net operating loss carry forwards. Operating losses of subsidiaries in Hungary and Luxembourg amounting to $47,524 can be carried forward for an indefinite period. The remaining business losses expire in the amounts shown below in the following years:

Year ending December 31,	US	Europe	Others
2010	$—	$1,370	$—
2011	—	1,423	138
2013	—	24,099	—
2014	—	30,873	—
2025	9,348	—	—
2026	7,048	—	—

	$16,396	$57,765	$138

        Undistributed earnings of the subsidiaries amounted to approximately $155,959 and $272,737 as of December 31, 2005 and 2006, respectively. It is impracticable to determine the amount of taxes payable in the event of repatriation of these earnings. The Company permanently reinvests eligible earnings of foreign subsidiaries and, accordingly, does not accrue any income, distribution or withholding taxes that would arise if such earnings were repatriated.

        During the first quarter 2007, the Hungary branch of a subsidiary of the Company became subject to a Hungarian minimum corporate tax. The impact on the tax expense in the consolidated financial statements of the Company for the period through March 31, 2007 is $2,356. The Company expects to restructure the affected operations by the end of the third quarter of 2007 in order to eliminate the applicability of this minimum tax in future periods.

        Additionally, one of the Company's India based subsidiary's corporate tax holiday partially expired on March 31, 2007. In accordance with the provisions of SFAS 109, interpreted by FIN 18, Accounting for Income Taxes in Interim Periods, the impact of the partial expiry of the tax holiday has been taken into account in determining the effective tax rate ("ETR") for the entire fiscal year.

        The reconciliation of the Luxembourg statutory income tax rate to the Company's effective tax rate for the years ended December 31, 2004, 2005 and 2006 is as follows:

	Year ended December 31, 2004	Year ended December 31, 2005	Year ended December 31, 2006
	(Predessor)
Income before income taxes	$90,157	$10,707	$33,922
Luxembourg statutory tax rate	30.38%	30.38%	30.38%
Computed expected income tax expense	27,390	3,253	10,306
Effect of:
Differential of tax rates in non-Luxembourg jurisdictions	5,732	12,555	13,472
Tax benefit from tax holiday	(32,100)	(26,120)	(38,412)
Non deductible expenses	3,320	386	2,006
Effect of change in tax rates	—	(2,566)	—
Valuation allowance	—	5,733	6,934
Other	2,406	362	(156)

Reported income taxes expense (benefit)	$6,748	$(6,397)	$(5,850)

25.    Segment reporting

        The Company manages various types of business process and information technology services in an integrated manner to customers in various industries and geographic locations. The Company's operations are located in nine countries. The Company's Chief Executive Officer who has been identified as the Chief Operation Decision Maker (CODM) reviews financial information prepared on a consolidated basis, accompanied by disaggregated information about revenue and earnings before interest and income taxes (EBIT) by identified business units. The identified business units are organized for operational reasons and represent either services-based, customer-based, industry-based or geography-based units. There is a significant overlap between the manner in which the business units are organized. Additionally, the composition and organization of the business units is fluid and the structure changes regularly in response to the growth of the overall business and changes in clients, services, industries served and delivery centers.

        Based on an overall evaluation of all facts and circumstances and after combining operating segments with similar economic characteristics that comply with other aggregation criteria specified in SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information, the Company has determined that it operates as a single reportable segment.

        Net revenues for different types of services provided are as follows:

	Year ended December 31, 2004	Year ended December 31, 2005	Year ended December 31, 2006
	(Predecessor)
Business process services	$315,979	$344,102	$451,408
Information technology services	113,156	147,792	161,639

	$429,135	$491,894	$613,047

        Net revenues from customers based on the industry serviced are as follows:

	Year ended December 31, 2004	Year ended December 31, 2005	Year ended December 31, 2006
	(Predecessor)
Banking, financial services and insurance	$238,978	$236,108	$272,796
Manufacturing	160,406	214,964	268,112
Others	29,751	40,822	72,139

	$429,135	$491,894	$613,047

        Net revenues attributable to geographic regions based on location of service delivery are as follows. A portion of the net revenues we attribute to India consists of net revenues for services performed by Delivery Centers or at client premises outside of India by business units or personnel normally based in India.

	Year ended December 31, 2004	Year ended December 31, 2005	Year ended December 31, 2006
	(Predecessor)
India	$357,022	$400,232	$486,528
Asia, other than India	19,411	21,363	32,441
Americas	37,939	46,994	63,543
Europe	14,763	23,305	30,535

	$429,135	$491,894	$613,047

        Property, plant and equipment by geographic areas (determined in the same manner as net revenues) are as follows:

	As of December 31,
	2004	2005	2006
	(Predecessor)
India	$83,237	$91,326	$117,390
Asia, other than India	4,521	4,230	9,209
Americas	12,247	12,955	21,770
Europe	4,402	5,002	9,607

	$104,407	$113,513	$157,976

        GE comprised 95%, 91% and 74% of the consolidated total net revenue in 2004, 2005 and 2006, respectively. No other customer accounted for 10% or more of the consolidated total net revenue during these periods.

26.    Related party transactions

        The Company has entered into related party transactions with a significant shareholder, which is GE and companies in which GE has a majority ownership interest or on which it exercises significant influence (collectively referred to as "GE" herein); and managerial personnel.

        The related party transactions can be categorized as follows:

Revenue from services

        Prior to December 31, 2004, substantially all of the revenues of the Company were derived from services provided to GE entities. In connection with the 2004 Reorganization, GE entered into an MSA with the Company. The GE MSA, as amended in 2005, provides that GE will purchase services in an amount not less than a MVC of $360,000 per year for six years beginning January 1, 2005, $270,000 in 2011, $180,000 in 2012 and $90,000 in 2013. Revenues in excess of the MVC can be credited, subject to certain limitations, against short falls in the subsequent years.

        For the years ended December 31, 2004, 2005 and 2006 and March 31, 2006 and 2007, the Company recognized net revenues from GE of $408,879, $449,672, $453,305, $109,650 and $120,772, respectively, representing 95%, 91%, 74%, 83% and 69% of the consolidated total net revenue, respectively.

Cost of revenue from services

        The Company purchases certain services from GE and also procures personnel from them for software development activities. These costs were recorded as consulting charges and included as part of cost of revenues. For the years ended December 31, 2004, 2005 and 2006 and March 31, 2006 and 2007, cost of revenue included amounts of $8,171, $13,234, $3,307, $1,791 and $1,518, respectively, relating to services procured from GE.

Selling, general and administrative expenses

        The Company purchases certain services from GE and also procures personnel from them for managerial support and also shares certain common facilities and resources. These costs were recorded as personnel expenses, and facilities maintenance cost, which was included as part of operational expenses. For the years ended December 31, 2004, 2005 and 2006 and March 31, 2006 and 2007, selling general and administration expenses included amounts of $14,384, $3,100, $1,096, $329 and $246, respectively, relating to services procured from GE.

Other operating income

        The Company provides some shared services such as facility, recruitment, training and communication, etc. to GE. Recovery for such services has been included as other operating income in the income statement. For the years ended December 31, 2004, 2005 and 2006 and March 31, 2006 and 2007, income from these services was $0, $6,185, $4,930, $1,128 and $563, respectively.

Interest income

        The Company earned interest income on inter-corporate deposits placed with a significant shareholder (GE). For the years ended December 31, 2004, 2005 and 2006, March 31, 2006 and 2007 interest income earned on these deposits was $11,895, $1,610, $634, $491 and $87 respectively.

Interest expense

        The Company incurred interest expense on finance lease obligations and external commercial borrowings from GE. For the years ended December 31, 2004, 2005 and 2006, March 31, 2006 and 2007 interest expenses relating to such related party debt amounted to $4,939, $413, $754, $91 and $255, respectively.

Sale of assets

        During the year ended December 31, 2006, the Company sold a part of a facility to GE for $2,000. Subsequently, it leased the same facility under an operating lease for twenty four months.

Repurchase of common and preferred stock

        During the year ended December 31, 2006, the Company purchased 20,056 shares of common stock and 59,000 shares of 2% Cumulative Series A convertible preferred stock from GE for a total cash consideration of $49,995.

Sale of common stock by GE

        During the year ended December 31, 2005, one of the Company's customers purchased common shares from GE under a securities purchase agreement dated November 30, 2005. Under an agreement between the Company and that customer dated November 30, 2005, the customer agreed to pay a penalty to the Company if the number of employees performing services for the customer does not exceed certain specified levels by December 31, 2010 and any one of the following events has occurred: (1) an initial public offering or a change of control event has occurred prior to that date, in which case the payment is due on January 31, 2011; (ii) an initial public offering or a change of control event occurs prior to the date when the MSA is terminated, in which case the payment is to be made on the termination of the MSA with the customer; or (iii) the MSA is terminated prior to an initial public offering or change of control event, in which case the payment is due on the earlier of the initial public offering or the change of control event.

        The amount of the payment depends on the number of employees performing services for the customer at such time as well as the price of the Company's common shares at the time of any initial public offering and the movement of an index comprised of the share prices of certain of the Company's competitors. Since the shares were sold by the principal shareholder at the fair value as of the date of the transfer of shares, the sale of common stock and the related revenue commitment has no accounting implication for the Company's financial statements for the year ended December 31, 2005 and 2006, respectively.

        The balances receivable from and payable to related parties are summarized as follows:

	As of December, 31
	2005	2006
Due from GE
Accounts receivable, net of allowance	$64,384	$97,397
Inter-corporate deposits	35,644	1,010
Prepaid expenses and other current assets	7,812	10,236

	$107,840	$108,643

Due to GE
Current portion of capital lease obligations	$1,294	$1,686
Accrued expenses and other current liabilities	11,231	8,928
Capital lease obligations, less current portion	1,837	3,067
Current portion of long-term debt	—	1,131
Long-term debt, less current portion	—	3,865
Other liabilities	4,174	7,019

	$18,536	$25,696

27.    Commitments and contingencies

Capital commitments

        As of December 31, 2005 and 2006, the Company has committed to spend $12,007 and $247, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of these purchases.

Other commitments

        The Company's business process delivery centers in India are 100% Export Oriented Units or Software Technology Parts of India Units, ("STPI") under the STPI guidelines issued by the Government of India. These units are exempted from customs and central excise duties and levies on imported and indigenous capital goods and stores and spares. The Company has executed legal undertakings to pay custom duty, central excise duty, levies and liquidated damages payable, if any, in respect of imported and indigenous capital goods and stores and spares consumed duty free, in the event that certain terms and conditions are not fulfilled.

28.    Subsequent events (Unaudited)

Genpact Mortgage Services, Inc.

        Prior to May 31, 2007, Genpact Mortgage Services ("Genpact Mortgage") funded mortgage loans with the intention of holding them on a short-term basis (typically less than 45 days) and then selling them in the secondary market. As of May 31, 2007, when it ceased funding new mortgage loans, Genpact Mortgage held mortgage loans in the aggregate principal amount of $12.8 million. Genpact Mortgage's ability to sell loans is dependent on the liquidity of the secondary mortgage market, which has recently deteriorated. As a result, Genpact Mortgage may not be able to sell loans it continues to hold and is exposed to the risk of default by borrowers.

        In connection with the sale of loans, Genpact Mortgage's practice has been to agree to repurchase a sold loan if there occurs a payment default during an agreed period of up to seven months following the sale. As of May 31, 2007, loans in the principal amount of $109.6 million were subject to such repurchase obligation, $1.1 million of which had a payment default and with respect to $0.2 million of which the holders had given Genpact Mortgage a repurchase notice.

        Management assesses the potential that it will be required to repurchase loans and determines appropriate provisions, if any, for such potential obligation by considering the type and mix of loans sold (e.g., whether sub-prime or prime), the general history and its relationship with the purchasers of the loans, loan delinquency rates, loan to value ratios, collateral quality and its historical experience.

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TABLE OF CONTENTS
INDUSTRY AND MARKET DATA
PROSPECTUS SUMMARY
GENPACT LIMITED
THE OFFERING
SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED FINANCIAL AND OPERATING DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
DIRECTOR COMPENSATION
Director Compensation
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
PRINCIPAL AND SELLING SHAREHOLDERS
DESCRIPTION OF SHARE CAPITAL
COMMON SHARES ELIGIBLE FOR FUTURE SALE
CERTAIN MATERIAL BERMUDA AND UNITED STATES FEDERAL TAX CONSEQUENCES
UNDERWRITERS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
GENPACT GLOBAL HOLDINGS SICAR S.À.R.L. Index to Consolidated / Combined Financial Statements
CONTENTS
Report of Independent Registered Public Accounting Firm
GENPACT GLOBAL HOLDINGS SICAR S.À.R.L. Consolidated Balance Sheets (In thousands of U.S. Dollars, except share and per share data)
GENPACT GLOBAL HOLDINGS SICAR S.À.R.L. Consolidated Balance Sheets (continued) (In thousands of U.S. Dollars, except share and per share data)
GENPACT GLOBAL HOLDINGS SICAR S.À.R.L. Consolidated / Combined Statements of Income (In thousands of U.S. Dollars, except share and per share data)
GENPACT GLOBAL HOLDINGS SICAR S.À.R.L. Consolidated / Combined Statements of Cash Flows (In thousands of U.S. Dollars)
GENPACT GLOBAL HOLDINGS SICAR S.À.R.L. Notes to the Consolidated / Combined Financial Statements (In thousands of U.S. Dollars, except share and per share data)